UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
FEDERAL HOME LOAN BANK OF DALLAS
(Exact name of registrant as specified in its charter)

Federally chartered corporation	71-6013989
(State or other jurisdiction of incorporation	(I.R.S. Employer
or organization)	Identification Number)

8500 Freeport Parkway South, Suite 600
Irving, TX	75063-2547
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code:
(214) 441-8500
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:
Class B Capital Stock, $100 par value per share

FEDERAL HOME LOAN BANK OF DALLAS

ITEM 1. BUSINESS
Background
The Federal Home Loan Bank of Dallas (the “Bank”) is one of 12 Federal Home Loan Banks (each individually a “FHLBank” and collectively the “FHLBanks,” and, together with the Office of Finance, a joint office of the FHLBanks, the “FHLBank System,” or the “System”) that were created by the Federal Home Loan Bank Act of 1932 (the “FHLB Act”). Each of the 12 FHLBanks is a member-owned cooperative that operates as a separate federally chartered corporation with its own management, employees and board of directors. Each FHLBank helps finance urban and rural housing, community lending, and community development needs in the specified states in its respective district. Federally insured commercial banks, savings banks, savings and loan associations, and credit unions, as well as insurance companies, are all eligible for membership in the FHLBank of the district in which the institution’s principal place of business is located. State and local housing authorities that meet certain statutory criteria may also borrow from the FHLBanks.
The public purpose of the Bank is to promote housing, jobs and general prosperity through products and services that assist its members in providing affordable credit in their communities. The Bank’s primary business is to serve as a financial intermediary between the capital markets and its members. In its most basic form, this intermediation process involves raising funds by issuing debt in the capital markets and lending the proceeds to member institutions (in the form of loans known as advances) at slightly higher rates. The interest spread between the cost of the Bank’s liabilities and the yield on its assets is the Bank’s primary source of earnings. The Bank endeavors to manage its assets and liabilities in such a way that its aggregate interest spread is consistent across a wide range of interest rate environments. The intermediation of its members’ credit needs with the investment requirements of the Bank’s creditors is made possible by the extensive use of interest rate exchange agreements. These agreements, commonly referred to as derivatives or derivative instruments, are discussed below in the section entitled “Use of Interest Rate Exchange Agreements.”
The Bank’s principal source of funds is debt issued through the Office of Finance. All 12 FHLBanks issue debt through the Office of Finance in the form of consolidated obligations, and all 12 FHLBanks are jointly and severally liable for the repayment of all consolidated obligations. Each FHLBank loans the funds it raises through this process to its members or uses them for other business purposes. Although consolidated obligations are not obligations of or guaranteed by the United States Government, FHLBanks are considered to be government-sponsored enterprises (“GSEs”) and thus are able to borrow at the favorable rates generally available to GSEs. The FHLBanks’ consolidated debt obligations are rated Aaa/P-1 by Moody’s Investors Service (“Moody’s”) and AAA/A-1+ by Standard & Poor’s (“S&P”), which are the highest ratings available from these nationally recognized statistical rating organizations (“NRSROs”). These ratings indicate that the FHLBanks have an extremely strong capacity to meet their commitments to pay principal and interest on consolidated obligations, and that consolidated obligations are judged to be of the highest quality, with minimal credit risk. The ratings also reflect the FHLBank System’s status as a GSE. Individually, the Bank has received a deposit rating of Aaa/P-1 from Moody’s and a counterparty credit rating of AAA/A-1+ from S&P. Currently, Moody’s has assigned a stable outlook to the Bank while S&P has assigned a negative outlook to the Bank. Shareholders, bondholders and prospective members should understand that these ratings are not a recommendation to buy, sell or hold securities and they may be subject to revision or withdrawal at any time by the NRSRO. Each of the ratings from the NRSROs should be evaluated independently.
All members of the Bank are required to purchase capital stock in the Bank as a condition of membership and in proportion to their borrowing activity with the Bank. The Bank’s capital stock is not publicly traded and all stock is owned by the Bank’s members, former members that retain the stock as provided in the Bank’s capital plan, or by non-member institutions that have acquired a member and must retain the stock to support advances or certain mortgage loans acquired and retained by the Bank on its balance sheet.
The Bank is supervised and regulated by the Federal Housing Finance Board (“Finance Board”), which is an independent agency in the executive branch of the United States Government. The Finance Board has a statutory responsibility and corresponding authority to ensure that the FHLBanks operate in a safe and sound manner.

Consistent with that duty, the Finance Board has an additional responsibility to ensure the FHLBanks are able to raise funds in the capital markets and carry out their housing and community development finance mission. In order to carry out those responsibilities, the Finance Board establishes regulations governing the operations of the FHLBanks, conducts ongoing off-site supervision and monitoring of the FHLBanks, and performs annual on-site examinations of each FHLBank.
The Bank’s debt and equity securities are exempt from registration under the Securities Act of 1933 and are “exempted securities” under the Securities Exchange Act of 1934 (the “Exchange Act”). On June 23, 2004, the Finance Board adopted a rule requiring each FHLBank to voluntarily register a class of its equity securities with the Securities and Exchange Commission (“SEC”) under Section 12(g) of the Exchange Act no later than August 29, 2005. In August 2005 (in the course of preparing for the registration of its equity securities), the Bank determined that it was necessary to restate its previously issued financial statements for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002 and 2001 in order to correct certain errors with respect to the application of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”). As a result of the need to restate its financial statements for these periods, the Bank was unable to complete its registration by August 29, 2005. On August 23, 2005, the Finance Board issued Advisory Bulletin 2005-AB-07 (“AB 05-07”), which provides guidance to those FHLBanks that failed to have their registration statements effective by August 29, 2005. AB 05-07 did not extend or otherwise change the regulatory deadline; instead, the Finance Board indicated that it expects each FHLBank to complete the registration process as soon as possible. Furthermore, AB 05-07 imposed upon each FHLBank whose registration statement is not yet effective an obligation to obtain pre-approval from the Finance Board’s Office of Supervision before declaring any dividends. The Bank’s restatement is more fully described in Item 2 – Financial Information (see section entitled “Restatement of Previously Issued Financial Statements”) and Item 13 — Financial Statements and Supplementary Data (see Note 2 to the Bank’s audited financial statements).
Registration under Section 12(g) of the Exchange Act will bring the Bank into the periodic disclosure regime as administered and interpreted by the SEC. Materials that the Bank will file with the SEC may be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports and other information filed with the SEC. Once registration of the Bank’s equity securities under Section 12(g) is effective, reports and other information filed with the SEC will also be available free of charge through the Bank’s website at www.fhlb.com.
Membership
The Bank’s members are financial institutions with their principal place of business in the Ninth Federal Home Loan Bank District, which includes Arkansas, Louisiana, Mississippi, New Mexico and Texas. The following table summarizes the Bank’s membership, by type of institution, as of December 31, 2005, 2004 and 2003.

MEMBERSHIP SUMMARY

	December 31,
	2005	2004	2003
Commercial banks	739	742	719
Thrifts	91	96	100
Credit unions	42	37	33
Insurance companies	15	15	15

Total members	887	890	867

Housing associates	8	8	8
Non-member borrowers	12	11	14

Total	907	909	889

Community Financial Institutions	761	769	761

As of December 31, 2005, 2004 and 2003, approximately 66.5 percent, 66.4 percent and 64.5 percent, respectively, of the Bank’s members had outstanding advances from the Bank. These usage rates are calculated excluding housing associates and non-member borrowers. While eligible to borrow, housing associates are not members of the Bank and, as such, are not required to hold capital stock. Non-member borrowers consist of institutions that have acquired former members and assumed the advances held by those former members. As discussed in more detail in Item 11 - Description of Registrant’s Securities to be Registered, non-member borrowers are required to hold capital stock to support outstanding advances or certain mortgage loans acquired by the Bank and held on the Bank’s balance sheet (see “Acquired Member Assets” under “Products and Services” below) until the later of the time when those activities have concluded or the applicable stock redemption period has expired, at which time the non-member borrower’s affiliation with the Bank is terminated. During the period that the advances or mortgage loans remain outstanding, non-member borrowers may not request new advances or submit additional mortgage loans for purchase, nor are they permitted to extend or renew the assumed advances.
Approximately 86 percent of the Bank’s members are Community Financial Institutions (“CFIs”), which are defined by the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) to include all FDIC-insured institutions with average total assets over the three prior years equal to or less than $500 million, as adjusted annually for inflation since 1999. For 2006, CFIs are FDIC-insured institutions with average total assets as of December 31, 2005, 2004, and 2003 equal to or less than $587 million. In 2005, 2004 and 2003, the average total asset ceiling for CFI designation was $567 million, $548 million and $538 million, respectively. The GLB Act expanded the eligibility for membership of CFIs in the FHLBanks and authorized the FHLBanks to accept expanded types of assets as collateral for advances to CFIs.
The Bank’s membership currently includes the majority of institutions in its district that are eligible to become members. Eligible non-members are primarily smaller institutions that have thus far elected not to join the Bank. For this reason, the Bank does not currently anticipate that a substantial number of additional institutions will become members, or that additional members will have a significant impact on the Bank’s future business.
As a cooperative, the Bank is managed with the primary objectives of enhancing the value of membership for member institutions and fulfilling its public purpose. The value of membership includes access to readily available credit from the Bank, the value of the cost differential between Bank advances and other potential sources of funds, and the dividends paid on members’ investment in the Bank’s capital stock.

Business Segments
The Bank manages its operations as one business segment. Management and the Bank’s Board of Directors review enterprise-wide financial information in order to make operating decisions and assess performance. All of the Bank’s revenues are derived from U.S. operations.
Interest Income
The Bank’s interest income is derived from three primary sources: advances, investment activities and, to a lesser extent, mortgage loans held for portfolio. Each of these revenue sources is more fully described below. During the years ended December 31, 2005, 2004 and 2003, interest income derived from each of these sources (expressed as a percentage of the Bank’s total interest income) was as follows:

	Year Ended December 31,
	2005	2004	2003
Advances (including prepayment fees)	71.7%	67.3%	63.7%
Investment activities	26.1	28.5	29.5
Mortgage loans held for portfolio	1.5	3.6	6.2
Other	0.7	0.6	0.6

Total	100.0%	100.0%	100.0%

Total interest income (in thousands)	$2,292,736	$1,300,067	$1,156,485

With the exception of interest earned on advances to Washington Mutual Bank, a non-member borrower, substantially all of the Bank’s interest income from advances is derived from financial institutions domiciled in the Bank’s five-state district. Advances to Washington Mutual Bank (and the related interest income) are described below in the “Products and Services” section.
Products and Services
Advances. The Bank’s primary function is to provide its members with a reliable source of secured credit in the form of loans known as advances. The Bank offers advances to its members with a wide variety of terms designed to meet members’ business and risk management needs. Standard offerings include the following types of advances:
•	Fixed rate, fixed term advances. The Bank offers fixed rate, fixed term advances with maturities ranging from overnight to 20 years, and with maturities as long as 30 years for Community Investment Program advances. Interest is generally collected monthly and principal repaid at maturity for fixed rate, fixed term advances.

•	Fixed rate, amortizing advances. The Bank offers fixed rate advances with a variety of final maturities and fixed amortization schedules. Standard advances offerings include fully amortizing advances with final maturities of 5, 7, 10, 15 or 20 years, and advances with amortization schedules based on those maturities but with shorter final maturities accompanied by balloon payments of the remaining outstanding principal balance. Borrowers may also request alternative amortization schedules and maturities. Interest is paid monthly and principal is repaid in accordance with the specified amortization schedule. Although these advances have fixed amortization schedules, borrowers may elect to pay a higher interest rate and have an option to prepay the advance without a fee after a specified lockout period (typically five years). Otherwise, early repayments are subject to the Bank’s standard prepayment fees.

•	Floating rate advances. The Bank’s standard advances offerings include term floating rate advances with maturities between one and five years. Floating rate advances are typically indexed to either one-month LIBOR or three-month LIBOR, and are priced at a constant spread to the relevant index. Borrowers may elect to pay a higher interest rate and have an option to prepay the advance on any reset date without an additional fee. In addition to longer term floating rate advances, the Bank offers short term floating rate advances (maturities of 30 days or less) indexed to the daily federal funds rate. Floating rate advances may also include embedded features such as caps, floors, provisions for the conversion of the advances to a fixed rate, or special indices.

•	Putable advances. The Bank also makes advances that include a put feature that allows the Bank to terminate the advance at specified points in time. If the Bank exercises its option to terminate the putable advance, the Bank offers replacement funding to the member for a period selected by the member up to the remaining term to maturity of the putable advance, provided the Bank determines that the member is able to satisfy the normal credit and collateral requirements of the Bank for the replacement funding requested.
The Bank manages the interest rate and option risk of advances through the use of a variety of debt and derivative instruments. Members are required by statute and regulation to use the proceeds of advances with an original term to maturity of greater than five years to purchase or fund new or existing residential housing finance assets which, for CFIs, include small business, small farm and small agribusiness loans and securities representing a whole interest in such loans.
The Bank prices its credit products with the objective of providing benefits of membership that are greatest for those members that use the Bank’s products most actively, while maintaining sufficient profitability to pay dividends at a rate that makes members financially indifferent to holding the Bank’s capital stock. That set of objectives results in relatively small mark-ups over the Bank’s cost of funds for its advances and dividends on capital stock at rates targeted at or slightly above the periodic average effective federal funds rate. In keeping with its cooperative philosophy, the Bank provides equal pricing for advances to all members regardless of asset or transaction size, charter type, or geographic location.
The Bank is required by the FHLB Act to obtain collateral that is sufficient, in the judgment of the Bank, to fully secure members’ advances and other extensions of credit. The Bank has not suffered any credit losses on advances in its 73-year history. In accordance with the Bank’s capital plan, members must purchase capital stock in proportion to their outstanding advances (see Item 11 – Description of Registrant’s Securities to be Registered). Pursuant to the FHLB Act, the Bank has a lien upon and holds the Bank’s Class B capital stock owned by each of its stockholders as additional collateral for all of the respective stockholder’s obligations to the Bank.
In order to comply with the requirement to fully secure advances to its members, the Bank and its members execute a written security agreement that establishes the Bank’s security interest in a variety of its members’ assets. The Bank, pursuant to the FHLB Act and the regulations issued by the Finance Board, only originates, renews, or extends advances to its members if it has obtained and is maintaining a security interest in eligible collateral at the time such advance is made, renewed, or extended. Eligible collateral includes whole first mortgages on improved residential real property or securities representing a whole interest in such mortgages; securities issued, insured, or guaranteed by the United States Government or any of its agencies, including mortgage-backed securities issued or guaranteed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), or the Government National Mortgage Association; cash or deposits in the Bank; and other real estate-related collateral acceptable to the Bank, provided that such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property.
In the case of CFIs, the Bank may also accept as collateral secured small business, small farm, and small agribusiness loans and securities representing a whole interest in such loans, provided the collateral has a readily ascertainable value and the Bank can perfect a security interest in such collateral. At December 31, 2005, 2004 and 2003, total CFI obligations secured by these types of collateral, including commercial real estate, totaled approximately $1.8 billion, $2.1 billion and $2.2 billion, respectively, which represented approximately 3.6 percent, 4.4 percent and 5.2 percent, respectively, of the total advances and letters of credit outstanding as of those dates.
The FHLB Act affords any security interest granted to the Bank by any member of the Bank, or any affiliate of any such member, priority over the claims and rights of any party, including any receiver, conservator, trustee, or similar party having rights of a lien creditor. However, the Bank’s security interest is not entitled to priority over the claims and rights of a party that (i) would be entitled to priority under otherwise applicable law or (ii) is an actual bona fide purchaser for value or is a secured party who has a perfected security interest in such collateral in accordance with applicable law (e.g., a prior perfected security interest under the Uniform Commercial Code or other applicable law).
The Bank perfects its security interests in borrowers’ collateral in a number of ways. The Bank usually perfects its security interest in collateral by filing a uniform commercial code financing statement against the borrower. In the case of certain borrowers, the Bank perfects its security interest by taking possession or control of the collateral, which may be in addition to the filing of a financing statement. In these cases, the Bank also generally takes assignments of most of the mortgages and deeds of trust that are designated as collateral.
The Bank allows most of its members that are depository institutions to retain possession of documents evidencing collateral pledged to the Bank. The Bank designates such members as being on “blanket lien status,” while members required to deliver documents evidencing collateral pledged to the Bank are designated as being on “custody status.” Members on blanket lien status can become members on custody status if there are circumstances that in the Bank’s discretion warrant such a change, such as a deterioration of the member’s general creditworthiness. Alternatively, members can move from being on custody status to being on blanket lien status at the Bank’s discretion. Members that are insurance companies cannot be on blanket lien status. As of December 31, 2005, 756 of the Bank’s borrowers/potential borrowers with a total of $34.0 billion in outstanding advances were on blanket lien status and 151 borrowers/potential borrowers with $12.5 billion in outstanding advances were on custody status.
On a quarterly basis or as otherwise requested by the Bank, members on blanket lien status must update information relating to collateral pledged to the Bank. This information is accessed by the Bank from appropriate regulatory filings. In accordance with written procedures similar to those established by the Auditing Standards Board of the American Institute of Certified Public Accountants, Bank personnel regularly verify the existence of collateral securing advances to members on blanket lien status. The frequency and the extent of these collateral verifications depend on the amount by which a member’s borrowings from the Bank during the year exceed the collateral value of its securities, loans and term deposits held by the Bank. Collateral verifications are not required for members that have not borrowed from the Bank during the prior calendar year, are on custody status, or are on blanket lien status but at all times have maintained at the Bank eligible loans, securities and term deposits with a collateral maintenance level in excess of the member’s advances and other extensions of credit.
Finance Board regulations require the Bank to establish a formula for and to charge a prepayment fee on an advance that is repaid prior to maturity in an amount sufficient to make the Bank financially indifferent to the borrower’s decision to repay the advance prior to its scheduled maturity date. These fees are generally calculated as the present value of the difference (if positive) between the interest rate on the prepaid advance and the current rate on a permissible investment for the remaining term to maturity of the repaid advance. During the years ended December 31, 2005, 2004 and 2003, the Bank collected net prepayment fees of $2.7 million, $7.4 million and $10.5 million, respectively.
As of December 31, 2005, the Bank’s outstanding advances (at par value) totaled $46.5 billion. As of that date, advances outstanding to the Bank’s ten largest borrowers represented 69.3 percent of the Bank’s total outstanding advances. Advances to the Bank’s three largest borrowers represented 55.1 percent of the Bank’s total outstanding advances. Individually, advances to the Bank’s three largest borrowers represented 24.2 percent (World Savings Bank, FSB Texas), 16.1 percent (Washington Mutual Bank) and 14.8 percent (Guaranty Bank) of the total advances outstanding as of December 31, 2005.
As of December 31, 2005, the Bank’s second largest borrower was Washington Mutual Bank, a California-based institution with approximately $7.5 billion of advances outstanding. On February 13, 2001, Washington Mutual Bank acquired Bank United, then the Bank’s largest stockholder and borrower, and dissolved Bank United’s Ninth District charter. Washington Mutual Bank assumed Bank United’s advances, which mature between 2006 and 2008, and in so doing became a non-member borrower. The Bank currently anticipates that Washington Mutual’s advances will remain fully collaterized until repaid. During the years ended December 31, 2005, 2004 and 2003, Washington Mutual Bank accounted for 14.9 percent, 12.4 percent and 12.7 percent, respectively, of the Bank’s total interest income from advances. As of March 31, 2006, advances outstanding to Washington Mutual Bank had declined to approximately $5.2 billion.

The Bank believes that the repayment of the advances currently held by Washington Mutual Bank (and the loss of the related interest income), which will occur no later than the maturity of the advances, will have a modestly negative economic impact on the Bank’s members. Currently, the Bank estimates that the loss of those advances from the Bank’s portfolio could reduce its annual return on total capital stock by approximately five to ten basis points. A larger balance of advances helps provide a critical mass of advances and capital over which to spread the Bank’s overhead, which helps maintain dividends and relatively lower advance pricing. The magnitude of the actual economic impact will depend on the size and profitability of the Bank at the time that the advances are repaid. A similar outcome would result in the event that one or more of the Bank’s other large borrowers repays its advances and ceases to be a member of the Bank.
For additional information regarding the composition and concentration of the Bank’s advances, see Item 2 – Financial Information.
Community Investment Cash Advances. The Bank also offers a Community Investment Cash Advances (“CICA”) program as authorized by Finance Board regulations. Advances made under the CICA program benefit low- to moderate-income households by providing funds for housing or economic development projects. CICA advances are made at rates below the rates the Bank charges on standard advances, and may be made at the Bank’s cost of funds or, in certain circumstances for specified purposes, below its cost of funds. The Bank currently prices CICA advances at interest rates that are 15 basis points lower than rates on comparable advances outside the program. CICA advances are provided separately from and do not count toward the Bank’s statutory obligations under the Affordable Housing Program (AHP), through which the Bank provides grants to support projects that benefit low-income households (see the “Affordable Housing Program” section below). As of December 31, 2005, advances outstanding under the CICA program totaled approximately $559 million, representing approximately 1.2 percent of the Bank’s total advances outstanding as of that date.
Letters of Credit. The Bank’s credit services also include letters of credit issued or confirmed on behalf of members to facilitate business transactions with third parties that support residential housing finance, community lending, or asset/liability management or to provide liquidity. Letters of credit are also issued on behalf of members to secure the deposits of public entities that are held by such members. Letters of credit must be fully collateralized as though they were funded advances. During the years ended December 31, 2005, 2004 and 2003, letter of credit fees earned by the Bank totaled approximately $2.0 million, $1.6 million and $1.1 million, respectively.
Acquired Member Assets (“AMA”). The Bank offers its members the ability to participate in the Mortgage Partnership Finance® (MPF®) Program developed and managed by the Federal Home Loan Bank of Chicago (the “FHLBank of Chicago”). “Mortgage Partnership Finance” and “MPF” are registered trademarks of the FHLBank of Chicago. Under the MPF Program, one or more FHLBanks acquire fixed rate, conforming mortgage loans originated by their member institutions that participate in the MPF Program (“Participating Financial Institutions” or “PFIs”). PFIs are paid a fee by the purchasing FHLBank for assuming a portion of the credit risk of the mortgages delivered to the FHLBank, while the FHLBank assumes the interest rate risk of holding the mortgages in its portfolio as well as a portion of the credit risk. PFIs deliver loans pursuant to the terms of master commitment agreements (“MCs”) entered into by the FHLBank and the PFI and acknowledged and approved by the FHLBank of Chicago. Under the terms of the MCs, a PFI may either deliver loans that the PFI has already closed in its own name and transfers to the FHLBank or, as agent for the FHLBank, close loans directly in the name of the FHLBank (collectively, “Program Loans”). Program Loans are owned directly by the FHLBank and are not held through a trust or any other conduit entity. Title to Program Loans is in the name of the purchasing FHLBank, subject to the participation interests in such loans that the FHLBank may have sold to the FHLBank of Chicago.
From 1998 to mid-2003, the Bank generally retained an interest in the Program Loans it acquired from its PFIs under the MPF Program pursuant to the terms of an investment and services agreement between the FHLBank of Chicago and the Bank (the “First MPF Agreement”). Under the First MPF Agreement, the Bank retained title to the Program Loans, subject to any participation interest in such loans that was sold to the FHLBank of Chicago. The FHLBank of Chicago’s participation interest in Program Loans reduced the Bank’s beneficial interest in such loans. The First MPF Agreement permitted the Bank to retain a beneficial interest in Program Loans ranging from 1 percent to 49 percent, as the Bank in its discretion determined, and required the FHLBank of Chicago to purchase a participation interest in the Program Loans equal to the amount of interest in such loans that the Bank chose not to retain. In any case where the FHLBank of Chicago’s participation interest was less than 51 percent, the Bank would have been required to pay a transaction services fee to the FHLBank of Chicago. The interest in the Program Loans retained by the Bank during this period ranged from a low of 1 percent to a maximum of 49 percent. Because the FHLBank of Chicago’s interest in the Program Loans was always equal to or greater than 51 percent, the Bank was never required to pay a transaction services fee to the FHLBank of Chicago. During the period from 1998 to 2000, the Bank also acquired from the FHLBank of Chicago a percentage interest (ranging up to 75 percent) in certain MPF loans originated by PFIs of other FHLBanks. The Bank’s purchase of Program Loans from PFIs and its sale of participation interests to the FHLBank of Chicago occurred simultaneously and at the same price.
On December 5, 2002, the Bank and the FHLBank of Chicago entered into a new investment and services agreement (the “Second MPF Agreement”) to replace the First MPF Agreement with respect to Program Loans delivered under MCs entered into on or after December 5, 2002. Following an initial term of three years, the agreement now continues indefinitely unless terminated by either party upon 90 days’ prior notice. The Second MPF Agreement provides that the FHLBank of Chicago will assume all rights and obligations of the Bank under each MC with the Bank’s PFIs and will acquire directly from such PFIs the Program Loans. The FHLBank of Chicago, the Bank, and the applicable PFI execute a written assignment and assumption agreement with respect to each MC that documents the rights and obligations of the FHLBank of Chicago as the assignee of the Bank’s rights and obligations under such MC. The Bank has no obligation to its PFIs to purchase Program Loans or perform any other obligation under an MC that has been assumed by the FHLBank of Chicago. Under such MCs, the FHLBank of Chicago purchases Program Loans directly from the Bank’s PFIs. All substantive terms of the MCs issued under the Second MPF Agreement are unchanged from the terms of MCs issued under the First MPF Agreement. Under the Second MPF Agreement, the FHLBank of Chicago is obligated to pay to the Bank a participation fee equal to a percentage of the dollar volume of Program Loans delivered by the Bank’s PFIs.
Under the terms of the Second MPF Agreement, the Bank retains the option to purchase up to a 50 percent interest in Program Loans delivered by its PFIs in lieu of receiving participation fees and provided that the Bank pays to the FHLBank of Chicago a monthly transaction service fee. Pursuant to an amendment to the First MPF Agreement entered into on June 23, 2003, the Bank and the FHLBank of Chicago agreed to extend the terms of the Second MPF Agreement to Program Loans delivered pursuant to MCs entered into prior to December 5, 2002. The Bank has not exercised its option under the Second MPF Agreement to purchase any interest in Program Loans and currently anticipates that all future Program Loans delivered by its PFIs will be subject to the fee arrangement and will not be held on the Bank’s balance sheet. During the years ended December 31, 2005, 2004 and 2003, fees earned by the Bank under this arrangement totaled $0.4 million, $0.7 million and $1.7 million, respectively. These fees are included in “other income (loss)” under the caption “other, net” in the statements of income.
As of December 31, 2005, MPF loans held for portfolio (net of allowance for credit losses) were $542 million, representing approximately 0.8 percent of the Bank’s total assets. As of December 31, 2004 and 2003, MPF loans held for portfolio (net of allowance for credit losses) represented approximately 1.1 percent and 1.7 percent, respectively, of the Bank’s total assets. Because the Bank does not expect to exercise its option to purchase interests in MPF loans in the future, the Bank currently anticipates that its balance of retained MPF loans will continue to decline over time. For more information regarding the Bank’s MPF loans, see Item 2 – Financial Information.
Affordable Housing Program (“AHP”). The Bank offers an AHP as required by the FHLB Act and in accordance with Finance Board regulations. The Bank sets aside 10 percent of each year’s earnings (as adjusted for interest expense on mandatorily redeemable capital stock) for its AHP, which provides grants for projects that facilitate development of rental and owner-occupied housing for low-income households. The calculation of the amount to be set aside is further discussed below in the section entitled “Taxation.” Each year, the Bank conducts two competitive application processes to allocate the AHP funds set aside from the prior year’s earnings. Applications submitted by Bank members and their community partners during these funding rounds are scored in accordance with Finance Board regulations and the Bank’s AHP Implementation Plan. The highest scoring proposals are approved to receive funds, which are disbursed upon receipt of documentation that the projects are progressing as specified in the original applications.
Correspondent Banking Services. The Bank provides its members with a variety of correspondent banking services. These services include overnight and term deposit accounts, wire transfer services, reserve pass-through and settlement services, securities safekeeping and securities pledging services. These services are offered on a fee-for

-service basis. In the aggregate, correspondent banking services generated fee income for the Bank of $2.8 million, $2.5 million and $2.1 million during the years ended December 31, 2005, 2004 and 2003, respectively.
SecureConnect. The Bank provides secure on-line access to many of its products, services and reports through SecureConnect, a secure on-line product delivery system. A substantial portion of the Bank’s advances and wire transfers are initiated by members through SecureConnect, along with a large proportion of various activity reports. In addition, members may manage securities held in safekeeping by the Bank and participate in auctions for Bank advances and deposits through SecureConnect.
AssetConnection®. The Bank has also introduced AssetConnection®, an electronic communications system that was developed to facilitate the transfer of financial and other assets among member institutions. “AssetConnection” is a registered trademark of the Bank. Types of assets that may be transferred include mortgage and other secured loans or loan participations. The Finance Board approved the development of this system in November 2002 under its new business activity regulations, and the Bank introduced it to its members in October 2003. The purpose of this system is to enhance the liquidity of mortgage loans and other assets by providing a mechanism to balance the needs of those member institutions with excess loan capacity and those with more asset demand than capacity.
In its initial phase, AssetConnection is a listing service that allows member institutions to list assets available for sale or interests in assets to purchase. In this form, the Bank does not take a position in any of the assets listed, nor does the Bank offer any form of endorsement or guarantee related to the assets being listed. All transactions must be negotiated and consummated between principals. Since its introduction, a limited number of assets have been listed for sale through AssetConnection and several members have accessed the system in search of assets to purchase. If members ultimately find the services available through AssetConnection to be of value to their institutions, it could provide an additional source of fee income for the Bank.
Investment Activities
The Bank maintains a portfolio of investments to enhance interest income and meet liquidity needs. To ensure the availability of funds to meet members’ credit needs and its other general liquidity requirements, the Bank maintains a portfolio of short-term, unsecured investments issued by highly rated institutions, including overnight federal funds, term federal funds and overnight commercial paper. At December 31, 2005, the Bank’s short-term investments, which were comprised entirely of overnight federal funds sold to domestic counterparties, totaled $7.9 billion.
The goal of increasing interest income is met by the Bank’s long-term investment portfolio, which includes securities issued by United States Government agencies or government-sponsored agencies (e.g., Fannie Mae, Freddie Mac, and the Tennessee Valley Authority), mortgage-backed securities (“MBS”) issued by government-sponsored mortgage agencies (e.g., Fannie Mae and Freddie Mac), and non-agency residential and commercial MBS that carry the highest ratings from Moody’s or S&P. The interest rate and prepayment risk inherent in the MBS is managed though a variety of debt and interest rate derivative instruments. The majority of the United States Government and government-sponsored agency securities carry fixed rates, most of which have been converted for the Bank’s purpose to floating rates with interest rate derivatives. As of December 31, 2005, the Bank’s long-term investment portfolio was comprised of approximately $9.0 billion of MBS and $0.3 billion of United States Government and government-sponsored agency securities. As further described in Item 2 – Financial Information, the Bank sold $4.1 billion (par value) of investment securities during the year ended December 31, 2005. Substantially all of these investments were government-sponsored agency securities.
The Bank’s non-agency residential MBS (“RMBS”) are collateralized by whole mortgage loans that generally do not conform to government agency pooling requirements and its non-agency commercial MBS (“CMBS”) are collateralized by loans secured by commercial real estate. The Bank’s non-agency MBS investments are self-insured by a senior/subordinate structure in which the subordinate classes of securities provide credit support for the most senior class of securities, an interest in which is owned by the Bank. Losses in the underlying loan pool would generally have to exceed the credit support provided by the subordinate classes of securities before the most senior class of securities would experience any credit losses. The credit support provided by the subordinate securities is typically expressed as a percentage of the entire structure. As of December 31, 2005, the credit support for the

Bank’s non-agency securities ranged from 24 percent to 48 percent (in the case of the CMBS) and from 4 percent to 55 percent (in the case of the RMBS).
The Bank further reduces the credit risk of its non-agency MBS by purchasing securities with other risk-reducing attributes. For instance, the Bank purchases RMBS backed by loan pools that feature a high percentage of relatively small and geographically dispersed loans, a high percentage of owner-occupied properties, and low loan-to-value ratios. When purchasing CMBS, the Bank generally acquires securities backed by relatively small and geographically diverse loans, diverse loan types and high debt service coverage ratios. At December 31, 2005, all of the Bank’s holdings of privately issued mortgage-backed securities retained the highest investment grade rating.
Finance Board policy and regulations limit the Bank’s MBS investments to 300 percent of its total capital, as of the prior month end at the time new investments are made, and non-MBS obligations of a single government-sponsored agency to 100 percent of the Bank’s total capital as of the prior month end at the time new investments are made. In accordance with Finance Board regulations, total capital for these purposes excludes accumulated other comprehensive income (loss) and includes all amounts paid in for the Bank’s capital stock regardless of accounting classification (see Item 2 – Financial Information). The Bank is not required to sell or otherwise reduce any investments that exceed these regulatory limits due to reductions in capital or changes in value after the investments are made, but it is precluded from making additional investments that exceed these limits. To the extent the Bank’s total capital grows through additional capital stock investments, stock dividends, and increases in retained earnings, the Bank may increase its MBS investments if opportunities to purchase securities at favorable spreads exist in the marketplace.
The Bank attempts to maintain its investments in MBS close to the regulatory limit of 300 percent of total capital. While the Finance Board sets limits on the risks that may be taken with MBS investments, the Bank has generally adopted a more conservative approach. The Bank acquires securities with expected principal prepayment schedules that are generally more structured, or relatively less volatile, than those present in 30-year whole mortgages. The Bank uses debt instruments with call features as well as interest rate derivatives to manage prepayment risks and other options embedded in the MBS that it acquires.
Finance Board regulations include a variety of restrictions and limitations on the FHLBank’s investment activities, including limits on the types, amounts, and maturities of unsecured investments in private issuers (see Item 2 – Financial Information). In addition, the Bank is prohibited from investing in certain types of securities, including:
•	instruments, such as common stock, that represent an ownership interest in an entity, other than stock in small business investment companies, or certain investments targeted to low-income persons or communities;

•	instruments issued by non-United States entities, other than those issued by United States branches and agency offices of foreign commercial banks;

•	non-investment grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the Bank;

•	whole mortgages or other whole loans, other than 1) those acquired by the Bank through a duly authorized AMA program such as the MPF Program; 2) certain investments targeted to low-income persons or communities; 3) certain marketable direct obligations of State, local, or tribal government units or agencies, having at least the second highest credit rating from an NRSRO; 4) MBS or asset-backed securities backed by manufactured housing loans or home equity loans; and 5) certain foreign housing loans authorized under Section 12(b) of the FHLBank Act;

•	non-U.S. dollar denominated securities;

•	interest-only or principal-only stripped MBS;

•	residual-interest or interest-accrual classes of Collateralized Mortgage Obligations and Real Estate Mortgage Investment Conduits; and

•	fixed rate MBS or floating rate MBS that, on trade date, are at rates equal to their contractual cap and that have average lives that vary by more than 6 years under an assumed instantaneous interest rate change of 300 basis points.
Funding Sources
General. The principal funding source for the Bank is consolidated obligations issued in the capital markets through the Office of Finance. Member deposits and the proceeds from the issuance of capital stock are also funding sources for the Bank. Consolidated obligations consist of consolidated bonds and consolidated discount notes. Generally, discount notes are consolidated obligations with maturities up to 360 days, and consolidated bonds have maturities of one year or longer.
The Bank determines its participation in the issuance of consolidated obligations based upon, among other things, its own funding and operating requirements and the amounts, maturities, rates of interest and other terms available in the marketplace. The issuance terms for consolidated obligations are established by the Office of Finance, subject to policies established by its Board of Directors and the regulations of the Finance Board. In addition, the Government Corporation Control Act provides that, before a government corporation issues and offers obligations to the public, the Secretary of the Treasury shall prescribe the form, denomination, maturity, interest rate, and conditions of the obligations, the way and time issued, and the selling price. The FHLB Act authorizes the Secretary of the Treasury in specified circumstances to purchase consolidated obligations up to an aggregate principal amount of $4 billion.
Consolidated bonds satisfy term funding requirements. Typically, the maturities of these securities range from 1 to 15 years, but their maturities are not subject to any statutory or regulatory limit. Consolidated bonds can be fixed or adjustable rate and may be callable or non-callable.
Consolidated bonds are issued and distributed daily through negotiated or competitively bid transactions with approved underwriters or selling group members. The Bank receives 100 percent of the proceeds of bonds issued through direct negotiation with underwriters of System debt when it is the only FHLBank involved in the negotiation and is the sole FHLBank that is primary obligor on consolidated obligation bonds issued under those circumstances. When the Bank and one or more other FHLBanks jointly negotiate the issuance of bonds directly with underwriters, the Bank receives the portion of the proceeds of the bonds agreed upon with the other FHLBanks; in those cases, the Bank is primary obligor for a pro rata portion of the bonds based on the proceeds it receives. In these cases, the Bank records on its balance sheet only that portion of the bonds for which it is the primary obligor. The majority of the Bank’s consolidated obligation bond issuance is conducted through direct negotiation with underwriters of System debt, and a majority of that issuance is without participation by the other FHLBanks.
The Bank may also request that specific amounts of specific bonds be offered by the Office of Finance for sale through competitive auction conducted with underwriters in a bond selling group. One or more other FHLBanks may also request that amounts of these same bonds be offered for sale for their benefit through the same auction. The Bank may receive from zero to 100 percent of the proceeds of the bonds issued through competitive auction depending on the amounts and costs for the bonds bid by underwriters, the maximum costs the Bank or other FHLBanks, if any, participating in the same issue are willing to pay for the bonds, and Office of Finance guidelines for allocation of bond proceeds among multiple participating FHLBanks.
Consolidated discount notes are a significant funding source for money market instruments and for advances with short-term maturities or repricing frequencies of less than one year. Discount notes are sold at a discount and mature at par, and are offered daily through a consolidated discount notes selling group and through other authorized securities dealers.
On a daily basis, the Bank may request that specific amounts of discount notes with specific maturity dates be offered by the Office of Finance at a specific cost for sale to underwriters in the discount note selling group. One or more other FHLBanks may also request that amounts of discount notes with the same maturities be offered for sale for their benefit on the same day. The Office of Finance commits to issue discount notes on behalf of the participating FHLBanks when underwriters in the selling group submit orders for the specific discount notes offered for sale. The Bank may receive from zero to 100 percent of the proceeds of the discount notes issued through this sales process depending on the maximum costs the Bank or other FHLBanks, if any, participating in the same discount notes are willing to pay for the discount notes, the amounts of orders for the discount notes submitted by underwriters, and Office of Finance guidelines for allocation of discount notes proceeds among multiple participating FHLBanks. Under the Office of Finance guidelines, FHLBanks generally receive funding on a first-come-first-serve basis subject to threshold limits within each category of discount notes. For overnight discount notes, sales are allocated to the FHLBanks in lots of $250 million. For all other discount note maturities, sales are allocated in lots of $50 million. Within each category of discount notes, the allocation process is repeated until all orders are filled.
Twice weekly, the Bank may also request that specific amounts of discount notes with fixed maturity dates ranging from 4 to 26 weeks be offered by the Office of Finance through competitive auction conducted with underwriters in the discount note selling group. One or more other FHLBanks may also request that amounts of those same discount notes be offered for sale for their benefit through the same auction. The discount notes offered for sale through competitive auction are not subject to a limit on the maximum costs the FHLBanks are willing to pay. The FHLBanks receive funding based on their requests at a weighted average rate of the winning bids from the dealers. If the bids submitted are less than the total of the FHLBanks’ requests, the Bank receives funding based on the ratio of the Bank’s capital relative to the capital of the other FHLBanks offering discount notes. The majority of the Bank’s discount note issuance in maturities of four weeks or longer is conducted through the auction process. Regardless of the method of issuance, as with consolidated bonds, the Bank is primary obligor for the portion of discount notes issued for which it has received the proceeds.
On occasion, and as an alternative to issuing new debt, the Bank may assume the outstanding consolidated obligations for which other FHLBanks are the original primary obligors. This occurs in cases where the original primary obligor may have participated in a large consolidated obligation issue to an extent that exceeded its immediate funding needs in order to facilitate better market execution for the issue. The original primary obligor might then warehouse the funds until they were needed, or make the funds available to other FHLBanks. Transfers may also occur when the original primary obligor’s funding needs change, and that FHLBank offers to transfer debt that is no longer needed to other FHLBanks. Transferred debt is typically fixed rate, fixed term, non-callable debt, and may be in the form of discount notes or bonds. In connection with these transactions, the Bank becomes the primary obligor for the transferred debt.
The Bank participates in such transfers of funding from other FHLBanks when the transfer represents favorable pricing relative to a new issue of consolidated obligations with similar features. During the years ended December 31, 2005, 2004, and 2003, the Bank assumed consolidated obligations from other FHLBanks with par amounts of $425 million, $375 million and $5.7 billion, respectively.
At December 31, 2005, the Bank was primary obligor on $57.8 billion of consolidated obligations (at par value), of which $11.2 billion were consolidated discount notes and $46.6 billion were consolidated bonds.
Joint and Several Liability. Although the Bank is primarily liable only for its portion of consolidated obligations (i.e., those consolidated obligations issued on its behalf and those that have been transferred/assumed from other FHLBanks), it is also jointly and severally liable with the other FHLBanks for the payment of principal and interest on all of the consolidated obligations issued by the FHLBanks. The Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation, regardless of whether there has been a default by a FHLBank having primary liability. To the extent that a FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank shall be entitled to reimbursement from the FHLBank with primary liability. The FHLBank with primary liability would have a corresponding liability to reimburse the FHLBank providing assistance to the extent of such payment and other associated costs (including interest to be determined by the Finance Board). However, if the Finance Board determines that the primarily liable FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis that the Finance Board may determine. No FHLBank has ever failed to make any payment on a consolidated obligation for which it was the primary obligor; as a result, the regulatory provisions for directing other FHLBanks to make payments on behalf of another FHLBank or allocating the liability among other FHLBanks have never been invoked. Consequently, the Bank has no means to determine how the Finance Board might allocate among the other FHLBanks the obligations of a FHLBank that is unable to pay consolidated obligations for which such FHLBank is primarily liable. In the unlikely event the Bank is holding a consolidated obligation as an investment for which the Finance Board would allocate liability among the 12 FHLBanks, the Bank might be exposed to a credit loss to the extent of its share of the assigned liability for that particular consolidated obligation. If principal or interest on any consolidated obligation issued by the FHLBank System is not paid in full when due, the Bank may not pay dividends to, or repurchase shares of stock from, any member of the Bank.
According to the Office of Finance, the 12 FHLBanks had (at par value) approximately $937 billion, $869 billion and $760 billion in consolidated obligations outstanding at December 31, 2005, 2004 and 2003, respectively. The Bank was the primary obligor on $57.8 billion, $58.7 billion and $52.3 billion (at par value), respectively, of these consolidated obligations.
Certification and Reporting Obligations. Under Finance Board regulations, before the end of each calendar quarter and before paying any dividends for that quarter, the President of the Bank must certify to the Finance Board that, based upon known current facts and financial information, the Bank will remain in compliance with applicable liquidity requirements and will remain capable of making full and timely payment of all current obligations (which includes the Bank’s obligation to pay principal and interest on consolidated obligations) coming due during the next quarter. The Bank is required to provide notice to the Finance Board if it (i) is unable to provide the required certification, (ii) projects at any time that it will fail to comply with its liquidity requirements or will be unable to meet all of its current obligations due during the quarter, (iii) actually fails to comply with its liquidity requirements or to meet all of its current obligations due during the quarter, or (iv) negotiates to enter into or enters into an agreement with one or more other FHLBanks to obtain financial assistance to meet its current obligations due during the quarter. The Bank has been in compliance with the applicable reporting requirements at all times since they became effective in 1999.
A FHLBank must file a consolidated obligation payment plan for Finance Board approval if (i) the FHLBank becomes a non-complying FHLBank as a result of failing to provide the required certification, (ii) the FHLBank becomes a non-complying FHLBank as a result of being required to provide the notice described above to the Finance Board, except in the case of a failure to make a payment on a consolidated obligation caused solely by an external event such as a power failure, or (iii) the Finance Board determines that the FHLBank will cease to be in compliance with its liquidity requirements or will lack the capacity to meet all of its current obligations due during the quarter.
A non-complying FHLBank is permitted to continue to incur and pay normal operating expenses in the regular course of business, but may not incur or pay any extraordinary expenses, or declare or pay dividends, or redeem any capital stock, until such time as the Finance Board has approved the FHLBank’s consolidated obligation payment plan or inter-FHLBank assistance agreement, or ordered another remedy, and all of the non-complying FHLBank’s direct obligations have been paid.
Negative Pledge Requirements. Each FHLBank must maintain specified assets free from any lien or pledge in an amount at least equal to its participation in outstanding consolidated obligations. Eligible assets for this purpose include (i) cash; (ii) obligations of, or fully guaranteed by, the United States Government; (iii) secured advances; (iv) mortgages having any guaranty, insurance, or commitment from the United States Government or any related agency; (v) investments described in Section 16(a) of the FHLB Act, which, among other items, include securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and (vi) other securities that are assigned a rating or assessment by an NRSRO that is equivalent to or higher than the rating on the FHLBanks’ consolidated obligations. At December 31, 2005, 2004 and 2003, the Bank had eligible assets free from pledge of $64.4 billion, $63.8 billion and $57.6 billion, respectively, compared to its participation in outstanding consolidated obligations of $57.8 billion, $58.7 billion and $52.3 billion, respectively. In addition, the Bank was in compliance with its negative pledge requirements at all times during the years ended December 31, 2005, 2004 and 2003.
Office of Finance. The Office of Finance is a joint office of the 12 FHLBanks that executes the issuance of consolidated obligations, as agent, on behalf of the FHLBanks. Established by the Finance Board, the Office of

Finance also services all outstanding consolidated obligation debt, provides the FHLBanks with credit information, serves as a source of information for the FHLBanks on capital market developments, manages the FHLBank System’s relationship with rating agencies as it pertains to the consolidated obligations, and prepares and distributes the annual and quarterly combined financial reports for the FHLBanks.
The Office of Finance is managed by a board of directors which consists of three part-time members appointed by the Finance Board. Under current Finance Board regulations, two of these members are presidents of FHLBanks and the third is a private citizen of the United States with a demonstrated expertise in financial markets. The private citizen member of the board also serves as its Chairman. The Bank’s President has served as a director of the Office of Finance since April 1, 2003. He was recently reappointed by the Finance Board to serve a second three-year term that began on April 1, 2006 and will expire on March 31, 2009.
One of the responsibilities of the Board of Directors of the Office of Finance is to establish policies regarding consolidated obligations to ensure that, among other things, such obligations are issued efficiently and at the lowest all-in funding costs for the FHLBanks over time consistent with prudent risk management practices and other market and regulatory factors.
The Finance Board has regulatory oversight and enforcement authority over the Office of Finance and its directors and officers to the same extent as it has such authority over a FHLBank and its respective directors and officers. The FHLBanks are responsible for jointly funding the expenses of the Office of Finance, which are shared on a pro rata basis with one-third based on each FHLBank’s outstanding capital stock (as of the prior month-end), one-third based on each FHLBank’s total debt issuance (during the current month), and one-third based on each FHLBank’s total consolidated obligations outstanding (as of the current month-end).
Through December 31, 2000, consolidated obligations were issued by the Finance Board through the Office of Finance under the authority of Section 11(c) of the FHLB Act, which provides that debt so issued is the joint and several obligation of the FHLBanks. Since January 2, 2001, the FHLBanks have issued consolidated obligations in the name of the FHLBanks through the Office of Finance under Section 11(a) of the FHLB Act. While the FHLB Act does not impose joint and several liability on the FHLBanks for debt issued under Section 11(a), the Finance Board has determined that the same rules governing joint and several liability should apply whether consolidated obligations are issued by the Finance Board under Section 11(c) or by the FHLBanks under Section 11(a). No FHLBank is currently permitted to issue individual debt under Section 11(a) of the FHLB Act without Finance Board approval.
Use of Interest Rate Exchange Agreements
Finance Board regulations authorize and establish general guidelines for the FHLBanks’ use of derivative instruments, and the Bank’s Risk Management Policy establishes specific guidelines for their use. The Bank can use interest rate swaps, swaptions, cap and floor agreements, calls, puts, and futures and forward contracts as part of its interest rate risk management and funding strategies. Regulations prohibit derivative instruments that do not qualify as hedging instruments pursuant to generally accepted accounting principles unless a non-speculative use is documented.
In general, the Bank uses interest rate exchange agreements in two ways: either by designating them as a fair value hedge of an underlying financial instrument or by designating them as a hedge of some defined risk in the course of its balance sheet management. For example, the Bank uses interest rate exchange agreements in its overall interest rate risk management activities to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of its assets, including advances and investments, and/or to adjust the interest rate sensitivity of advances, investments and mortgage loans to approximate more closely the interest rate sensitivity of its liabilities. In addition to using interest rate exchange agreements to manage mismatches between the coupon features of its assets and liabilities, the Bank also uses interest rate exchange agreements to manage embedded options in assets and liabilities, to preserve the market value of existing assets and liabilities, to hedge the duration risk of prepayable instruments, and to reduce funding costs.
To reduce funding costs, the Bank may enter into interest rate exchange agreements concurrently with the issuance of consolidated obligations. This strategy of issuing bonds while simultaneously entering into interest rate exchange agreements enables the Bank to offer a wider range of attractively priced advances to its members. The continued attractiveness of such debt depends on yield relationships between the bond and interest rate exchange markets. If conditions in these markets change, the Bank may alter the types or terms of the bonds that it issues.
For further discussion of interest rate exchange agreements, see Item 2 – Financial Information.
Competition
Demand for the Bank’s advances is affected by, among other things, the cost of other available sources of liquidity for its members, including deposits. The Bank competes with other suppliers of wholesale funding, both secured and unsecured, including investment banking concerns, commercial banks and, in certain circumstances, other FHLBanks. Sources of wholesale funds for its members include unsecured long-term debt, unsecured short-term debt such as federal funds, repurchase agreements, and deposits issued into the brokered certificate of deposits market. The availability of alternative funding sources to members can significantly influence the demand for the Bank’s advances and can vary as a result of a variety of factors including, among others, market conditions, members’ creditworthiness and availability of collateral. The Bank competes against these other financing sources on the basis of cost, the relative ease by which the members can access the various sources of funds, and the flexibility desired by the member when structuring the liability.
The MPF Program competes primarily with Fannie Mae and Freddie Mac. While the Bank no longer expects to acquire interests in mortgage loans through this program, its ability to generate fee income from loans that are sold by its members to the FHLBank of Chicago is affected by competitive factors. These competitive factors include price, products, structures, and services offered, all of which are established by the FHLBank of Chicago.
The Bank also competes with Fannie Mae, Freddie Mac and other GSEs, as well as corporate, sovereign and supranational entities for funds raised through the issuance of consolidated obligations in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lesser amounts of debt issued at the same cost than otherwise would be the case. Although the available supply of funds has kept pace with the funding needs of the Bank’s members as expressed through Bank debt issuance, there can be no assurance that this will continue to be the case indefinitely.
In addition, the sale of callable debt and the simultaneous execution of callable interest rate exchange agreements that mirror the debt has been an important source of competitive funding for the Bank. As such, the Bank’s access to interest rate exchange agreements has been, and will continue to be, an important determinant of the Bank’s relative cost of funds. Given that the trend has been towards increased concentration in the number of providers of interest rate exchange agreements, there can be no assurance that the current breadth and depth of these markets will be sustained.
Capital
The Bank’s capital consists of capital stock owned by its members (and, in some cases, non-member borrowers or former members as described below), plus retained earnings and accumulated other comprehensive income (loss). From its enactment in 1932, the FHLB Act provided for a subscription-based capital structure for the FHLBanks that required every member of a FHLBank to own that FHLBank’s capital stock in an amount in proportion to the member’s mortgage assets and its borrowing activity with the FHLBank pursuant to a statutory formula. In 1999, the GLB Act replaced the former subscription capital structure with requirements for total capital, leverage capital and risk-based capital for the FHLBanks, authorized the issuance of two new classes of capital stock redeemable with six months’ notice (Class A stock) or five years’ notice (Class B stock), and required each FHLBank to develop a new capital plan to replace the previous statutory capital structure.
On January 30, 2001, the Finance Board published a final rule implementing the required new capital structure for the FHLBanks. As required by the new capital regulations, the Bank submitted its proposed capital plan to the Finance Board on October 29, 2001 for review and approval. The Finance Board approved the Bank’s capital plan on June 12, 2002 and the Bank converted to its new capital structure on September 2, 2003.

In general, the Bank’s capital plan requires each member to own Class B stock (redeemable with five years’ written notice subject to certain restrictions) in an amount equal to the sum of a membership stock requirement and an activity-based stock requirement. The new capital plan is similar to the former capital structure in that it requires members to hold capital stock in proportion to their asset size and borrowing activity with the Bank.
The Bank’s capital stock is not publicly traded and it may be issued, repurchased, redeemed or transferred (with the prior approval of the Bank) only at its par value. In addition, the Bank’s capital stock may only be issued to and held by members of the Bank or by former members of the Bank or institutions that acquire members of the Bank and that retain stock in accordance with the Bank’s capital plan. For more information about the Bank’s capital stock, see Item 11 - Description of Registrant’s Securities to be Registered. For more information about the Bank’s minimum capital requirements, see Item 2 – Financial Information.
Retained Earnings. In August 2003, the Finance Board encouraged all 12 FHLBanks to establish retained earnings targets and to specify the priority for increasing retained earnings relative to paying dividends. On February 27, 2004, the Bank’s Board of Directors adopted a retained earnings policy that is designed to build retained earnings over a number of years in order to protect the par value of members’ capital stock investments from potential economic losses and fluctuations in earnings. The Bank’s Board of Directors reviews the Bank’s retained earnings targets at least annually under an analytic framework that takes into account sources of potential realized and unrealized losses, including potential loss distributions for each, and revises the targets as appropriate. In accordance with that process, the Board of Directors most recently revised the Bank’s retained earnings targets in September 2005.
The Bank’s current retained earnings targets call for the Bank to have a retained earnings balance of $162 million by the end of 2006, rising to $172 million by the end of 2008 and thereafter increasing about $15 million per year for the next eight years. Because the Bank retained a substantial portion of the net realized gains from the sale of certain securities during the third quarter of 2005 (for a discussion of these sales, see Item 2 – Financial Information), the Bank’s December 31, 2005 retained earnings balance of $178 million already exceeds the target balances for the end of 2006, 2007 and 2008. Notwithstanding this fact, the Bank may elect to retain a portion of its earnings in order to build its retained earnings balance toward its long term targets more quickly. With certain exceptions, the Bank’s policy calls for the Bank to retain earnings in line with its targets prior to determining the amount of funds available to pay dividends.
On March 15, 2006, the Finance Board published for comment a proposed regulation entitled “Excess Stock Restrictions and Retained Earnings Requirements for the Federal Home Loan Banks” (the “Proposed Regulation”). If adopted in its current form, the Proposed Regulation would, among other things, establish a minimum retained earnings requirement for each FHLBank equal to $50 million plus 1.0 percent of a FHLBank’s average balance of non-advances assets. Until a FHLBank achieves compliance with its minimum retained earnings requirement, it would not be permitted to pay dividends that exceed 50 percent of its quarterly net income without Finance Board approval. Once a FHLBank has achieved compliance with its minimum retained earnings requirement, the FHLBank would be prohibited from paying dividends (without Finance Board approval) if its retained earnings subsequently fell below its minimum requirement. The Proposed Regulation would also prohibit the payment of dividends in the form of capital stock. Furthermore, the Proposed Regulation would require each FHLBank to declare and pay dividends only after the close of the quarter to which the dividend pertains and the FHLBank’s earnings for that quarter have been calculated. The Proposed Regulation is subject to the provisions of the Administrative Procedures Act, and will remain open for public comment until July 13, 2006. The final regulation, if any, approved by the Finance Board may be different from the Proposed Regulation. For more information about the Proposed Regulation, including proposed restrictions regarding excess stock (that is, stock held by a member or other institution in excess of its minimum investment requirement), see Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).
Dividends. Subject to the FHLB Act, Finance Board regulations and other Finance Board directives, the Bank pays dividends to holders of its capital stock quarterly or as otherwise determined by its Board of Directors. As described above, until its registration with the SEC becomes effective, the Bank may not declare a dividend without the prior approval of the Finance Board’s Office of Supervision. Readers should also be aware that the Finance Board has proposed a regulation that would, if adopted in its current form, impose new restrictions on the amount, timing and form of dividends that FHLBanks could pay to their shareholders. For a discussion of these proposed restrictions, see the “Retained Earnings” section immediately above and Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).
The Bank is permitted by statute and regulation to pay dividends only from previously retained earnings or current net earnings. During the period from January 1, 2001 through June 30, 2005 (prior to the restatement described above), the Bank paid quarterly dividends which it believed in good faith fully complied with the requirements of the statute and regulation, based upon the Bank’s pre-restatement retained earnings and current net earnings for those periods. However, as can be seen in Item 13 – Financial Statements and Supplementary Data, the Bank’s restated financial statements reflect negative retained earnings (i.e., an accumulated deficit) at January 1, 2003. Furthermore, on a restated basis, the Bank’s retained earnings were negative at various times in 2003, 2004 and 2005 (including June 30, 2005). These negative retained earnings balances would suggest retrospectively that the requirement to pay dividends only from previously retained earnings or current net earnings was not met at all times during the subject period.
In August 2005 (immediately after discovering the errors that gave rise to the restatement and determining the required accounting corrections), the Bank sold/terminated substantially all of the financial instruments to which the errors related which restored the Bank’s retained earnings to a positive balance. Therefore, on a restated basis, the Bank was in complete compliance with these regulatory requirements with regard to the payment of its third quarter 2005 dividend on September 30, 2005. Further, after paying the third quarter dividend, the Bank’s retained earnings were $175.0 million at September 30, 2005. While there can be no assurances, the Bank currently believes that it will not be subject to any regulatory sanctions as a result of having paid dividends that, when viewed retrospectively, at times exceeded its accumulated restated retained earnings. For a discussion of the transactions that led to the Bank’s restatement, see Item 2 – Financial Information (specifically, the section entitled “Restatement of Previously Issued Financial Statements”) and Item 13 – Financial Statements and Supplementary Data (specifically, Note 2 to the Bank’s audited financial statements).
Currently, dividends may be paid in the form of cash or capital stock as authorized by the Bank’s Board of Directors, and are paid at the same rate on all shares of the Bank’s capital stock regardless of their classification for accounting purposes. Because the Bank’s returns (exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133) track short-term interest rates, the Bank has had a long-standing practice of benchmarking the dividend rate that it pays on capital stock to the average effective federal funds rate. The Bank generally pays dividends in the form of capital stock. When dividends are paid, capital stock is issued in full shares and any fractional shares are paid in cash. For a more detailed discussion of the Bank’s dividend policy, see Item 2 – Financial Information and Item 9 – Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
Strategic Business Plan
The Bank maintains a Strategic Business Plan that provides the framework for its future business direction. The goals and strategies for the Bank’s major business activities are encompassed in this plan, which is updated and approved by the Board of Directors at least annually and at any other time that revisions are deemed necessary.
Regulatory Oversight and Corporate Governance
The Bank is supervised and regulated by the Finance Board. The Finance Board has a statutory responsibility and corresponding authority to ensure that the FHLBanks operate in a safe and sound manner. Consistent with that duty, the Finance Board has an additional responsibility to ensure the FHLBanks are able to raise funds in the capital markets and carry out their housing and community development finance mission. To fulfill those responsibilities, the Finance Board establishes regulations governing the entire range of operations of the FHLBanks, assesses the safety and soundness of the FHLBanks through annual on-site examinations, conducts ongoing off-site monitoring and supervisory reviews, and requires the FHLBanks to submit monthly information regarding their financial condition and results of operations.
The Finance Board is comprised of a five-member board. Four board members are appointed by the President of the United States, with the advice and consent of the Senate, to serve seven-year terms, and the President designates one of those appointees as Chairman. The fifth member of the board is the Secretary of the Department of Housing and

Urban Development, or the Secretary’s designee. The Finance Board is funded entirely by assessments from the 12 FHLBanks; no tax dollars or other appropriations support the operations of the Finance Board or the FHLBanks. The Finance Board assessments are shared by the FHLBanks on a pro rata basis based on a percentage that is derived by dividing each FHLBank’s outstanding capital stock as of August 31 of each year by the total outstanding capital stock of all FHLBanks as of that date.
The Government Corporation Control Act provides that, before a government corporation issues and offers obligations to the public, the Secretary of the Treasury shall prescribe the form, denomination, maturity, interest rate, and conditions of the obligations, the way and time issued, and the selling price. The FHLB Act also authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations up to an aggregate principal amount of $4 billion. No borrowings under this authority have been outstanding since 1977. The U.S. Department of the Treasury receives the Finance Board’s annual report to the United States Congress (the “Congress”), weekly reports reflecting securities transactions of the FHLBanks, and other reports reflecting the operations of the FHLBanks.
In accordance with the FHLB Act, the Bank’s Board of Directors is comprised of a combination of industry directors elected by the Bank’s member institutions and public interest directors appointed by the Finance Board. No members of the Bank’s management may serve as directors of a FHLBank. The Bank’s Board of Directors currently includes 11 industry directors and 3 public interest directors. Five public interest directorships are currently vacant. For additional information regarding the Bank’s Board of Directors, see Item 5 – Directors and Executive Officers.
The Bank’s Board of Directors has an Audit Committee, which is currently comprised of six directors, two of whom are public interest directors and four of whom are industry directors. The Audit Committee oversees the Bank’s financial reporting processes; reviews compliance with laws, regulations, policies and procedures; and evaluates the adequacy of administrative, operating, and internal accounting controls. All Audit Committee members are independent, as defined by the Finance Board; however, the elected directors serving on the committee do not meet the SEC’s criteria for independence as a result of their affiliation with members of the Bank. The Bank also has an internal audit department that independently assesses the effectiveness of internal controls and recommends possible improvements thereto. The Bank’s Director of Internal Audit reports directly to the Audit Committee.
An independent registered public accounting firm audits the annual financial statements of the Bank. The independent registered public accounting firm conducts these audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). The FHLBanks, the Finance Board, and the Congress all receive the audit reports. The Bank must submit annual management reports to the Congress, the President of the United States, the Office of Management and Budget, and the Comptroller General. These reports include a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent auditor on the financial statements. The Comptroller General has authority under the FHLB Act to audit or examine the Finance Board and the Bank and to decide the extent to which they fairly and effectively fulfill the purposes of the FHLB Act. Furthermore, the Government Corporation Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent public accounting firm. If the Comptroller General conducts such a review, then he or she must report the results and provide his or her recommendations to the Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General may also conduct his or her own audit of any financial statements of the Bank.
Both houses of Congress have considered similar legislative proposals in 2004 and 2005 that would modify the structure of the regulatory oversight of the housing GSEs, including the FHLBanks. The Federal Housing Enterprise Regulatory Reform Act of 2005 (S. 190) was passed by the Senate Banking Committee in July 2005 but has not been acted upon by the full Senate. Meanwhile, the House of Representatives adopted the Federal Housing Finance Reform Act of 2005 (H.R. 1461) in October 2005. Although it does not appear that the current legislative proposals would alter the charter of the FHLBanks, the content of any legislation that might be enacted into law cannot be predicted at this time. Since neither the timing nor outcome of the legislative debate, nor the structure for a new regulatory body that might be created, is known at this time, the impact on the Bank’s operations, if any, cannot be determined.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) was enacted on July 30, 2002. The Sarbanes-Oxley Act includes measures that impact financial reporting, disclosure controls, conflicts of interest, corporate ethics, oversight of the accounting profession, and composition of boards of directors. Furthermore, it establishes new civil and criminal penalties. Once the registration of the Bank’s equity securities is effective, it will become subject to the provisions of the Sarbanes-Oxley Act and the related implementing regulations promulgated by the SEC.
In September 2004, the Federal Reserve Board announced that it had revised its Policy Statement on Payments System Risk concerning interest and principal payments on securities issued by GSEs and certain international organizations. The Federal Reserve Banks currently process and post these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m., Eastern Time, the same posting time as for U.S. Treasury securities’ interest and principal payments, even if the issuer has not fully funded these payments. The revised policy requires that, beginning July 20, 2006, Federal Reserve Banks will release these interest and principal payments as directed by the issuer only if the issuer’s Federal Reserve account contains sufficient funds to cover the payments. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and principal payments by 4 p.m. Eastern Time, in order for the payments to be processed that day. The Bank does not expect this change to have a significant impact on its operations.
Employees
As of December 31, 2005, the Bank employed 145 people, all of whom were located in one office in Irving, Texas. None of the Bank’s employees are subject to a collective bargaining agreement and the Bank believes its relationship with its employees is good.
Taxation
Although the Bank is exempt from all Federal, State, and local taxation (except for real property taxes), all FHLBanks are obligated to make contributions to the Resolution Funding Corporation (“REFCORP”) in the amount of 20 percent of their net earnings (after deducting the AHP assessment). REFCORP was created by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) solely for the purpose of issuing $30 billion of long-term bonds to provide funds for the resolution of insolvent thrift institutions. The FHLBanks were initially required to contribute approximately $2.5 billion to defease the principal repayments of those bonds in 2030, and thereafter to contribute $300 million per year toward the interest payments on those bonds.
As part of the GLB Act of 1999, the FHLBanks’ $300 million annual obligation to REFCORP was modified to 20 percent of their annual net earnings before charges for REFCORP (but after expenses for AHP). The FHLBanks will have this obligation until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. As specified in the Finance Board regulation that implements section 607 of the GLB Act, the amount by which the combined REFCORP payments of all of the FHLBanks for any quarter exceeds the $75 million benchmark payment is used to simulate the purchase of zero-coupon Treasury bonds to “defease” all or a portion of the most-distant remaining quarterly benchmark payment. Because the FHLBanks’ recent REFCORP payments have exceeded $300 million per year, those extra payments have defeased $44.7 million of the $75 million benchmark payment due on October 15, 2017 and all scheduled payments thereafter. The defeased benchmark payments (or portions thereof) can be reinstated if future actual REFCORP payments fall short of the $75 million benchmark in any quarter. Cumulative amounts to be paid by the Bank to REFCORP cannot be determined at this time because the amount is dependent upon the future earnings of each FHLBank and interest rates.
In addition, the FHLB Act requires each FHLBank to establish and fund an AHP. Annually, the FHLBanks must collectively set aside for the AHP the greater of $100 million or 10 percent of their current year’s income before charges for AHP and before declaring any dividend payments (but after expenses for REFCORP). Interest expense on mandatorily redeemable capital stock is added back to income for purposes of computing the Bank’s AHP assessment. The Bank’s AHP funds are made available to members in the form of direct grants to assist in the purchase, construction, or rehabilitation of housing for very low-, low- and moderate-income households.

The combined assessments for REFCORP and AHP are the equivalent of a minimum 26.5 percent effective income tax rate for the Bank. This rate is increased by the impact of non-deductible interest on mandatorily redeemable capital stock. For those FHLBanks that determined in 2005 that a restatement of previously issued financial statements was necessary, the Finance Board has provided guidance regarding the calculation of the AHP and REFCORP assessments for the restated periods. For a discussion of this guidance, see Item 2 – Financial Information (specifically, the section entitled “Restatement of Previously Issued Financial Statements”) and Item 13 – Financial Statements and Supplementary Data (specifically, Notes 9 and 10 to the Bank’s audited financial statements).
ITEM 1A. RISK FACTORS
Our profitability is vulnerable to interest rate fluctuations.
We are subject to significant risks from changes in interest rates because most of our assets and liabilities are financial in nature. Our profitability depends primarily on our net interest income and changes in the fair value of interest rate derivatives and certain other assets and liabilities. Changes in interest rates can impact our net interest income as well as the valuation of our derivatives, assets and liabilities. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices, can affect the interest rates charged on our interest-earning assets differently than those charged on our interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, which would result in a decrease in our net interest spread, or a net decrease in earnings related to the relationship between changes in fair value for our derivatives and changes in fair value for those assets and liabilities that are carried at fair value.
Our profitability and the market value of our equity may be adversely affected if we are not successful in managing our interest rate risk.
Like most financial institutions, our results of operations and the market value of our equity are significantly affected by our ability to manage interest rate risks. We use a number of measures to monitor and manage interest rate risk, including income simulations and duration/market value sensitivity analyses. Given the unpredictability of the financial markets, capturing all potential outcomes in these analyses is extremely difficult. Key assumptions include advances volumes and pricing, market conditions for our debt, prepayment speeds and cash flows on mortgage-related assets, and others. These assumptions are inherently uncertain and, as a result, the measures cannot precisely estimate net interest income or the market value of our equity nor can they precisely predict the impact of higher or lower interest rates on net interest income or the market value of our equity. Actual results will most likely differ from simulated results due to the timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. Our ability to continue to maintain a positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities may be affected by the unpredictability of changes in interest rates.
Exposure to credit risk could have a negative impact on our income and financial performance.
We are subject to credit risk from advances to members, from MPF loans held in portfolio, from our secured and unsecured investment portfolio and from derivative contracts and hedging activities. Severe economic downturns, declining real estate values (both residential and non-residential), changes in monetary policy or other events that could have a negative impact on the capital markets as a whole could lead to member or counterparty defaults or losses on our investments and/or MPF loans held in portfolio that could have a negative impact on our income and financial performance.
An economic downturn or natural disaster, especially one affecting our region, could adversely affect our profitability or financial condition.
If prevailing regional or national economic conditions are unfavorable, our business may be adversely impacted. Economic recession over a prolonged period or other economic factors in our region could have a material adverse impact on the demand for our products and services and the value of our advances, investments and MPF loans held in portfolio. Portions of our district are also subject to risks from hurricanes, tornadoes, floods and other natural disasters. Such natural disasters may damage or dislocate our members’ facilities, may damage or destroy collateral pledged to secure advances, may adversely affect the livelihood of MPF or members’ borrowers or otherwise cause significant economic dislocation in the affected areas.
For instance, during the third quarter of 2005, two significant hurricanes (Katrina and Rita) struck the Gulf Coast of the United States. These storms had varying degrees of impact on our members and MPF mortgage loan borrowers in the affected areas. For a discussion of the potential impact that damage related to Hurricanes Katrina and Rita might have on our financial condition or results of operations, see Item 2- Financial Information (specifically, the section entitled “Potential Impact of Hurricanes Katrina and Rita”).
We face competition for loan demand, which could adversely affect earnings.
Our primary business is making advances to our members. We compete with other suppliers of wholesale funding, both secured and unsecured, including investment banks, commercial banks, and, in certain circumstances, other FHLBanks. Our members have access to alternative funding sources, which may offer more favorable terms on their loans than we do on our advances, including more flexible credit or collateral standards. In addition, many of our competitors are not subject to the same body of regulation applicable to us, which enables those competitors to offer products and terms that we are not able to offer.
The availability to our members of alternative funding sources that are more attractive than those funding products offered by us may significantly decrease the demand for our advances. Any change made by us in the pricing of our advances in an effort to compete effectively with these competitive funding sources may decrease the profitability on advances. A decrease in the demand for advances or a decrease in our profitability on advances would negatively affect our financial condition and results of operations. Lower earnings may result in lower dividend yields to members.
Loss of large members or borrowers could result in lower investment returns and higher borrowing rates for remaining members.
One or more large members or large borrowers could withdraw their membership or decrease their business levels as a result of a consolidation with an institution that is not one of our members, or for other reasons, which could lead to a significant decrease in our total assets and capital. For instance, in February 2001, Washington Mutual Bank, a California-chartered thrift institution, acquired Bank United, which was then our largest stockholder and borrower accounting for approximately 25 percent of our then outstanding advances, and dissolved Bank United’s Ninth District charter. Washington Mutual Bank assumed Bank United’s advances, which we currently anticipate will remain outstanding and fully collateralized until their maturities in 2006 — 2008, but Washington Mutual Bank cannot borrow any additional amounts or replace the current advances when they mature. Outstanding advances to Washington Mutual Bank were $7.5 billion at December 31, 2005, which constituted approximately 16 percent of our outstanding advances as of that date.
As the financial services industry continues to consolidate, additional acquisitions that lead to the loss of one or more of our larger borrowers are possible. In particular, Texas is generally regarded as a large and attractive banking market and institutions outside our District often seek to enter this market by acquiring existing banks, many of which are our members. In some cases, the acquired banks are merged into banks located outside our District. Because under the FHLB Act and the Finance Board’s current rules we can generally only do business with member institutions that have charters in our District, we could be adversely impacted if member institutions are acquired by institutions outside our District and their charters are dissolved or consolidated with the acquiring institution.
In the event we lose one or more large borrowers that represent a significant proportion of our business, we could, depending on the magnitude of the impact, compensate for the loss by lowering dividend rates, raising advances rates, attempting to reduce operating expenses (which could cause a reduction in service levels), or by undertaking some combination of these actions. The magnitude of the impact would depend, in part, on our size and profitability at the time the institution ceases to be a borrower.

Changes in the terms of our access to the capital markets may adversely affect our ability to continue to issue consolidated obligations on favorable terms.
We currently have the highest credit rating from Moody’s and S&P, and the COs issued by the FHLBanks have been rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P. However, as of March 31, 2006, S&P had assigned six FHLBanks (including us) a negative outlook and lowered its long-term counterparty credit rating on three FHLBanks from AAA/A-1+ to AA+/A-1+. S&P revised our outlook from stable to negative in August 2005 in response to our announcement that we would restate our previously issued financial statements for 2001 through 2004 and the first quarter of 2005 and that we had sold some of our investment securities. Since these ratings are subject to revision or withdrawal at any time by the rating agencies, neither we nor other FHLBanks, individually or collectively, can be assured of maintaining our current credit ratings. While the credit ratings of the FHLBanks’ COs have not been affected by the ratings actions discussed above, additional similar ratings actions or negative guidance may adversely affect our cost of funds and ability to issue COs on favorable terms, which could negatively affect our financial condition and results of operations.
Changes in our access to the interest rate derivatives market under acceptable terms may adversely affect our ability to maintain our current hedging strategies.
We actively use derivative instruments to manage interest rate risk. The effectiveness of our interest rate risk management strategy depends to a significant extent upon our ability to enter into these instruments with acceptable counterparties in the necessary quantities and under satisfactory terms to hedge our corresponding assets and liabilities. We currently enjoy ready access to the interest rate derivatives market through a diverse group of highly rated counterparties. Several factors could have an adverse impact on our access to the derivatives market, including changes in our credit rating, changes in the current counterparties’ credit ratings, changes in our counterparties’ allocation of resources to the interest rate derivatives business, and changes in the liquidity of that market created by a variety of regulatory or market factors. If such changes in our access to the derivatives market result in our inability to manage our hedging activities efficiently and economically, we may be unable to find economical alternative means to effectively manage our interest-rate risk, which could adversely affect our financial condition and results of operations.
An interruption in our access to the capital markets would limit our ability to obtain funds.
We carry out our business and fulfill our public purpose primarily by acting as an intermediary between our members and the capital markets. Certain events, such as the one that occurred on September 11, 2001 or a natural disaster, could limit or prevent us from accessing the capital markets for some period of time. An event that precludes us from accessing the capital markets may also limit our ability to enter into transactions to obtain funds from other sources. External forces are difficult to predict or prevent, but can have a significant impact on our ability to manage our financial needs.
A failure or interruption in our information systems or other technology may adversely affect our ability to conduct and manage our business effectively.
We rely heavily upon information systems and other technology to conduct and manage our business and deliver a very large portion of our services to members on an automated basis. To the extent that we experience a failure or interruption in any of these systems or other technology, we may be unable to conduct and manage our business effectively, including, without limitation, our hedging and advances activities. We can make no assurance that we will be able to prevent or timely and adequately address any such failure or interruption or mitigate its negative effects. Any failure or interruption could significantly harm our customer relations, risk management, and profitability, which could negatively affect our financial condition and results of operations.
Lack of a public market and restrictions on transferring our stock could result in an illiquid investment for the holder.
Under the GLB Act, Finance Board regulations and our capital plan, our stock may be redeemed upon the expiration of a five-year redemption period following a redemption request. Only stock in excess of a member’s minimum investment requirement, stock held by a member that has submitted a notice to withdraw from membership, or stock held by a member whose membership has been terminated may be redeemed at the end of the redemption period. Further, we may elect to repurchase excess stock of a member at any time at our sole discretion.
However, there is no guarantee that a member will be able to redeem its investment even at the end of the redemption period. If the redemption or repurchase of the stock would cause us to fail to meet our minimum capital requirements, then the redemption or repurchase is prohibited by Finance Board regulations and our capital plan. Likewise, under such regulations and the terms of our capital plan, we could not honor a member’s capital stock redemption notice if the redemption would cause the member to fail to maintain its minimum investment requirement. Moreover, since our stock may only be owned by our members (or, under certain circumstances, former members and certain successor institutions), and our capital plan requires our approval before a member may transfer any of its stock to another member, there can be no assurance that a member would be allowed to sell or transfer any excess stock to another member at any point in time.
We may also suspend the redemption of stock if we reasonably believe that the redemption would prevent us from maintaining adequate capital against a potential risk, or would otherwise prevent us from operating in a safe and sound manner. In addition, approval from the Finance Board for redemptions or repurchases are required if the Finance Board or our Board of Directors were to determine that we have incurred, or are likely to incur, losses that result in, or are likely to result in, charges against our capital. Under such circumstances, there can be no assurance that the Finance Board would grant such approval or, if it did, upon what terms it might do so. Redemption and repurchase of our stock would also be prohibited if the principal and interest due on any consolidated obligations issued through the Office of Finance has not been paid in full or if we become unable to comply with regulatory liquidity requirements or satisfy our current obligations.
Accordingly, there are a variety of circumstances that would preclude us from redeeming or repurchasing our stock that is held by a member. Since there is no public market for our stock and transfers require our approval, there can be no assurance that a member’s purchase of our stock would not effectively become an illiquid investment.
Failure by a member to comply with the minimum investment requirement could result in substantial penalties to that member and could cause us to fail to meet our capital requirements.
Members must comply with our minimum investment requirement at all times. Our Board of Directors may increase the members’ minimum investment requirement within certain ranges specified in our capital plan. The minimum investment requirement may also be increased pursuant to an amendment to the capital plan, which would have to be adopted by our Board of Directors and approved by the Finance Board. We would provide members with 30 days’ notice prior to the effective date of any increase in their minimum investment requirement. Under the capital plan, members are required to purchase an additional amount of our stock as necessary to comply with any new requirements or, alternatively, they may reduce their outstanding advances activity (subject to any prepayment fees applicable to the reduction in activity) on or prior to the effective date of the increase. To facilitate the purchase of additional stock to satisfy an increase in the minimum investment requirement, the capital plan authorizes us to issue stock in the name of the member and to correspondingly debit the member’s demand deposit account maintained with us.
The GLB Act requires members to “comply promptly” with any increase in the minimum investment requirement to ensure that we continue to satisfy our minimum capital requirements. However, the Finance Board, which has the authority to interpret the GLB Act, has stated that it does not believe this provision provides the FHLBanks with an unlimited call on the assets of their members. According to the Finance Board, it is not clear whether we or the Finance Board would have the legal authority to compel a member to invest additional amounts in our capital stock.
Thus, while the GLB Act and our capital plan contemplate that members would be required to purchase whatever amounts of stock are necessary to ensure that we continue to satisfy our capital requirements, and while we may seek to enforce this aspect of the capital plan which has been approved by the Finance Board, our ability ultimately to compel a member, either through automatic deductions from a member’s demand deposit account or otherwise, to purchase an additional amount of our stock is not free from doubt.
Nevertheless, even if a member could not be compelled to make additional stock purchases, the failure by a member to comply with the stock purchase requirements of our capital plan could subject it to substantial penalties, including the possible termination of its membership. In the event of termination for this reason, we may call any outstanding advances to the member prior to their maturity and the member would be subject to any fees applicable to the prepayment.
Furthermore, if our members fail to comply with the minimum investment requirement, we may not be able to satisfy our capital requirements, which could adversely affect our operations and financial condition.
Finance Board authority to approve changes to our capital plan and to impose other restrictions and limitations on us and our capital management may adversely affect members.
Under Finance Board regulations and our capital plan, amendments to the capital plan must be approved by the Finance Board. However, amendments to our capital plan are not subject to member consent or approval. While amendments to our capital plan must be consistent with the FHLB Act and Finance Board regulations, it is possible that they could result in changes to the capital plan that could adversely affect the rights and obligations of members.
Moreover, the Finance Board has significant supervisory authority over us and may impose various limitations and restrictions on us, our operations, and our capital management as it deems appropriate to ensure our safety and soundness, and the safety and soundness of the FHLBank System. Among other things, the Finance Board may impose higher capital requirements on us, and may suspend or otherwise limit stock repurchases, redemptions and dividends.
For instance, on March 15, 2006, the Finance Board published for comment a proposed regulation that would, if adopted in its current form, establish a minimum retained earnings requirement that we would be required to achieve and maintain, limit the amount of excess stock that we could have outstanding, and impose new restrictions on the amount, timing and form of our dividend payments. For a discussion of the potential impact that this proposed regulation could have on us and our stockholders, see Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).
Regulatory limitations on our ability to pay dividends could result in lower investment returns for members.
Under Finance Board regulations, we may pay dividends on our stock only out of previously retained earnings or current net earnings. However, if we are not in compliance with our minimum capital requirements or if the payment of dividends would make us noncompliant, we are precluded from paying dividends. Payment of dividends would also be suspended if the principal and interest due on any consolidated obligations issued through the Office of Finance has not been paid in full or if we become unable to comply with regulatory liquidity requirements or satisfy our current obligations. Furthermore, until our registration with the SEC becomes effective, dividends declared on or after August 23, 2005 must be approved in advance by the Finance Board’s Office of Supervision. The Finance Board’s Office of Supervision approved our third quarter and fourth quarter 2005 dividends and our first quarter 2006 dividend, which were paid on September 30, 2005, December 30, 2005 and March 31, 2006, respectively. However, there can be no assurance that the Finance Board’s Office of Supervision will grant approval for future dividends, if necessary, or, if so, whether and to what extent it will impose any limitations on the amount of the dividends.
As discussed above, on March 15, 2006, the Finance Board published for comment a proposed regulation that would, if adopted in its current form, impose new restrictions on the amount, timing and form of our dividend payments. For a discussion of the potential impact that this proposed regulation could have on us and our stockholders, see Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).
The terms of any liquidation, merger or consolidation involving us may have an adverse impact on members’ investments in us.
Under the GLB Act, holders of Class B Stock own our retained earnings, if any. With respect to liquidation, our capital plan provides that, after payment of creditors, all Class B Stock will be redeemed at par, or pro rata if liquidation proceeds are insufficient to redeem all of the stock in full. Any remaining assets will be distributed to the shareholders in proportion to their stock holdings relative to the total outstanding Class B Stock.

Our capital plan also provides that its provisions governing liquidation are subject to the Finance Board’s statutory authority to prescribe regulations or orders governing liquidations of a FHLBank, and that consolidations and mergers may be subject to any lawful order of the Finance Board. We cannot predict how the Finance Board might exercise its authority with respect to liquidations or reorganizations or whether any actions taken by the Finance Board in this regard would be inconsistent with the provisions of our capital plan or the rights of holders of our Class B Stock. Consequently, there can be no assurance that any liquidation, merger or consolidation involving us will be consummated on terms that do not adversely affect our members’ investment in us.
Our joint and several liability for all consolidated obligations may adversely impact our earnings, our ability to pay dividends, and our ability to redeem or repurchase capital stock.
Under the FHLB Act and Finance Board regulations, we are jointly and severally liable with the other FHLBanks for the consolidated obligations issued by the FHLBanks through the Office of Finance regardless of whether we receive all or any portion of the proceeds from any particular issuance of COs.
If another FHLBank were to default on its obligation to pay principal or interest on any consolidated obligations, the Finance Board may allocate the outstanding liability among one or more of the remaining FHLBanks on a pro rata basis or on any other basis the Finance Board may determine. In addition, the Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any COs, whether or not the primary obligor FHLBank has defaulted on the payment of that obligation. Accordingly, we could incur significant liability beyond our primary obligation under COs due to the failure of other FHLBanks to meet their obligations, which could negatively affect our financial condition and results of operations.
Further, the FHLBanks may not pay any dividends to members nor redeem or repurchase any shares of stock unless the principal and interest due on all consolidated obligations has been paid in full. Accordingly, although no FHLBank has ever defaulted on or been unable to fulfill its obligation to make any scheduled principal or interest payment on any consolidated obligation, our ability to pay dividends or to redeem or repurchase stock could be affected not only by our own financial condition but also by the financial condition of one or more of the other FHLBanks.
Changes in the regulatory environment could negatively impact our operations and financial results and condition.
The United States Congress and/or the Finance Board may in the future adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect our operations. As discussed in Item 1 – Business, for instance, legislation related to restructuring the regulatory oversight of the housing GSEs (including the FHLBanks) is currently under consideration in Congress. The nature and results of any changes that might be enacted are extremely difficult to predict. Additionally, as discussed above and in Item 1 – Business and Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”), the Finance Board has recently published for comment a proposed regulation that would, if adopted in its current form, impose several new restrictions on our operations.
We could be materially adversely affected by the adoption of new laws, policies or regulations or changes in existing laws, policies or regulations, including changes to their interpretations or applications by the Finance Board or as the result of judicial reviews that modify the present regulatory environment. Further, the regulatory environment affecting our members could change in a manner that could have a negative impact on their ability to own our stock or take advantage of our products and services.

ITEM 2. FINANCIAL INFORMATION
Item 2 is organized in the following manner:

SELECTED FINANCIAL DATA
(dollars in thousands)

	Year Ended December 31,
	2005		2004		2003(5)		2002(5)		2001(5)
			(restated)(13)		(restated)(13)		(restated)(13)		(restated)(13)
Balance sheet (at year end)
Advances	$46,456,958		$47,112,017		$40,595,327		$36,868,743		$32,490,457
Investments (1)	17,161,270		15,808,508		16,060,275		15,589,454		11,535,018
Mortgage loans, net (11)	542,478		706,203		971,500		1,395,913		1,438,472
Total assets	64,852,010		64,612,350		58,416,909		55,166,371		46,150,006
Consolidated obligations — discount notes	11,219,806		7,085,710		11,627,075		12,872,681		6,586,995
Consolidated obligations — bonds	46,121,709		51,452,135		40,679,238		35,862,458		33,897,857
Total consolidated obligations(10)	57,341,515		58,537,845		52,306,313		48,735,139		40,484,852
Mandatorily redeemable capital stock(9)	319,335		327,121		—		—		—
Capital stock — putable	2,298,622		2,492,789		2,661,133		2,470,518		2,142,596
Retained earnings (accumulated deficit)	178,494		25,920		5,214		(49,057)		69,867
Dividends paid(9)	89,813		43,961		58,740		68,648		83,387

Income statement
Interest income	$2,292,736		$1,300,067		$1,156,485		$1,332,585		$2,011,530
Net interest income	222,559		220,776		210,246		222,136		193,044
Income (loss) before cumulative effect of change in accounting principle (2)(11)	241,479		64,667		113,011		(50,276)		117,187
Net income (loss) (2)(11)	242,387		64,667		113,011		(50,276)		114,076

Performance ratios(9)
Net interest margin(3)	0.34%		0.36%		0.37%		0.46%		0.45%
Return on average assets (2)(11)	0.37		0.10		0.20		(0.10)		0.26
Return on average equity (2)(11)	8.90		2.55		4.15		(2.01)		5.47
Return on average capital stock (2)(6)(11)	9.66		2.73		4.31		(2.15)		5.65
Total average equity to average assets	4.20		4.10		4.87		5.02		4.74
Weighted average dividend rate (4)	3.58		1.86		2.24		2.93		4.13
Dividend payout ratio (7)	37.05		67.98		51.98		(136.54)		73.10

Ratio of earnings to fixed charges(12)	1.16	X	1.08	X	1.16	X	0.94	X	1.09	X

Average effective federal funds rate (8)	3.22%		1.35%		1.13%		1.67%		3.88%

(1)	Investments consist of federal funds sold and securities classified as held-to-maturity, available-for-sale and trading.

(2)	The Bank adopted Statement of Financial Accounting Standards No. 133 on January 1, 2001. At transition, the Bank recorded a net unrealized gain of $73.4 million on trading securities and a $76.5 million net loss on derivatives and hedging activities. These factors combined to result in a net loss at transition of $3.1 million.

(3)	Net interest margin is net interest income as a percentage of average earning assets.

(4)	Weighted average dividend rates are dividends paid in cash and stock divided by average capital stock outstanding excluding mandatorily redeemable capital stock.

(5)	Certain amounts in 2003, 2002 and 2001 were reclassified to conform with the 2004 and 2005 presentation.

(6)	Return on average capital stock is derived by dividing net income (loss) by average capital stock balances excluding mandatorily redeemable capital stock.

(7)	Dividend payout ratio is computed by dividing dividends paid by net income (loss) for the year.

(8)	Rates obtained from the Federal Reserve Statistical Release.

(9)	The Bank adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”) as of January 1, 2004. In accordance with the provisions of that standard, $319.3 million and $327.1 million of the Bank’s capital stock was classified as a liability (“mandatorily redeemable capital stock”) at December 31, 2005 and 2004, respectively. In addition, $11.7 million and $6.6 million of dividends paid on mandatorily redeemable capital stock were recorded as interest expense during the years ended December 31, 2005 and 2004, respectively. These amounts are excluded from dividends paid in those years. Due to the adoption of SFAS 150, the Bank’s performance ratios for the years ended December 31, 2005 and 2004 are not comparable to prior years.

(10)	The Bank is jointly and severally liable with the other FHLBanks for the payment of principal and interest on the consolidated obligations of all of the FHLBanks. At December 31, 2005, 2004, 2003, 2002 and 2001, the outstanding consolidated obligations (at par value) of all 12 FHLBanks totaled approximately $937 billion, $869 billion, $760 billion, $681 billion and $637 billion, respectively. As of those dates, the Bank’s outstanding consolidated obligations (at par value) were $57.8 billion, $58.7 billion, $52.3 billion, $48.2 billion and $40.4 billion, respectively.

(11)	Effective January 1, 2005, the Bank changed its method of accounting for the amortization and accretion of premiums and discounts on mortgage loans from the retrospective method to the contractual method under Statement of Financial Accounting Standards No. 91. This change resulted in a $1.2 million cumulative increase in the balance of mortgage loans at that date. Net of assessments, the cumulative effect of this change in accounting principle increased 2005 earnings by $908,000.

(12)	The deficit in earnings to fixed charges for the year ended December 31, 2002 totaled $68.4 million.

(13)	The amounts and percentages for these years have been restated except for investments, mortgage loans (net), mandatorily redeemable capital stock, capital stock — putable, dividends paid, the weighted average dividend rate and the average effective federal funds rate. See the section entitled “Restatement of Previously Issued Financial Statements.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of financial condition and results of operations should be read in conjunction with the annual audited financial statements and notes thereto for the years ended December 31, 2005, 2004 and 2003 beginning on page F-1 of this registration statement. As discussed below in the section entitled “Restatement of Previously Issued Financial Statements,” the annual audited financial statements for 2004 and 2003 have been restated.
Forward-Looking Information
This registration statement contains forward-looking statements that reflect current beliefs and expectations of the Bank about its future results, performance, liquidity, financial condition, prospects and opportunities. These statements are identified by the use of forward-looking terminology, such as “anticipates,” “plans,” “believes,” “could,” “estimates,” “may,” “should,” “will,” “expects,” “intends” or their negatives or other similar terms. The Bank cautions that forward-looking statements involve risks or uncertainties that could cause the Bank’s actual results to differ materially from those expressed or implied in these forward-looking statements, or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. As a result, undue reliance should not be placed on such statements.
These risks and uncertainties include, without limitation, evolving economic and market conditions, political events, and the impact of competitive business forces. The risks and uncertainties related to evolving economic and market conditions include, but are not limited to, potentially adverse changes in interest rates, adverse changes in the Bank’s access to the capital markets, material adverse changes in the cost of the Bank’s debt, adverse consequences resulting from a significant regional or national economic downturn, credit and prepayment risks, or changes in the financial health of the Bank’s members or non-member borrowers (including the effects of Hurricanes Katrina and Rita on the financial condition of the Bank’s members and/or their borrowers). Among other things, political events could possibly lead to changes in the Bank’s regulatory environment or its status as a GSE, or to changes in the regulatory environment for the Bank’s members or non-member borrowers. Risks and uncertainties related to competitive business forces include, but are not limited to, the potential loss of large members or large borrowers through acquisitions or other means, or changes in the relative competitiveness of the Bank’s products and services for member institutions. For a more detailed discussion of the risk factors applicable to the Bank, see Item 1A – Risk Factors. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.
Overview
The Bank is one of 12 district FHLBanks. The FHLBanks serve the public by enhancing the availability of credit for residential mortgages, community lending, and targeted community development. As independent, member-owned cooperatives, the FHLBanks seek to maintain a balance between their public purpose and their ability to provide adequate returns on the capital supplied by their members. The Finance Board, an independent agency in the executive branch of the United States Government, supervises and regulates the FHLBanks and the Office of Finance, a joint office of the FHLBanks. The Finance Board ensures that the FHLBanks operate in a safe and sound manner, carry out their housing finance mission, remain adequately capitalized, and are able to raise funds in the capital markets.
The Bank serves eligible financial institutions in Arkansas, Louisiana, Mississippi, New Mexico and Texas (collectively, the Ninth District of the Federal Home Loan Bank System). The Bank’s primary business is lending low cost funds (known as advances) to its member institutions, which include commercial banks, thrifts, insurance companies and credit unions. The Bank also maintains a portfolio of highly rated investments for liquidity purposes and to provide additional earnings. Additionally, the Bank holds interests in a portfolio of government-insured and conventional mortgage loans that were acquired through the Mortgage Partnership Finance® (“MPF”®) Program offered by the FHLBank of Chicago. Shareholders’ return on their investment includes dividends (which are typically paid quarterly in the form of capital stock) and the value derived from access to the Bank’s products and services. The Bank balances the financial rewards to shareholders by paying a dividend that meets or exceeds the return on alternative short-term money market investments available to shareholders, while lending funds at the lowest rates expected to be compatible with that objective and its recently established objective to build retained earnings over time.
The Bank’s capital stock is not publicly traded and can only be held by members of the Bank, or by non-member institutions that acquire stock by virtue of acquiring member institutions and former members of the Bank that retain capital stock either to support advances or other activity that remain outstanding or until any applicable stock redemption or withdrawal notice period expires. All members must purchase stock in the Bank. The Bank’s capital stock has a par value of $100 per share and is purchased, redeemed, repurchased and transferred (with the prior approval of the Bank) only at its par value. Members may redeem excess stock, or withdraw from membership and redeem all outstanding capital stock, with five years’ written notice to the Bank.
The FHLBanks’ debt instruments (known as consolidated obligations) are their primary source of funds and are the joint and several obligations of all 12 FHLBanks (see Item 1 – Business). Consolidated obligations are issued on a continuous basis through the Office of Finance acting as agent for the FHLBanks, and are publicly traded in the over-the-counter market. The Bank records on its balance sheet only those consolidated obligations for which it is the primary obligor. Consolidated obligations enjoy GSE status; however, they are not obligations of the United States Government and the United States Government does not guarantee them. Consolidated obligations are rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P, which are the highest ratings available from these NRSROs. These ratings indicate that the FHLBanks have an extremely strong capacity to meet their commitments to pay principal and interest on consolidated obligations, and that consolidated obligations are judged to be of the highest quality, with minimal credit risk. The ratings also reflect the FHLBank System’s status as a GSE. Shareholders, bondholders and prospective members should understand that these ratings are not a recommendation to buy, hold or sell securities and they may be subject to revision or withdrawal at any time by the NRSRO. Each of the ratings from the NRSROs should be evaluated independently. Historically, the FHLBanks’ GSE status and highest available credit ratings have provided the FHLBanks with excellent capital markets access. Deposits, other borrowings and the proceeds from capital stock issued to members provide other funds to the Bank.
In addition to ratings on the FHLBanks’ consolidated obligations, each FHLBank is rated individually by both S&P and Moody’s. These individual FHLBank ratings apply to obligations of the respective FHLBanks, such as interest rate derivatives, deposits, or letters of credit issued by the FHLBank. As of March 31, 2006, Moody’s had assigned a deposit rating of Aaa / P-1 with a stable outlook to each individual FHLBank.
Prior to September 2003, S&P had assigned credit ratings of AAA / A-1+ and stable outlooks to each of the 12 FHLBanks. Between September 2003 and August 2005, S&P reduced the credit ratings of three FHLBanks to AA+/A-1+ and assigned negative outlooks to four FHLBanks rated AAA/A-1+ (including the Bank) and two FHLBanks rated AA+/A-1+. The Bank’s outlook was revised from stable to negative in August 2005 in response to the Bank’s announcement that it would restate certain of its previously issued financial statements (as described above) and that it had sold approximately $1.2 billion (par value) of investment securities.
Since June 30, 2004, two FHLBanks have entered into written agreements with the Finance Board that address what the agency described as “certain shortcomings” in various of those FHLBanks’ practices. The written agreements are available on the Finance Board’s web site at www.fhfb.gov.
Neither the ratings actions or written agreements described above, nor the events or developments at the affected FHLBanks that precipitated those actions, have had or are expected to have an impact on the FHLBanks’ ability to issue debt in the financial markets, nor have they raised or are they expected to raise concerns regarding potential losses under the Bank’s joint and several liability. Therefore, while there can be no assurances about the future, based on the information available at this time, the Bank has no reason to believe that these developments will have a material impact on the Bank’s financial condition or liquidity in the foreseeable future.
The Bank conducts its business and fulfills its public purpose primarily by acting as a financial intermediary between its members and the capital markets. The intermediation of the timing, structure, and amount of its members’ credit needs with the investment requirements of the Bank’s creditors is made possible by the extensive use of interest rate exchange agreements, including interest rate swaps, caps and floors. The Bank’s interest rate exchange agreements are accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS

No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (hereinafter collectively referred to as “SFAS 133”). The adoption of SFAS 133 on January 1, 2001 introduced more periodic earnings volatility than existed previously.
The Bank’s earnings, exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133, are generated almost entirely from net interest income and tend to rise and fall with the overall level of interest rates, particularly short-term money market rates. Because the Bank is a cooperatively owned, wholesale institution operating on aggregate net interest spreads typically in the 15 to 20 basis point range (including net interest payments on interest rate exchange agreements designated as economic hedges as discussed below), the spread component of its interest income is much smaller than a typical commercial bank, and a much larger portion of its net interest income is derived from the investment of its capital. Because the Bank’s interest rate risk profile is typically fairly neutral, which means that its capital is effectively invested in shorter-term assets, the Bank’s earnings and returns on capital (exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133) tend to follow short-term interest rates. As a result, the Bank’s profitability objective has been to achieve a rate of return on members’ capital stock investment sufficient to allow the Bank to meet its retained earnings targets and pay dividends on capital stock at rates that equal or exceed the average effective federal funds rate. For the years ended December 31, 2005, 2004 and 2003, the average effective federal funds rate was 3.22 percent, 1.35 percent and 1.13 percent, respectively. During these years, the Bank declared and paid dividends at weighted average rates of 3.58 percent, 1.86 percent and 2.24 percent, respectively.
The Bank operates in only one reportable segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” All of the Bank’s revenues are derived from U.S. operations.
Financial Intermediation and Interest Rate Exchange Agreements
The Bank functions as a financial intermediary by channeling funds provided by investors in its consolidated obligations to member institutions. During the course of a business day, all member institutions may obtain advances through a variety of product types that include features as diverse as variable and fixed coupons, overnight to 30-year maturities, and bullet or amortizing redemption schedules. With bullet advances, all principal is due at maturity. The Bank funds advances primarily through the issuance of consolidated obligation bonds and discount notes. The terms and amounts of these consolidated obligation bonds and discount notes and the timing of their issuance is determined by the Bank and is subject to investor demand as well as FHLBank System debt issuance policies.
The intermediation of the timing, structure, and amount of Bank members’ credit needs with the investment requirements of the Bank’s creditors is made possible by the extensive use of interest rate exchange agreements. The Bank’s general practice is to contemporaneously execute interest rate exchange agreements when acquiring assets and/or issuing liabilities in order to convert the instruments’ cash flows to a floating rate that is indexed to the London Interbank Offered Rate (“LIBOR”). By doing so, the Bank reduces its interest rate risk exposure and preserves the value of, and earns more stable returns on, its members’ capital investment.
Management has put in place a risk management framework that outlines the permitted uses of interest rate derivatives and that requires frequent reporting of their values and impact on the statement of condition. All interest rate derivatives employed by the Bank hedge identifiable risks and none are used for speculative purposes. All of the Bank’s derivative instruments that are designated in SFAS 133 hedging relationships hedge the Bank’s exposure to changes in fair value due to changes in benchmark interest rates. Since the adoption of SFAS 133, the Bank has not had any derivative instruments classified as cash flow hedges.
As a result of using interest rate exchange agreements extensively to fulfill its role as a financial intermediary, the Bank has a large notional amount of interest rate exchange agreements relative to its size. As of December 31, 2005 and 2004, the Bank’s notional balance of interest rate exchange agreements was $46.8 billion and $64.4 billion, respectively, while its total assets were $64.9 billion and $64.6 billion, respectively. The notional amount of interest rate exchange agreements does not reflect the Bank’s credit risk exposure, which is much less than the notional amount. See discussion of credit risk below in the section entitled “Counterparty Credit Risk.”

As discussed above and elsewhere in this registration statement, the Bank uses interest rate exchange agreements extensively to convert fixed rate liabilities to floating rates, and to convert fixed rate advances and investment securities to floating rates. This use of derivatives is integral to the Bank’s financial management strategy, and the impact of these interest rate exchange agreements permeates the Bank’s financial statements.
The following table illustrates the impact that derivatives have had on the Bank’s operating results and capital for the years ended December 31, 2005, 2004 and 2003. This table includes the effects of the Bank’s restatement, which is described below in the section entitled “Restatement of Previously Issued Financial Statements.” Readers should understand that this table cannot be used to determine what the Bank’s financial results would have been in the absence of the availability of interest rate exchange agreements. In that event, the Bank would have made different funding and investment decisions in order to minimize interest rate risk through the use of cash instruments. For instance, without derivatives, the Bank would have attempted to match fund fixed rate advances with fixed rate debt.
IMPACT OF INTEREST RATE EXCHANGE AGREEMENTS
(dollars in thousands)

	Year ended December 31,
	2005	2004	2003
Net decrease in interest income	$(93,643)	$(303,003)	$(320,344)
Net decrease in interest expense	25,781	494,677	677,965

Net increase (decrease) in net interest income	(67,862)	191,674	357,621

Net decrease in other income	(128,717)	(93,473)	(15,122)

Net increase (decrease) in income before assessments	(196,579)	98,201	342,499

Decrease (increase) in assessments	52,154	(26,053)	(90,867)

Increase (decrease) in net income	(144,425)	72,148	251,632

Net increase in other comprehensive income	83,065	45,154	107,609

Net increase (decrease) in capital	$(61,360)	$117,302	$359,241

Statement of Financial Accounting Standards No. 133
The Bank adopted SFAS 133 on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded in the statements of condition at their fair values. Changes in the fair values of the Bank’s derivatives are recorded each period in current earnings. SFAS 133 also sets forth conditions that must exist in order for balance sheet items to qualify for hedge accounting. If an asset or liability qualifies for hedge accounting, changes in the fair value of the hedged item are also recorded in earnings. As a result, the net effect is that only the “ineffective” portion of a qualifying hedge has an impact on current earnings.
Implementation of SFAS 133 introduced more periodic earnings variability than existed previously. This variability occurs in the form of the net difference between changes in the fair values of the hedge (the derivative instrument) and the hedged item (the asset or liability), if any, for accounting purposes. For the Bank, two types of hedging relationships are primarily responsible for creating earnings volatility.
The first type involves transactions in which the Bank enters into interest rate swaps with coupon cash flows identical or nearly identical to the cash flows of the hedged item (e.g., an advance, investment security or consolidated obligation). In some cases involving hedges of this type, an assumption of “no ineffectiveness” can be made and the changes in the fair values of the hedge and the hedged item are considered identical and offsetting (hereinafter referred to as the short-cut method). However, if the hedge or the hedged item fails to have certain characteristics defined in SFAS 133, the assumption of “no ineffectiveness” cannot be made, and the hedge and the hedged item must be marked to fair value independently (hereinafter referred to as the long-haul method). Under the long-haul method, the two components of the hedging relationship are marked to fair value using different discount rates, and the resulting changes in fair value are generally slightly different from one another. Even though these differences are generally relatively small when expressed as prices, their impact can become more significant when multiplied by the principal amount of the transaction and then evaluated in the context of the Bank’s net income. Nonetheless, the impact of these types of ineffectiveness-related adjustments on earnings is transitory as the net earnings impact will be zero over the life of the hedging relationship if the derivative and hedged item are held to maturity or their call dates, which is generally the case for the Bank.
The second type of hedging relationship that creates earnings volatility involves transactions in which the Bank enters into interest rate exchange agreements to hedge identifiable portfolio risks that do not qualify for hedge accounting under SFAS 133 (hereinafter referred to as a “non-SFAS 133” or “economic” hedge). For instance, as further described below, the Bank holds interest rate caps as a hedge against embedded caps in its floating rate Collateralized Mortgage Obligations (“CMOs”) classified as held-to-maturity securities. The changes in fair value of the interest rate caps flow through current earnings without an offsetting change in the fair value of the hedged items (i.e., the capped variable rate CMOs), which increases the volatility of the Bank’s earnings. The impact of these changes in value on earnings over the life of the transactions will equal the purchase price of the caps, assuming these instruments are held until their maturity.
As further described below in the section entitled “Restatement of Previously Issued Financial Statements,” the Bank determined, for a variety of reasons, that several types of highly effective hedging relationships originally believed to qualify as SFAS 133 hedges did not, upon further review, meet the requirements for hedge accounting, although many of the subject transactions would have qualified if they had been documented properly at their inception. To correct these errors, the Bank reversed the periodic (offsetting) changes in fair value of the hedged items that had previously been recognized in earnings. With these particular hedging relationships accounted for as economic hedges (rather than SFAS 133 hedges), the Bank’s restated results reflect significantly more volatility than its previously reported results.
Because the use of interest rate derivatives enables the Bank to better manage its economic risks, and thus run its business more effectively and efficiently, the Bank will continue to use them during the normal course of its balance sheet management. The Bank views the accounting consequences of using interest rate derivatives as being an important, but secondary, consideration. The following table provides the notional balances of the Bank’s derivative instruments, by balance sheet category, as of December 31, 2005 and 2004, and the net fair value changes recorded in earnings for each of those categories during the years ended December 31, 2005, 2004 and 2003. The classification of the notional balances and net fair value changes recorded in earnings reflect the effects of the Bank’s restatement, as further described below in the section entitled “Restatement of Previously Issued Financial Statements.”

COMPOSITION OF DERIVATIVES

	Total Notional at December 31,		Net Change in Fair Value(6)
	(In millions of dollars)		(In thousands of dollars)
	2005	2004	2005	2004	2003
Advances
Short-cut method(1)	$6,532	$7,815	$—	$—	$—
Long-haul method(2)	991	1,505	1,313	822	1,780
Economic hedges(3)	4	—	91	27	207

Total	7,527	9,320	1,404	849	1,987

Investments
Short-cut method(1)	55	2,641	—	—	—
Long-haul method(2)	899	1,340	3,346	(2,090)	(2,184)
Economic hedges(4)	40	1,376	(55,338)	(3,930)	68,440

Total	994	5,357	(51,992)	(6,020)	66,256

Consolidated obligations
Short-cut method(1)	6,257	12,405	—	—	—
Long-haul method(2)	25,812	27,775	(6,882)	(2,437)	(9,331)
Economic hedges(3)	204	883	(6,338)	(12,374)	(16,355)

Total	32,273	41,063	(13,220)	(14,811)	(25,686)

Other economic
Caps/floors(5)	3,915	3,915	(3,428)	(16,560)	(4,745)
Basis swaps(7)	2,050	4,710	(67)	(48)	—

Total	5,965	8,625	(3,495)	(16,608)	(4,745)

Total derivatives	$46,759	$64,365	$(67,303)	$(36,590)	$37,812

Total short-cut method	$12,844	$22,861	$—	$—	$—
Total long-haul method	27,702	30,620	(2,223)	(3,705)	(9,735)
Total economic hedges	6,213	10,884	(65,080)	(32,885)	47,547

Total derivatives	$46,759	$64,365	$(67,303)	$(36,590)	$37,812

(1)	The short-cut method allows the assumption of no ineffectiveness in the hedging relationship.

(2)	The long-haul method requires the hedge and hedged item to be marked to fair value independently.

(3)	Interest rate derivatives that are matched to advances or consolidated obligations or that hedge identified portfolio risks, but that do not qualify for hedge accounting under SFAS 133.

(4)	Interest rate derivatives that are matched to investment securities designated as trading or available-for-sale, but that do not qualify for hedge accounting under SFAS 133.

(5)	Interest rate derivatives that hedge identified portfolio risks, but that do not qualify for hedge accounting under SFAS 133. The Bank’s interest rate caps hedge embedded caps in floating rate CMOs. Prior to its sale in April 2004, the Bank’s interest rate floor hedged fixed rate mortgage loan prepayment risk.

(6)	Represents the difference in fair value adjustments for the derivatives and their hedged items. In cases involving economic hedges (other than those relating to trading securities), the net change in fair value reflected above represents a one-sided mark, meaning that the net change in fair value represents the change in fair value of the derivative only. Gains and losses in the form of net interest payments on economic hedge derivatives are excluded from the amounts reflected above.

(7)	In June 2004, the Bank entered into $4.7 billion (notional) of interest rate basis swaps to reduce the Bank’s exposure to widening spreads between one-month and three-month LIBOR. The agreements expired in March 2005. The Bank entered into $2.05 billion (notional) of additional interest rate basis swaps in November 2005. These agreements expire in August 2006.

Restatement of Previously Issued Financial Statements
Errors Identified in 2005
During the third quarter of 2005 (in the course of preparing for registration of its equity securities with the Securities and Exchange Commission), the Bank identified certain errors with respect to the application of SFAS 133. To correct these errors, the Bank restated its previously issued financial statements for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002 and 2001 as described below:
•	Incorrect application of the short-cut method to 14 hedged available-for-sale securities

In August 2005, the Bank discovered 14 hedged available-for-sale securities for which the short-cut method of hedge accounting was incorrectly applied. With the exception of one transaction that was entered into in October 2001, all of these hedging relationships were established in 1998 and 1999. The par/notional amount of these transactions totaled $1.440 billion. In each case, the available-for-sale security and related interest rate swap were contemporaneously purchased in a package transaction at a par price. When these securities and derivatives were designated in short-cut hedging relationships at the date of adoption of SFAS 133 (January 1, 2001), the Bank failed to recognize that, while the package was acquired at a par price, the components of the transaction (the available-for-sale security and interest rate swap) would not have been priced at par if they had been acquired or executed individually. Because the interest rate swaps were entered into at a fair value other than zero, the hedging relationships failed to qualify for short-cut accounting. Additionally, certain of the subject interest rate swaps contained a written option that was not mirrored in the related available-for-sale security. Due to the presence of this option, the Bank ultimately concluded that these particular hedging relationships would not have qualified for the long-haul method of accounting either. For those hedging relationships that did not contain the referenced option, the provisions of SFAS 133 do not allow the Bank to retroactively apply the long-haul method because such hedges were incorrectly designated as qualifying for short-cut accounting and the Bank did not test the hedging relationships periodically for effectiveness.

To correct these errors, the Bank reversed the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings and recorded such changes in fair value in other comprehensive income. In those years where the change in fair value of the available-for-sale security attributable to the hedged risk was an unrealized gain, the reversal reduced income before assessments and increased other comprehensive income by equal amounts. In years where the change in fair value of the available-for-sale security attributable to the hedged risk was an unrealized loss, the reversal increased income before assessments and reduced other comprehensive income by equal amounts. In addition to the adjustments described above, the Bank also recorded adjustments to establish the premiums associated with the subject available-for-sale securities and the related amortization thereof. These adjustments in turn had an impact on the amounts reported in other comprehensive income. Furthermore, the Bank recorded adjustments to the carrying amounts of the applicable interest rate swaps to reflect changes in the estimated fair value of the written options. Lastly, the Bank revised the amount of the transition adjustments relating to the subject available-for-sale securities as of January 1, 2001 and recorded the subsequent amortization thereof. In the aggregate, these adjustments increased (reduced) income before assessments for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 by $13,903,000, ($3,869,000) and $55,747,000, respectively.

Because these hedging relationships did not qualify as SFAS 133 fair value hedges in prior periods, they are accounted for as economic hedges in the Bank’s restated results. As such, the net interest expense associated with the subject interest rate swaps has been reclassified from interest income on available-for-sale securities to net losses on derivatives and hedging activities in the Bank’s restated statements of income. The reclassifications had no impact on previously reported income before assessments or net income. As a result of these reclassifications, interest income on available-for-sale securities was increased by $10,429,000, $54,296,000 and $59,407,000 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively. For these periods, the reclassifications increased by equal amounts the losses reported in net losses on derivatives and hedging activities.

In August 2005 (following the determination of the required accounting corrections), the Bank sold substantially all of the then remaining available-for-sale securities ($1.170 billion par value) and terminated the associated interest rate swaps. The sale of the investment securities produced an aggregate net gain of $195.5 million during the third quarter of 2005.
•	Incorrect application of long-haul hedge accounting to 4 hedged available-for-sale securities

In September 2005, the Bank sold $2.9 billion (par value) of available-for-sale securities in 18 transactions and terminated the associated interest rate swaps. At the time these transactions were executed, the Bank identified four interest rate swaps with a notional amount totaling $127 million for which long-haul hedge accounting had been incorrectly applied since the adoption of SFAS 133. All four of these hedging relationships were established in 1997. When these particular interest rate swaps were terminated, it was discovered that the agreements contained a written option that was not mirrored in the hedged item. Due to the presence of this option, the Bank concluded that the transactions did not qualify for hedge accounting under SFAS 133.

To correct these errors, the Bank reversed the periodic changes in fair value of the four available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings (that is, the Bank reclassified these periodic changes in fair value from income before assessments to other comprehensive income). In addition, the Bank also recorded adjustments to the carrying amounts of the four interest rate swaps to reflect the changes in the estimated fair value of the written options. Furthermore, the Bank revised the amount of the transition adjustments relating to the four available-for-sale securities as of January 1, 2001 and recorded the subsequent amortization thereof. In the aggregate, these adjustments increased (reduced) income before assessments for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 by $2,320,000, ($1,517,000) and $5,277,000, respectively.

As these hedging relationships should have been accounted for as economic hedges, the net interest expense associated with the four interest rate swaps has been reclassified from interest income on available-for-sale securities to net losses on derivatives and hedging activities in the Bank’s restated statements of income. The reclassification had no impact on previously reported income before assessments or net income. As a result of these reclassifications, interest income on available-for-sale securities was increased by $1,317,000, $6,606,000 and $6,947,000 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively. For these periods, the reclassifications increased by equal amounts the losses reported in net losses on derivatives and hedging activities.
•	Changes to benchmark valuation methodology for long-haul hedging relationships

The Bank accounts for certain fair value hedging relationships involving consolidated obligation bonds, advances and available-for-sale securities using the long-haul method of accounting. For each of these relationships, the Bank is hedging fair value risk attributable to changes in LIBOR, the designated benchmark interest rate. The benchmark fair values of the Bank’s consolidated obligation bonds, advances and available-for-sale securities are derived by discounting each item’s remaining contractual cash flows at a fixed/constant spread to the LIBOR curve on an instrument-by-instrument basis. For each hedged item, the spread to the LIBOR curve is equal to the market spread at the time of issuance/purchase. By calculating benchmark fair values using the market spread at inception and holding that spread to LIBOR constant throughout the life of the hedging relationship, the Bank is able to isolate changes in fair value attributable to changes in LIBOR.

Following an evaluation of its previous practices, the Bank concluded that its benchmark valuation methodology was flawed in certain respects. Among other things, the Bank determined in some cases that the periodic basis adjustments included elements unrelated to the risk being hedged. To correct this and other deficiencies in its benchmark valuation methodology, the Bank revised the amount of the periodic changes in the benchmark fair values for the affected consolidated obligation bonds, advances and available-for-sale securities that had previously been reported in earnings. For the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, the revisions resulted in adjustments that reduced income before assessments by $3,874,000, $2,335,000 and $9,466,000, respectively.

•	Valuation methodology inconsistent with hedge documentation for certain instruments containing complex coupons.

Following an evaluation of its previous practices, the Bank determined with respect to certain long-haul hedging relationships involving available-for-sale securities and consolidated obligation bonds that its valuation methodology was not consistent with its designated benchmark hedging strategy. Substantially all of these hedging relationships were entered into prior to 1999. All of the subject available-for-sale securities and consolidated obligation bonds contained complex coupons and were hedged with mirror-image interest rate swaps. As of January 1, 2001, the par amount of the subject available-for-sale securities and consolidated obligation bonds totaled $129 million and $795 million, respectively; as a result of maturities, these amounts had declined to $7 million and $75 million, respectively, as of December 31, 2005. Because of the inconsistency between its documented hedging strategy and its actual valuation practice, the Bank concluded that these relationships failed to meet the requirements for hedge accounting under SFAS 133. Accordingly, the Bank reversed the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings. In addition, the Bank revised the amount of the transition adjustments relating to the subject available-for-sale securities and consolidated obligations as of January 1, 2001 and recorded the subsequent amortization thereof. In the aggregate, these adjustments reduced income before assessments for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 by $5,166,000, $12,236,000 and $19,169,000, respectively.

Because these hedging relationships did not qualify as SFAS 133 fair value hedges in prior periods, they are accounted for as economic hedges in the Bank’s restated results. As such, the net interest expense associated with the interest rate swaps that hedge the available-for-sale securities has been reclassified from interest income on available-for-sale securities to net losses on derivatives and hedging activities in the Bank’s restated statements of income. Similarly, the net interest income associated with the interest rate swaps that hedge the consolidated obligation bonds has been reclassified from interest expense on consolidated obligation bonds to net losses on derivatives and hedging activities in the Bank’s restated statements of income. The reclassifications had no impact on previously reported income before assessments or net income. As a result of these reclassifications, interest income on available-for-sale securities was increased by $174,000, $840,000 and $2,264,000 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively. For these same periods, interest expense on consolidated obligation bonds was increased by $1,888,000, $9,458,000 and $22,003,000, respectively. In aggregate, the reclassifications reduced the amount of losses reported in net losses on derivatives and hedging activities for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 by $1,714,000, $8,618,000 and $19,739,000, respectively.
•	Other errors relating to the application of SFAS 133

In the course of its review, the Bank also identified other errors related to the application of SFAS 133. Specifically, these errors related to the incorrect application of the short-cut method of accounting to the Bank’s hedged discount notes, two zero coupon bond (available-for-sale) securities and one consolidated obligation bond. Adjustments to correct the accounting for these items are also included in the Bank’s restated financial statements. Additionally, to comply with the provisions of SFAS 133, the Bank’s restated results reflect trade date accounting for derivatives. Previously, the Bank recorded derivatives on the settlement date of the hedged items consistent with the required settlement date accounting for those items. Furthermore, the Bank revised its previously reported gain on early extinguishment of debt in 2004 to include the cumulative SFAS 133 basis adjustments associated with the extinguished debt; previously, these basis adjustments were written off against net losses on derivatives and hedging activities. In the aggregate, these other adjustments increased (reduced) income before assessments for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 by $50,000, ($1,572,000) and ($1,538,000), respectively.

Errors Identified in 2004
In 2004, prior to the identification of the errors discussed above that precipitated the Bank’s decision to restate its financial statements, the Bank identified several areas in which its accounting practices did not conform with generally accepted accounting principles. At that time, the Bank assessed the impact of the required changes on all of the affected prior annual periods, all quarterly periods for 2003 and all relevant quarterly periods for 2004, and determined that had the Bank correctly accounted for these transactions, it would not have had a material impact on the results of operations or financial condition of the Bank for any of these prior reporting periods. Accordingly, the Bank recorded cumulative adjustments as of January 1, 2004 to reflect the accounting as if the Bank had properly accounted for these items in years prior to 2004. In connection with the restatement of its financial statements, the Bank has reversed the cumulative adjustments that were previously recorded as of January 1, 2004 and has adjusted its prior period financial statements to reflect the appropriate accounting for these transactions in those periods. The changes related to the following:
•	Method of hedge accounting for certain consolidated obligation bonds

The Bank changed the manner in which it assesses effectiveness for certain highly effective consolidated obligation hedging relationships. Under its prior approach, the Bank incorrectly assumed no ineffectiveness for these hedging transactions. The interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the hedged consolidated obligation. Since the formula for computing net settlements under the interest rate swap is not the same for each net settlement, the Bank determined that it should change its approach to assess effectiveness and measure hedge ineffectiveness during each reporting period. As previously reported, income before assessments was reduced by $3,374,000 as of January 1, 2004 to reflect the accounting as if the Bank had employed the new approach from the date of adoption of SFAS 133 through December 31, 2003. As part of the Bank’s restatement, previously reported income before assessments for the years ended December 31, 2004 and 2003 was increased by $3,374,000 and $1,191,000, respectively. These adjustments are included in net losses on derivatives and hedging activities in the Bank’s restated statements of income.

•	Postretirement benefits

The Bank corrected its method of accounting for postretirement health and life insurance benefits to comply with the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Previously, the Bank had accounted for these benefits on a pay-as-you-go (cash) basis. As previously reported, salaries and benefits expense for the year ended December 31, 2004 included a $1,624,000 charge for postretirement benefits relating to prior years. As part of the Bank’s restatement, previously reported salaries and benefits expense for the years ended December 31, 2004 and 2003 was increased (reduced) by ($1,624,000) and $583,000, respectively.

•	Amortization and accretion of premiums and discounts on certain available-for-sale securities

The Bank corrected its method of amortizing and accreting premiums and discounts on certain of its available-for-sale securities from the straight-line method to the level-yield method to comply with the provisions of SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” As previously reported, interest income on available-for-sale securities was increased by $3,532,000 as of January 1, 2004 to reflect the accounting as if the level-yield method had been used in prior years. As part of the Bank’s restatement, previously reported interest income on available-for-sale securities for the years ended December 31, 2004 and 2003 was increased (reduced) by ($3,532,000) and $2,131,000, respectively.

•	Amortization and accretion of premiums, discounts and concessions on consolidated obligation bonds

The Bank corrected its method of amortizing and accreting premiums, discounts and concessions on consolidated obligation bonds from the straight-line method to the level-yield method to comply with the provisions of APB Opinion No. 21, “Interest on Receivables and Payables.” As previously reported, interest expense on consolidated obligation bonds was increased by $219,000 as of January 1, 2004 to reflect the accounting as if the level-yield method had been used in prior years. As part of the Bank’s restatement, previously reported interest expense on consolidated obligation bonds for the years ended December 31, 2004 and 2003 was increased (reduced) by ($219,000) and $1,986,000, respectively.
Impact of the Restatement on the Bank’s REFCORP and AHP Assessments
The restatement resulted in lower cumulative income before assessments as of March 31, 2005 and December 31, 2004, 2003 and 2002; 2002 was the only full year for which the Bank had a loss before assessments. On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (“AB 06-01”) which provides guidance to those FHLBanks that are required to restate their financial statements in connection with the registration of their equity securities with the Securities and Exchange Commission. Pursuant to the guidance in AB 06-01, the Bank has recalculated its REFCORP and AHP assessments for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income (loss) before assessments for each of those periods. The recalculated amounts have been recorded in the Bank’s restated statements of income.
Through December 31, 2004, previously recorded REFCORP assessments exceeded the cumulative recalculated amounts by $29,494,000, while previously recorded AHP assessments exceeded the cumulative recalculated amounts as of that date by $13,108,000. Because the Bank’s REFCORP and AHP contributions for each of the four years were based upon pre-restatement income before assessments, the total cumulative contributions were larger than those that would have been required had they been based upon the Bank’s restated results. As a result, in the Bank’s restated statement of condition, the previously reported Payable to REFCORP as of December 31, 2004 of $4,320,000 was reduced by $29,494,000 and the balance of $25,174,000 has been reported as an asset (“Excess REFCORP Contributions”). Additionally, the previously reported AHP liability has been reduced from $33,811,000 to $20,703,000 as of December 31, 2004. As permitted by AB 06-01, the Bank credited the excess REFCORP and AHP contributions of $29,494,000 and $13,108,000, respectively, against required contributions for the year ended December 31, 2005. As of December 31, 2005, the Bank’s excess REFCORP and AHP contributions have been fully utilized.
Summary of Restatement Effects
The restatement did not impact the Bank’s total cash flows from operating, investing or financing activities for any period. The effects of the restatement on the Bank’s previously issued statements of income are summarized in the following tables. For purposes of these tables, the adjustments to correct the other errors relating to the application of SFAS 133 and the errors identified in 2004 have been combined.

RECONCILIATION OF STATEMENT OF INCOME
For the Three Months Ended March 31, 2005
(In thousands of dollars)

								Effect of	As Adjusted
		Adjustments						Change in	for Change
	As Previously	14 AFS	4 AFS	Benchmark	Complex Coupon		As	Accounting	in Accounting
	Reported	Securities(1)	Securities(2)	Valuation(3)	Instruments (4)	Other(5)	Restated	Principle(6)	Principle(6)
INTEREST INCOME
Available-for-sale securities	$35,871	$10,318	$1,288	$—	$176	$(39)	$47,614	$—	$47,614
Mortgage loans held for portfolio	9,654	—	—	—	—	—	9,654	(32)	9,622
Other	414,053	—	—	—	—	—	414,053	—	414,053

Total interest income	459,578	10,318	1,288	—	176	(39)	471,321	(32)	471,289

INTEREST EXPENSE
Consolidated obligations
Bonds	382,275	—	—	—	2,853	152	385,280	—	385,280
Discount notes	18,239	—	—	—	—	(592)	17,647	—	17,647
Other	13,666	—	—	—	—	—	13,666	—	13,666

Total interest expense	414,180	—	—	—	2,853	(440)	416,593	—	416,593

NET INTEREST INCOME	45,398	10,318	1,288	—	(2,677)	401	54,728	(32)	54,696
Provision (release of allowance) for credit losses on mortgage loans	(15)	—	—	—	—	—	(15)	—	(15)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	45,413	10,318	1,288	—	(2,677)	401	54,743	(32)	54,711

OTHER INCOME (LOSS)
Net gains (losses) on derivatives and hedging activities(7)	(8,026)	3,585	1,032	(3,874)	(2,489)	499	(9,273)	—	(9,273)
Gains on early extinguishment of debt(7)	1,088	—	—	—	—	(850)	238	—	238
Other, net	(754)	—	—	—	—	—	(754)	—	(754)

Total other income (loss)	(7,692)	3,585	1,032	(3,874)	(2,489)	(351)	(9,789)	—	(9,789)

OTHER EXPENSE
Salaries and benefits	5,341	—	—	—	—	—	5,341	—	5,341
Other	5,147	—	—	—	—	—	5,147	—	5,147

Total other expense	10,488	—	—	—	—	—	10,488	—	10,488

INCOME BEFORE ASSESSMENTS	27,233	13,903	2,320	(3,874)	(5,166)	50	34,466	(32)	34,434

Affordable Housing Program	2,465	1,135	189	(316)	(422)	4	3,055	(2)	3,053
REFCORP	4,954	2,554	426	(712)	(949)	9	6,282	(6)	6,276

Total assessments	7,419	3,689	615	(1,028)	(1,371)	13	9,337	(8)	9,329

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	19,814	10,214	1,705	(2,846)	(3,795)	37	25,129	(24)	25,105

Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	908	908

NET INCOME	$19,814	$10,214	$1,705	$(2,846)	$(3,795)	$37	$25,129	$884	$26,013

(1)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, recording the premiums on the available-for-sale securities and the related amortization thereof, reclassifying the net interest expense on the related interest rate swaps, and recording changes in the estimated fair value of the written options.

(2)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, reclassifying the net interest expense on the related interest rate swaps, and recording changes in the estimated fair value of the written options.

(3)	Represents the impact of changes to the Bank’s benchmark valuation methodology for long-haul relationships.

(4)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings and reclassifying the net interest income/expense on the related interest rate swaps.

(5)	Represents the adjustments to correct the other errors relating to the application of SFAS 133.

(6)	During the fourth quarter of 2005, the Bank elected to change its method of accounting for the amortization and accretion of premiums and discounts on mortgage loans held for portfolio from one generally accepted accounting principle to another under SFAS 91. The change was adopted retrospectively as of January 1, 2005. See section entitled Results of Operations for more information.

(7)	The “As Restated” amounts have been revised from the amounts that were previously reported in the Bank’s Registration Statement on Form 10 filed on February 15, 2006. Gains on early extinguishment of debt and net losses on derivatives and hedging activities were each increased by $14,000. Total other income (loss), income before assessments and net income were unaffected by this revision. See Item 13 — Financial Statements and Supplementary Data for more information.

RECONCILIATION OF STATEMENT OF INCOME
For the Year Ended December 31, 2004
(In thousands of dollars)

		Adjustments
	As Previously	14 AFS	4 AFS	Benchmark	Complex Coupon		As
	Reported	Securities(1)	Securities(2)	Valuation(3)	Instruments (4)	Other(5)	Restated
INTEREST INCOME
Available-for-sale securities	$97,320	$53,863	$6,491	$—	$846	$(3,644)	$154,876
Other	1,145,191	—	—	—	—	—	1,145,191

Total interest income	1,242,511	53,863	6,491	—	846	(3,644)	1,300,067

INTEREST EXPENSE
Consolidated obligations
Bonds	911,476	—	—	—	12,192	516	924,184
Discount notes	118,030	—	—	—	—	1,447	119,477
Other	35,630	—	—	—	—	—	35,630

Total interest expense	1,065,136	—	—	—	12,192	1,963	1,079,291

NET INTEREST INCOME	177,375	53,863	6,491	—	(11,346)	(5,607)	220,776
Provision (release of allowance) for credit losses on mortgage loans	(26)	—	—	—	—	—	(26)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	177,401	53,863	6,491	—	(11,346)	(5,607)	220,802

OTHER INCOME (LOSS)
Net gains (losses) on derivatives and hedging activities(6)	(28,604)	(57,732)	(8,008)	(2,335)	(890)	6,890	(90,679)
Gains on early extinguishment of debt(6)	3,651	—	—	—	—	(2,794)	857
Other, net	(2,864)	—	—	—	—	—	(2,864)

Total other income (loss)	(27,817)	(57,732)	(8,008)	(2,335)	(890)	4,096	(92,686)

OTHER EXPENSE
Salaries and benefits	20,344	—	—	—	—	(1,624)	18,720
Other	20,639	—	—	—	—	—	20,639

Total other expense	40,983	—	—	—	—	(1,624)	39,359

INCOME BEFORE ASSESSMENTS	108,601	(3,869)	(1,517)	(2,335)	(12,236)	113	88,757

Affordable Housing Program	9,543	(316)	(123)	(191)	(999)	9	7,923
REFCORP	19,812	(711)	(279)	(429)	(2,247)	21	16,167

Total assessments	29,355	(1,027)	(402)	(620)	(3,246)	30	24,090

NET INCOME	$79,246	$(2,842)	$(1,115)	$(1,715)	$(8,990)	$83	$64,667

(1)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, recording the premiums on the available-for-sale securities and the related amortization thereof, reclassifying the net interest expense on the related interest rate swaps, and recording changes in the estimated fair value of the written options.

(2)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, reclassifying the net interest expense on the related interest rate swaps, and recording changes in the estimated fair value of the written options.

(3)	Represents the impact of changes to the Bank’s benchmark valuation methodology for long-haul relationships.

(4)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings and reclassifying the net interest income/expense on the related interest rate swaps.

(5)	Represents the adjustments to correct the other errors relating to the application of SFAS 133 and the errors identified in 2004.

(6)	The “As Restated” amounts have been revised from the amounts that were previously reported in the Bank’s Registration Statement on Form 10 filed on February 15, 2006. Gains on early extinguishment of debt and net losses on derivatives and hedging activities were each reduced by $557,000. Total other income (loss), income before assessments and net income were unaffected by this revision. See Item 13 — Financial Statements and Supplementary Data for more information.

RECONCILIATION OF STATEMENT OF INCOME
For the Year Ended December 31, 2003
(In thousands of dollars)

		Adjustments
	As Previously	14 AFS	4 AFS	Benchmark	Complex Coupon		As
	Reported	Securities(1)	Securities(2)	Valuation(3)	Instruments(4)	Other(5)	Restated
INTEREST INCOME
Available-for-sale securities	$71,062	$56,324	$6,839	$—	$2,410	$2,025	$138,660
Other	1,017,825	—	—	—	—	—	1,017,825

Total interest income	1,088,887	56,324	6,839	—	2,410	2,025	1,156,485

INTEREST EXPENSE
Consolidated obligations
Bonds	762,938	—	—	—	27,391	4,300	794,629
Discount notes	122,388	—	—	—	—	300	122,688
Other	28,922	—	—	—	—	—	28,922

Total interest expense	914,248	—	—	—	27,391	4,600	946,239

NET INTEREST INCOME	174,639	56,324	6,839	—	(24,981)	(2,575)	210,246
Provision (release of allowance) for credit losses on mortgage loans	(27)	—	—	—	—	—	(27)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	174,666	56,324	6,839	—	(24,981)	(2,575)	210,273

OTHER INCOME (LOSS)
Net gains (losses) on derivatives and hedging activities	(11,702)	(577)	(1,562)	(9,466)	5,812	2,373	(15,122)
Other, net	(7,505)	—	—	—	—	—	(7,505)

Total other income (loss)	(19,207)	(577)	(1,562)	(9,466)	5,812	2,373	(22,627)

OTHER EXPENSE
Salaries and benefits	16,191	—	—	—	—	583	16,774
Other	17,051	—	—	—	—	—	17,051

Total other expense	33,242	—	—	—	—	583	33,825

INCOME BEFORE ASSESSMENTS	122,217	55,747	5,277	(9,466)	(19,169)	(785)	153,821

Affordable Housing Program	9,977	4,551	431	(773)	(1,565)	(64)	12,557
REFCORP	22,448	10,239	969	(1,739)	(3,521)	(143)	28,253

Total assessments	32,425	14,790	1,400	(2,512)	(5,086)	(207)	40,810

NET INCOME	$89,792	$40,957	$3,877	$(6,954)	$(14,083)	$(578)	$113,011

(1)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, recording the premiums on the available-for-sale securities and the related amortization thereof, reclassifying the net interest expense on the related interest rate swaps, and recording changes in the estimated fair value of the written options.

(2)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, reclassifying the net interest expense on the related interest rate swaps, and recording changes in the estimated fair value of the written options.

(3)	Represents the impact of changes to the Bank’s benchmark valuation methodology for long-haul relationships.

(4)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings and reclassifying the net interest income/expense on the related interest rate swaps.

(5)	Represents the adjustments to correct the other errors relating to the application of SFAS 133 and the errors identified in 2004.
Most of the errors described above also affected 2002 and 2001; as a result, in the Bank’s restatement, opening retained earnings as of January 1, 2003 has been adjusted as summarized below:

RECONCILIATION OF RETAINED EARNINGS AS OF JANUARY 1, 2003
(In thousands of dollars)

Retained earnings as of January 1, 2003, as previously reported	$77,560

Adjustments to retained earnings as of January 1, 2003:
Incorrect application of the short-cut method to 14 hedged available-for-sale securities	(152,377)
Incorrect application of long-haul hedge accounting to 4 hedged available-for-sale securities	(18,423)
Changes to benchmark valuation methodology for long-haul hedging relationships	10,169
Complex coupon instruments	34,213
Other errors relating to the application of SFAS 133	1,592
Change in method of hedge accounting for certain consolidated obligation bonds	(3,354)
Change in method of accounting for postretirement benefits	(765)
Amortization and accretion of premiums and discounts on certain available-for-sale securities	1,030
Amortization and accretion of premiums, discounts and concessions on certain consolidated obligation bonds	1,298

Retained earnings as of January 1, 2003, as restated	$(49,057)

The following tables summarize the adjustments to the Bank’s previously issued statements of condition as of March 31, 2005 and December 31, 2004.
RECONCILIATION OF STATEMENT OF CONDITION
March 31, 2005
(In thousands of dollars)

								Effect of	As Adjusted
		Adjustments						Change in	for Change
	As Previously	14 AFS	4 AFS	Benchmark	Complex Coupon		As	Accounting	in Accounting
	Reported	Securities(1)	Securities(2)	Valuation(3)	Instruments(4)	Other(5)	Restated	Principle(6)	Principle(6)
ASSETS
Advances	$46,161,537	$—	$—	$1,099	$—	$—	$46,162,636	$—	$46,162,636
Mortgage loans held for portfolio	662,147	—	—	—	—	—	662,147	1,203	663,350
Excess REFCORP contributions	—	—	—	—	—	23,620	23,620	(221)	23,399
Other	18,827,445	—	—	—	—	—	18,827,445	—	18,827,445

TOTAL ASSETS	$65,651,129	$—	$—	$1,099	$—	$23,620	$65,675,848	$982	$65,676,830

LIABILITIES
Consolidated obligations, net
Discount notes	$1,598,531	$—	$—	$—	$—	$172	$1,598,703	$—	$1,598,703
Bonds	57,880,185	—	—	10,095	(11,331)	722	57,879,671	—	57,879,671
Affordable Housing Program	33,053	(11,560)	(1,551)	(148)	815	(74)	20,535	98	20,633
Payable to REFCORP	4,546	(26,011)	(3,489)	(338)	1,835	23,457	—	—	—
Derivative liabilities	661,487	566	347	—	—	—	662,400	—	662,400
Other	2,756,290	—	—	—	—	—	2,756,290	—	2,756,290

Total liabilities	62,934,092	(37,005)	(4,693)	9,609	(8,681)	24,277	62,917,599	98	62,917,697

CAPITAL
Capital stock — Class B putable ($100 par value)	2,558,693	—	—	—	—	—	2,558,693	—	2,558,693
Retained earnings	145,511	(104,050)	(13,955)	(1,347)	7,345	(657)	32,847	884	33,731
Accumulated other comprehensive income
Net unrealized gain (loss) on available-for-sale securities net of unrealized gains and losses relating to hedged interest rate risk included in net income	12,833	141,055	18,648	(7,163)	1,336	—	166,709	—	166,709

Total capital	2,717,037	37,005	4,693	(8,510)	8,681	(657)	2,758,249	884	2,759,133

TOTAL LIABILITIES AND CAPITAL	$65,651,129	$—	$—	$1,099	$—	$23,620	$65,675,848	$982	$65,676,830

(1)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, recording the premiums on the available-for-sale securities and the related amortization thereof and recording changes in the estimated fair value of the written options.

(2)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings and recording changes in the estimated fair value of the written options.

(3)	Represents the impact of changes in the Bank’s benchmark valuation methodology for long-haul relationships.

(4)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings.

(5)	Represents the adjustments to correct the other errors relating to the application of SFAS 133.

(6)	During the fourth quarter of 2005, the Bank elected to change its method of accounting for the amortization and accretion of premiums and discounts on mortgage loans held for portfolio from one generally accepted accounting principle to another under SFAS 91. The change was adopted retrospectively as of January 1, 2005. See section entitled Results of Operations for more information.

RECONCILIATION OF STATEMENT OF CONDITION
December 31, 2004
(In thousands of dollars)

		Adjustments
	As Previously	14 AFS	4 AFS	Benchmark	Complex Coupon		As
	Reported	Securities(1)	Securities(2)	Valuation(3)	Instruments (4)	Other(5)	Restated
ASSETS
Advances	$47,111,154	$—	$—	$863	$—	$—	$47,112,017
Excess REFCORP contributions	—	—	—	—	—	25,174	25,174
Other	17,475,159	—	—	—	—	—	17,475,159

TOTAL ASSETS	$64,586,313	$—	$—	$863	$—	$25,174	$64,612,350

LIABILITIES
Consolidated obligations, net
Discount notes	$7,084,765	$—	$—	$—	$—	$945	$7,085,710
Bonds	51,463,738	—	—	5,025	(16,989)	361	51,452,135
Affordable Housing Program	33,811	(12,695)	(1,741)	168	1,238	(78)	20,703
Payable to REFCORP	4,320	(28,564)	(3,916)	374	2,784	25,002	—
Derivative liabilities	658,790	7	332	—	—	(362)	658,767
Other	2,706,925	—	—	—	—	—	2,706,925

Total liabilities	61,952,349	(41,252)	(5,325)	5,567	(12,967)	25,868	61,924,240

CAPITAL
Capital stock — Class B putable ($100 par value)	2,492,789	—	—	—	—	—	2,492,789
Retained earnings	143,897	(114,264)	(15,658)	1,499	11,140	(694)	25,920
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities net of unrealized gains and losses relating to hedged interest rate risk included in net income	(2,722)	155,516	20,983	(6,203)	1,827	—	169,401

Total capital	2,633,964	41,252	5,325	(4,704)	12,967	(694)	2,688,110

TOTAL LIABILITIES AND CAPITAL	$64,586,313	$—	$—	$863	$—	$25,174	$64,612,350

(1)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings, recording the premiums on the available-for-sale securities and the related amortization thereof and recording changes in the estimated fair value of the written options.

(2)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings and recording changes in the estimated fair value of the written options.

(3)	Represents the impact of changes in the Bank’s benchmark valuation methodology for long-haul relationships.

(4)	Represents the impact of reversing the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings.

(5)	Represents the adjustments to correct the other errors relating to the application of SFAS 133.
Internal Control Considerations
A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In conjunction with the restatement discussed above, management has concluded that the Bank had an internal control deficiency that constituted a material weakness. Specifically, at the time the Bank adopted SFAS 133 on January 1, 2001, it did not have sufficient personnel possessing the requisite technical expertise related to the provisions of SFAS 133, and the Bank’s procedures did not provide for appropriate analysis and interpretation regarding the application of the short-cut and long-haul methods and acceptable valuation methodologies to ensure the proper accounting for certain hedging transactions. Until remediated, these control deficiencies could result in a misstatement of the SFAS 133 related accounts that would cause a material misstatement of the Bank’s annual or interim financial statements. These control deficiencies resulted in the restatement of the Bank’s financial statements for the years ended December 31, 2004, 2003, 2002 and 2001, as well as the Bank’s interim financial statements for the three months ended March 31, 2005.
The Bank believes it has fully remediated this material weakness. The remedial actions included (i) increasing the level of technical expertise among accounting, treasury and risk management personnel as regards the proper application of SFAS 133; (ii) increasing the awareness of accounting, treasury and risk management personnel as to the accounting issues raised by the provisions of SFAS 133; and (iii) improving education, procedures and accounting reviews designed to ensure that all relevant personnel involved in hedging transactions understand and properly apply the provisions of SFAS 133.

Potential Impact of Hurricanes Katrina and Rita
During the third quarter of 2005, two significant hurricanes struck the Gulf Coast of the United States. On August 29, 2005, Hurricane Katrina made landfall near New Orleans, Louisiana causing substantial damage to coastal areas of Louisiana, Mississippi and Alabama. Then, on September 24, 2005, Hurricane Rita made landfall near the Louisiana-Texas border causing significant but less substantial damage in southwest Louisiana and southeast Texas.
These storms had varying degrees of impact on the Bank’s members and MPF mortgage loan borrowers in the affected areas. As further described below, the Bank has analyzed the potential impact that damage related to Hurricanes Katrina and Rita might have on its advances, letters of credit, mortgage loans held for portfolio, and non-agency MBS investments. Letters of credit are included in the Bank’s analysis as if they were advances because a letter of credit would be converted into an advance if a member defaults on its obligation to the beneficiary. At issuance, letters of credit are required to be collateralized as if they were advances. Based on the limited amount of information currently available, the Bank is not able to estimate at this time either the likelihood or the amount of potential losses to the Bank, if any, as a result of the hurricanes.
At December 31, 2005, approximately 210 of the Bank’s member institutions were headquartered in the areas that, by January 9, 2006, had been designated by the Federal Emergency Management Agency (“FEMA”) for both individual and public assistance. The Bank believes that members in the affected areas have been and may continue to be adversely affected in a variety of ways and to varying degrees by the hurricanes, including damage to their physical properties, the inability of their borrowers to repay loans made by the institutions, damage to the borrowers’ properties that serve as collateral for the loans made by the institutions, and a reduction in their customer base, at least in the short-term, as a result of the dislocation of a significant portion of the population of the affected areas. After reviewing the current operational state and available financial reports of member institutions that operate primarily in the affected areas, the Bank has identified a small number of institutions which it currently believes may be the most affected and that may have a relatively greater degree of difficulty recovering from the hurricanes (the “Most Affected Members”).
As of December 31, 2005, advances and letters of credit outstanding to the Most Affected Members totaled approximately $383 million, with balances for individual institutions ranging from $3.5 million to $93.2 million. The total was comprised of $240 million in advances (which represented 0.5 percent of the Bank’s outstanding advances at December 31, 2005) and $143 million in letters of credit. The $383 million total included approximately $278 million of advances and letters of credit secured by loans pledged under a blanket lien or held in custody by the Bank, which represented 11.4 percent of the aggregate book value of those assets as reflected in the members’ December 31, 2005 regulatory financial reports. For individual members within this group, the percentages ranged from 1.9 percent (for a member with $6.3 million of advances only) to 64.0 percent (for a member with $19.8 million of advances only). The largest amount of advances and letters of credit outstanding to a single institution in this group that were secured by loans pledged under a blanket lien or held in custody was $91.6 million, which represented 20.1 percent of the book value of the pledged assets.
As of March 31, 2006, advances and letters of credit outstanding to the Most Affected Members had declined to approximately $309 million, ranging from $1.4 million to $92.2 million for the individual institutions. At that date, the total was comprised of $207 million in advances and $102 million in letters of credit. Total outstanding advances and letters of credit as of that date included approximately $195 million secured by loans pledged under a blanket lien or held in custody by the Bank, which represented 8.1 percent of the aggregate book value of those assets as reflected in the members’ December 31, 2005 regulatory financial reports (the most current reports available). For individual members within the group, the percentages ranged from 1.9 percent (for a member with $6.2 million of advances only) to 30.6 percent (for a member with $21.4 million of advances only). The largest amount of advances and letters of credit outstanding to a single institution in this group that was secured by loans pledged under a blanket lien or held in custody was $90.0 million, which represented 19.8 percent of the book value of the pledged assets.
The primary source of repayment of advances (including those that may be created when letters of credit have been funded) is derived from the borrowing members’ ongoing operations. For a variety of reasons, it is still too early to have any credible insight into how well institutions in the affected areas will be able to recover from the hurricanes’ effects, how well the local economies in which they operate will recover, what impact insurance settlements and federal and/or other assistance for members’ consumer and commercial borrowers will have on the borrowers’ ability to rebuild their homes and businesses and repay outstanding loans, or what assistance might be available to the institutions from their primary regulators or through Congressional action.
If a member institution fails or is otherwise unable to meet its obligations, a secondary source of repayment is the collateral pledged by the member. For a variety of reasons, including forbearances provided to borrowers for loan payments, the uncertainty of the amount of damage incurred by the underlying properties, the amount of insurance settlements that may be made on those properties, and the ultimate marketability of those properties, it is not possible at this time to determine the impact that the hurricanes may have had on the value of the loan collateral supporting the Bank’s advances and letters of credit. As more information becomes available to the Bank over time, its assessment of the impact of the hurricanes on individual institutions’ operations and the identification of the Most Affected Members may change.
At this time, all principal and interest amounts on the Bank’s advances have been received in accordance with the contractual terms of the applicable agreements. Additionally, the Bank has not been required to fund any letters of credit.
At December 31, 2005, the Bank also held interests totaling $32.8 million in conventional mortgage loans acquired through the MPF Program and held for portfolio that were collateralized by properties located in the areas that had been, by January 9, 2006, designated by FEMA for both individual and public assistance. This amount included approximately $13.9 million of interests in loans collateralized by properties located in the hardest hit counties and parishes in Mississippi and Louisiana. These balances represented 6.0 percent and 2.6 percent, respectively, of the Bank’s mortgage loans held for portfolio as of December 31, 2005. As of March 31, 2006, these amounts had declined to $30.3 million and $12.1 million, respectively. Under the terms of the MPF Program, all mortgagors are required to carry hazard insurance and, if the property is located in a federal government-designated flood zone, they must also carry flood insurance. The Bank is still assessing the damage to the underlying properties and the potential for recovery under insurance policies and MPF credit enhancements. Since confirmation of specific damage or insurance coverage is not yet available and the impact of the credit enhancements is not yet determinable, the Bank cannot yet quantify the impact of the hurricanes on its mortgage loan portfolio.
The Bank also owns several non-agency residential and commercial MBS that are collateralized in part by loans on properties that are located in the affected areas. Credit support for the senior tranches of these securities held by the Bank is provided by subordinated tranches that absorb losses before the senior tranches held by the Bank would be affected. The amount of loans in the affected areas that are part of the Bank’s residential and commercial mortgage-backed securities portfolios represents only a small fraction of the subordinated tranches that provide credit support for the senior tranches held by the Bank. As of March 31, 2006, all of the Bank’s MBS investments were rated triple-A. Therefore, at this time, the Bank does not anticipate any losses in its MBS portfolio related to Hurricanes Katrina or Rita.
The Bank is continuing to evaluate the impact of the hurricanes on its advances (including those that may be created if a letter of credit is required to be funded), mortgage loans held for portfolio and non-agency MBS investments. If information becomes available indicating that any of these assets has been impaired and the amount of the loss can be reasonably estimated, the Bank will record appropriate reserves at that time.
In late September 2005, the Bank established a $5 million Disaster Relief Grant Program to address the housing and community investment needs of communities in Louisiana, Mississippi and Texas that were affected by Hurricanes Katrina and Rita. The grants could also be used to support hurricane-displaced residents in other locations within the Bank’s district. As of the date of this filing, all of the available funds have been disbursed.
Proposed Regulatory Changes
On March 15, 2006, the Finance Board published for comment a proposed regulation entitled “Excess Stock Restrictions and Retained Earnings Requirements for the Federal Home Loan Banks” (the “Proposed Regulation”). If adopted in its current form, the Proposed Regulation would establish a minimum retained earnings requirement for each FHLBank, limit the amount of excess stock that FHLBanks could have outstanding, and impose new restrictions on the amount, timing and form of dividends that FHLBanks could pay to their shareholders. Key provisions of the Proposed Regulation would:
•	establish a minimum retained earnings requirement equal to $50 million plus 1.0 percent of a FHLBank’s average balance of non-advances assets;

•	for FHLBanks that have not achieved initial compliance with the minimum retained earnings requirement, limit the amount of dividends that the FHLBank could pay without Finance Board approval to 50 percent of the FHLBank’s quarterly net income;

•	for FHLBanks that have achieved initial compliance with the minimum retained earnings requirement, prohibit the payment of dividends without Finance Board approval if the FHLBank’s retained earnings subsequently fall below its minimum requirement;

•	require each FHLBank to declare and pay dividends only after the close of the quarter to which the dividend payment pertains and the FHLBank’s earnings for that quarter have been calculated;

•	prohibit the payment of dividends in the form of capital stock;

•	limit the aggregate amount of stock held by shareholders in excess of their minimum investment requirements (excess stock) to 1.0 percent of a FHLBank’s total assets; and

•	prohibit a shareholder, or an institution that has been approved for membership in a FHLBank, from purchasing capital stock if that stock would be excess stock at the time of purchase.
The Proposed Regulation is subject to the provisions of the Administrative Procedures Act, and will remain open for public comment until July 13, 2006. The final regulation, if any, approved by the Finance Board may be different from the Proposed Regulation.
Based on a preliminary analysis, the Bank does not currently believe that implementation of the Proposed Regulation, if adopted in its current form, would require substantive changes in the Bank’s financial management or business operations. While there can be no assurances, relying on information currently available, including current projections of business activity and earnings for the remainder of 2006, the Bank anticipates that it would be in compliance with the minimum retained earnings requirement and the excess stock limitation by the time a final regulation is likely to become effective.
The proposed restrictions on the timing and form of dividend payments, however, would require significant changes from the Bank’s current practices. Historically, dividends have been declared during a calendar quarter based in part on estimated earnings for that quarter, and have been paid on the last business day of the quarter. The proposed requirement to declare and pay dividends only after the close of the quarter to which the dividend pertains and the Bank’s earnings for that quarter have been calculated would require that dividends be declared and paid no earlier than the month following the end of the calendar quarter to which they pertain.
The proposed prohibition on the payment of dividends in the form of capital stock would also require a change from current practice, since the Bank has historically paid dividends in the form of capital stock. In addition, the proposed requirement that dividends be paid in cash may have an impact on the tax treatment of those dividends for the Bank’s shareholders. Because the Bank has limited the accumulation of excess stock by periodically repurchasing a portion of shareholders’ excess stock since shortly after the implementation of its new capital plan in September 2003, it does not anticipate that the proposed prohibition on stock dividends would have a significant impact on the Bank’s ability to manage its capital or to maintain appropriate levels of capital.
Partly due to the Bank’s periodic capital stock repurchases, aggregate excess stock held by shareholders has been less than one percent of the Bank’s total assets throughout the period since implementation of its capital plan. Further, the Bank does not allow purchases of capital stock that would be excess at the time of purchase.
Financial Condition
The following table provides selected period-end balances as of December 31, 2005 and 2004, as well as selected average balances for the years ended December 31, 2005 and 2004. In addition, the table provides the percentage increase or decrease in each of these balances from year-to-year. As shown in the table, the Bank’s advances balance decreased by 1.4 percent during the year ended December 31, 2005 after growing by 16.1 percent during the year ended December 31, 2004. During these same periods, total assets increased by 0.4 percent and 10.6 percent, respectively. During the year ended December 31, 2005, total assets increased due primarily to a $5.2 billion increase in the Bank’s short-term investments, which was partially offset by the sale of $4.1 billion (par value) of available-for-sale securities. The increase in short-term investments was due in large part to the investment of the proceeds from the sale of the available-for-sale securities.
The Bank funded its asset growth in 2004 primarily through increases in its consolidated obligations. Capital stock decreased in 2005 due to changes in members’ minimum investment requirements and, to a lesser extent, the decline in advances. Capital stock increased in 2004 due primarily to purchases that were made by members to support new advances. The increase in outstanding capital stock during 2004 was offset, for financial reporting purposes, by the impact of the Bank’s adoption of Statement of Financial Accounting Standards No. 150 (see the sub-section below entitled “Capital Stock” for further discussion). As of December 31, 2004, under the provisions of this new accounting standard, $327 million of the Bank’s total outstanding capital stock of $2.82 billion was classified as a liability, resulting in a net decrease in the reported balance of the Bank’s capital stock of 6.3 percent for the year ended December 31, 2004. Stock classified as a liability is reported in the Bank’s statement of condition (and in the table below) as mandatorily redeemable capital stock.
The activity in each of the major balance sheet captions is discussed in the sections following the table.
SUMMARY OF CHANGES IN FINANCIAL CONDITION
(dollars in millions)

	December 31,
	2005		2004		2003
		Percentage		Percentage
		Increase		Increase
	Balance	(Decrease)	Balance	(Decrease)	Balance
Advances	$46,457	(1.4)%	$47,112	16.1%	$40,595
Short-term investments (federal funds sold)	7,896	194.6	2,680	(9.4)	2,957
Long-term investments (1)	9,265	(29.4)	13,129	0.2	13,103
Mortgage loans, net	542	(23.2)	706	(27.4)	972
Total assets	64,852	0.4	64,612	10.6	58,417
Consolidated obligations — bonds	46,122	(10.4)	51,452	26.5	40,679
Consolidated obligations — discount notes	11,220	58.3	7,086	(39.1)	11,627
Total consolidated obligations	57,342	(2.0)	58,538	11.9	52,306
Mandatorily redeemable capital stock	319	(2.4)	327	100.0	—
Capital stock	2,299	(7.8)	2,493	(6.3)	2,661
Retained earnings	178	584.6	26	420.0	5
Average total assets	64,933	5.1	61,760	10.5	55,903
Average capital stock	2,508	6.0	2,365	(9.8)	2,622
Average mandatorily redeemable capital stock	326	(10.9)	366	100.0	—

(1)	Includes securities classified as held-to-maturity, available-for-sale and trading.

Advances
The following table presents advances outstanding, by type of institution, as of December 31, 2005, 2004 and 2003.
ADVANCES OUTSTANDING BY BORROWER TYPE
(par value, dollars in millions)

	December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial banks	$14,361	31%	$15,593	33%	$11,832	29%
Thrift institutions	22,906	49	22,476	48	19,579	49
Credit unions	1,307	3	1,032	2	952	2
Insurance companies	213	1	237	1	232	1

Total member advances	38,787	84	39,338	84	32,595	81

Housing associates	49	—	11	—	45	—
Non-member borrowers	7,652	16	7,668	16	7,708	19

Total par value of advances	$46,488	100%	$47,017	100%	$40,348	100%

Total par value of advances outstanding to CFIs	$6,989	15%	$7,695	16%	$7,889	20%

At December 31, 2005, the carrying value of the Bank’s advances portfolio totaled $46.5 billion, compared to $47.1 billion and $40.6 billion at December 31, 2004 and 2003, respectively. The par value of advances outstanding at December 31, 2005, 2004 and 2003 was $46.5 billion, $47.0 billion and $40.3 billion, respectively.
During 2005, advances to the Bank’s ten largest borrowers increased by approximately $1.0 billion; however, a net decrease in advances to other segments of the Bank’s membership resulted in a $0.5 billion decline in the par value of total advances outstanding at December 31, 2005.
Advances growth during 2004 was attributable in large part to increased borrowing by the Bank’s ten largest borrowers. During the year ended December 31, 2004, advances to this group increased by approximately $4.5 billion. Advances also increased for all other segments of the Bank’s membership during 2004 as institutions chose, at least in part, to use Bank advances to fund a portion of their balance sheet growth.
During the years ended December 31, 2005 and 2004, demand for the Bank’s advances products remained relatively constant with variable rate and fixed rate advances comprising approximately 47 to 48 percent and 52 to 53 percent, respectively, of the advances portfolio. Within the Bank’s fixed rate product offerings, there was a slight decline in the amortizing and putable advances in favor of simple fixed rate, fixed term structures.
At December 31, 2005, advances outstanding to the Bank’s ten largest borrowers totaled $32.2 billion, representing 69.3 percent of the Bank’s total outstanding advances as of that date. The following table presents the Bank’s ten largest borrowers as of December 31, 2005.

TEN LARGEST BORROWERS AS OF DECEMBER 31, 2005
(Par value, dollars in millions)

				Percent of
Name	City	State	Advances	Total Advances
World Savings Bank, FSB Texas	Houston	TX	$11,249	24.2%
Washington Mutual Bank	Stockton	CA	7,472	16.1
Guaranty Bank	Austin	TX	6,892	14.8
Franklin Bank, SSB	Austin	TX	1,842	4.0
International Bank of Commerce	Laredo	TX	1,505	3.2
Hibernia National Bank	New Orleans	LA	1,463	3.1
Southside Bank	Tyler	TX	521	1.1
Trustmark National Bank	Jackson	MS	475	1.0
Charter Bank	Albuquerque	NM	459	1.0
Sterling Bank	Houston	TX	370	0.8

			$32,248	69.3%

As of December 31, 2004 and 2003, advances outstanding to the Bank’s ten largest borrowers comprised $31.2 billion (66.4 percent) and $26.7 billion (66.2 percent), respectively, of the total advances portfolio.
At December 31, 2005, the Bank’s second largest borrower was Washington Mutual Bank, a California-based institution with $7.5 billion of advances outstanding. On February 13, 2001, Washington Mutual Bank acquired Bank United, then the Bank’s largest stockholder and borrower, and dissolved Bank United’s Ninth District charter. Washington Mutual Bank assumed Bank United’s advances, which mature between 2006 and 2008, and in so doing became a non-member borrower. During the first quarter of 2006, Washington Mutual Bank repaid approximately $2.3 billion of advances that matured during the period. In connection with these repayments, the Bank repurchased approximately $93.2 million of Washington Mutual’s outstanding capital stock (see the sub-section below entitled “Capital Stock”). Advances to non-member borrowers may not be renewed at maturity.
The Bank believes that the loss of the advances currently held by Washington Mutual Bank will have a modestly negative economic impact on the Bank’s members. Currently, the Bank estimates that the loss of those advances from the Bank’s portfolio, accompanied by the repurchase and retirement of the capital stock held to support those advances, could reduce its return on total capital stock by approximately five to ten basis points. A larger balance of advances helps provide a critical mass of advances and capital over which to spread the Bank’s overhead, which helps maintain dividends and relatively lower advance pricing. The magnitude of the actual economic impact will depend on the size and profitability of the Bank at the time that the advances are repaid.
A similar outcome would result in the event that one or more of the Bank’s other large borrowers repays its advances and ceases to be a member of the Bank. In November 2005, Capital One Financial Corp. (domiciled in the Fourth District of the FHLBank System) acquired Hibernia National Bank (the Bank’s sixth largest borrower at December 31, 2005). Thus far, Capital One has indicated that it intends to maintain Hibernia National Bank’s Ninth District charter. While it appears that Hibernia National Bank’s membership will continue, the Bank cannot predict the impact, if any, that this or any future acquisitions will have on the Bank’s earnings.
The following table presents information regarding the composition of the Bank’s advances by remaining term to maturity as of December 31, 2005 and 2004.

COMPOSITION OF ADVANCES
(Dollars in millions)

	December 31,
	2005		2004
		Percentage		Percentage
	Balance	of Total	Balance	of Total
Fixed rate advances
Maturity less than one month	$10,515	22.6%	$8,049	17.1%
Maturity 1 month to 12 months	3,680	7.9	3,160	6.7
Maturity greater than 1 year	3,487	7.5	4,374	9.3
Fixed rate, amortizing	5,662	12.2	6,516	13.9
Fixed rate, putable	1,375	3.0	2,256	4.8

Total fixed rate advances	24,719	53.2	24,355	51.8
Floating rate advances
Maturity less than one month	837	1.8	104	0.2
Maturity 1 month to 12 months	6,641	14.3	3,812	8.1
Maturity greater than 1 year	14,291	30.7	18,746	39.9

Total floating rate advances	21,769	46.8	22,662	48.2

Total par value	$46,488	100.0%	$47,017	100.0%

The Bank is required by statute and regulation to obtain sufficient collateral from members to fully secure all advances. Due in large part to these collateral requirements, the Bank has not experienced any credit losses on advances since it was founded in 1932, nor does management currently anticipate any credit losses on advances. Accordingly, the Bank has not provided any allowance for losses on advances. The potential impact, if any, that damage related to Hurricanes Katrina and Rita might have on the Bank’s advances is discussed above in the section entitled “Potential Impact of Hurricanes Katrina and Rita.”
Investment Securities
At December 31, 2005 and 2004, the Bank’s short-term investments, which were comprised entirely of overnight federal funds sold to domestic counterparties, totaled $7.9 billion and $2.7 billion, respectively. As described above, the increase in the Bank’s short-term investments from December 31, 2004 to December 31, 2005 was due in large part to the investment of the proceeds received upon the sale of $4.1 billion (par value) of U.S. agency debentures classified as available-for-sale securities; proceeds from the sales totaled $4.5 billion. At December 31, 2005, the Bank’s long-term investment portfolio was comprised of approximately $9.0 billion of MBS and $0.3 billion of U.S. agency debentures. At December 31, 2004, the Bank’s long-term investment portfolio was comprised of $8.3 billion of MBS and $4.8 billion of U.S. agency debentures.
The Bank’s long-term investment portfolio includes securities that are classified for balance sheet purposes as either held-to-maturity, available-for-sale or trading as set forth in the following tables and as further described below.

COMPOSITION OF LONG-TERM INVESTMENT PORTFOLIO
(In millions of dollars)

	Balance Sheet Classification
	Held-to-Maturity	Available-for-Sale	Trading	Total Investments	Held-to-Maturity
December 31, 2005	(at amortized cost)	(at fair value)	(at fair value)	(at carrying value)	(at fair value)
U.S. agency debentures
U.S. government guaranteed obligations	$165	$—	$—	$165	$164
Government-sponsored enterprises	—	88	—	88	—
FHLBank consolidated obligations(1)
FHLBank of Boston (primary obligor)	—	36	—	36	—
FHLBank of San Francisco (primary obligor)	—	7	—	7	—

Total U.S. agency debentures	165	131	—	296	164

MBS portfolio
U.S. government guaranteed obligations	61	—	—	61	61
Government-sponsored enterprises	5,575	643	44	6,262	5,589
Non-agency residential MBS	1,606	—	—	1,606	1,607
Non-agency commercial MBS	791	241	—	1,032	831

Total MBS	8,033	884	44	8,961	8,088

State or local housing agency debentures	7	—	—	7	7
Other	—	—	2	2	—

Total long-term investments	$8,205	$1,015	$46	$9,266	$8,259

	Balance Sheet Classification
	Held-to-Maturity	Available-for-Sale	Trading	Total Investments	Held-to-Maturity
December 31, 2004	(at amortized cost)	(at fair value)	(at fair value)	(at carrying value)	(at fair value)

U.S. agency debentures
U.S. government guaranteed obligations	$179	$81	$—	$260	$179
Government-sponsored enterprises	—	4,488	—	4,488	—
FHLBank consolidated obligations(1)
FHLBank of Boston (primary obligor)	—	37	—	37	—
FHLBank of San Francisco (primary obligor)	—	15	—	15	—

Total U.S. agency debentures	179	4,621	—	4,800	179

MBS portfolio
U.S. government guaranteed obligations	95	—	—	95	95
Government-sponsored enterprises	5,307	905	77	6,289	5,321
Non-agency residential MBS	872	—	—	872	873
Non-agency commercial MBS	803	260	—	1,063	883

Total MBS	7,077	1,165	77	8,319	7,172

State or local housing agency debentures	8	—	—	8	8
Other	—	—	2	2	—

Total long-term investments	$7,264	$5,786	$79	$13,129	$7,359

(1) Represents consolidated obligations acquired in the secondary market for which the named FHLBank is the primary obligor, and for which each of the FHLBanks, including the Bank, is jointly and severally liable.

At December 31, 2005 and 2004, the Bank’s portfolio of U.S. agency debentures included $43 million and $52 million, respectively, of FHLBank consolidated obligations, the primary obligors of which are other FHLBanks and for which the Bank is jointly and severally liable (see Item 1 - Business). From time to time, the Bank purchases such consolidated obligations in the secondary market when the returns available on these securities meet the Bank’s investment criteria. This occurs, albeit infrequently, when net returns in the secondary market for certain consolidated obligations issued by other FHLBanks, combined with offsetting interest rate swaps that convert the consolidated obligation coupons to LIBOR floating rates, exceed the net cost of newly issued consolidated obligations likewise converted to LIBOR floating rates with interest rate swaps. The majority of the Bank’s historical investments in these securities occurred in the mid-1990s when a significant amount of consolidated obligations with complex coupons were frequently made available for purchase in the secondary market. The Bank purchased some of those securities and simultaneously entered into interest rate swaps to convert the coupons to LIBOR floating rates.
The Bank’s current holdings of consolidated obligations issued by other FHLBanks include approximately $7 million of bonds with complex coupons swapped to an average yield of three-month LIBOR plus 8 basis points, and $36 million of a fixed rate, non-callable bond swapped to a yield of three-month LIBOR minus 5 basis points. By comparison, the current net cost of newly issued swapped callable debt is approximately three-month LIBOR minus 15 to 20 basis points. Because these assets are funded by liabilities that have also been swapped to LIBOR floating rates, the primary interest rate risk that results from these investments is that the spread between the respective net floating rates on the assets and liabilities might be lost in whole or in part as some of the funding liabilities mature and are replaced with new liabilities that may have less favorable terms.
Finance Board regulations prohibit the direct placement of consolidated obligations with any FHLBank at issuance. A related Regulatory Interpretation issued by the Finance Board on March 30, 2005 clarifies that this prohibition applies equally to purchases of consolidated obligations directly from the Office of Finance or indirectly from an underwriter of FHLBank debt. All of the Bank’s purchases of consolidated obligations have been made in the secondary market. The Bank has never purchased consolidated obligations issued by another FHLBank at issuance, either directly through the Office of Finance or indirectly from an underwriter of FHLBank debt. Therefore, this prohibition does not affect the Bank’s existing investments in FHLBank consolidated obligations. The Regulatory Interpretation also notes that investing in consolidated obligations is not a core mission activity for the FHLBanks as such activities are defined by the regulations. However, neither Finance Board regulations nor related guidance currently limit the amount of the Bank’s investments in consolidated obligations, and the regulations specifically exclude obligations of other FHLBanks from the limits that otherwise apply to unsecured extensions of credit to GSEs. Because investments in consolidated obligations are neither an integral nor significant part of the Bank’s investment strategy, the Bank does not believe that this regulatory interpretation will have a material impact on either its current or future investment activities.
At December 31, 2005, all of the Bank’s holdings of privately issued (i.e., non-agency) mortgage-backed securities retained the highest investment grade rating.
During the year ended December 31, 2005, the Bank acquired $2.7 billion (par value) of long-term investments, all of which were capped LIBOR-indexed floating rate CMOs designated as held-to-maturity; during this same period, the proceeds from maturities of securities designated as held-to-maturity totaled approximately $1.7 billion. During the year ended December 31, 2004, the Bank acquired $2.1 billion (par value) of long-term investments, all of which were capped LIBOR-indexed floating rate CMOs designated as held-to-maturity; during this same year, the proceeds from maturities of securities designated as held-to-maturity totaled approximately $1.9 billion. In 2003, the Bank purchased $4.6 billion (par value) of MBS ($75 million of which had not settled as of December 31, 2003) which were designated as held-to-maturity, and $800 million (par value) of government-sponsored agency debt securities which were designated as available-for-sale. The Bank added to its portfolio of government-sponsored agency securities in 2003 as yields on these securities widened to historically attractive levels relative to the interest rate swap curve, the benchmark typically used by the Bank to assess the relative attractiveness of potential investments. All of the 2003, 2004 and 2005 additions to the long-term investment portfolio had coupons that were either indexed to LIBOR or were converted to LIBOR through the use of interest rate exchange agreements. When purchasing securities to add to its investment portfolio, the Bank generally purchases floating rate CMOs and other floating rate MBS whose coupons are indexed to LIBOR because the repricing characteristics of those securities better match the repricing characteristics of the debt that the Bank issues and then swaps into LIBOR.
During the third quarter of 2005, the Bank sold $4.1 billion (par value) of U.S. agency debentures classified as available-for-sale. Proceeds from these sales totaled $4.5 billion, resulting in net realized gains of $245.4 million. Prior to their sale, all of these available-for-sale securities had been hedged with fixed-for-floating interest rate swaps. Concurrent with the sales, the Bank terminated the associated interest rate swaps. Prior to termination, the losses associated with the interest rate swaps were already reflected in the Bank’s earnings; at the date of termination, these previously unrealized losses were realized. There were no sales of available-for-sale securities during 2004 or 2003.

As discussed in Note 2 to the annual audited financial statements and elsewhere in this registration statement, the Bank determined in August 2005 that it was necessary to restate certain of its previously issued financial statements to correct errors relating to the application of SFAS 133. Among other corrections, the Bank reversed the periodic changes in fair value attributable to the hedged risk on $1.440 billion (par value) of available-for-sale securities (specifically, U.S. agency debentures) that had previously been recognized in earnings and recorded such changes in fair value in other comprehensive income. The gains that were reclassified from earnings to other comprehensive income through March 31, 2005 and the subsequent accounting for the related interest rate swaps as stand-alone derivatives caused the Bank’s retained earnings to be negative as of June 30, 2005. In order to restore the Bank’s retained earnings to a positive balance, the Bank sold substantially all of the then remaining subject available-for-sale securities ($1.2 billion par value) in August 2005. These transactions allowed the Bank to recognize in earnings the gains on the available-for-sale securities that had become trapped (i.e., recorded) in other comprehensive income as a result of the loss of hedge accounting. The sale of these securities produced a net realized gain of $195.5 million.
In September 2005, the Bank determined that it was economically advantageous to sell an additional $2.9 billion (par value) of available-for-sale securities which, at that time, represented a substantial portion of its then remaining U.S. agency debentures. These transactions produced a net realized gain of $49.9 million.
The following table provides the par amounts and carrying values of the Bank’s MBS portfolio as of December 31, 2005 and 2004.
COMPOSITION OF MBS PORTFOLIO
(In millions of dollars)

	December 31, 2005		December 31, 2004
	Par(1)	Carrying Value	Par(1)	Carrying Value
Floating rate MBS
Floating rate CMOs
U.S. government guaranteed	$61	$61	$95	$95
Government-sponsored enterprises	5,567	5,566	5,295	5,294
AAA rated non-agency residential	1,606	1,606	872	872

Total floating rate CMOs	7,234	7,233	6,262	6,261

Interest rate swapped MBS(2)
AAA rated non-agency CMBS	233	241	240	260
Government-sponsored enterprise DUS(3)	579	592	782	825
Government-sponsored enterprise CMOs	93	95	146	157

Total swapped MBS	905	928	1,168	1,242

Total floating rate MBS	8,139	8,161	7,430	7,503

Fixed rate MBS
Government-sponsored enterprises	9	9	13	13
AAA rated non-agency CMBS(4)	791	791	803	803

Total fixed rate MBS	800	800	816	816

Total MBS	$8,939	$8,961	$8,246	$8,319

(1)	Balances represent the principal amounts of the securities.

(2)	In the interest rate swapped MBS transactions, the Bank has entered into balance guaranteed interest rate swaps in which it pays the swap counterparty the coupon payments of the underlying security in exchange for LIBOR indexed coupons.

(3)	DUS = Designated Underwriter Servicer.

(4)	The Bank match funded these CMBS with 10-year debt securities.
The Bank may purchase mortgage-backed securities issued by a shareholder or an affiliate thereof. The Bank did not purchase any mortgage-backed securities issued by shareholders or their affiliates during the years ended

December 31, 2004 or 2003. The Bank purchased from a third party $283 million of mortgage-backed securities issued by an affiliate of Washington Mutual Bank, a non-member borrower, during the year ended December 31, 2005. The Bank also held previously acquired mortgage-backed securities with a par value of $30 million that were issued by one or more entities that are now part of Citigroup, and that became affiliated with one of the Bank’s shareholders on March 31, 2005 when Citigroup’s acquisition of First American Bank became effective and First American Bank was renamed Citibank Texas. Decisions relating to the purchase of such securities are made independent of the issuer’s membership status or affiliation with the Bank.
While the MBS portfolio is dominated by floating rate securities that limit the Bank’s interest rate risk, all of the Bank’s floating rate CMOs ($7.2 billion par value) include caps that will limit increases in the floating rate coupons if short-term interest rates rise dramatically. In addition, if interest rates rise, prepayments on the underlying mortgage loans would likely decline, thus lengthening the time that the securities would remain outstanding with their coupon rates capped. As of December 31, 2005, the effective interest rate caps (the interest cap rate minus the stated spread on the coupon) embedded in the CMO floaters ranged from 6.6 percent to 15.3 percent. The largest concentration of embedded effective caps ($3.4 billion) fell within the 7.0 to 7.5 percent range. Although LIBOR rates were approximately 224 basis points below the lowest effective interest rate cap embedded in the CMO floaters as of December 31, 2005, the Bank has offset a significant amount of this potential cap risk with $3.9 billion of interest rate caps with remaining maturities ranging from 10 months to 41 months as of December 31, 2005, and strike rates of 7.0 percent ($1.2 billion notional), 7.5 percent ($1.2 billion notional) and 8.0 percent ($1.5 billion notional). If interest rates rise above these strike rates, the Bank will be entitled to receive interest payments based upon the notional amounts of the interest rate cap agreements. The Bank entered into five interest rate cap agreements during the year ended December 31, 2004. The premiums paid for these caps totaled $14.0 million. Those agreements have an aggregate notional amount of $1.2 billion, have strike rates of 7.0 percent and expire on various dates in April and May 2009. As stand-alone derivatives, the changes in the fair values of the interest rate caps are recorded in earnings with no offsetting changes in the fair values of the hedged items (i.e., the capped CMO LIBOR floaters) and therefore can be and have been a source of considerable earnings volatility. During the year ended December 31, 2005, the Bank did not enter into any new stand-alone interest rate cap agreements. In February 2006, the Bank entered into a $1.0 billion (notional) interest rate cap agreement. The premium paid for this cap was $4.1 million. The agreement has a strike rate of 7.0 percent and expires in February 2011. See further discussion of the impact of the interest rate caps in the section entitled “Results of Operations – Other Income (Loss).”
Prior to the adoption of SFAS 133, it was the Bank’s practice to designate all long-term investment securities as held-to-maturity. This designation reflected the Bank’s ability and management’s intent to hold the instruments until their contractual maturities. For interest rate risk management purposes, the Bank typically entered into interest rate exchange agreements in connection with the purchase of fixed rate investments in order to convert the fixed coupons to a floating rate. Because SFAS 133 does not allow hedge accounting treatment for fair value hedges of investment securities designated as held-to-maturity, the Bank redesignated those securities that had associated interest rate swaps from held-to-maturity to either available-for-sale or trading in conjunction with the implementation of SFAS 133 on January 1, 2001, as permitted under the standard’s transition provisions. Since January 1, 2001, the Bank has continued to enter into interest rate swaps in order to convert the coupons of newly acquired fixed rate investment securities to floating rates and has classified such securities as available-for-sale. Since January 1, 2001, the Bank has not classified any new securities as trading, other than those associated with a grantor trust that was created in October 2004 to hold assets associated with the Bank’s deferred compensation plans. As of December 31, 2005, the carrying value of assets held in the trust (and classified as trading securities) totaled approximately $1.9 million.
Excluding those assets associated with the grantor trust described above, all of the securities that the Bank has classified as available-for-sale or trading are part of specific fair value hedges that were implemented with offsetting interest rate swaps. Under SFAS 133, qualifying hedging relationships related to the Bank’s available-for-sale securities receive fair value hedge accounting treatment, while hedging relationships related to the Bank’s trading securities do not receive fair value hedge accounting treatment.
In accordance with SFAS 133, for those hedged securities that have been designated as available-for-sale and that qualify as being in a SFAS 133 fair value hedging relationship, the gain or loss (that is, the change in fair value) attributable to changes in LIBOR (the designated benchmark interest rate) is recorded as an adjustment of the carrying amount of the hedged item (i.e., the available-for-sale security) and recognized currently in earnings. Because the Bank is hedging fair value risk attributable to changes in LIBOR, periodic changes in the fair value of these securities for purposes of SFAS 133 are calculated based solely upon changes in the interest rate swap curve. The change in fair value attributable to the risk being hedged is reported in the statement of income in “net gains (losses) on derivatives and hedging activities” together with the related change in fair value of the associated interest rate exchange agreement. In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), the change in fair value of the Bank’s available-for-sale securities that is unrelated to the hedged risk is reported in other comprehensive income/loss (OCI) as a net unrealized gain (loss) on available-for-sale securities in the Bank’s statement of capital. The change in fair value of the Bank’s available-for-sale securities reported in OCI is dependent upon changes in the value of the securities unrelated to changes in LIBOR (i.e., changes in credit spreads). For those hedged available-for-sale securities that do not qualify for hedge accounting under SFAS 133, the entire change in fair value of the securities (that is, the change in fair value attributable to changes in both credit spreads and interest rates) is reported in OCI.
The Bank believes that the activity in OCI will be less volatile in the future, due to the substantial reduction in the available-for-sale securities portfolio during 2005 and, in particular, the disposition of substantially all securities for which hedge accounting was lost in connection with the Bank’s restatement. All of the Bank’s remaining available-for-sale securities are in SFAS 133 hedging relationships as of December 31, 2005. To the extent these and any newly acquired securities remain in SFAS 133 hedging relationships, the activity in OCI will reflect changes in the relationship between the yields on U.S. government-sponsored agency securities and LIBOR rates. As the instruments approach maturity or the difference between these yields decrease, the absolute value of the Bank’s accumulated OCI will decline.
For those securities that have been designated as trading, the Bank records the entire change in their fair value in the statement of income through “net gains (losses) on trading securities” in accordance with the provisions of SFAS 115. In accordance with SFAS 133, the changes in the fair values of the interest rate exchange agreements associated with the trading securities are reported in the statement of income through “net gains (losses) on derivatives and hedging activities.” As a result, while not in a SFAS 133 hedging relationship, some offset does occur for the Bank’s trading securities and their associated (designated) derivatives by virtue of the accounting prescribed by both SFAS 115 and SFAS 133. While some of its securities are classified as trading, the Bank does not engage in active or speculative trading practices.
Finance Board regulations govern the Bank’s investments in unsecured money market instruments such as overnight and term federal funds, commercial paper and bank notes. Those regulations establish limits on the amount of unsecured credit that may be extended to borrowers or to affiliated groups of borrowers, and require the Bank to base its investment limits on a counterparty’s long-term credit rating.
Mortgage Loans Held for Portfolio
The Bank began offering the MPF Program to its members in 1998 as an additional method of promoting housing finance in its five-state region. The MPF Program, which was developed by the FHLBank of Chicago, allows members to retain responsibility for managing the credit risk of the residential mortgage loans that they originate while allowing the Bank (and/or, as described below, the FHLBank of Chicago) to manage the funding, interest rate, and prepayment risk of the loans. As further described below, participating members retain a portion of the credit risk in the originated mortgage loans and, in return, receive a credit enhancement fee from the purchasing FHLBank. Participating Financial Institutions (“PFIs”), which are Bank members that have joined the MPF Program, totaled 57, 53 and 46 at December 31, 2005, 2004 and 2003, respectively.
Under its initial agreement with the FHLBank of Chicago, the Bank retained an interest (ranging from 1 percent to 49 percent) in loans that were delivered by its PFIs; a participation interest equal to the remaining interest in the loans was acquired by the FHLBank of Chicago. In December 2002, the Bank and the FHLBank of Chicago agreed to modify the terms of the Bank’s participation in the MPF Program. Under the terms of the revised agreement, the Bank receives a participation fee for mortgage loans that are delivered by Ninth District PFIs and the FHLBank of Chicago acquires a 100 percent interest in the loans. Prior to June 23, 2003, this modification applied only to those loans that were delivered under master commitments that had been entered into on or after December 5, 2002. Effective June 23, 2003, this arrangement was expanded to include loans that are delivered under master commitments that were entered into prior to December 5, 2002. Under the revised agreement, the Bank has the option to retain up to a 50 percent interest in loans that are originated by Ninth District PFIs without receiving a participation fee, provided certain conditions are met. The agreement had an initial term of 3 years; thereafter, it continues indefinitely unless terminated by either party upon 90 days’ prior notice. By not acquiring additional mortgage loans, the Bank expects to reduce its interest rate and prepayment risk. The terms of the Bank’s participation in the MPF Program are more fully described in Item 1 – Business.
During the years ended December 31, 2005, 2004 and 2003, the Bank received $385,000, $684,000 and $1,725,000 of participation fees, respectively. The amount of participation fee income that the Bank will receive in the future is dependent primarily upon the volume of loans delivered by Ninth District PFIs into the MPF Program. The volume of loans delivered by Ninth District PFIs will depend, in part, on conditions in the residential mortgage market including, but not limited to, the volume of home sales and the level of mortgage refinancing activity, as well as competition from other financial institutions that purchase residential mortgage loans.
During the years ended December 31, 2005, 2004 and 2003, the Bank’s PFIs delivered $332 million, $569 million and $1.938 billion of mortgage loans, respectively, into the MPF Program. No interest in loans was retained by the Bank during the years ended December 31, 2005 or 2004. In 2003, the Bank’s retained interest in these loans at the time of purchase aggregated $224 million. During the years ended December 31, 2005, 2004 and 2003, the FHLBank of Chicago purchased $332 million, $569 million and $1.714 billion, respectively, of loans originated by the Bank’s PFIs. At December 31, 2005 and 2004, the Bank held $542 million and $706 million, respectively, of residential mortgage loans originated under the MPF Program. As of these dates, 47 percent and 49 percent, respectively, of the outstanding balances were government insured. The Bank’s allowance for loan losses decreased from $355,000 at the end of 2004 to $294,000 at December 31, 2005, reflecting the reduced balance of the portfolio. The Bank did not have any impaired loans at December 31, 2005 or 2004.
For those loans in which the Bank has a retained interest, the Bank shares in the credit risk of the retained portion of such loans. The credit risk is shared between the Bank and the PFI by structuring the potential loss exposure into several layers. The initial layer of losses (after any private mortgage insurance coverage) on loans delivered under a master commitment is absorbed by a “first loss” account (FLA) established by the Bank. If losses extend beyond this account, they are absorbed by a second loss credit enhancement provided by the PFI, as specified in the master agreement. If the first and second loss credit enhancements are exhausted, the Bank is in a third loss position and absorbs any further losses. The size of the PFI’s second loss credit enhancement is the difference between the size of the FLA and the size of the overall amount of enhancement needed to achieve a “AA” rating from a rating agency on the Bank’s third loss position on the loans. The PFI receives from the Bank a credit enhancement fee for managing this portion of the inherent risk in the loans. This fee is paid monthly based upon the remaining unpaid principal balance. The required credit enhancement obligation amount varies depending upon the various product alternatives. During the years ended December 31, 2005, 2004 and 2003, the Bank paid credit enhancement fees totaling $419,000, $545,000 and $852,000, respectively. For certain products, the monthly credit enhancement fee may be reduced depending upon the performance of the loans comprising each master commitment. During the years ended December 31, 2005, 2004 and 2003, performance-based credit enhancement fees that were forgone and not paid to the Bank’s PFIs totaled $25,000, $32,000 and $1,000, respectively.
For a discussion of the potential impact, if any, that damage related to Hurricanes Katrina and Rita might have on the Bank’s mortgage loans held for portfolio, see the section above entitled “Potential Impact of Hurricanes Katrina and Rita.”
PFIs must comply with the requirements of the PFI agreement, MPF guides, applicable law and the terms of mortgage documents. If a PFI fails to comply with any of these requirements, it may be required to repurchase the MPF loans which are affected by that failure. The reasons that a PFI could be required to repurchase an MPF loan include, but are not limited to, the failure of the loan to meet underwriting standards, subsequent modification of the loan terms, the PFI’s failure to perfect collateral with an approved custodian, a servicing breach, fraud or other misrepresentations by the PFI. During the years ended December 31, 2005, 2004 and 2003, the principal amount of mortgage loans required to be repurchased by the Bank’s PFIs totaled $289,000, $237,000 and $1,059,000, respectively.

Given its current arrangement with the FHLBank of Chicago, the Bank expects the balance of its mortgage loan portfolio to continue to decline.
Consolidated Obligations and Deposits
At December 31, 2005, the carrying values of consolidated obligation bonds and discount notes totaled $46.1 billion and $11.2 billion, respectively. As of December 31, 2005, the par value of the Bank’s outstanding bonds was $46.6 billion and the par value of the Bank’s outstanding discount notes approximated their carrying values.
At December 31, 2004, the carrying values of consolidated obligation bonds and discount notes totaled $51.5 billion and $7.1 billion, respectively, and the par values of the Bank’s outstanding bonds and discount notes totaled $51.7 billion and $7.1 billion, respectively. The following table presents the composition of the Bank’s outstanding bonds at December 31, 2005 and 2004.

	December 31,
	2005		2004
		Percentage		Percentage
	Balance	of Total	Balance	of Total
Fixed rate, callable	$15,954	34.2%	$22,091	42.8%
Fixed rate, non-callable	13,356	28.7	16,604	32.1
Callable step-up	8,939	19.2	7,998	15.5
Single-index floating rate	7,643	16.4	4,397	8.5
Conversion	625	1.3	390	0.8
Comparative-index	80	0.2	175	0.3
Callable step-up/step-down	15	—	—	—

Total par value	$46,612	100.0%	$51,655	100.0%

Fixed rate bonds have coupons that are fixed over the life of the bond. Some fixed-rate bonds have fixed terms during which the bonds are not callable, while others contain provisions that enable the Bank to call the bonds at its option on predetermined call dates. Callable step-up bonds pay interest at increasing fixed rates for specified intervals over the life of the bond and contain provisions enabling the Bank to call the bonds at its option on predetermined dates. Single-index floating rate bonds have variable rate coupons that generally reset based on either one-month or three-month LIBOR; typically, these bonds contain caps that limit the increases in the floating rate coupons. Conversion bonds have coupons that convert from fixed to floating, or from floating to fixed, on predetermined dates. Comparative-index bonds have coupon rates determined by the difference between two or more market indices, typically the Constant Maturity Treasury rate and LIBOR. Callable step-up/step-down bonds pay interest at increasing fixed rates and then at decreasing fixed rates for specified intervals over the life of the bond and contain provisions enabling the Bank to call the bonds at its option on predetermined dates.
Consistent with its risk management philosophy, the Bank uses interest rate exchange agreements to convert many of the fixed rate consolidated obligations that it issues to floating rate instruments that periodically reset to an index such as one-month or three-month LIBOR. As has been the case for the last several years, a majority of the consolidated obligations that the Bank issued and swapped to LIBOR in 2005, 2004 and 2003 were callable bonds. Callable bonds provide the Bank with the right to redeem the instrument on predetermined call dates in the future. When interest rate swapping callable consolidated obligation bonds to LIBOR, the Bank sells an option to the interest rate swap counterparty that offsets the option the Bank owns to call the bond. If market interest rates decline, the swap counterparty will generally cancel the interest rate swap and the Bank will then typically call the consolidated obligation bond. Conversely, if market interest rates increase, the swap counterparty generally elects to keep the interest rate swap outstanding and the Bank will then elect not to call the consolidated obligation bond.
With the continued low and generally declining market interest rates in 2003 and early 2004, the Bank’s swap counterparties cancelled a significant number of interest rate swaps and, in turn, the Bank called a significant amount of its callable bonds and replaced a large portion of them with new callable bonds. These transactions produced no realized gain or loss for the Bank. Other FHLBanks and the government-sponsored mortgage agencies experienced similar call activity during this time frame. During that same period, investor preferences resulted in the Bank issuing relatively larger volumes of callable bonds with relatively shorter lockout and maturity dates than those issued in prior periods. The combination of declining market interest rates and investor preferences resulted in the process of calling debt and replacing the called debt with new callable debt repeating itself multiple times.
These conditions resulted in the Bank issuing $43.6 billion of callable bonds in 2003, although its year-end balances of callable bonds only increased by $6.8 billion, from $18.0 billion at December 31, 2002 to $24.8 billion at year-end 2003. Beginning in April 2004, as market interest rates began to increase, the volume of debt being called by the Bank decreased, and the volume of new consolidated obligation bonds issued by the Bank declined in turn. The Bank issued $22.0 billion of callable bonds during 2004 and $8.7 billion of callable bonds during 2005.
As shorter term interest rates continued to rise during 2005, the volume of debt being called by the Bank continued to be modest, investors’ demand for fixed rate callable debt remained subdued, and members shifted a portion of their borrowing to shorter term instruments. Under these conditions, the Bank shifted approximately $4.0 billion of consolidated obligation liabilities from bonds to discount notes.
The marginal cost of the Bank’s primary funding structure (callable consolidated obligation bonds converted to a LIBOR floating rate through callable interest rate swaps) deteriorated approximately 13 basis points relative to the LIBOR benchmark between the end of 2000, when interest rates began to fall, and April 2004, when rates began to rise. Beginning in April 2004, the Bank’s marginal funding cost for callable debt improved by approximately 5 basis points to a level about 2.5 basis points more expensive than at December 31, 2003. As the Bank’s marginal cost of funds has improved, however, the volume of debt being called and replaced has also declined, so it will take some period of time before this improvement in the Bank’s marginal cost of funds has a significant impact on the Bank’s overall average cost of funds. In the future, the cost of debt raised in this manner will depend on several factors, including the direction and level of market interest rates, competition from other issuers of government-sponsored agency debt, changes in the investment preferences of potential buyers of government-sponsored agency debt securities, and technical market factors.
During 2004, the Bank’s bond spreads improved by approximately 6 to 14 basis points and 1 to 8 basis points relative to same maturity U.S. treasury securities and interest rate swaps, respectively. As market rates increased during 2004 and 2005, the housing GSEs’ debt issuance declined, which, when combined with steady demand, led to debt spreads tightening relative to U.S. treasury securities and interest rate swaps.
Demand, overnight, and term deposits were $3.8 billion, $2.0 billion and $2.1 billion at December 31, 2005, 2004 and 2003, respectively. The Bank introduced its deposit auction program in 2001. Under this program, deposits with varying maturities and terms are offered for competitive bid at periodic auctions. The deposit auction program offers the Bank’s members an alternative way to invest their excess liquidity at competitive rates of return, while providing an alternative source of funds for the Bank. The size of the Bank’s deposit base varies as market factors change, including the attractiveness of the Bank’s deposit pricing relative to the rates available on alternative money market instruments, members’ investment preferences with respect to the maturity of their investments, and member liquidity.
Capital Stock
The Bank’s outstanding capital stock decreased from $2.5 billion at December 31, 2004 to $2.3 billion at December 31, 2005, while its average outstanding capital stock increased from $2.4 billion for the year ended December 31, 2004 to $2.5 billion for the year ended December 31, 2005. The year-to-year increase in average outstanding capital stock was attributable primarily to higher balances of stock that were used to support larger advances balances earlier in 2005, while the decrease in capital stock balances between year-end 2004 and 2005 was attributable to a reduction in members’ required investment in the Bank that was implemented in late 2005.
On September 29, 2005, the Bank’s Board of Directors approved several changes to members’ required investment in the Bank which, by design, reduced the Bank’s outstanding capital stock from and after November 30, 2005. As described in Item 11 – Description of Registrant’s Securities to be Registered, members are required to maintain an investment in Class B stock equal to the sum of a membership investment requirement and an activity-based investment requirement. Effective November 1, 2005, the membership investment requirement was reduced from 0.14 percent to 0.09 percent of each member’s total assets as of June 30, 2005 (and as of each December 31 thereafter), subject to a minimum of $1,000 and a maximum of $25,000,000. Concurrently, the activity-based investment requirement was reduced from 4.25 percent to 4.10 percent of outstanding advances, plus 4.10 percent of the outstanding principal balance of any MPF loans that were delivered pursuant to master commitments executed after September 2, 2003 and retained on the Bank’s balance sheet (of which there are none).
On February 23, 2006, the Bank’s Board of Directors approved an additional reduction in the membership investment requirement from 0.09 percent to 0.08 percent of members’ total assets as of December 31, 2005 (and each December 31 thereafter). This change became effective on April 14, 2006.
Although shareholders’ investment in the Bank’s capital stock increased by $158.8 million during the year ended December 31, 2004, the amount of capital stock classified as equity for financial reporting purposes decreased from $2.7 billion at December 31, 2003 to $2.5 billion at December 31, 2004. Similarly, average capital stock outstanding decreased from $2.6 billion for the year ended December 31, 2003 to $2.4 billion for the year ended December 31, 2004. The decline in the reported amount of outstanding capital stock was attributable to the Bank’s adoption of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) as of January 1, 2004. SFAS 150 establishes standards for how issuers classify and measure certain financial instruments with characteristics of both liabilities and equity. Among other things, it requires issuers to classify as liabilities certain financial instruments that embody obligations for the issuer (hereinafter referred to as “mandatorily redeemable financial instruments”). Under the provisions of SFAS 150, the Bank reclassifies shares of capital stock from the capital section to the liability section of its balance sheet at the point in time when a member exercises a written redemption right, gives notice of its intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock then meet the SFAS 150 definition of a mandatorily redeemable financial instrument. Shares of capital stock meeting this definition are reclassified to liabilities at fair value. Following reclassification of the stock, any dividends paid or accrued on such shares are recorded as interest expense in the statement of income.
On January 1, 2004, the Bank reclassified $394.7 million of its outstanding capital stock to “mandatorily redeemable capital stock” in the liability section of the statement of condition. Mandatorily redeemable capital stock outstanding at December 31, 2005 and 2004 was $319.3 million and $327.1 million, respectively. For the years ended December 31, 2005 and 2004, average mandatorily redeemable capital stock was $326.2 million and $365.9 million, respectively.
Since January 1, 2004, the majority of the mandatorily redeemable capital stock outstanding has been held by Washington Mutual Bank, a non-member borrower as described in the “Advances” section above. The following table presents mandatorily redeemable capital stock outstanding, by reason for classification as a liability, as of December 31, 2005, December 31, 2004 and January 1, 2004.
HOLDINGS OF MANDATORILY REDEEMABLE CAPITAL STOCK
(dollars in thousands)

	December 31, 2005		December 31, 2004		January 1, 2004
	Number of		Number of		Number of
Capital Stock Status	Institutions	Amount	Institutions	Amount	Institutions	Amount
Held by Washington Mutual Bank	1	$309,486	1	$319,502	1	$386,382
Subject to withdrawal notice	3	759	2	147	2	168
Held by non-member borrowers	6	8,250	4	7,295	5	8,186
Held by non-member acquirers	1	840	2	177	—	—

Total	11	$319,335	9	$327,121	8	$394,736

Although mandatorily redeemable capital stock is excluded from capital (equity) for financial reporting purposes, such stock is considered capital for regulatory purposes (see the section entitled “Risk-Based Capital Rules and Other Capital Requirements” for further information). Total outstanding capital stock for regulatory purposes (i.e., capital stock classified as equity for financial reporting purposes plus mandatorily redeemable capital stock) decreased from $2.8 billion at the end of 2004 to $2.6 billion at December 31, 2005.

At December 31, 2005, the Bank’s ten largest stockholders held $1.5 billion of capital stock (including mandatorily redeemable capital stock), which represented 57.3 percent of the Bank’s total outstanding capital stock (including mandatorily redeemable capital stock) as of that date. The following table presents the Bank’s ten largest stockholders as of December 31, 2005.
TEN LARGEST STOCKHOLDERS AS OF DECEMBER 31, 2005
(Dollars in thousands)

				Percent of
			Capital	Total
Name	City	State	Stock	Capital Stock
World Savings Bank, FSB Texas	Houston	TX	$540,981	20.7%
Washington Mutual Bank	Stockton	CA	309,486	11.8
Guaranty Bank	Austin	TX	299,698	11.4
International Bank of Commerce	Laredo	TX	85,867	3.3
Hibernia National Bank	New Orleans	LA	81,205	3.1
Franklin Bank, SSB	Austin	TX	80,269	3.1
Trustmark National Bank	Jackson	MS	29,222	1.1
Southside Bank	Tyler	TX	28,729	1.1
Charter Bank	Santa Fe	NM	22,439	0.9
Arvest Bank	Rogers	AR	21,651	0.8

			$1,499,547	57.3%

For a discussion of the status of Washington Mutual Bank, a non-member borrower, see the sub-section above entitled “Advances.” As of December 31, 2005, all of the stock held by Washington Mutual Bank was classified as mandatorily redeemable capital stock (liability) in the statement of condition. The stock held by the other nine institutions shown in the table above was classified as capital in the statement of condition at December 31, 2005.
As described in Item 1 – Business and Item 11 – Description of Registrant’s Securities to be Registered, the Bank converted to its new capital structure on September 2, 2003. The conversion was considered a capital transaction and was accounted for at par value. Pursuant to the provisions of the Bank’s capital plan, 14 shareholders elected to opt out of the capital conversion and withdrew from membership in the Bank. In connection with these withdrawals, the Bank redeemed $43 million of capital stock.
Following the implementation of its new capital structure, the Bank established a policy under which it periodically repurchases a portion of members’ excess capital stock. The portion of members’ excess capital stock subject to repurchase is known as surplus stock. Under the policy, the Bank generally repurchases surplus stock on the last business day of the month following the end of each calendar quarter (e.g., January 31, April 30, July 31 and October 31). Since the implementation of the Bank’s new capital structure, surplus stock has been defined as the amount of stock held by a member in excess of 120 percent of the member’s minimum investment requirement. Concurrent with the changes to members’ minimum investment requirements described above, the Bank’s Board of Directors also revised the Bank’s policies regarding periodic repurchases of members’ surplus stock. Beginning with the repurchase that occurred on January 31, 2006, surplus stock is defined as stock in excess of 115 percent of the member’s minimum investment requirement. Consistent with past practice, a member’s surplus stock will not be repurchased if the amount of surplus stock is $250,000 or less. Due to the changes affecting members’ investment requirements, the Bank delayed the repurchase which would have normally occurred on October 31, 2005 until November 30, 2005. From time to time, the Bank may further modify the definition of surplus stock or the timing and/or frequency of surplus stock repurchases. As these repurchases are made at the sole discretion of the Bank, the shares underlying such repurchases do not meet the definition of mandatorily redeemable financial instruments under the provisions of SFAS 150 and, accordingly, are classified as equity until redeemed by the Bank. The following table sets forth the repurchases of surplus stock which have occurred since the policy was adopted.

The significant increase in the number of shares repurchased on November 30, 2005 was attributable to the reduction in the membership and activity-based investment requirements discussed above.
REPURCHASES OF SURPLUS STOCK
(dollars in thousands)

	Shares	Amount of
Date of Repurchase by the Bank	Repurchased	Repurchase
October 31, 2003	1,550,581	$155,058
January 30, 2004	989,662	98,966
April 30, 2004	1,013,226	101,323
July 30, 2004	457,943	45,794
October 29, 2004	762,076	76,208
January 31, 2005	615,938	61,594
April 30, 2005	682,754	68,275
July 29, 2005	576,874	57,687
November 30, 2005	2,792,806	279,281
January 31, 2006	1,045,478	104,548
Upon implementation of its new capital plan, the Bank became subject to the Finance Board’s new risk-based capital rules and other capital requirements. These rules and requirements are discussed below in the section entitled “Risk-Based Capital Rules and Other Capital Requirements.”
Retained Earnings and Dividends
During the year ended December 31, 2005, the Bank’s retained earnings increased by $152.6 million, from $25.9 million to $178.5 million. During 2005, the Bank paid dividends on capital stock totaling $89.8 million, which equated to a weighted average dividend rate (for financial reporting purposes) of 3.58 percent. The Bank’s weighted average dividend rate exceeded the average effective federal funds rate for the year ended December 31, 2005 by 36 basis points. In comparison, the Bank’s weighted average dividend rates for 2004 and 2003 were 1.86 percent and 2.24 percent, respectively. These dividend rates, reflecting dividends of $44.0 million and $58.7 million, respectively, exceeded the average effective federal funds rate for those years by 51 basis points and 111 basis points, respectively. For purposes of deriving the average rates for the years ended December 31, 2005 and 2004, mandatorily redeemable capital stock and dividends thereon (totaling $11.7 million and $6.6 million, respectively) were excluded from the calculations as they are treated as liabilities and interest expense, respectively, for financial reporting purposes. However, the Bank pays dividends on all outstanding capital stock at the same rate regardless of the accounting classification of the stock.
On June 23, 2004, the Finance Board adopted regulations requiring each FHLBank to file a registration statement under the provisions of Section 12(g) of the Securities Exchange Act of 1934 and to ensure that its registration statement was declared effective by the SEC no later than August 29, 2005. The Bank filed its initial registration statement with the SEC on June 30, 2005. As discussed above, the Bank determined in the third quarter of 2005 that it was necessary to restate its previously issued financial statements for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002 and 2001. As a result of the need to restate its financial statements for these periods, the Bank withdrew its registration statement on August 22, 2005, before it was to become effective on August 29, 2005. On August 23, 2005, the Finance Board issued guidance stating that FHLBanks that are not yet registered with the SEC may not declare a dividend without prior approval from the Finance Board’s Office of Supervision. The Bank received approval from the Finance Board’s Office of Supervision to pay its regular quarterly dividends on September 30, 2005, December 30, 2005 and March 31, 2006. Until its registration with the SEC becomes effective, the Bank will be required to obtain approval from the Finance Board’s Office of Supervision before declaring any future dividends.
The Bank is permitted by regulation to pay dividends only from previously retained earnings or current net earnings. Additional restrictions regarding the payment of dividends are discussed in Item 1 – Business and Item 11 –

Description of Registrant’s Securities to be Registered. Currently, dividends may be paid in the form of cash or capital stock as authorized by the Bank’s Board of Directors. Because the Bank’s returns (exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133) generally track short-term interest rates, the Bank has had a long-standing practice of benchmarking the dividend rate that it pays on capital stock to the average effective federal funds rate.
As discussed in Item 1 – Business, in August 2003, the Finance Board encouraged all 12 FHLBanks to establish retained earnings targets and to specify the priority for increasing retained earnings relative to paying dividends. The Bank’s retained earnings policy is designed to build retained earnings over a number of years in order to protect the par value of members’ capital stock investment from potential economic losses and fluctuations in earnings caused by SFAS 133 accounting requirements or other factors. The Bank’s current retained earnings targets call for the Bank to have a retained earnings balance of $162 million by the end of 2006, rising to $172 million by the end of 2008 and thereafter increasing about $15 million per year for the next eight years. Because the Bank retained a substantial portion of the net realized gains from the sale of certain investment securities during the third quarter of 2005 (as discussed above), the Bank’s December 31, 2005 retained earnings balance of $178.5 million already exceeds the target balances for the end of 2006, 2007 and 2008. Notwithstanding this fact, the Bank may elect to retain a portion of its earnings in order to build its retained earnings balance toward its long term targets more quickly. With certain exceptions, the Bank’s policy calls for the Bank to retain earnings in line with its targets prior to determining the amount of funds available to pay dividends.
Taking into consideration its retained earnings targets, as well as current earnings expectations and anticipated market conditions, the Bank currently expects to pay dividends in 2006 at approximately 0 to 25 basis points above the average effective federal funds rate for the year. Consistent with its long-standing practice, the Bank expects to pay these dividends in the form of capital stock. When dividends are paid, capital stock is issued in full shares and any fractional shares are paid in cash. Stock dividends paid on capital stock that is classified as equity are reported as an issuance of capital stock. Effective January 1, 2004, stock dividends paid on capital stock that is classified as mandatorily redeemable capital stock are reported as either an issuance of capital stock or as an increase in the mandatorily redeemable capital stock liability depending upon the event that caused the stock on which the dividend is being paid to be classified as a liability. Stock dividends paid on stock subject to a written redemption notice are reported as an issuance of capital stock as such dividends are not covered by the original redemption notice. Stock dividends paid on stock that is subject to a withdrawal notice (or its equivalent) are reported as an increase in the mandatorily redeemable capital stock liability. Since January 1, 2004, the Bank has not received any stock redemption notices.
On March 15, 2006, the Finance Board published for comment a proposed regulation that would, among other things, establish a minimum retained earnings requirement for each FHLBank and impose new restrictions on the amount, timing and form of dividends that FHLBanks could pay to their shareholders. For additional discussion of the proposed regulation, see the section above entitled “Proposed Regulatory Changes.”
Results of Operations
Net Income
Net income for 2005, 2004 and 2003 was $242.4 million, $64.7 million and $113.0 million, respectively. The Bank’s net income for 2005 represented a return on average capital stock (ROCS) of 9.66 percent, which was 644 basis points above the average effective federal funds rate for the year. In comparison, the Bank’s ROCS was 2.73 percent in 2004 and 4.31 percent in 2003; these rates of return exceeded the average effective federal funds rate for those years by 138 basis points and 318 basis points, respectively. To derive the Bank’s ROCS, net income is divided by average capital stock outstanding excluding stock that is classified as a liability under the provisions of SFAS 150.
While the Bank is exempt from all Federal, State and local taxation (except for real property taxes), it is obligated to set aside amounts for its AHP and to make quarterly payments to REFCORP. Assessments for AHP and REFCORP, which are more fully described below, equate to a minimum 26.5 percent effective income tax rate for the Bank. Because interest expense on mandatorily redeemable capital stock is not deductible for purposes of computing the Bank’s AHP assessment, the effective rate may exceed 26.5 percent in any period after 2003. In

2005 and 2004, the effective rates were 26.8 percent and 27.1 percent, respectively. In 2005, 2004 and 2003, the combined AHP and REFCORP assessments were $88.5 million, $24.1 million and $40.8 million, respectively.
Cumulative Effect of Change in Accounting Principle
Effective January 1, 2005, the Bank changed its method of accounting for the amortization and accretion of mortgage loan premiums and discounts under SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” Previously, amortization and accretion of premiums and discounts associated with the Bank’s mortgage loans held for portfolio were computed using the retrospective method. Under this method, the income effects of premiums and discounts were recognized using the interest method over the estimated lives of the assets, which required a retrospective adjustment of the effective yield each time the Bank changed its estimate of the loan life, based on actual prepayments received and changes in expected future prepayments. Under the retrospective method, the net investment in the loans was adjusted as if the new estimate had been known since the original acquisition of the assets. In 2005, the Bank began amortizing premiums and accreting discounts using the contractual method. The contractual method uses the cash flows required by the loan contracts, as adjusted for any actual prepayments, to apply the interest method. Under the new method, future prepayments of principal are not anticipated. While both methods are acceptable under generally accepted accounting principles, the Bank believes that the contractual method is preferable to the retrospective method because, under the contractual method, the income effects of premiums and discounts are recognized in a manner that is reflective of the actual behavior of the mortgage loans during the period in which the behavior occurs while also reflecting the contractual terms of the assets without regard to changes in estimated prepayments based upon assumptions about future borrower behavior.
     As a result of the change in method of amortizing premiums and accreting discounts on mortgage loans, the Bank recorded a cumulative effect of a change in accounting principle effective January 1, 2005. Net of assessments, this change increased net income for the year ended December 31, 2005 by $908,000.
     If the contractual method had been used to amortize premiums and accrete discounts in prior years, the Bank’s net income would not have been materially different from the reported amounts.
Income Before Assessments
During 2005, 2004 and 2003, the Bank’s income before assessments was $330.0 million, $88.8 million and $153.8 million, respectively. The $241.2 million increase in income before assessments for 2005 as compared to 2004 was attributable primarily to gains on the sale of available-for-sale securities totaling $245.4 million.
The $65.0 million decrease in income before assessments for 2004 compared to 2003 was attributable primarily to a $68.1 million negative change in the fair value adjustments relating to the Bank’s freestanding interest rate swaps (a $16.5 million unrealized loss in 2004 versus a $51.6 million unrealized gain in 2003), larger fair value losses on the Bank’s freestanding interest rate cap and floor agreements ($11.8 million), and higher salaries and benefits ($1.9 million) and other operating expenses ($3.2 million). These unfavorable year-to-year changes were partially offset by a $10.5 million increase in net interest income, a $3.7 million reduction in realized losses in the form of net interest payments on interest rate swap agreements in economic hedging relationships and an improvement in SFAS 133 fair value hedge ineffectiveness ($5.5 million).
Substantially all of the fair value gains and losses on the Bank’s freestanding interest rate swaps (i.e., one-sided marks) were related to certain of the hedging relationships discussed above in the section entitled “Restatement of Previously Issued Financial Statements.”
The components of income before assessments (net interest income, other income (loss) and other expenses) are discussed in more detail in the following sections.

Net Interest Income
In 2005, 2004 and 2003, the Bank’s net interest income was $222.6 million, $220.8 million and $210.2 million, respectively, and its net interest margin (based on these results) was 34 basis points, 36 basis points and 37 basis points, respectively. Net interest margin, or net interest income as a percent of average earning assets, is a function of net interest spread and the rates of return on assets funded by the investment of the Bank’s capital. Net interest spread is the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Net interest income, net interest margin and net interest spread are impacted positively or negatively, as the case may be, by the inclusion or exclusion of net interest income/expense associated with the Bank’s interest rate exchange agreements. To the extent such agreements qualify for SFAS 133 fair value hedge accounting, the net interest income/expense associated with the agreements is included in net interest income and the calculations of net interest margin and net interest spread. Conversely, if such agreements do not qualify for SFAS 133 fair value hedge accounting (“economic hedges”), the net interest income/expense associated with the agreements is excluded from net interest income and the calculations of the Bank’s net interest margin and net interest spread.
The following table presents average balance sheet amounts together with the total dollar amounts of interest income and expense and the weighted average interest rates of major earning asset categories and the funding sources for those earning assets for 2005, 2004 and 2003.

YIELD AND SPREAD ANALYSIS
(Dollars in millions)

	2005			2004			2003
		Interest			Interest			Interest
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate(a)	Balance	Expense	Rate(a)	Balance	Expense	Rate(a)
Assets
Interest-bearing deposits	$459	$14	3.15%	$465	$7	1.47%	$542	$6	1.16%
Federal funds sold	3,867	132	3.41%	2,371	33	1.37%	2,828	32	1.14%
Investments
Trading (b)	62	6	9.75%	102	12	11.69%	242	24	9.89%
Available-for-sale (c)	4,068	153	3.75%	5,710	155	2.71%	5,479	139	2.53%
Held-to-maturity	7,752	308	3.97%	7,132	171	2.39%	6,411	147	2.29%
Advances (c)(d)	47,617	1,645	3.45%	44,604	875	1.96%	38,496	736	1.91%
Mortgage loans held for portfolio	622	34	5.54%	827	47	5.69%	1,225	72	5.87%

Total earning assets	64,447	2,292	3.56%	61,211	1,300	2.12%	55,223	1,156	2.09%
Cash and due from banks	62			134			170
Other assets	287			281			379

Total assets	$64,796	2,292	3.54%	$61,626	1,300	2.11%	$55,772	1,156	2.07%

Liabilities and Capital
Interest-bearing deposits	$2,118	70	3.30%	$2,194	29	1.31%	$2,709	29	1.07%
Consolidated obligations
Bonds (c)	50,382	1,717	3.41%	46,931	924	1.97%	38,901	794	2.04%
Discount notes (c)	8,237	271	3.29%	8,547	119	1.40%	10,349	123	1.19%
Mandatorily redeemable capital stock and other borrowings	330	12	3.58%	375	7	1.81%	—	—	—

Total interest-bearing liabilities	61,067	2,070	3.39%	58,047	1,079	1.86%	51,959	946	1.82%
Other liabilities	1,142			1,178			1,224

Total liabilities	62,209	2,070	3.33%	59,225	1,079	1.82%	53,183	946	1.78%

Total capital	2,587			2,401			2,589

Total liabilities and capital	$64,796		3.20%	$61,626		1.75%	$55,772		1.70%

Net interest income		$222			$221			$210

Net interest margin			0.34%			0.36%			0.37%
Net interest spread			0.17%			0.26%			0.27%

Impact of non-interest bearing funds			0.17%			0.10%			0.10%

(a)	Amounts used to calculate average rates are based on numbers in the thousands. Accordingly, recalculations based upon the disclosed amounts (millions) may not produce the same results.

(b)	Interest income and average rates exclude the effect of associated interest rate exchange agreements as the net interest expense associated with such agreements is recorded in other income (loss) in the statements of income and therefore excluded from the Yield and Spread Analysis. Net interest expense on derivatives related to trading securities was $4.5 million, $10.8 million and $21.6 million during the years ended December 31, 2005, 2004 and 2003, respectively.

(c)	Interest income/expense and average rates include the effect of associated interest rate exchange agreements to the extent such agreements qualify for SFAS 133 fair value hedge accounting. If the agreements do not qualify for hedge accounting, the net interest income/expense associated with such agreements is recorded in other income (loss) in the statements of income and therefore excluded from the Yield and Spread Analysis. Net interest expense on derivatives related to available-for-sale securities that did not qualify for hedge accounting was $26.7 million, $61.7 million and $68.5 million during the years ended December 31, 2005, 2004 and 2003, respectively. For these same periods, net interest income on derivatives related to consolidated obligation bonds that did not qualify for hedge accounting was $3.4 million, $8.8 million and $24.4 million, respectively. Net interest income (expense) on derivatives related to consolidated obligation discount notes that did not qualify for hedge accounting was ($0.7 million), $1.4 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Average balances for available-for-sale securities are calculated based upon amortized cost.

(d)	Interest income and average rates include prepayment fees on advances.
The average effective federal funds rate increased from 1.35 percent for the year ended December 31, 2004 to 3.22 percent for the year ended December 31, 2005. Due to rising short-term interest rates in 2005, the contribution of the Bank’s invested capital to the net interest margin (the impact of non-interest bearing funds) increased from 10 basis points in 2004 to 17 basis points in 2005.
Despite the increase in interest rates and the $3.2 billion increase in the Bank’s total average assets from 2004 to 2005, the Bank’s net interest income for 2005 of $222.6 million was only slightly higher than its net interest income of $220.8 million for 2004. This was primarily due to a decline in the Bank’s net interest spread from 26 basis points during 2004 to 17 basis points during 2005. The decrease in net interest spread was due primarily to the following factors.
First, as discussed previously, the Bank reports realized gains and losses in the form of net interest payments on derivative instruments used to hedge interest-earning assets and interest-bearing liabilities as part of net interest income when the hedging relationships qualify for hedge accounting under SFAS 133. Conversely, net interest payments on derivatives used in economic hedges are reported in “net gains (losses) on derivatives and hedging activities” together with the unrealized changes in fair value of the derivatives. During 2004 and the first nine months of 2005, the Bank held approximately $1.4 billion of fixed rate available-for-sale securities that were in economic hedging relationships and funded by floating rate debt. The increase in interest expense on the floating rate debt (which resulted in a decrease of approximately 6 basis points in the Bank’s net interest spread) was substantially offset by a $35.0 million reduction of net interest expense on the derivatives associated with the available-for-sale securities, which is recorded in other income (loss) and therefore excluded from the net interest spread calculation.
Second, the net spread earned on approximately $750 million of fixed rate assets funded with floating rate debt declined by about 187 basis points due to the increase in short-term interest rates.
Third, during the year ended December 31, 2005, the Bank issued a large volume of consolidated obligation bonds swapped to three-month LIBOR to replace approximately $13 billion of similarly swapped debt which matured at the end of April 2005 and to match debt maturities with Washington Mutual’s anticipated repayment of maturing advances in 2006. During a portion of 2005, this three-month LIBOR floating rate debt replaced one-month discount notes that would have had lower absolute rates.
Fourth, as discussed previously, the Bank’s balance sheet participation in the MPF program has been declining since 2003. As a result, the Bank held a smaller balance of relatively higher yielding fixed rate mortgage loans during 2005 as compared to 2004.
Despite rising interest rates in 2004, the contribution of the Bank’s invested capital to the net interest margin remained flat as compared to 2003 due primarily to the effects associated with the adoption of SFAS 150 (see the section entitled “Financial Condition – Capital Stock”). Under the provisions of SFAS 150, $6.6 million of dividends on mandatorily redeemable capital stock were classified as interest expense in 2004, resulting in a one basis point reduction in net interest margin.
The Bank’s net interest spread decreased from 27 basis points in 2003 to 26 basis points in 2004. As previously discussed, the Bank’s balance sheet participation in the MPF program declined during 2004, resulting in a decrease in higher-yielding mortgage loans as a percentage of total interest-earning assets. In addition, prepayment fees on advances decreased from approximately $10.5 million in 2003 to $7.4 million in 2004, while the average outstanding balance of advances grew significantly. Finance Board regulations require the Bank to charge a prepayment fee on any advance with a maturity or repricing period greater than six months. Members may prepay such advances by paying a prepayment fee to the Bank that makes the Bank financially indifferent to the prepayment of the advance (for these advances, prepayment is not permitted during the first six months of the term). Members elect to prepay advances for a variety of reasons including, but not limited to, their individual balance sheet management activities, and, as a result, the Bank is unable to predict when, and to what extent, members will prepay advances.
Changes in both volume and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between 2005 and 2004 and between 2004 and 2003. Changes in interest income and interest expense that cannot be attributed to either volume or rate have been allocated to the volume and rate categories based upon the proportion of the absolute value of the volume and rate changes.
RATE AND VOLUME ANALYSIS
(In millions of dollars)

	2005 vs. 2004			2004 vs. 2003
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Interest-bearing deposits	$(1)	$8	$7	$(1)	$2	$1
Federal funds sold	30	69	99	(5)	6	1
Investments
Trading	(4)	(2)	(6)	(16)	4	(12)
Available-for-sale	(52)	50	(2)	6	10	16
Held-to-maturity	16	121	137	17	7	24
Advances	63	707	770	119	20	139
Mortgage loans held for portfolio	(12)	(1)	(13)	(23)	(2)	(25)

Total interest income	40	952	992	97	47	144

Interest expense:
Interest-bearing deposits	(1)	42	41	(6)	6	—
Consolidated obligations:
Bonds	72	721	793	159	(29)	130
Discount notes	(4)	156	152	(24)	20	(4)
Mandatorily redeemable capital stock and other borrowings	(1)	6	5	7	—	7

Total interest expense	66	925	991	136	(3)	133

Changes in net interest income	$(26)	$27	$1	$(39)	$50	$11

As previously discussed, the Bank reports income/expense from its trading securities and certain of its available-for-sale securities and consolidated obligations in interest income/expense without the offsetting effects of the associated interest rate swaps. In 2005, 2004 and 2003, the net interest expense associated with economic hedge derivatives related to trading securities was $4.5 million, $10.8 million and $21.6 million, respectively, while the net interest expense associated with economic hedge derivatives related to available-for-sale securities was $26.7 million, $61.7 million and $68.5 million, respectively. For these same periods, the net interest income associated with economic hedge derivatives related to consolidated obligations was $2.7 million, $10.2 million and $24.7 million, respectively. The changes in interest income on trading and available-for-sale securities and the changes in interest expense on consolidated obligations reflected in the foregoing Yield and Spread and Rate and Volume Analyses have been offset to varying degrees by changes in the net interest income/expense on the associated interest rate exchange agreements recorded in other income (loss). Because the Bank has synthetically converted the instruments’ cash flows through interest rate swap agreements, management considers the effects of the associated interest rate exchange agreements when evaluating changes in the Bank’s net interest income across different time periods and in relation to the movement in short-term interest rates. When combined with the associated interest rate exchange agreements, the average rates earned on the trading and available-for-sale securities are substantially lower than the rates shown in the Yield and Spread Analysis while the average rates paid on the consolidated obligations are somewhat lower than the rates shown in the Yield and Spread Analysis. Further, when the effects of these interest rate exchange agreements are considered, the Bank’s net interest margin and net interest spread are significantly lower than the rates shown in the Yield and Spread Analysis. While significant, the effects of the interest rate exchange agreements on the Bank’s net interest margin and net interest spread were smaller in 2005 than in 2004 and 2003 as many of the Bank’s economic hedge derivatives had either expired or been terminated.
Other Income (Loss)
The following table presents the various components of other income (loss) for the years ended December 31, 2005, 2004 and 2003.

OTHER INCOME (LOSS)
(In thousands of dollars)

	2005	2004	2003
Net loss on trading securities	$(4,442)	$(7,860)	$(12,727)
Gains on economic hedge derivatives related to trading securities	4,585	8,126	13,377

Hedge ineffectiveness on trading securities	143	266	650

Net interest expense associated with economic hedge derivatives related to trading securities	(4,458)	(10,777)	(21,602)
Net interest expense associated with economic hedge derivatives related to available-for-sale securities	(26,698)	(61,742)	(68,458)
Net interest income associated with economic hedge derivatives related to consolidated obligations	2,688	10,217	24,656
Net interest income associated with stand-alone economic hedge derivatives (basis swaps)	128	390	—
Net interest expense associated with economic hedge derivatives related to advances	(86)	(37)	(257)

Total net interest expense associated with economic hedge derivatives	(28,426)	(61,949)	(65,661)

Losses related to stand-alone economic hedge derivatives (caps and floors)	(3,428)	(16,560)	(4,745)
Losses related to other stand-alone derivatives (basis swaps)	(67)	(48)	—
Gains (losses) related to other economic hedge derivatives (advance / AFS(1)/ CO(2) swaps)	(61,728)	(16,543)	51,642

Total fair value gains (losses) related to economic hedge derivatives	(65,223)	(33,151)	46,897

Gains (losses) related to SFAS 133 fair value hedge ineffectiveness
Net gain on advances and associated hedges	1,313	822	1,780
Net loss on debt and associated hedges	(6,882)	(2,437)	(9,331)
Net gain (loss) on AFS(1) securities and associated hedges	3,346	(2,090)	(2,184)

Total SFAS 133 fair value hedge ineffectiveness	(2,223)	(3,705)	(9,735)

Gains on early extinguishment of debt	2,475	857	—
Net realized gains on sales of AFS(1) securities	245,395	—	—
Service fees	2,841	2,470	2,137
Other, net	2,603	2,526	3,085

Total other	253,314	5,853	5,222

Total other income (loss)	$157,585	$(92,686)	$(22,627)

(1)	Available-for-sale

(2)	Consolidated obligations
As discussed above, the Bank uses interest rate swaps to hedge the risk of changes in the fair value of its trading securities. The difference between the change in fair value of these securities and the change in fair value of the associated interest rate swaps (representing economic hedge ineffectiveness) was a net gain of $143,000, $266,000 and $650,000 in 2005, 2004 and 2003, respectively. The change in fair value of the trading securities and the change in fair value of the associated interest rate swaps are reported separately in the statements of income as “net gain (loss) on trading securities” and “net gains (losses) on derivatives and hedging activities,” respectively.

Net interest expense associated with economic hedge derivatives related to trading securities fluctuates as a function of the balance of the trading securities and changes in interest rates. These interest rate swaps are structured so that their notional balances mirror the balance of the related trading securities and their pay leg coupons mirror the variable rate coupons of the related securities. Net interest expense associated with economic hedge derivatives related to trading securities declined by $6.3 million from 2004 to 2005 and by $10.8 million from 2003 to 2004, due primarily to a reduction in the notional balance of the interest rate swaps. The reductions in the notional balances corresponded to reductions of $40 million and $140 million, respectively, in the average balances of the trading securities portfolio, which were in turn attributable to principal repayments on the securities. As discussed above, the net interest payments associated with all economic hedge derivatives, including those hedging the Bank’s trading securities, are considered by management when analyzing the Bank’s net interest income as these derivative instruments synthetically convert the cash flows of assets and liabilities whose interest payments are reported in net interest income under generally accepted accounting principles.
Net interest expense associated with economic hedge derivatives related to available-for-sale securities declined by $35.0 million from 2004 to 2005 due primarily to the fact that substantially all of the interest rate swaps that gave rise to this interest expense were terminated in August and September 2005 in connection with the sale of the hedged items. In addition, since the Bank paid a fixed rate and received a floating rate on these interest rate swaps, the increase in average interest rates also contributed to the reduction in the amount of net interest expense from year to year. From 2003 to 2004, net interest expense associated with economic hedge derivatives related to available-for-sale securities declined by $6.7 million due to the increase in average interest rates from year to year.
Net interest income associated with economic hedge derivatives related to consolidated obligations declined by $7.5 million from 2004 to 2005 and by $14.4 million from 2003 to 2004. For most of these interest rate swaps, the Bank pays (or paid) a floating rate and receives (or received) a fixed rate; therefore, the increase in average interest rates reduced the net amount of interest earned from period to period. In addition, the notional amount of interest rate swaps giving rise to this interest income declined from 2003 to 2004 and from 2004 to 2005 as a result of expirations.
As discussed previously, to reduce the impact that rising rates would have on its portfolio of capped CMO LIBOR floaters, the Bank had (as of December 31, 2005) entered into 15 interest rate cap agreements having a total notional amount of $3.9 billion. The premiums paid for these caps totaled $33.9 million, of which $14.0 million (for caps having a notional amount of $1.2 billion) was paid during 2004 and $5.7 million (for caps having a notional amount of $1.0 billion) was paid during 2003. In early 2006, the Bank entered into an additional interest rate cap agreement having a notional amount of $1.0 billion; the Bank paid a premium of $4.1 million for this cap.
The Bank also had a $500 million notional interest rate floor agreement that it entered into in October 2002 in order to hedge prepayment exposure related to its MPF portfolio. The premium paid for this interest rate floor agreement was $5.2 million. The interest rate floor had a strike rate of 3.75 percent and was scheduled to expire in October 2007. Although market rates remained low subsequent to the Bank’s purchase of this floor agreement, mortgage loan prepayments were less than the Bank would have anticipated in the relatively low interest rate environment. Based on this evidence that its fixed rate mortgage portfolio had become relatively insensitive to declining interest rates, the Bank determined that the interest rate floor was no longer needed and the position was terminated in April 2004 at a realized loss of $4.1 million. Based on its carrying value at December 31, 2003, the sale of the interest rate floor generated a loss of approximately $392,000 during 2004.
The fair value of interest rate caps and floors is dependent upon the level of interest rates, volatilities and remaining term to maturity. In general (assuming constant volatilities and no erosion in value attributable to the passage of time), interest rate caps will increase in value as market interest rates rise and will diminish in value as market interest rates decline. Conversely (under the same set of assumptions), interest rate floors will increase in value as market interest rates decline and will diminish in value as market interest rates increase. The value of interest rate caps and floors will increase as volatilities increase and will decline as volatilities decrease. Absent changes in volatilities or interest rates, the value of interest rate caps and floors will decline with the passage of time. As stand-alone derivatives, the changes in the fair values of the Bank’s interest rate cap and floor agreements are (or were, in the case of the floor) recorded in earnings with no offsetting changes in the fair values of the hedged items (i.e., the capped CMO LIBOR floaters and MPF loans) and therefore can be a source of considerable volatility, as was the case particularly during the year ended December 31, 2004.

At December 31, 2005 and 2004, the carrying values of the Bank’s stand-alone interest rate cap agreements totaled $1.5 million and $4.9 million, respectively. The recorded fair value changes in the Bank’s cap and floor agreements were a loss of $3.4 million for the year ended December 31, 2005, compared to losses of $16.6 million and $4.7 million for the years ended December 31, 2004 and 2003, respectively. In 2005, the losses relating to the Bank’s interest rate caps were attributable primarily to lower interest rate volatility and the passage of time. In 2004, the losses relating to the Bank’s interest rate caps were attributable primarily to lower interest rate volatility. The losses on the interest rate caps in 2003 were due primarily to declining interest rates.
During 2005 and the second quarter of 2004, market conditions were such that the Bank was able to extinguish certain consolidated obligation bonds at a gain, while new consolidated obligations could be issued and then converted (through the use of interest rate exchange agreements) to approximately the same terms as the extinguished debt. As a result, during these periods, the Bank repurchased $3.1 billion and $138 million, respectively, of its consolidated obligations in the secondary market and terminated the related interest rate exchange agreements. The gains on these debt extinguishments totaled $2.5 million and $0.9 million for the years ended December 31, 2005 and 2004, respectively.
The Bank uses interest rate swaps to hedge the risk of changes in the fair value of its available-for-sale securities, as well as some of its advances and consolidated obligations. These hedging relationships are designated as fair value hedges. To the extent these relationships qualify for hedge accounting under SFAS 133, changes in the fair values of both the derivative (the interest rate swap) and the hedged item (limited to changes attributable to the hedged risk) are recorded in earnings. For those relationships that qualified as SFAS 133 hedges, the difference between the change in fair value of the hedged items and the change in fair value of the associated interest rate swaps (representing hedge ineffectiveness) was a net loss of $2.2 million, $3.7 million and $9.7 million in 2005, 2004 and 2003, respectively. To the extent these hedging relationships do not qualify for SFAS 133 hedge accounting, or cease to qualify because they are determined to be ineffective, only the change in fair value of the derivative is recorded in earnings (in this case, there is no offsetting change in fair value of the hedged item). In 2005, 2004 and 2003, the change in fair value of derivatives that were not in SFAS 133 hedging relationships was ($61.7 million), ($16.5 million) and $51.6 million, respectively; the vast majority of these gains and losses were attributable to interest rate swaps relating to certain available-for-sale securities and consolidated obligations that had either expired or been terminated by September 30, 2005 as discussed above in the section entitled “Restatement of Previously Issued Financial Statements.” The Bank expects that the expiration/termination of these economic hedge derivatives will result in less earnings volatility in future periods.
During the third quarter of 2005, the Bank sold $4.1 billion (par value) of securities classified as available-for-sale, including $1.3 billion (par value) that had been part of economic hedging relationships. Proceeds from the sales totaled $4.5 billion, resulting in net realized gains of $245.4 million. There were no sales of available-for-sale securities during the years ended December 31, 2004 or 2003.
In the table above, the caption entitled “Other, net” (consistent with the term used in the statements of income) is comprised principally of MPF participation and letter of credit fees. As previously discussed, the Bank modified the terms of its participation in the MPF program in 2003 whereby it now receives fees for mortgage loans that are delivered by its PFIs to the FHLBank of Chicago. In 2005, 2004 and 2003, the Bank received $0.4 million, $0.7 million and $1.7 million, respectively, of participation fees under this arrangement. From 2004 to 2005 and from 2003 to 2004, letter of credit fees increased by $0.4 million and $0.6 million, respectively, as a result of increased use of this product. At December 31, 2005, 2004 and 2003, outstanding letters of credit totaled $2.8 billion, $1.7 billion and $1.6 billion, respectively.
Other Expenses
Total other expenses, which include the Bank’s salaries and benefits, other operating expenses and its proportionate share of the costs of operating the Finance Board and the Office of Finance, totaled $50.2 million, $39.4 million and $33.8 million in 2005, 2004 and 2003, respectively.
Salaries and benefits were $21.9 million for the year ended December 31, 2005, compared to $18.7 million for the year ended December 31, 2004. The increase of $3.2 million was due in part to an increase in costs relating to the Bank’s participation in the Pentegra Defined Benefits Plan for Financial Institutions. From 2004 to 2005, expenses associated with this multiemployer defined benefit plan increased by $2.0 million, from $1.2 million to $3.2 million. The balance of the increase was due primarily to merit and cost-of-living adjustments, as well as a slight increase in the Bank’s average headcount, from 134 employees in 2004 to 138 employees in 2005. These increases were partially offset by a $0.3 million reduction in expenses related to the Bank’s retirement benefits program due to a change in the eligibility requirements relating to retiree health care continuation benefits. Prior to January 1, 2005, retirees were eligible to remain enrolled in the Bank’s health care benefits plan if age 50 or older with at least 10 years of service at the time of retirement. Effective January 1, 2005, retirees are eligible to remain enrolled in the Bank’s health care benefits plan if age 55 or older with at least 15 years of service at the time of retirement, subject to certain grandfathering provisions.
Salaries and benefits were $18.7 million for the year ended December 31, 2004, compared to $16.8 million for the year ended December 31, 2003. The increase in salaries and benefits of $1.9 million was due in large part to two factors. First, the costs relating to the Bank’s participation in the Pentegra Defined Benefit Plan for Financial Institutions increased from 2003 to 2004. Contributions to this plan resumed effective July 1, 2003 following a 16-year period during which no contributions were required to be made as a result of favorable investment and other actuarial experience. The increase from 2003 to 2004 totaled $1.0 million, from $0.2 million in 2003 to $1.2 million in 2004. Second, in 2004, the Bank established the Special Non-Qualified Deferred Compensation Plan, a defined contribution plan that was created primarily to provide supplemental retirement benefits to most of the Bank’s executive officers. Contributions to this plan totaled $0.2 million during 2004. The balance of the increase from 2003 to 2004 was due primarily to merit and cost-of-living adjustments, as well as a slight increase in average headcount, from 131 employees in 2003 to 134 employees in 2004.
Other operating expenses for the year ended December 31, 2005 were $24.6 million, compared to $17.4 million for the year ended December 31, 2004. The increase of $7.2 million was due in large part to two factors. First, the Bank disbursed approximately $4.5 million in grants during 2005 to support members’ efforts to fund redevelopment in areas impacted by Hurricanes Katrina and Rita. These funds were made available through a special $5.0 million Disaster Relief Grant Program that was established in late September 2005. Second, in 2005, the Bank incurred higher professional fees resulting from its efforts to register with the SEC and prepare for eventual compliance with Section 404 of the Sarbanes-Oxley Act.
Other operating expenses for the year ended December 31, 2004 were $17.4 million, a $3.2 million increase over other operating expenses of $14.2 million for the year ended December 31, 2003. The increase was due in part to an increased allocation to the Bank’s economic development grant program and higher expenses associated with the maintenance and enhancement of the Bank’s information technology infrastructure.
The Bank, together with the other FHLBanks, is assessed annually for the cost of operating the Finance Board and the Office of Finance. The Bank’s share of these expenses totaled $3.7 million, $3.3 million and $2.9 million in 2005, 2004 and 2003, respectively.
AHP and REFCORP Assessments
As required by statute, each year the Bank contributes 10 percent of its earnings (after the REFCORP assessment discussed below and as adjusted for interest expense on mandatorily redeemable capital stock) to its AHP. The AHP provides grants that members can use to support affordable housing projects in their communities. Generally, the Bank’s AHP assessment is derived by adding interest expense on mandatorily redeemable capital stock to income before assessments and then subtracting the REFCORP assessment; the result of this calculation is then multiplied by 10 percent. For the years ended December 31, 2005, 2004 and 2003, the Bank’s AHP assessments totaled $28.1 million, $7.9 million and $12.6 million, respectively.
Also as required by statute, the Bank contributes 20 percent of its reported earnings (after its AHP contribution) toward the payment of interest on REFCORP bonds that were issued to provide funding for the resolution of failed thrifts following the savings and loan crisis in the 1980s. To compute the REFCORP assessment, the Bank’s AHP assessment is subtracted from reported income before assessments and the result is multiplied by 20 percent. During the years ended December 31, 2005, 2004 and 2003, the Bank charged $60.4 million, $16.2 million and $28.3 million, respectively, of REFCORP assessments to earnings.

For a discussion of the impact that the Bank’s restatement had on its AHP and REFCORP assessments, see the section above entitled “Restatement of Previously Issued Financial Statements.”
Critical Accounting Policies and Estimates
To understand the Bank’s financial position and results of operations, it is important to understand the Bank’s most significant accounting policies and the extent to which management uses judgment and estimates in applying those policies. These policies include those relating to the Bank’s accounting for derivatives and hedging activities, its estimation of the fair value of certain financial instruments, and the amortization of premiums and accretion of discounts associated with certain investment securities.
The Bank considers these policies to be critical because they require management’s most difficult, subjective and complex judgments about matters that are inherently uncertain. Management bases its judgments and estimates on current market conditions and industry practices, historical experience, changes in the business environment and other factors that it believes to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions and/or conditions. For additional discussion regarding the application of these and other accounting policies, see Note 1 to the Bank’s audited financial statements included in this registration statement.
Derivatives and Hedging Activities
The Bank enters into interest rate swap, cap and floor agreements to manage its exposure to changes in interest rates. Through the use of these derivatives, the Bank may adjust the effective maturity, repricing frequency or option characteristics of financial instruments to achieve its risk management objectives. By regulation, the Bank may only use derivatives to mitigate identifiable risks. Accordingly, all of the Bank’s derivatives are positioned to offset interest rate risk exposures inherent in its investment, funding and member lending activities.
SFAS 133 requires that all derivatives be recorded on the statement of condition at their fair value. Since the Bank does not have any cash flow hedges, changes in the fair value of all derivatives are recorded each period in current earnings. Under SFAS 133, the Bank is required to recognize unrealized gains and losses on derivative positions whether or not the transaction qualifies for hedge accounting, in which case offsetting losses or gains on the hedged assets or liabilities may also be recognized. Therefore, to the extent certain derivative instruments do not qualify for hedge accounting under SFAS 133 (like those described above in the section entitled “Restatement of Previously Issued Financial Statements”), or changes in the fair values of derivatives are not exactly offset by changes in their hedged items, the accounting framework imposed by SFAS 133 introduces the potential for a considerable mismatch between the timing of income and expense recognition for assets or liabilities being hedged and their associated hedging instruments. As a result, during periods of significant changes in market prices and interest rates, the Bank’s earnings may exhibit considerable volatility.
The judgments and assumptions that are most critical to the application of this accounting policy are those affecting whether a hedging relationship qualifies for hedge accounting under SFAS 133 and, if so, whether an assumption of no ineffectiveness can be made. In addition, the estimation of fair values (discussed below) has a significant impact on the actual results being reported.
At the inception of each hedge transaction, the Bank formally documents the hedge relationship and its risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed. In all cases involving a recognized asset, liability or firm commitment, the designated risk being hedged is the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (LIBOR). Therefore, for this purpose, changes in the fair value of the hedged item (e.g., an advance, investment security or consolidated obligation) reflect only those changes in value that are attributable to changes in the designated benchmark interest rate (hereinafter referred to as “changes in the benchmark fair value”).
For hedging relationships that are designated as hedges and qualify for hedge accounting under SFAS 133, the change in the benchmark fair value of the hedged item is recorded in earnings, thereby providing some offset to the change in fair value of the associated derivative. The difference in the change in fair value of the derivative and the change in the benchmark fair value of the hedged item represents “hedge ineffectiveness.” If a hedging relationship qualifies for the short-cut method of accounting, the Bank can assume that the change in the benchmark fair value of the hedged item is equal to the change in the fair value of the derivative and, as a result, no ineffectiveness is recorded in earnings. However, SFAS 133 limits the use of the short-cut method to hedging relationships of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap, and then only if nine specific conditions are met.
If the hedging relationship qualifies for hedge accounting but does not meet all nine conditions specified in SFAS 133, the assumption of no ineffectiveness cannot be made and the long-haul method of accounting is used. Under the long-haul method, the change in the benchmark fair value of the hedged item is calculated independently from the change in fair value of the derivative. As a result, the net effect is that the hedge ineffectiveness has an impact on earnings.
In all cases where the Bank is applying fair value hedge accounting, it is hedging interest rate risk through the use of interest rate swaps and caps. For those interest rate swaps and caps that are in fair value hedging relationships that do not qualify for the short-cut method of accounting, the Bank uses regression analysis to assess hedge effectiveness. Effectiveness testing is performed at the inception of each hedging relationship to determine whether the hedge is expected to be highly effective in offsetting the identified risk, and at each month-end thereafter to ensure that the hedge relationship has been effective historically and to determine whether the hedge is expected to be highly effective in the future. Hedging relationships accounted for under the short-cut method are not tested for hedge effectiveness.
A hedge relationship is considered effective only if certain specified criteria are met. If a hedge fails the effectiveness test at inception, the Bank does not apply hedge accounting. If the hedge fails the effectiveness test during the life of the transaction, the Bank discontinues hedge accounting prospectively. In that case, the Bank continues to carry the derivative on its statement of condition at fair value, recognizes the changes in fair value of that derivative in current earnings, ceases to adjust the hedged item for changes in benchmark fair value and amortizes the cumulative basis adjustment on the formerly hedged item into earnings over its remaining term. Unless and until the derivative is redesignated in a SFAS 133 fair value hedging relationship, changes in its fair value are recorded in current earnings without an offsetting change in the benchmark fair value from a hedged item.
Changes in the fair value of derivative positions that do not qualify for hedge accounting under SFAS 133 (economic hedges) are recorded in current earnings without an offsetting change in the benchmark fair value of the hedged item.
As of December 31, 2005, the Bank’s derivatives portfolio included $12.8 billion (notional amount) that qualified for short-cut accounting treatment, $27.7 billion that qualified for long-haul accounting treatment, and $6.2 billion that did not qualify for hedge accounting. By comparison, at December 31, 2004, the Bank’s derivatives portfolio included $22.9 billion that qualified for short-cut accounting treatment, $30.6 billion that qualified for long-haul accounting treatment, and $10.9 billion that did not qualify for hedge accounting.
Estimation of Fair Values
Certain of the Bank’s assets and liabilities, including derivatives and investments classified as available-for-sale and trading, are presented in the statements of condition at fair value. Under U.S. generally accepted accounting principles, the fair value of an asset or liability is the amount at which that asset could be bought or sold, or that liability could be incurred or settled in a current transaction between willing parties (that is, other than in a forced or liquidation sale). Fair values are estimated based upon quoted market prices where available. However, most of the Bank’s financial instruments lack an available trading market characterized by frequent transactions between a willing buyer and willing seller engaging in an exchange transaction. In these cases, and in those instances where the Bank is calculating periodic changes in the benchmark fair values of hedged items for purposes of SFAS 133, such values are estimated using pricing models that use discounted cash flows and other pricing techniques. Pricing models and their underlying assumptions are based upon management’s best estimates for appropriate discount rates, prepayments, market volatility and other factors, taking into account current observable market data and experience. These assumptions may have a significant effect on the reported carrying values of assets and liabilities, including derivatives, and the related income and expense. The use of different assumptions, as well as changes in market conditions, could result in materially different net income and reported carrying values.
Management uses available market data from multiple sources whenever possible to validate its model assumptions. In addition, the fair values reported in the financial statements (exclusive of benchmark fair values) are compared to independent fair value estimates obtained from third parties. Significant differences, if any, are investigated. In addition, the Bank’s pricing model is subject to annual independent validation. The Bank continually refines its assumptions and valuation methodologies to reflect market indications more effectively.
The Bank believes it has the appropriate personnel, technology, and policies and procedures in place to enable it to value its financial instruments in a reasonable and consistent manner. However, valuations are subject to change as a result of external factors beyond the Bank’s control that have a substantial degree of uncertainty.
Amortization of Premiums and Accretion of Discounts
The Bank estimates prepayments for purposes of amortizing premiums and accreting discounts associated with certain investment securities. SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (“SFAS 91”) requires premiums and discounts to be recognized in income at a constant effective yield over the life of the instrument. Because actual prepayments often deviate from the estimates, the Bank periodically recalculates the effective yield to reflect actual prepayments to date and anticipated future prepayments. Anticipated future prepayments are estimated using externally developed mortgage prepayment models. These models consider past prepayment patterns and current and past interest rate environments to predict future cash flows. Periodically, the models’ projections are compared to other industry sources to ensure they are producing reasonable results.
Adjustments are recorded on a retrospective basis, meaning that the net investment in the instrument is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the instrument. As interest rates (and thus prepayment speeds) change, SFAS 91 can be the source of income volatility. Reductions in interest rates generally accelerate prepayments, which accelerate the amortization of premiums and reduce current earnings. Typically, declining interest rates also accelerate the accretion of discounts, thereby increasing current earnings. Conversely, in a rising interest rate environment, prepayments will generally extend over a longer period, shifting some of the premium amortization and discount accretion to future periods.
As of December 31, 2005, the unamortized premiums and discounts associated with investment securities for which prepayments are estimated totaled $3.8 million and $4.8 million, respectively. At that date, the carrying values of these investment securities totaled $2.3 billion and $3.1 billion, respectively.
Prior to January 1, 2005, the Bank also estimated prepayments for purposes of amortizing premiums and accreting discounts associated with its mortgage loans held for portfolio. Effective January 1, 2005, the Bank began using the contractual method to amortize premiums and accrete discounts on mortgage loans. The contractual method recognizes the income effects of premiums and discounts in a manner that is reflective of the actual behavior of the mortgage loans during the period in which the behavior occurs while also reflecting the contractual terms of the assets without regard to changes in estimated prepayments based upon assumptions about future borrower behavior. For more information regarding this change in accounting method, see the section above entitled “Results of Operations.”
Liquidity and Capital Resources
In order to meet members’ credit needs and the Bank’s financial obligations, the Bank maintains a portfolio of money market instruments consisting of overnight federal funds, term federal funds, and commercial paper issued by highly rated entities. Overnight federal funds typically comprise the majority of the portfolio. The Bank manages its liquidity to ensure that, at a minimum, it has sufficient funds to meet its obligations due on any given day plus the statistically estimated (at the 99-percent confidence level) credit needs of its members and associates for one business day without accessing the capital or money markets (currently, the estimated amount required to meet member credit needs at this confidence level totals approximately $800 million). The Bank typically holds additional balances of short-term investments that fluctuate as the minimum targeted liquidity balance changes, as the Bank invests the proceeds of debt issued to replace maturing and called liabilities, and as the balance of deposits changes. At December 31, 2005 and 2004, the Bank’s short-term investments, which were comprised entirely of overnight federal funds sold to domestic counterparties, totaled $7.9 billion and $2.7 billion, respectively.
The Bank’s primary source of funds is the proceeds it receives from the issuance of consolidated obligation bonds and discount notes in the capital markets. The market for the FHLBanks’ consolidated obligations is very active and liquid. The FHLBanks issue debt continuously throughout the business day in the form of discount notes and bonds with a wide variety of maturities and structures. The Bank has access to this market on a continual basis to acquire funds to meet its needs. On occasion, and as an alternative to issuing new debt, the Bank may assume the outstanding consolidated obligations for which other FHLBanks are the original primary obligors. This occurs in cases where the original primary obligor may have participated in a large consolidated obligation issue to an extent that exceeded its immediate funding needs in order to facilitate better market execution for the issue. The original primary obligor might then warehouse the funds until they were needed, or make the funds available to other FHLBanks. Transfers may also occur when the original primary obligor’s funding needs change, and that FHLBank offers to transfer debt that is no longer needed to other FHLBanks. Transferred debt is typically fixed rate, fixed term, non-callable debt, and may be in the form of discount notes or bonds.
The Bank participates in such transfers of funding from other FHLBanks when the transfer represents favorable pricing relative to a new issue of consolidated obligations with similar features. During the years ended December 31, 2005, 2004, and 2003, the Bank assumed consolidated obligations from the FHLBanks of Chicago and San Francisco with par amounts of $425 million, $375 million and $5.7 billion, respectively. These amounts were relatively larger in 2003 when market conditions for the FHLBanks’ callable debt were less favorable and the FHLBanks issued a larger proportion of fixed rate, non-callable debt in large issues. In addition, a substantial portion of the debt transfers in 2003 were in the form of short term discount notes.
The Bank also maintains access to wholesale funding sources such as federal funds purchased and securities sold under agreements to repurchase (e.g., borrowings secured by its agency debentures and MBS investments), in case its access to the capital markets is hindered.
The Bank’s liquidity policy further requires that it maintain adequate balance sheet liquidity and access to other funding sources should it be unable to issue consolidated obligations for five business days. The combination of funds available from these sources must be sufficient for the Bank to meet its obligations as they come due and the credit needs of its members, with the potential credit needs of members statistically estimated at the 99-percent confidence level. As of December 31, 2005 and 2004, the Bank’s estimated contingent liquidity requirement was $4.7 billion and $8.8 billion, respectively. As of these dates, the Bank estimated that its contingent liquidity exceeded these requirements by approximately $9.1 billion and $6.0 billion, respectively.
When measuring its liquidity for this purpose, the Bank includes only the amount of funds it estimates would be available in the event the Bank were to pledge securities held in its long-term investment portfolio. While it believes purchased federal funds might be available, it does not include this potential source of funds in its calculation of available liquidity.
The Bank’s access to the capital markets has never been interrupted to an extent that the Bank’s ability to meet its obligations was compromised and the Bank currently has no reason to believe that its ability to issue consolidated obligations will be impeded to that extent. However, if the capital markets were inaccessible for an extended period of time (i.e., beyond five days), the Bank would eventually exhaust the availability of purchased federal funds and repurchase agreements as sources of funds, and the Bank would be able to finance its operations only to the extent that the cash inflows from its interest-earning assets and proceeds from maturing assets exceeded the balance of principal and interest that came due on its debt obligations and the funds needed to pay its operating expenses. Once these sources of funds had been exhausted, and if access to the capital markets were not again available, the Bank’s ability to conduct its operations would be compromised. It is also possible that an event (such as a natural disaster) that might impede the Bank’s ability to raise funds by issuing consolidated obligations would also limit the Bank’s ability to access the markets for federal funds purchased and/or repurchase agreements. If this were the case, the Bank’s ability to conduct its operations would be compromised even earlier than if these funding sources were available.

The following table summarizes the Bank’s contractual cash obligations and off-balance-sheet lending-related financial commitments by due date or remaining maturity as of December 31, 2005.
CONTRACTUAL OBLIGATIONS
(In millions of dollars)

	Payments due by Period
	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Long-term debt	$16,024.8	$17,091.5	$7,228.6	$6,266.8	$46,611.7
Mandatorily redeemable capital stock	0.1	315.7	3.5	—	319.3
Operating leases	0.4	0.5	0.4	—	1.3
Purchase obligations
Advances	145.1	10.7	—	—	155.8
Letters of credit	2,342.2	399.2	14.3	—	2,755.7

Total contractual obligations	$18,512.6	$17,817.6	$7,246.8	$6,266.8	$49,843.8

In the table above, long-term debt excludes consolidated obligation discount notes and is based upon contractual maturities. The actual distribution of long-term debt could be impacted by factors affecting redemptions such as call options.
The above table presents the Bank’s mandatorily redeemable capital stock by year of earliest mandatory redemption, which is the earliest time at which the Bank is required to repurchase the shareholder’s capital stock. The earliest mandatory redemption date is based on the assumption that the activities associated with the activity-based stock will be concluded by the time the notice of redemption or withdrawal expires. However, the Bank expects to redeem activity-based stock as the associated activities are reduced, which may be before or after the expiration of the five-year redemption/withdrawal notice period. If the advances relating to such activity-based stock are repaid on their contractual maturity dates, the Bank anticipates repurchasing the mandatorily redeemable capital stock as follows (in millions):

2006	$162.7
2007	129.4
2008	20.2
2009	1.1
2010	2.1
Thereafter	3.8

Total	$319.3

In addition to the above, stockholders may, at any time, request the Bank to repurchase excess capital stock. Excess stock is defined as the amount of stock held by a member (or former member) in excess of that institution’s minimum investment requirement (i.e., the amount of stock held in excess of their activity-based investment requirement and, in the case of a member, their membership investment requirement). Although the Bank is not obligated to repurchase excess stock prior to the expiration of a five-year redemption or withdrawal notification period, it will typically endeavor to honor such requests within a reasonable period of time (generally not exceeding 30 days) so long as the Bank will continue to meet its regulatory capital requirements following the repurchase. Excess capital stock totaled $370.1 million at December 31, 2005, of which $6.9 million was classified as mandatorily redeemable.

Risk-Based Capital Rules and Other Capital Requirements
Upon implementation of its capital plan on September 2, 2003, the Bank became subject to the Finance Board’s new risk-based capital rules and other capital requirements. This regulatory framework requires each FHLBank that has implemented its new capital plan to maintain at all times permanent capital (defined under the Finance Board’s rules as retained earnings and amounts paid in for Class B stock, regardless of its classification as equity or liabilities for financial reporting purposes, as further described above in the section entitled “Financial Condition – Capital Stock”) in an amount at least equal to its risk-based capital requirement, which is the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, as further described below. For reasons of safety and soundness, the Finance Board may require the Bank, or any other FHLBank that has already converted to its new capital structure, to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined.
The Bank’s credit risk capital requirement is determined by adding together the credit risk capital charges for advances, investments, mortgage loans, derivatives, other assets and off-balance-sheet commitment positions (e.g., outstanding letters of credit and commitments to fund advances). Among other things, these charges are computed based upon the credit risk percentages assigned to each item as required by Finance Board rules, taking into account the time to maturity and credit ratings of certain of the items. These percentages are applied to the book value of assets or, in the case of off-balance-sheet commitments, to their balance sheet equivalents.
The Bank’s market risk capital requirement is determined by estimating the potential loss in market value of equity under a wide variety of market conditions and adding the amount, if any, by which the Bank’s current market value of total capital is less than 85 percent of its book value of total capital. The potential loss component of the market risk capital requirement employs a “stress test” approach, using a 99-percent confidence interval. Simulations of over 300 historical market interest rate scenarios dating back to January 1978 (using changes in interest rates and volatilities over each six-month period since that date) are generated and, under each scenario, the hypothetical impact on the Bank’s current market value of equity is determined. The hypothetical impact associated with each historical scenario is calculated by simulating the effect of each set of rate and volatility conditions upon the Bank’s current risk position, each of which reflects current actual assets, liabilities, derivatives and off-balance-sheet commitment positions as of the measurement date. From the complete set of resulting simulated scenarios, the fourth worst estimated deterioration in market value of equity is identified as that scenario associated with a probability of occurrence of not more than one percent (i.e., the 99-percent confidence limit). The hypothetical deterioration in market value of equity derived under the methodology described above represents the market risk component of the Bank’s regulatory risk-based capital requirement which, in conjunction with the credit risk and operations risk components, determines the Bank’s overall risk-based capital requirement.
The Bank’s operations risk capital requirement is equal to 30 percent of the sum of its credit risk capital requirement and its market risk capital requirement. At December 31, 2005, the Bank’s credit risk, market risk and operations risk capital requirements were $179 million, $229 million and $123 million, respectively. These requirements were $224 million, $182 million and $122 million, respectively, at December 31, 2004.
In addition to the risk-based capital requirement, the Bank is subject to two other capital requirements. First, the Bank must, at all times, maintain a minimum total capital to assets ratio of four percent. For this purpose, total capital is defined by Finance Board rules and regulations as the Bank’s permanent capital and the amount of any general allowance for losses (i.e., those reserves that are not held against specific assets). Second, the Bank is required to maintain at all times a minimum leverage capital to assets ratio in an amount at least equal to five percent of its total assets. In applying this requirement to the Bank, leverage capital includes the Bank’s permanent capital multiplied by a factor of 1.5 plus the amount of any general allowance for losses. The Bank did not have any general reserves at December 31, 2005 or December 31, 2004. Under the regulatory definitions, total capital and permanent capital exclude accumulated other comprehensive income (loss). The Bank is required to submit monthly capital compliance reports to the Finance Board. At all times during the period from September 2, 2003 through December 31, 2005, the Bank was in compliance with the new capital requirements. The following table summarizes the Bank’s compliance with the Finance Board’s capital requirements as of December 31, 2005 and 2004.

CAPITAL REQUIREMENTS
(In millions of dollars, except percentages)

	December 31, 2005		December 31, 2004
	Required	Actual	Required	Actual
Risk-based capital	$531	$2,796	$528	$2,846

Total capital	$2,594	$2,796	$2,584	$2,846
Total capital-to-assets ratio	4.00%	4.31%	4.00%	4.40%

Leverage capital	$3,243	$4,195	$3,230	$4,269
Leverage capital-to-assets ratio	5.00%	6.47%	5.00%	6.61%
Concurrent with the implementation of its new capital structure, the Bank revised its Risk Management Policy to adopt a minimum total capital-to-assets target ratio of 4.25 percent, higher than the 4.00 percent ratio required under the Finance Board’s new rules. The target ratio is subject to change by the Bank as it deems appropriate, subject to the Finance Board’s minimum requirements. On September 29, 2005, the Bank reduced the minimum total capital-to-assets target ratio to 4.10 percent.
Throughout the period from September 2, 2003 to July 31, 2005 (prior to the restatement described above), the Bank’s total capital, as defined by Finance Board regulations, exceeded the Bank’s target operating capital ratio based upon the Bank’s pre-restatement capital and total assets for those periods. However, based upon its restated results, the Bank’s total capital-to-assets ratio at June 30, 2005 and July 31, 2005 was 4.09 percent and 4.10 percent, respectively. These ratios would suggest retrospectively that the Bank’s target capital-to-assets ratio was not met at all times during the subject period, although the Bank’s total capital-to-assets ratio, based on its restated financial results, never fell below the regulatory minimum during that period.
In August 2005 (immediately after discovering the errors that gave rise to the restatement and determining the required accounting corrections), the Bank sold/terminated substantially all of the financial instruments to which the errors related, which restored the Bank’s retained earnings to a positive balance. Therefore, on a restated basis, the Bank was in complete compliance with both the regulatory minimum capital requirement and its operating target capital ratio as of August 31, 2005 and has been in complete compliance ever since. While there can be no assurances, the Bank currently believes that it will not be subject to any regulatory sanctions as a result of having retrospectively fallen below its operating target capital ratio for these two monthly periods. For a discussion of the transactions that led to the Bank’s restatement, see the section above entitled “Restatement of Previously Issued Financial Statements” and Item 13 – Financial Statements and Supplementary Data (specifically, Note 2 to the Bank’s audited financial statements).
As of December 31, 2005, the Bank was one of eleven FHLBanks that had implemented their new capital plans. The capital rule provides a transition period that allows each FHLBank up to three years from the date the Finance Board approved its capital plan to implement its new capital structure. Until a FHLBank implements its new capital plan, the prior capital adequacy and other rules remain in effect. In particular, Finance Board regulations require that the total assets of such a FHLBank not exceed 21 times the total of its paid-in-capital, retained earnings and reserves, except that total assets may be up to 25 times those items provided that the FHLBank’s non-mortgage assets (as defined by the regulation) do not exceed 11 percent of its total assets. In addition, the FHLB Act requires members of such a FHLBank to purchase capital stock equal to the greater of one percent of their mortgage-related assets or five percent of their outstanding advances. Members of such a FHLBank can withdraw from membership and redeem their capital stock at par value upon six months’ notice or, at the FHLBank’s discretion, redeem at par value any capital stock greater than their statutory requirement.

Recently Issued Accounting Standards and Interpretations
Adoption of SOP 03-3
The American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”) in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from a purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent reductions in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. The Bank adopted SOP 03-3 as of January 1, 2005 and the adoption did not have a material impact on its results of operations or financial condition.
SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). Among other things, SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements of voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 also makes a distinction between “retrospective application” of a change in accounting principle and the “restatement” of previously issued financial statements to reflect the correction of an error. SFAS 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting SFAS 154 on the Bank’s results of operations or financial condition will depend on the extent to which accounting changes, if any, are made in future periods.
DIG Issues B38 and B39
In June 2005, the FASB’s Derivatives Implementation Group (“DIG”) issued DIG Issue B38, “Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” (“DIG B38”), and DIG Issue B39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (“DIG B39”). Both issues provide additional guidance in applying the provisions of SFAS 133. The guidance in DIG B38 clarifies that the potential settlement of an obligation upon exercise of a put option or call option meets the net settlement criterion of a derivative. DIG B39 clarifies that a right to accelerate the settlement of an obligation is considered clearly and closely related to the debt host contract if the respective embedded call option can be exercised only by the debtor (issuer/borrower). Both DIG issues will be effective for the Bank beginning January 1, 2006. The Bank does not expect the new guidance to have a material impact on its results of operations or financial condition at the time of adoption.
FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1
In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1 and FAS 124-1”) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP FAS 115-1 and FAS 124-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. FSP FAS 115-1 and FAS 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 is effective for the Bank beginning January 1, 2006. The Bank does not expect FSP FAS 115-1 and FAS 124-1 to have a material impact on its results of operations or financial condition at the time of adoption.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 amends SFAS 133 to simplify the accounting for certain hybrid financial instruments by permitting (through an irrevocable election) fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided the hybrid financial instrument is measured in its entirety at fair value (with changes in fair value recognized currently in earnings). SFAS 155 also establishes the requirement to evaluate beneficial interests in securitized financial assets to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. This guidance replaces the interim guidance in DIG Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS 155 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Bank has not yet determined the effect, if any, that the implementation of SFAS 155 will have on its results of operations or financial condition.
Business Outlook
The Bank intends to continue to operate under its cooperative business model for the foreseeable future. Under this model, the Bank’s net income (exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133) is expected to rise and fall with the general level of market interest rates, particularly short-term money market rates. Under that scenario, the Bank’s ROCS (exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133) is expected to continue to track changes in the federal funds rate.
In addition to changes in the general economic and business environment, developments that are expected to have an impact on the extent to which the Bank’s ROCS (exclusive of gains on the sales of investment securities, if any, and fair value adjustments required by SFAS 133) exceeds the federal funds rate benchmark include the future cost of the Bank’s long-term debt relative to the LIBOR index, the availability of interest rate exchange agreements at competitive prices, whether the Bank’s larger borrowers continue to be members of the Bank and whether they maintain or increase their borrowing activity, and the extent to which the Bank’s smaller and mid-sized members continue to increase their utilization of Bank advances.
The Bank believes that there remains potential for advances growth from among its CFIs and other small and intermediate-sized institutions that could overcome the expected loss of advances to Washington Mutual. However, there remains uncertainty about whether the Bank’s future membership base will continue to include larger institutions that will borrow in sufficient quantity to provide economies of scale that will sustain the current economics of the Bank’s business model.
In light of these factors, and in order to become a more valuable resource to its members, the Bank intends to evaluate opportunities to diversify its product offerings and its income stream. In particular, the Bank intends to expand the services that it can provide electronically through the secure electronic delivery channel currently used extensively by members to execute advances, initiate wire transfers, provide securities safekeeping instructions, and obtain a wide variety of reports and information about their business relationship with the Bank.

Statistical Financial Information
Investment Portfolio
The following table summarizes the Bank’s trading securities at December 31, 2005, 2004 and 2003.
TRADING SECURITIES PORTFOLIO
(at carrying value, in thousands of dollars)

	December 31,
	2005	2004	2003
Mortgage-backed securities
Government-sponsored enterprises	$43,837	$76,976	$117,076
Other mortgage-backed securities	—	—	854

	43,837	76,976	117,930

Other bonds	—	—	24,234
Other	1,907	1,607	—

Total carrying value	$45,744	$78,583	$142,164

The following table presents supplemental information regarding the maturities and yields of the Bank’s trading securities as of December 31, 2005. Maturities are based on the contractual maturities of the securities.
TRADING SECURITIES
MATURITIES AND YIELD
(in thousands of dollars)

	Book Value	Yield
Mortgage-backed securities
After one year through five years	$43,837	8.78%

	$43,837	8.78%

Other
Within one year	$1,907	2.52%

	$1,907	2.52%

The following table summarizes the Bank’s available-for-sale securities at December 31, 2005, 2004 and 2003.
AVAILABLE-FOR-SALE SECURITIES PORTFOLIO
(at carrying value, in thousands of dollars)

	December 31,
	2005	2004	2003
U.S. government guaranteed obligations	$—	$81,115	$85,958
Government-sponsored enterprises(1)	88,056	4,487,350	4,512,271
FHLBank consolidated obligations(2)
FHLBank of Boston (primary obligor)	35,713	37,251	38,055
FHLBank of San Francisco (primary obligor)	6,674	15,228	16,147

	130,443	4,620,944	4,652,431

Mortgage-backed securities
Government-sponsored enterprises	643,347	904,562	1,019,345
Other	241,094	260,086	278,810

	884,441	1,164,648	1,298,155

Total carrying value	$1,014,884	$5,785,592	$5,950,586

(1)	The reduction from December 31, 2004 to December 31, 2005 was attributable to sales of securities that occurred during the third quarter of 2005. See section above entitled “Financial Condition – Investment Securities.”

(2)	Represents consolidated obligations acquired in the secondary market for which the named FHLBank is the primary obligor, and for which each of the FHLBanks, including the Bank, is jointly and severally liable.
The following table presents supplemental information regarding the maturities and yields of the Bank’s available-for-sale securities as of December 31, 2005. Maturities are based on the contractual maturities of the securities.
AVAILABLE-FOR-SALE SECURITIES
MATURITIES AND YIELD
(in thousands of dollars)

	Book Value	Yield
Government-sponsored enterprises
Within one year	$21,534	7.00%
After ten years	66,522	15.77

	$88,056	13.63%

FHLBank consolidated obligations
After one year through five years	$42,387	6.04%

	$42,387	6.04%

Mortgage-backed securities
Within one year	$21,924	6.98%
After one year through five years	759,807	6.32
After ten years	102,710	6.75

	$884,441	6.39%

The following table summarizes the Bank’s held-to-maturity securities at December 31, 2005, 2004 and 2003.
HELD-TO-MATURITY SECURITIES PORTFOLIO
(at carrying value, in thousands of dollars)

	December 31,
	2005	2004	2003
U.S. government guaranteed obligations	$164,513	$178,869	$227,911
State or local housing agency obligations	6,810	7,825	8,890

	171,323	186,694	236,801

Mortgage-backed securities
U.S. government guaranteed obligations	61,107	94,691	170,190
Government-sponsored enterprises	5,574,518	5,307,058	4,842,233
Other	2,397,694	1,675,890	1,761,301

	8,033,319	7,077,639	6,773,724

Total carrying value	$8,204,642	$7,264,333	$7,010,525

The following table presents supplemental information regarding the maturities and yields of the Bank’s held-to-maturity securities as of December 31, 2005. Maturities are based on the contractual maturities of the securities.
HELD-TO-MATURITY SECURITIES
MATURITIES AND YIELD
(in thousands of dollars)

	Book Value	Yield
U.S. government guaranteed obligations
After one year through five years	$54,646	4.43%
After five years through ten years	7,991	6.41
After ten years	101,876	4.40

	$164,513	4.51%

State or local housing agency obligations
After ten years	$6,810	4.33%

	$6,810	4.33%

Mortgage-backed securities
Within one year	$1,351	4.70%
After one year through five years	441,045	6.66
After five years through ten years	7,946	4.87
After ten years	7,582,977	4.84

	$8,033,319	4.94%

The Bank held mortgage-backed securities issued by Indymac Indx Mortgage Loan Trust with a book value of $313 million and market value of $314 million at December 31, 2005. The Bank also held securities issued by Washington Mutual Bank with a book value of $258 million and a market value of $259 million at that same date. These securities are classified as held-to-maturity. U.S. Government and government-sponsored agencies were the only remaining issuers whose securities exceeded ten percent of the Bank’s total capital at December 31, 2005.

Loan Portfolio Analysis
The Bank’s outstanding loans, nonaccrual loans, and loans 90 days or more past due and accruing interest for each of the five years in the period ended December 31, 2005 were as follows:
COMPOSITION OF LOANS
(In thousands of dollars)

	Year ended December 31,
	2005	2004	2003	2002	2001
Advances	$46,456,958	$47,112,017	$40,595,327	$36,868,743	$32,490,457

Real estate mortgages	$542,478	$706,203	$971,500	$1,395,913	$1,438,472

Nonperforming real estate mortgages	$2,375	$938	$1,133	$796	$48

Real estate mortgages past due 90 days or more and still accruing interest(1)	$6,418	$11,510	$19,975	$17,020	$28,840

Interest contractually due during the year on nonaccrual loans	$63

Interest actually received during the year on nonaccrual loans	$28

(1)	Only government guaranteed loans continue to accrue interest after they become ninety days past due.
Allowance for Credit Losses
Activity in the allowance for credit losses for each of the five years in the period ended December 31, 2005 is presented below. All activity relates to domestic real estate loans.
ALLOWANCE FOR CREDIT LOSSES
(In thousands of dollars)

	2005	2004	2003	2002	2001
Balance, beginning of year	$355	$387	$437	$311	$17
Chargeoffs	(5)	(6)	(23)	—	—
Provision (release of allowance) for credit losses	(56)	(26)	(27)	126	294

Balance, end of year	$294	$355	$387	$437	$311

Geographic Concentration of Mortgage Loans
The following table presents the geographic concentration of the Bank’s mortgage loan portfolio as of December 31, 2005.
GEOGRAPHIC CONCENTRATION OF MORTGAGE LOANS

Midwest (IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI)	12.1%
Northeast (CT, DE, MA, ME, NH, NJ, NY, PA, PR, RI, VI, and VT)	1.2
Southeast (AL, DC, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV)	14.2
Southwest (AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT)	70.0
West (AK, CA, GU, HI, ID, MT, NV, OR, WA, and WY)	2.5

100.0%

Deposits
Time deposits in denominations of $100,000 or more totaled $28.8 million at December 31, 2005. These deposits mature as follows: $28.3 million in less than three months, $0.2 million in three to six months and the remaining $0.3 million in six to twelve months.
Short-term Borrowings
Borrowings with original maturities of one year or less are classified as short-term. Supplemental information regarding the Bank’s short-term borrowings for the years ended December 31, 2005, 2004 and 2003 is provided in the following table. All short-term borrowings during these periods were discount notes.
SHORT-TERM BORROWINGS
(In millions of dollars)

	December 31,
	2005	2004	2003
Outstanding at year end	$11,220	$7,086	$11,627
Weighted average rate at year end	3.83%	2.15%	1.10%
Daily average outstanding for the year	$8,237	$8,548	$10,349
Weighted average rate for the year	3.29%	1.38%	1.19%
Highest outstanding at any month end	$14,516	$12,576	$14,413
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
As a financial intermediary, the Bank is subject to interest rate risk. Changes in the level of interest rates, the slope of the interest rate yield curve, or in the relationships (or spreads) between interest yields for different instruments have an impact on the Bank’s market value of equity and its net earnings. This risk arises from a variety of instruments that the Bank enters into on a regular basis in the normal course of its business.
The terms of member advances, investment securities, and the Bank’s consolidated obligations present interest rate risk and embedded option risk. As discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Bank makes extensive use of derivative financial instruments, primarily interest rate swaps, to hedge the risk arising from these sources.
The Bank has investments in MBS and MPF mortgage loans, both of which present prepayment risk. This risk arises from the uncertainty of when the mortgagees will repay their mortgages, making these mortgage-based assets sensitive to changes in interest rates. A decline in interest rates generally results in accelerated prepayment activity, shortening the effective maturity of the assets. Conversely, rising rates generally slow prepayment activity and lengthen an asset’s effective maturity.
The prepayment risk embedded in these mortgage assets is managed by purchasing highly structured tranches of mortgage securities that limit the effects of prepayment risk, by purchasing floating rate securities, by using interest rate derivative instruments to offset prepayment risk specific both to particular securities and the mortgage portfolio, and by purchasing options through callable debt issued to fund the mortgage loans.
The Bank utilizes risk measurements to monitor these risks. The Bank has made a substantial investment in sophisticated financial modeling systems to measure and analyze interest rate risk. These systems enable the Bank to routinely and formally measure its market value of equity and income sensitivity profiles under numerous interest rate scenarios, including scenarios of significant market stress. Management regularly monitors this information and provides the Bank’s Board of Directors with risk measurement reports. The Bank develops and implements funding and hedging strategies based on these periodic assessments.
The Bank’s Risk Management Policy provides a risk management framework for the financial management of the Bank consistent with the strategic principles outlined in its Strategic Business Plan. The Risk Management Policy restricts the amount of overall interest rate risk the Bank may assume by limiting the maximum estimated loss in market value of equity that the Bank would incur under simulated 200 basis point changes in interest rates to 15 percent. The Bank develops its funding and hedging strategies to ensure compliance with these risk limits.
Business Objectives
The Bank serves as a financial intermediary between the capital markets and its members. In its most basic form, this intermediation process involves raising funds by issuing consolidated obligations in the capital markets and lending the proceeds to member institutions at slightly higher rates. The interest spread between the cost of the Bank’s liabilities and the yield on its assets is the Bank’s primary source of earnings. The Bank’s goal is to manage its assets and liabilities in such a way that its aggregate interest spread is consistent across a wide range of interest rate environments.
The objective of maintaining a stable interest spread is complicated by the fact that the intermediation process outlined above cannot be executed for all of the Bank’s assets and liabilities on an individual basis. In the course of a typical business day, the Bank continuously offers a wide range of fixed and floating rate advances with maturities ranging from overnight to 30 years that members can borrow in amounts that meet their specific funding needs at any given point in time. At the same time, the Bank issues consolidated obligations on a continual basis to investors who have their own set of investment objectives and preferences for the terms and maturities of securities that they are willing to purchase.
Since it is not possible to consistently issue debt simultaneously with the issuance of an advance to a member in the same amount and with the same terms as the advance, or to predict ahead of time what types of advances members might want or what types of consolidated obligations investors might be willing to buy on any particular day, the Bank must have a ready supply of funds on hand at all times to meet member advance demand.
In order to have a ready supply of funds, the Bank typically issues debt as opportunities arise in the market, and makes the proceeds of those debt issuances (many of which bear fixed interest rates) available for members to borrow in the form of advances. Holding fixed rate liabilities in anticipation of member borrowing subjects the Bank to interest rate risk, however, and there is no assurance in any event that members will borrow from the Bank in quantities or maturities that will match these warehoused liabilities. Therefore, in order to intermediate the mismatches between advances with a wide range of terms on the one hand, and consolidated obligations with an equally wide range of terms on the other, the Bank typically converts both assets and liabilities to a LIBOR floating rate index, and attempts to manage the interest spread between the pools of floating rate assets and liabilities.
This process of intermediating the timing, structure, and amount of Bank members’ credit needs with the investment requirements of the Bank’s creditors is made possible by the extensive use of interest rate exchange agreements. The Bank’s general practice is, as often as practical, to contemporaneously execute interest rate exchange agreements when acquiring assets and/or issuing liabilities in order to convert the cash flows to LIBOR floating rates. Doing so reduces the Bank’s interest rate risk exposure, which allows it to preserve the value of, and earn more stable returns on, members’ capital investment.
However, in the normal course of business, the Bank also acquires assets with structural characteristics that reduce the Bank’s ability to enter into interest rate exchange agreements having mirror image terms. These assets include small fixed rate, fixed term advances, fixed schedule amortizing advances and mortgage-related assets. These assets require the Bank to employ risk management strategies in which the Bank hedges against aggregated risks. The Bank may use fixed rate, callable or non-callable debt or interest rate exchange agreements to manage these aggregated risks.

Interest Rate Risk Measurement
As discussed above, the Bank measures and manages market risk by adhering to limitations on estimated market value of equity losses under 200 basis point interest rate shock scenarios. The Risk Management Policy restricts the amount of overall interest rate risk the Bank may assume by limiting the maximum estimated loss in market value of equity that the Bank would incur under simulated 200 basis point changes in interest rates to 15 percent. This limitation was adopted concurrently with the Bank’s conversion to its new capital structure in September 2003. Since that time, the Bank has been in compliance with this limit at all times.
The base case market value of equity is calculated by determining the estimated fair value of each instrument on the Bank’s balance sheet, and subtracting the estimated aggregate fair value of the Bank’s liabilities from the estimated aggregate fair value of the Bank’s assets. For purposes of these calculations, mandatorily redeemable capital stock is treated as equity rather than as a liability. The fair values of the Bank’s financial instruments (both assets and liabilities) are calculated based on current market conditions, and are generally determined by discounting estimated future cash flows at the replacement (or similar) rate for new instruments of the same type with the same or very similar characteristics. The market value of equity calculations include non-financial assets and liabilities, such as premises and equipment, excess REFCORP contributions, other assets, payables for AHP and REFCORP, and other liabilities at their recorded carrying amounts.
For purposes of compliance with the Bank’s Risk Management Policy limit on estimated losses in market value, market value of equity losses are defined as the estimated net sensitivity of the value of the Bank’s equity (the net value of its portfolio of assets, liabilities and interest rate derivatives) to 200 basis point parallel shifts in interest rates. In addition, the Bank routinely performs projections of its future earnings over a rolling horizon that includes the current year and at least the next two calendar years under a variety of interest rate and business environments.
Between December 2004 and December 2005, under scenarios that estimate the market value of equity under down 200 basis point interest rate shocks, the percentage increase in the estimated market value of equity from the base case has ranged from 0.02 percent to 3.17 percent. Under scenarios that estimate the market value of equity under up 200 basis point interest rate shocks, the percentage decrease in the estimated market value of equity from the base case has ranged from 4.15 percent to 6.62 percent. The following table provides the Bank’s estimated base case market value of equity and its estimated market value of equity under up and down 200 basis point interest rate shock scenarios (and, for comparative purposes, its estimated market value of equity under up and down 100 basis point interest rate shock scenarios) for each month during the period from December 2004 to December 2005. In addition, the table provides the percentage change in estimated market value of equity under each of these shock scenarios for the indicated periods.

MARKET VALUE OF EQUITY
(dollars in billions)

		Up 200 Basis Points		Down 200 Basis Points		Up 100 Basis Points		Down 100 Basis Points
	Base Case	Estimated	Percentage	Estimated	Percentage	Estimated	Percentage	Estimated	Percentage
	Market	Market	Change	Market	Change	Market	Change	Market	Change
	Value	Value	from	Value	from	Value	from	Value	from
	of Equity	of Equity	Base Case	of Equity	Base Case	of Equity	Base Case	of Equity	Base Case
December 2004	$3.101	$2.905	-6.33%	$3.199	3.17%	$3.017	-2.71%	$3.160	1.90%

January 2005	3.093	2.911	-5.88%	3.174	2.62%	3.016	-2.48%	3.144	1.66%
February 2005	3.131	2.939	-6.13%	3.213	2.62%	3.051	-2.57%	3.183	1.65%
March 2005	3.176	2.977	-6.27%	3.255	2.49%	3.093	-2.63%	3.227	1.61%
April 2005	3.116	2.910	-6.60%	3.204	2.82%	3.030	-2.77%	3.171	1.78%
May 2005	3.184	2.974	-6.62%	3.285	3.17%	3.095	-2.80%	3.245	1.92%
June 2005	3.083	2.904	-5.81%	3.154	2.31%	3.009	-2.40%	3.129	1.48%
July 2005	3.033	2.844	-6.24%	3.108	2.48%	2.955	-2.57%	3.081	1.57%
August 2005	2.988	2.813	-5.84%	3.058	2.36%	2.916	-2.39%	3.032	1.47%
September 2005	3.090	2.961	-4.15%	3.090	0.02%	3.043	-1.50%	3.102	0.39%
October 2005	3.064	2.909	-5.08%	3.083	0.61%	3.005	-1.93%	3.087	0.73%
November 2005	2.769	2.593	-6.34%	2.784	0.56%	2.704	-2.34%	2.791	0.82%
December 2005	2.804	2.647	-5.59%	2.808	0.17%	2.747	-2.01%	2.819	0.56%
In the up 100 and up 200 scenarios, the estimated market value of equity is calculated under assumed instantaneous + 100 and + 200 basis point parallel shifts in interest rates. In the down 100 and down 200 simulations, market value of equity is calculated under the assumption that interest rates instantaneously decline by 100 and 200 basis points, respectively, subject to a floor of 0.35 percent and other proportional adjustments.
A related measure of interest rate risk is duration of equity. Duration is the weighted average maturity (typically measured in months or years) of an instrument’s cash flows, weighted by the present value of those cash flows. As such, duration provides an estimate of an instrument’s sensitivity to small changes in market interest rates. The duration of assets is generally expressed as a positive figure, while the duration of liabilities is generally expressed as a negative number. The change in value of a specific instrument for given changes in interest rates will generally vary in inverse proportion to the instrument’s duration. As market interest rates decline, instruments with a positive duration are expected to increase in value, while instruments with a negative duration are expected to decrease in value. Conversely, as interest rates rise, instruments with a positive duration are expected to decline in value, while instruments with a negative duration are expected to increase in value.
The values of instruments having relatively longer (or higher) durations are more sensitive to a given interest rate movement than instruments having shorter durations; that is, risk increases as the absolute value of duration lengthens. For instance, the value of an instrument with a duration of three years will theoretically change by three percent for every one percentage point change in interest rates, while an instrument with a duration of five years will theoretically change by five percent for every one percentage point change in interest rates.
The duration of individual instruments may be easily combined to determine the duration of a portfolio of assets or liabilities by calculating a weighted average duration of the instruments in the portfolio. Such combinations provide a single straightforward metric that describes the portfolio’s sensitivity to interest rate movements. These additive properties can be applied to the assets and liabilities on the Bank’s balance sheet. The difference between the combined durations of the Bank’s assets and the combined durations of its liabilities is sometimes referred to as duration gap and provides a measure of the relative interest rate sensitivities of the Bank’s assets and liabilities.
Duration gap is a useful measure of interest rate sensitivity but does not account for the effect of leverage, or the effect of the absolute duration of the Bank’s assets and liabilities, on the sensitivity of its estimated market value of equity to changes in interest rates. The inclusion of these factors results in a measure of the sensitivity of the value of the Bank’s equity to changes in market interest rates referred to as the duration of equity. Duration of equity is the market value weighted duration of assets minus the market value weighted duration of liabilities divided by the market value of equity.
The significance of an entity’s duration of equity is that it can be used to describe the sensitivity of the entity’s market value of equity and future profitability to movements in interest rates. A duration of equity equal to zero would mean, within a narrow range of interest rate movements, that the Bank had neutralized the impact of changes in interest rates on the market value of its equity.
A positive duration of equity would mean, within a narrow range of interest rate movements, that for each one year of duration the estimated value of the Bank’s equity would be expected to decline by about 0.01 percent for every 0.01 percent change in the level of interest rates. A positive duration generally indicates that the value of the Bank’s assets is more sensitive to changes in interest rates than the value of its liabilities (i.e., that the duration of its assets is greater than the duration of its liabilities).
Conversely, a negative duration of equity would mean, within a narrow range of interest rate movements, that for each one year of negative duration the estimated value of the Bank’s equity would be expected to increase by about 0.01 percent for every 0.01 percent change in the level of interest rates. A negative duration generally indicates that the value of the Bank’s liabilities is more sensitive to changes in interest rates than the value of its assets (i.e., that the duration of its liabilities is greater than the duration of its assets).
Prior to the implementation of its new capital structure in September 2003, the Bank was required to comply with interest rate risk limits in a Financial Management Policy adopted and promulgated by the Finance Board. The Financial Management Policy included restrictions on the Bank’s interest rate risk that limited the Bank’s duration of equity in the base case to a positive or negative five years, and limited the duration of equity in plus or minus 200 basis point interest rate shock scenarios to a positive or negative seven years. The Bank was in compliance with these limits at all times they were in effect prior to the implementation of its new capital structure. The following table provides information regarding the Bank’s base case duration of equity as well as its duration of equity in up and down 100 and 200 basis point interest rate shock scenarios for each month during the period from December 2004 through December 2005.
DURATION ANALYSIS
(Expressed in Years)

	Base Case Interest Rates
	Asset	Liability	Duration	Duration	Duration of Equity
	Duration	Duration	Gap	of Equity	Up 100	Up 200	Down 100	Down 200
December 2004	0.54	(0.45)	0.09	2.25	3.17	4.10	1.49	0.67

January 2005	0.51	(0.43)	0.08	2.05	3.05	4.08	1.29	0.78
February 2005	0.50	(0.42)	0.08	2.09	3.15	4.26	1.27	0.84
March 2005	0.48	(0.40)	0.08	2.06	3.24	4.38	1.20	0.73
April 2005	0.49	(0.40)	0.09	2.22	3.42	4.62	1.39	0.97
May 2005	0.48	(0.38)	0.10	2.29	3.40	4.62	1.55	1.27
June 2005	0.45	(0.38)	0.07	1.93	2.99	4.17	1.12	0.89
July 2005	0.43	(0.36)	0.07	1.87	3.49	4.46	1.04	0.80
August 2005	0.42	(0.36)	0.07	1.75	3.26	4.09	1.01	0.84
September 2005	0.41	(0.40)	0.02	0.79	2.40	3.26	(0.20)	(0.53)
October 2005	0.43	(0.39)	0.04	1.21	2.90	3.90	0.07	(0.34)
November 2005	0.49	(0.43)	0.05	1.25	3.67	4.77	(0.01)	(0.45)
December 2005	0.43	(0.40)	0.04	1.25	3.25	4.77	(0.18)	(0.45)
In the up 100 and up 200 scenarios, the duration of equity is calculated under assumed instantaneous +100 and +200 basis point parallel shifts in interest rates. In the down 100 and down 200 simulations, duration of equity is calculated under the assumption that interest rates instantaneously decline by 100 or 200 basis points, respectively, subject to a floor of 0.35 percent and other proportional adjustments.
Interest Rate Risk Components
The Bank manages the interest rate risk of a significant percentage of its assets and liabilities on a transactional basis. Using interest rate exchange agreements, the Bank pays (in the case of an asset) or receives (in the case of a liability) a coupon that is identical or nearly identical to the balance sheet item, and receives or pays, respectively, a floating rate typically indexed to LIBOR in return. The combination of the interest rate exchange agreement with the balance sheet item has the effect of reducing the duration of the asset or liability to the term to maturity of the LIBOR index, which is typically either one month or three months. After converting the assets and liabilities to LIBOR, the Bank can then focus on managing the spread between the assets and liabilities while remaining relatively insensitive to overall movements in market interest rates. The mismatch between the average time to repricing of the assets and the liabilities converted to floating rates in this manner can, however, cause the Bank’s duration of equity to fluctuate by as much as 0.50 years from month to month.
In the normal course of business, the Bank also acquires assets whose structural characteristics and/or size limit the Bank’s ability to enter into interest rate exchange agreements having mirror image cash flows. These assets include fixed rate, fixed-schedule, amortizing advances and mortgage-related assets. The Bank manages the interest rate risk of these assets by issuing non-callable and callable liabilities, and by entering into interest rate exchange agreements that are not designated against specific assets or liabilities for accounting purposes (stand-alone derivatives). These hedging transactions serve to preserve the value of the asset and minimize the impact of changes in interest rates on the spread between the asset and liability due to maturity mismatches.
In the normal course of business, the Bank may issue fixed rate advances in relatively small blocks (e.g., $1.0 — $5.0 million) that are too small to efficiently hedge on an individual basis. These advances may require repayment of the entire principal at maturity or may have fixed amortization schedules that require repayment of portions of the original principal each month or at other specified intervals over their term. This activity tends to extend the Bank’s duration of equity. To hedge this risk, the Bank periodically evaluates the volume of such advances and issues a corresponding amount of fixed rate debt with similar maturities or enters into interest rate swaps to offset the interest rate risk created by the pool of fixed rate assets.
As of December 31, 2005, the Bank also holds approximately $7.2 billion of floating rate CMOs that reset monthly in accordance with one month LIBOR, but that contain terms that will cap their interest rates at levels predominantly between 7.0 and 8.0 percent. To offset a portion of the potential risk that the coupon on these securities might hit their caps at some point in the future, the Bank currently holds a total of $4.9 billion of stand-alone interest rate caps with strike rates of 7.0, 7.5 and 8.0 percent and maturities ranging from 2006 to 2011. The Bank periodically evaluates the residual risk of the caps embedded in the CMOs and determines whether to purchase additional caps. During the years ended December 31, 2004 and 2003, the Bank purchased caps with notional balances totaling $1.2 billion and $1.0 billion, respectively, which have strike rates of 7.0 percent and 8.0 percent, respectively. During the year ended December 31, 2005, no stand-alone interest rate caps were purchased. In February 2006, the Bank purchased a cap with a notional balance of $1.0 billion and a strike rate of 7.0 percent.
In addition, the Bank holds a portfolio of mortgage loans acquired through the MPF program which are funded with a combination of floating and fixed rate, callable and non-callable debt. In order to more fully hedge the prepayment risk associated with these loans and offset the fair value losses that would have occurred on these loans had interest rates fallen, the Bank previously held interest rate floors as described below.
From time to time, albeit very infrequently, as the risk being hedged by such derivative positions materializes, the Bank may terminate, liquidate, or restructure the instrument(s) hedging the risk. This was the case in 2002 as declining market interest rates accelerated prepayments on the Bank’s fixed rate mortgage portfolio, shortening the maturity of the portfolio relative to the fixed rate debt issued to fund the portfolio. To reduce the effects of replacing relatively higher yielding mortgage assets with lower yielding ones, the Bank terminated $350 million of interest rate floors. Simultaneous with the termination of the interest rate floor agreements, the Bank purchased a $500 million interest rate floor with a strike rate reflecting the prevailing lower level of market interest rates, reducing the Bank’s exposure to further declines in interest rates. Although market rates remained low subsequent to the Bank’s purchase of the $500 million floor agreement, mortgage loan prepayments were less than the Bank would have anticipated in the relatively low interest rate environment. Based on this evidence that its fixed rate mortgage portfolio had become relatively insensitive to declining interest rates, the Bank determined that the interest rate floor was no longer needed and the position was terminated in 2004.
In practice, management analyzes a variety of factors in order to assess the suitability of the Bank’s interest rate exposure within the established risk limits. These factors include current and projected market conditions, including possible changes in the level, shape, and volatility of the term structure of interest rates, possible changes to the composition of the Bank’s balance sheet, and possible changes in the delivery channels for the Bank’s assets, liabilities, and hedging instruments. These same variables are also included in the Bank’s income modeling processes. While management considered the Bank’s interest rate risk profile to be appropriate given market conditions during 2003, 2004 and 2005, the Bank may adjust its exposure to market interest rates based on the results of its analyses of the impact of these conditions on future earnings.
As noted above, the Bank typically manages interest rate risk on a transaction by transaction basis as much as possible. To the extent that the Bank finds it necessary or appropriate to modify its interest rate risk position, it would normally do so through one or more cash or related interest rate derivative transactions, or a combination of both. For instance, if the Bank wished to shorten its duration of equity, it would typically do so by issuing additional fixed rate debt with maturities that correspond to the maturities of specific assets or pools of assets that have not previously been hedged. This same result might also be implemented by executing one or more interest rate swaps to convert specific assets from a fixed rate to a floating rate of interest. A similar approach would be taken if the Bank determined it was appropriate to extend rather than shorten its duration.
Counterparty Credit Risk
By entering into interest rate exchange agreements, the Bank generally converts a defined market risk to the risk that the counterparty will not be able to fulfill its obligation in the future. The Bank manages this credit risk by spreading its transactions among many highly rated counterparties, by entering into collateral exchange agreements with all counterparties that include minimum collateral thresholds based on credit ratings, and by monitoring its exposure to each counterparty at least monthly. In addition, all of the Bank’s collateral exchange agreements include master netting arrangements whereby the fair values of all interest rate derivatives with each counterparty are offset for purposes of determining credit exposure. The collateral exchange agreements require the delivery of collateral generally consisting of very liquid, highly rated asset types if maximum credit risk exposures rise above the minimum thresholds. The maximum credit risk exposure is the cost, on a present value basis, of replacing at current market rates all interest rate exchange agreements with a counterparty with whom the Bank is in a net gain position. In accordance with these agreements, the maximum unsecured credit exposure that the Bank would have to any counterparty rated below A3 is $1 million.
As of December 31, 2005 and 2004, the Bank had outstanding interest rate derivative contracts with 19 and 20 different counterparties, respectively, all of which had long-term credit ratings of A3 or higher. None of these counterparties are member institutions, and none were affiliated with a member prior to March 31, 2005. An affiliate of one of the Bank’s counterparties acquired a member institution on March 31, 2005. The Bank has continued to enter into interest rate exchange agreements with that counterparty in the normal course of business and under the same terms and conditions since that acquisition was completed.
A large percentage of the transactions, representing 90 percent and 92 percent, respectively, of the notional principal of the derivatives and 100 percent of the maximum credit exposure, were with counterparties having ratings of Aa3 or higher. As of December 31, 2005 and 2004, the Bank’s maximum credit exposure to its interest rate derivative counterparties was $0.6 million and $16.8 million, respectively. At December 31, 2005, the Bank held $0.4 million of collateral and had rights to an additional $0.2 million of collateral which was not yet received, reducing the maximum credit exposure to zero. At December 31, 2004, the Bank held $11.4 million of collateral and had rights to an additional $5.4 million of collateral which was not yet received, reducing the maximum credit exposure to zero. The credit ratings referred to above were provided by Moody’s. The following table provides additional information regarding the Bank’s derivative counterparty credit exposure as of December 31, 2005 and 2004.

DERIVATIVES COUNTERPARTY CREDIT EXPOSURE
(Dollars in millions)

Credit	Number of	Notional	Maximum Credit	Collateral	Collateral	Net Exposure
Rating(1)	Counterparties	Principal(2)	Exposure	Held	Due(3)	After Collateral

December 31, 2005
Aa(4)	17	$41,885.8	$0.6	$0.4	$0.2	$—
A	2	4,873.1	—	—	—	—

Total	19	$46,758.9	$0.6	$0.4	$0.2	$—

December 31, 2004
Aaa	1	$3.4	$—	$—	$—	$—
Aa	17	59,483.0	16.8	11.4	5.4	—
A	2	4,878.4	—	—	—	—

Total	20	$64,364.8	$16.8	$11.4	$5.4	$—

(1)	Credit ratings provided by Moody’s.

(2)	Includes amounts that had not settled as of December 31, 2005 and 2004.

(3)	Amount of collateral to which the Bank had contractual rights under counterparty credit agreements based on December 31, 2005 and 2004 credit exposures. Collateral valued at $4.8 million was delivered under these agreements in January 2005. No collateral was delivered under these agreements in January 2006 as the amount due was less than the minimum call amount.

(4)	The figures for Aa-rated counterparties as of December 31, 2005 include transactions with one counterparty that became affiliated with a member institution in 2005. Transactions with that counterparty as of December 31, 2005 had an aggregate notional principal of $2.6 billion and represented no credit exposure to the Bank as of that date.

ITEM 3. PROPERTIES
The Bank owns a 159,000 square foot office building located at 8500 Freeport Parkway South, Irving, Texas. The Bank occupies approximately 72,000 square feet of space in this building.
The Bank also maintains a leased off-site business resumption facility comprising approximately 18,000 square feet of space.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The Bank has only one class of stock authorized and outstanding, Class B Capital Stock, $100 par value per share. The Bank is a cooperative and all of its outstanding capital stock is owned by its members or, in some cases, by former members or non-member institutions that have acquired stock by virtue of acquiring member institutions. All stockholders are financial institutions. No individual owns any of the Bank’s capital stock. As a condition of membership, members are required to maintain an investment in the capital stock of the Bank that is equal to a percentage of the member’s total assets, subject to minimum and maximum thresholds. Members are required to hold additional amounts of capital stock based upon an activity-based investment requirement. Financial institutions that cease to be members are required to continue to comply with the Bank’s activity-based investment requirement until such time that the activities giving rise to the requirement have been fully extinguished.
As provided by statute, the only voting rights conferred upon the Bank’s members is for the election of directors. In accordance with the FHLB Act and Finance Board regulations, members elect a majority of the Bank’s Board of Directors. The remaining directors are appointed by the Finance Board. Under the statute and regulations, each elective directorship is designated to one of the five states in the Bank’s district and a member is entitled to vote only for candidates for the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation. Under this limitation, the total number of votes that a member may cast is limited to the average number of shares of the Bank’s capital stock that were required to be held by all members in that state as of the record date for voting. Non-member stockholders are not entitled to cast votes for the election of directors.
As of March 31, 2006, there were 25,043,088 shares of the Bank’s capital stock (including mandatorily redeemable capital stock) outstanding. The following table sets forth certain information with respect to each member or non-member institution that beneficially owned more than 5% of the Bank’s outstanding capital stock as of March 31, 2006. Each stockholder has sole voting and investment power for all shares shown (subject to the restrictions described above), none of which represent shares with respect to which the stockholder has a right to acquire beneficial ownership.
Beneficial Owners of More than 5% of the Bank’s Outstanding Capital Stock

		Percentage of
	Number of Shares	Outstanding Shares
Name and Address of Beneficial Owner	Owned	Owned
World Savings Bank, FSB Texas	5,469,168	21.84%
2085 Westheimer Road, Houston, TX 77098

Guaranty Bank	3,029,867	12.10%
8333 Douglas Avenue, Dallas, TX 75225

Washington Mutual Bank (non-member)	2,160,999	8.63%
400 East Main Street, Stockton, CA 95290
The Bank does not offer any type of compensation plan under which its equity securities are authorized to be issued to any person. Eleven of the Bank’s 19 directorships are held by elected directors who by law must be officers or directors of a member of the Bank. The following table sets forth, as of March 31, 2006, the number of shares owned beneficially by members that have one of their officers or directors serving as a director of the Bank and the name of the director of the Bank who is affiliated with each such member. Each stockholder has sole voting and investment power for all shares shown (subject to the restrictions described above), none of which represent shares with respect to which the stockholder has a right to acquire beneficial ownership.
Security Ownership of Directors’ Financial Institutions

	Bank Director	Number	Percentage of
	Affiliated with	of Shares	Outstanding Shares
Name and Address of Beneficial Owner	Beneficial Owner	Owned	Owned
Southside Bank	Lee R. Gibson	290,445	1.16%
1201 South Beckham, Tyler, TX 75701

Charter Bank	Robert Wertheim	228,871	*
1881 St. Michael’s Drive, Santa Fe, NM 87501

Colonial Savings, F.A.	James E. DuBose	173,234	*
2600 West Freeway, Fort Worth, TX 76102

State-Investors Bank	Anthony S. Sciortino	19,245	*
1041 Veterans Boulevard, Metairie, LA 70005

Texas Bank and Trust Company	Howard R. Hackney	12,206	*
300 East Whaley, Longview, TX 75601

Pine Bluff National Bank	Charles G. Morgan, Jr.	10,046	*
912 Poplar Street, Pine Bluff, AR 71601

Planters Bank and Trust Company	James H. Clayton	8,651	*
212 Catchings Street, Indianola, MS 38751

Citizens National Bank of Bossier City	Will C. Hubbard	8,459	*
2711 East Texas Street, Bossier City, LA 71171

First National Banker’s Bank	Will C. Hubbard	7,934	*
7813 Office Park Boulevard, Baton Rouge, LA 70809

Omnibank, N.A.	Chesley N. Brooks, Jr.	7,391	*
4328 Old Spanish Trail, Houston, TX 77021

American National Bank	John B. Stahler	6,913	*
2732 Midwestern Parkway, Wichita Falls, TX 76308

First-Lockhart National Bank	Melvin H. Johnson, Jr.	2,827	*
111 S. Main Street, Lockhart, TX 78644

All Directors’ Financial Institutions as a group		776,222	3.10%

*	Indicates less than one percent ownership.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS
Directors
The Bank’s Board of Directors is comprised of 19 directorships. Eleven directors are elected by the Bank’s member institutions and eight directors are appointed by the Finance Board. Currently, five appointive directorships are vacant.
Each year the Finance Board designates the number of elective directorships for each state in the Bank’s district. The Finance Board allocates the elective directorships among the states in the Bank’s district as follows: (1) one elective directorship is allocated to each state; (2) if the total number of elective directorships allocated pursuant to clause (1) is less than eight, the Finance Board allocates additional elective directorships among the states using the method of equal proportions (which is the same equal proportions method used to apportion seats in the House of Representatives among states) until the total allocated for the Bank equals eight; (3) if the number of elective directorships allocated to any state pursuant to clauses (1) and (2) is less than the number that was allocated to that state on December 31, 1960, the Finance Board allocates such additional elective directorships to that state until the total allocated to that state equals the number allocated to that state on December 31, 1960; and (4) after consultation with the Bank, the Finance Board may approve additional discretionary elective directorships. The Finance Board’s annual designation of the Bank’s elective directorships for 2006 was as follows: Arkansas — 1; Louisiana — 2 (the grandfather provision in clause (3) of the preceding sentence guarantees Louisiana two of the elective directorships in the Bank’s district); Mississippi — 1; New Mexico — 1; and Texas — 6 (the number of elective directorships for Texas includes two discretionary elective directorships).
To be eligible to serve as an elected director, a candidate must be: (1) a citizen of the United States and (2) an officer or director of a member institution that is located in the represented state and that meets all of the minimum capital requirements established by its federal or state regulator. For purposes of election of directors, a member is deemed to be located in the state in which a member’s principal place of business is located as of December 31 of the calendar year immediately preceding the election year (“Record Date”). A member’s principal place of business is the state in which such member maintains its home office as established in conformity with the laws under which it is organized; provided, however, a member may request in writing to the FHLBank in the district where such member maintains its home office that a state other than the state in which it maintains its home office be designated as its principal place of business. Within 90 calendar days of receipt of such written request, the board of directors of the FHLBank in the district where the member maintains its home office shall designate a state other than the state where the member maintains its home office as the member’s principal place of business, provided all of the following criteria are satisfied: (a) at least 80 percent of such member’s accounting books, records, and ledgers are maintained, located or held in such designated state; (b) a majority of meetings of such member’s board of directors and constituent committees are conducted in such designated state; and (c) a majority of such member’s five highest paid officers have their place of employment located in such designated state.
Candidates for elective directorships are nominated by members located in the state to be represented by that particular directorship. In certain cases, it is possible for directors to be elected without a vote, such as when the number of nominees from a state is equal to or less than the number of directorships to be filled from that state. In that case, the Bank shall notify the members in the affected voting state in writing (in lieu of providing a ballot) that the directorships are to be filled without an election due to a lack of nominees.
For each directorship that is to be filled in an election, each member institution that is located in the state to be represented by the directorship is entitled to cast one vote for each share of capital stock that the member was required to hold as of the Record Date; provided, however, that the number of votes that any member may cast for any one directorship cannot exceed the average number of shares of capital stock that are required to be held as of the Record Date by all members located in the state to be represented. The effect of limiting the number of shares that a member may vote to the average number of shares required to be held by all members in the member’s state is generally to equalize voting rights among members. Members required to hold the largest number of shares above the average generally have proportionately less voting power, and members required to hold a number of shares closer to or below such average have proportionately greater voting power than would be the case if each member were entitled to cast one vote for each share of stock it was required to hold. A member may not split its votes among multiple nominees for a single directorship, nor, where there are multiple directorships to be filled for a voting state, may it cumulatively vote for a single nominee. Any ballots cast in violation of these restrictions shall be void.
No shareholder meetings are held for the election of directors; the entire election process is conducted by mail. The Bank’s Board of Directors does not solicit proxies, nor are member institutions permitted to solicit or use proxies to cast their votes in an election. No director, officer, employee, attorney or agent of the Bank may, directly or indirectly, support the nomination or election of a particular individual for an elective directorship. In the event of a vacancy in any elective directorship, such vacancy is to be filled by an affirmative vote of a majority of the Bank’s remaining directors, regardless of whether such remaining directors constitute a quorum of the Bank’s Board of Directors. A director so elected shall satisfy the requirements for eligibility which were applicable to his predecessor.
To be eligible to serve as an appointed director, a person must be: (1) a citizen of the United States and (2) a resident in the Bank’s district. Additionally, an appointed director is prohibited from serving as an officer of any FHLBank or as a director or officer of a member of any FHLBank. Lastly, an appointed director is prohibited from holding shares or any other financial interest in a member of any FHLBank. By statute, at least two of the appointed directors must be representatives from organizations with more than a two-year history of representing consumer or community interests on banking services, credit needs, housing, or financial consumer protections. In the event of a vacancy in any appointive directorship, such vacancy is to be filled through appointment by the Finance Board for the unexpired term.
Directors serve three-year terms that commence on January 1 and end on December 31. Elected directors cannot serve more than three consecutive terms. There is no limit on the number of terms that an appointed director can serve.
The following table sets forth certain information regarding each of the Bank’s directors (ages are as of March 31, 2006):

		Director	Expiration of	Board
Name	Age	Since	Term as Director	Committees
Chesley N. Brooks, Jr., Chairman (Elected)	65	1998	2006	(a)(b)(c)(d)(e)(f)
Mary E. Ceverha, Vice Chairman (Appointed)	61	2004	2006	(a)(b)(c)(d)(e)(f)
Sarah S. Agee (Appointed)	60	2004	2006	(a)(d)
Bobby L. Chain (Appointed)	76	2004	2006	(b)(c)
James H. Clayton (Elective directorship)	54	2005	2007	(d)(e)
James E. DuBose (Elected)	49	2003	2006	(a)(c)
Lee R. Gibson (Elected)	49	2002	2008	(b)(c)(f)
Howard R. Hackney (Elected)	66	2003	2008	(a)(b)
Will C. Hubbard (Elected)	59	2002	2008	(d)(e)(f)
Melvin H. Johnson, Jr. (Elected)	64	2006	2008	(d)(e)
Charles G. Morgan, Jr. (Elected)	44	2004	2006	(a)(e)
Anthony S. Sciortino (Elected)	58	2003	2006	(c)(d)(f)
John B. Stahler (Elected)	57	2001	2007	(a)(b)(f)
Robert Wertheim (Elected)	73	2002	2007	(c)(e)(f)

(a)	Member of Risk Management Committee

(b)	Member of Audit Committee

(c)	Member of Human Resources Committee

(d)	Member of Government Relations Committee

(e)	Member of Affordable Housing and Economic Development Committee

(f)	Member of Executive Committee
Chesley N. Brooks, Jr. is Chairman of the Board of Directors of the Bank and has served in that capacity since February 2005. Mr. Brooks has served as Chairman and Chief Executive Officer of Omnibank, N.A., a member of the Bank, since 1978. He joined Omnibank (Houston, Texas) in 1974. From 1994 to 1999, Mr. Brooks served on the Board of Directors of the Texas Bankers Association (TBA). From 1998 to 1999, he served on the TBA’s Executive Committee and as Chairman of its Government Relations Council. He currently serves on the Federal

Home Loan Bank Committee of the American Bankers Association, the Legislative Committee of the Independent Bankers Association of Texas, and on the Council of Federal Home Loan Banks. Mr. Brooks currently serves as Chairman of the Executive Committee of the Bank’s Board of Directors. Previously, he served as Chairman of the Government Relations Committee of the Bank’s Board of Directors.
Mary E. Ceverha is Vice Chairman of the Board of Directors of the Bank and has served in that capacity since December 2005. From January 2005 to December 2005, she served as Acting Vice Chairman of the Board of Directors of the Bank. From 2001 to 2005, Ms. Ceverha served as a director and president of Trinity Commons, Inc. From 2001 to 2004, she also served as a director and president of Trinity Commons Foundation, Inc. Founded by Ms. Ceverha in 2001, these not-for-profit enterprises were organized to coordinate fundraising and other activities relating to the construction of the Trinity River Project in Dallas, Texas. She remains active in the foundation’s fundraising efforts. Ms. Ceverha currently serves on the Council of Federal Home Loan Banks and the boards of the Greater Dallas Planning Council and the President’s Council for the University of Texas Southwestern Medical Center, which raises funds for medical research. She is a former board member and president of Friends of Fair Park, a non-profit citizens group dedicated to the preservation of Fair Park, a national historic landmark in Dallas, Texas. From 1995 to 2004, she served on the Texas State Board of Health. Ms. Ceverha also serves as Vice Chairman of the Executive Committee of the Bank’s Board of Directors.
Sarah S. Agee served as an elected representative in the Arkansas House of Representatives from 1999 to 2004. From 2001 to 2004, she served on the legislature’s State Agencies and Governmental Affairs Committee. In 2003 and 2004, Ms. Agee served as the committee’s chairman. Since January 1, 2005, Ms. Agee has served as a policy advisor to the governor of Arkansas and as his liaison to the state legislature. In addition, she operates a family farm and cattle-raising operation in Northwest Arkansas. Ms. Agee previously served on the Prairie Grove School Board and Prairie Grove Police Committee. She currently serves as Vice Chairman of the Government Relations Committee of the Bank’s Board of Directors.
Bobby L. Chain is the founder, Chairman and Chief Executive Officer of Chain Electric Company, a multi-state commercial, industrial and utility contractor in Hattiesburg, Mississippi. He has served as Chairman and Chief Executive Officer since 1994. Prior to that, he served as President and Chief Executive Officer from the company’s inception in 1955 until 1994. Mr. Chain currently serves as Vice Chairman of the Human Resources Committee of the Bank’s Board of Directors.
James H. Clayton serves as Chairman and Chief Executive Officer of Planters Bank and Trust Company in Indianola, Mississippi. Mr. Clayton joined Planters Bank and Trust Company, a member of the Bank, in 1976 and has served as Chairman and Chief Executive Officer since 2003. From 1984 to 2003, he served as President and Chief Executive Officer. Mr. Clayton also serves as a director of Planters Holding Company. Mr. Clayton is a past president of the Indianola Chamber of Commerce and he currently serves as treasurer of the Mississippi Bankers Association. He also serves on the Government Relations Council of the American Bankers Association (ABA) and is a member of its BankPac Committee. In February 2005, Mr. Clayton was appointed by the Bank’s Board of Directors to fulfill the unexpired term of an elected director representing Mississippi. He currently serves as Vice Chairman of the Affordable Housing and Economic Development Committee of the Bank’s Board of Directors.
James E. DuBose has served as President of Colonial Savings, F.A., in Fort Worth, Texas since 1995. He joined Colonial Savings, a member of the Bank, in 1983. Mr. DuBose currently serves on the Board of Governors of the Mortgage Bankers Association of America.
Lee R. Gibson serves as Executive Vice President and Chief Financial Officer of Southside Bank (a member of the Bank) and its publicly traded holding company, Southside Bancshares, Inc. (Tyler, Texas). He has served as Executive Vice President since 1990 and as Chief Financial Officer since 2000. Mr. Gibson also serves as a director of Southside Bank. Before joining Southside Bank in 1984, Mr. Gibson served as an auditor for Ernst & Young. Mr. Gibson currently serves on the Executive Board of the East Texas Area Council of Boy Scouts and as Chairman of the Bank’s Audit Committee. He is a Certified Public Accountant.
Howard R. Hackney is a director of Texas Bank and Trust Company in Longview, Texas (a member of the Bank). From 1995 until his retirement in May 2004, Mr. Hackney served as President of Texas Bank and Trust Company. Since May 2004, he has provided consulting services to Texas Bank and Trust Company. In May 2005, Mr.

Hackney was appointed to serve on the board of directors of Martin Midstream GP LLC, the general partner of Martin Midstream Partners L.P., a publicly traded master limited partnership. He also serves as Vice Chairman of the East Texas Corridor Council. Mr. Hackney previously served on the boards of directors of the Good Shepherd Medical Center and the Sabine Valley MHMR Foundation. He currently serves as Vice Chairman of the Bank’s Audit Committee.
Will C. Hubbard has served as President and Chief Executive Officer of Citizens National Bank of Bossier City, a member of the Bank, since 1990. Mr. Hubbard is a past president of the Louisiana Bankers Association and he currently serves on the board of directors of First National Banker’s Bank (“First National”) in Baton Rouge, Louisiana. First National is also a member of the Bank. Mr. Hubbard currently serves on the boards of directors of the Community Bankers of Louisiana and the Greater Bossier Economic Development Foundation. He also serves as Chairman of the Affordable Housing and Economic Development Committee of the Bank’s Board of Directors.
Melvin H. Johnson, Jr. has served as a board member, President and Chief Executive Officer of First-Lockhart National Bank (“First-Lockhart”) in Lockhart, Texas since 1997. Mr. Johnson also serves as a director and President of Lockhart Bankshares—Texas, Inc., First-Lockhart’s privately held holding company. Before joining First-Lockhart, a member of the Bank, he served as President and Senior Lending Officer for Citizens State Bank in Ganado, Texas from 1994 to 1997. Mr. Johnson is a past president of the South Central Texas Bankers Association and he previously served on the boards of directors of the Independent Bankers Association of Texas and the Lockhart Chamber of Commerce. He is a Certified Lender — Business Banker.
Charles G. Morgan Jr. serves as President and Chief Operating Officer of Pine Bluff National Bank in Pine Bluff, Arkansas. Mr. Morgan joined Pine Bluff National Bank, a member of the Bank, in 1987 and has served as President and Chief Operating Officer since February 2005. From 1997 to February 2005, he served as Executive Vice President. Mr. Morgan currently serves on the boards of directors of the Jefferson Hospital Association, the Jefferson Regional Medical Center, and the United Way of Southeast Arkansas and as Chairman of the Economic Development Alliance of Jefferson County. He is a past chairman of the Greater Pine Bluff Chamber of Commerce. Mr. Morgan also serves as Vice Chairman of the Risk Management Committee of the Bank’s Board of Directors.
Anthony S. Sciortino has served as a board member, President and Chief Executive Officer of State-Investors Bank in Metairie, Louisiana since 1985. He joined State-Investors Bank, a member of the Bank, in 1975. Mr. Sciortino currently serves on the boards of directors of the New Orleans Area Habitat for Humanity and the Better Business Bureau of Greater New Orleans, and is a past chairman and current board member of the Community Bankers of Louisiana. He also serves as Chairman of the Government Relations Committee of the Bank’s Board of Directors. Mr. Sciortino previously served as a director of the Bank from 1990 to 1996.
John B. Stahler has served as a board member, President and Chief Executive Officer of American National Bank in Wichita Falls, Texas since 1979. He joined American National Bank (“ANB”), a member of the Bank, in 1976. Mr. Stahler also serves as a director and President of AmeriBancShares, Inc., ANB’s privately held holding company. He is a past president of the Texas Bankers Association and has served on the ABA’s Government Relations Committee and its BankPac Committee. Mr. Stahler currently serves as Chairman of the Risk Management Committee of the Bank’s Board of Directors.
Robert Wertheim has served as Chairman and Chief Executive Officer of Charter Companies, Inc. since 1976 and as Chairman of its affiliates (Charter Bank, a member of the Bank, Charter Mortgage Company and Charter Insurance Services, Inc.) since 1986. Mr. Wertheim also served as President of Charter Companies, Inc. from 1976 until 2000 and as President and Chief Executive Officer of Charter Bank from 1986 to 2001. He also served as President and Chief Executive Officer of Charter Mortgage Company from 1986 to 1992 and as its Chief Executive Officer from 1992 until 2000. Previously, Mr. Wertheim served on the Board of Governors and Executive Committee of the Mortgage Bankers Association of America and on the Board of Directors of Presbyterian Healthcare Services. He currently serves on the National Advisory Board of the Anderson School of Management at the University of New Mexico and as Chairman of the Human Resources Committee of the Bank’s Board of Directors. Mr. Wertheim is a Certified Mortgage Banker.

Executive Officers
Set forth below is certain information regarding the Bank’s executive officers (ages are as of March 31, 2006). The executive officers serve at the discretion of, and are elected annually by, the Bank’s Board of Directors.

Name	Age	Position Held	Officer Since
Terry Smith	49	President and Chief Executive Officer	1986
Robert Brick	55	Senior Vice President and Chief Risk Officer	2004
Paul Joiner	53	Senior Vice President and Chief Strategy Officer	1986
Karen Krug	47	Senior Vice President, Chief Administrative Officer and Corporate Secretary	2002
Tom Lewis	43	Senior Vice President and Chief Accounting Officer	2003
Nancy Parker	53	Senior Vice President and Chief Information Officer	1994
Michael Sims	40	Senior Vice President and Chief Financial Officer	1998
Earl Willey	57	Vice President and Director of Internal Audit	2003
Terry Smith serves as President and Chief Executive Officer of the Bank and has served in such capacity since August 2000. Prior to that, he served as Executive Vice President and Chief Operating Officer of the Bank, responsible for the financial and risk management, credit and collateral, financial services, accounting, and information systems functions. Mr. Smith joined the Bank in January 1986 to coordinate the hedging and asset/liability management functions, and was promoted to Chief Financial Officer in 1988. He served in that capacity until his appointment as Chief Operating Officer in 1991. Mr. Smith currently serves as Vice Chairman of the Board of Directors of the FHLBanks’ Office of Finance and as Chairman of the Audit Committee of the FHLBanks’ Office of Finance. He also serves on the Council of Federal Home Loan Banks and the Board of Directors of the Pentegra Defined Benefit Plan for Financial Institutions.
Robert Brick serves as Senior Vice President and Chief Risk Officer of the Bank. He joined the Bank in March 2004 as Vice President and Chief Risk Officer and was promoted to Senior Vice President in May 2005. In his capacity as Chief Risk Officer, Mr. Brick is responsible for the Bank’s risk management functions and regulatory compliance. Before joining the Bank, Mr. Brick served as Assistant Director of Operations for the Office of Thrift Supervision for over 14 years (from October 1989 to March 2004). At the Office of Thrift Supervision, he was responsible for the examination and regulatory supervision of federally insured thrifts in Texas, Oklahoma, Louisiana, Mississippi and Tennessee.
Paul Joiner serves as Senior Vice President and Chief Strategy Officer for the Bank. In this role, Mr. Joiner has responsibility for corporate planning and research, including market research and analysis. He joined the Bank in August 1983 and served in various marketing and financial positions prior to his appointment as Director of Research and Planning in September 1999. Mr. Joiner served as a Vice President of the Bank from 1986 until 1993. In 1993, he was promoted to Senior Vice President. In February 2005, Mr. Joiner was appointed Chief Strategy Officer.
Karen Krug serves as Senior Vice President, Chief Administrative Officer and Corporate Secretary and has served in that capacity since August 2002. She has responsibility for corporate administration, including human resources, legal, government relations and corporate communications. In February 2005, Ms. Krug’s responsibilities were expanded to include community investment. She previously held various administrative positions with the Bank from 1983 through 1993. From 1997 to August 2002, Ms. Krug served as Director of Corporate Strategy & Communications and Assistant Corporate Secretary for Campbell-Ewald, a national advertising and communications firm.
Tom Lewis serves as Senior Vice President and Chief Accounting Officer of the Bank. He joined the Bank in January 2003 as Vice President and Controller and was promoted to Senior Vice President in April 2004 and to Chief Accounting Officer in February 2005. From May 2002 through December 2002, Mr. Lewis served as Senior Vice President and Chief Financial Officer for Trademark Property Company (“Trademark”), a privately held commercial real estate developer. Prior to joining Trademark, Mr. Lewis served as Senior Vice President, Chief Financial Officer and Controller for AMRESCO Capital Trust (“AMCT”), a publicly traded real estate investment trust, from February 2000 to May 2002. From the company’s inception in 1998 until February 2000, he served as Vice President and Controller of AMCT. Mr. Lewis is a Certified Public Accountant.
Nancy Parker serves as Senior Vice President and Chief Information Officer of the Bank. Ms. Parker has served as Chief Information Officer since January 1999. In addition to information technology, Ms. Parker oversees banking operations, production support services, security, and property and facilities management. She joined the Bank in February 1987 as a Senior Systems Analyst, and was promoted to Financial Systems Manager in 1991 and to Information Technology Director in 1993. Ms. Parker served as a Vice President of the Bank from 1994 to 1996. In 1996, she was promoted to Senior Vice President. In February 2005, Ms. Parker’s responsibilities were expanded to include banking operations.
Michael Sims serves as Senior Vice President and Chief Financial Officer of the Bank. Prior to his appointment as Chief Financial Officer in February 2005, Mr. Sims served as Treasurer of the Bank. From February 2005 to February 2006, he served as both Chief Financial Officer and Treasurer of the Bank. Mr. Sims joined the Bank in 1989 and has served in various financial and asset/liability management positions during his tenure with the institution. Since November 1998, he has had overall responsibility for the Bank’s treasury operations. In February 2005, Mr. Sims’ responsibilities were expanded to include member sales. Mr. Sims served as a Vice President of the Bank from 1998 to 2001. In 2001, he was promoted to Senior Vice President.
Earl Willey serves as Vice President and Director of Internal Audit. Mr. Willey joined the Bank in April 2003. From August 1999 through March 2003, Mr. Willey served as Senior Vice President and Director of Internal Audit for Local Oklahoma Bank, N.A. Prior to joining Local Oklahoma Bank, he served briefly as Director of Internal Audit for the Federal Home Loan Bank of Topeka and as Operations Manager for Bank One, Oklahoma. Before that, Mr. Willey spent over 15 years as the Director of Internal Audit for Liberty Bank, N.A. Mr. Willey is a Certified Internal Auditor and Certified Information Systems Auditor.
Relationships
There are no family relationships among any of the Bank’s directors or executive officers. Except as described above, none of the Bank’s directors hold directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which that director or executive officer was selected.

ITEM 6. EXECUTIVE COMPENSATION
The following table sets forth the compensation of the President/Chief Executive Officer and the next four highest paid executive officers of the Bank (the “named executive officers”) for the year ended December 31, 2005. The Bank does not provide any form of equity or long-term incentive compensation to its named executive officers.

	Annual Compensation
			Other Annual	All Other
Name and Principal Position	Salary ($)	Bonus ($)	Compensation ($)	Compensation ($)
Terry Smith, President/Chief Executive Officer	543,375	227,821	8,188 (1)	208,987 (2)

Nancy Parker, SVP/Chief Information Officer	228,500	75,661	—	61,980 (3)

Michael Sims, SVP/Chief Financial Officer	222,000	73,509	—	42,753 (4)

Tom Lewis, SVP/Chief Accounting Officer	205,000	77,880	—	25,253 (5)

Paul Joiner, SVP/Chief Strategy Officer	207,500	68,708	—	38,579 (6)

(1)	Represents amounts reimbursed for the payment of taxes.

(2)	Includes $153,260 of Bank contributions to qualified and non-qualified vested and unvested defined contribution plans, $52,727 of payouts for unused vacation and sick leave and $3,000 relating to the termination of an annuity benefit option that was available to the executive officer under the terms of a prior non-qualified defined contribution plan.

(3)	Includes $39,489 of Bank contributions to qualified and non-qualified vested and unvested defined contribution plans, and $22,491 of payouts for unused vacation and sick leave.

(4)	Includes $21,844 of Bank contributions to qualified and non-qualified vested and unvested defined contribution plans, and $20,909 of payouts for unused vacation and sick leave.

(5)	Includes $12,630 of Bank contributions to qualified and non-qualified vested and unvested defined contribution plans, and $12,623 of payouts for unused vacation.

(6)	Includes $23,825 of Bank contributions to qualified and non-qualified vested and unvested defined contribution plans, $11,754 of payouts for unused vacation and sick leave and $3,000 relating to the termination of an annuity benefit option that was available to the executive officer under the terms of a prior non-qualified defined contribution plan.
Pension Plan
The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (formerly known as the Financial Institutions Retirement Fund), a qualified multiemployer defined benefit pension plan. The following table reflects estimated annual benefits payable from the Pentegra Defined Benefit Plan for Financial Institutions to the named executive officers upon retirement, calculated in accordance with the formula currently in effect for specified years-of-service.

	Years of Service
Officer	15	20	25	30	35
Terry Smith	$94,500	$120,750	$141,750	$162,750	$162,750

Nancy Parker	94,500	118,650	139,650	160,650	160,650

Michael Sims	91,350	112,350	133,350	154,350	154,350

Tom Lewis	64,050	85,050	106,050	127,050	127,050

Paul Joiner	94,500	124,950	145,950	166,950	166,950
•	The pension plan is a qualified defined benefit plan and is therefore subject to the Internal Revenue Service (“IRS”) maximum compensation limit, which for 2005 was $210,000 per year. The regular form of retirement benefit is a straight-life annuity that includes a lump-sum death benefit. The normal retirement age is 65, but the plan provides for an unreduced retirement benefit beginning at age 60 (if hired prior to July 1, 2003) or age 62 (if hired on or after July 1, 2003). The Bank does not have a supplemental defined benefit plan that covers compensation in excess of the IRS maximum limit; accordingly, the above table reflects the estimated pension benefits payable to the named executive officers based solely on the IRS compensation limit as the compensation of all named executive officers exceeded such limit.

•	Compensation covered by the plan includes taxable compensation as reported on the named executive officer’s W-2 (exclusive of any compensation deferred from a prior year) plus any pre-tax contributions to the Bank’s Section 401(k) plan and/or Section 125 cafeteria plan, subject to the 2005 IRS limitation of $210,000 per year. The benefit is computed as:

Starting July 1, 2003 — 2 percent x years of service x high three-year average compensation (consecutive years)

Prior to July 1, 2003 — 3 percent x years of service x high three-year average compensation (consecutive years)

The estimated annual pension benefits set forth above for each named executive officer were calculated based upon the 2005 IRS compensation limit of $210,000 per year. From time to time, the IRS will increase the maximum compensation limit for qualified plans; future increases, if any, would be expected to increase the estimated annual benefits payable to the named executive officers. For 2006, the maximum compensation limit was increased to $220,000 per year.

•	The pension plan limits the maximum years of benefit service (both prior to July 1, 2003 and after July 1, 2003) to 30 years.

•	As of December 31, 2005, the approximate credited years of service for the named executive officers were as follows:

Terry Smith	20 years
Nancy Parker	19 years
Michael Sims	16 years
Tom Lewis	3 years
Paul Joiner	22 years
Special Non-Qualified Deferred Compensation Plan
The named executive officers also participate in the Bank’s Special Non-Qualified Deferred Compensation Plan (“the Plan”), a defined contribution plan that was established in October 2004 primarily to provide supplemental retirement benefits to most of the Bank’s executive officers. Each participant’s benefit under the Plan consists of contributions made by the Bank on the participant’s behalf, plus an allocation of the investment gains or losses on the assets used to fund the Plan. Generally, benefits under the Plan vest when the participant reaches age 62, except for certain amounts contributed on the President/Chief Executive Officer’s behalf and the earnings thereon, which provide for earlier vesting as specified in the Plan. If the officer terminates employment or is removed from the Plan prior to vesting, all benefits under the Plan are forfeited. Contributions to the Plan are determined solely at the discretion of the Bank’s Board of Directors; the Bank has no obligation to make future contributions to the Plan. The ultimate benefit to the participant is based solely on the contributions made on his or her behalf and the earnings thereon; the Bank does not guaranty a specific benefit amount or investment return to any participant. In addition, the Bank has the right at any time to amend or terminate the Plan, or remove a participant from the Plan at its discretion, provided, however, that no amendment, modification or termination may reduce the then vested account balance of any participant. If, at retirement, a participant’s vested account balance is at least $25,000, the participant may elect to receive such amount in quarterly installments over a period of one to five years or in a single lump sum payment. If a participant’s vested account balance is less than $25,000 at retirement, a lump sum payment is required. As of December 31, 2005, the approximate unvested balances of the named executive officers’ accounts were as follows:

Terry Smith	$245,000 (of which approximately $125,000 vests in 2010)
Nancy Parker	$59,000
Michael Sims	$20,000
Tom Lewis	$14,000
Paul Joiner	$25,000

Termination of Employment
All of the named executive officers are employed on an at-will basis. No employment agreement or contract of any kind exists between the Bank and any of its named executive officers. However, the Bank has a Reduction in Force Policy (“RIF Policy”) that applies to all Bank employees, including the named executive officers. With certain exceptions, the Bank’s RIF Policy provides severance pay and the continuation of certain employee benefits for any employee in a job position that is deemed to be surplus and therefore eliminated as a result of a merger and/or consolidation, or when warranted by economic conditions, functional reorganization, or technological obsolescence. The severance benefit provided under the RIF Policy is based upon an employee’s age, length of service, base salary and job grade level at the time of termination, subject to certain minimum and maximum amounts. In no event may the severance benefit paid to any employee under the RIF Policy exceed an amount equal to one year’s base salary plus the continuation of certain employee benefits for a one-year period. As of December 31, 2005, severance pay and benefits continuation for the named executive officers under the RIF Policy would have ranged from 6 months (in the case of the Chief Accounting Officer) to one year (in the case of all other named executive officers). Any named executive officer or other Bank employee who voluntary resigns, retires or is discharged for cause is not entitled to any benefits under the Bank’s RIF Policy. The Bank reserves the right in its sole discretion to amend or discontinue its RIF Policy at any time.
Compensation of Directors
In accordance with Finance Board regulations, the Bank has established a formal policy governing the compensation and travel reimbursement provided to its directors. Directors are compensated based solely on the number of meetings attended and the level of responsibility assumed. During the year ended December 31, 2005, the Bank had 16 directors and 7 board meetings. Directors were entitled to receive the full amount of eligible compensation if they attended at least six of the seven board meetings. For 2005, the annual directors’ compensation limits were $28,364 for the Chairman of the Board, $22,692 for the Vice Chairman of the Board, and $17,019 for all other directors. Directors are also reimbursed for reasonable and necessary Bank-related travel expenses. During the year ended December 31, 2005, directors’ fees and Bank-related travel expenses totaled $275,000 and $236,000, respectively. Directors may defer any or all of their fees under the terms of a non-qualified deferred compensation plan.
Compensation Committee Interlocks and Insider Participation
During 2005, the Bank’s Human Resources Committee consisted of Lee R. Gibson (Chairman), Robert Wertheim (Vice Chairman), Chesley N. Brooks, Jr., Mary E. Ceverha, Bobby L. Chain, Ronald D. Murff and Anthony S. Sciortino, none of whom was, prior to or during 2005, an officer or employee of the Bank. None of the Bank’s executive officers served as a member of the compensation committee (or similar committee) or board of directors of any entity whose executive officers served on the Bank’s Human Resources Committee or Board of Directors. None of such persons had any relationships requiring disclosure under applicable rules and regulations. Mr. Murff no longer serves on the Bank’s Board of Directors. Prior to the expiration of his term on December 31, 2005, Mr. Murff had served as an elected industry director.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The Bank’s capital stock can only be held by members of the Bank, or by non-member institutions that acquire stock by virtue of acquiring member institutions and former members of the Bank that retain capital stock to support advances or other activity that remain outstanding or until any applicable stock redemption or withdrawal notice period expires. All members are required by law to purchase stock in the Bank. As a cooperative, the Bank’s products and services are provided almost exclusively to its stockholders. In the ordinary course of business, transactions between the Bank and its stockholders are carried out on terms which either are determined by competitive bidding in the case of auctions for Bank advances and deposits or are established by the Bank, including pricing and collateralization terms, under its Member Products and Credit Policy, which treats all similarly situated members on a non-discriminatory basis. The Bank provides, in the ordinary course of its business, products and services to members whose officers or directors may serve as directors of the Bank (“Directors’ Financial Institutions”). Currently, 11 of the Bank’s 14 directors are officers or directors of member institutions. The Bank’s products and services are provided to Directors’ Financial Institutions and to holders of more than 5% of the Bank’s capital stock on terms that are no more favorable to them than comparable transactions with other similarly situated members of the Bank.

Since January 1, 2003, the Bank has not engaged in any transactions with any of the Bank’s directors, executive officers, or any members of their immediate families that require disclosure under applicable rules and regulations. Additionally, since January 1, 2003, the Bank has not had any dealings with entities that are affiliated with its directors which require disclosure under applicable rules and regulations, except as described above. No director or executive officer of the Bank or any of their immediate family members has been indebted to the Bank at any time since January 1, 2003.
As of December 31, 2005 and 2004, advances outstanding to Directors’ Financial Institutions aggregated $8.244 billion and $6.028 billion, respectively, representing 17.7 percent and 12.8 percent, respectively, of the Bank’s total outstanding advances as of those dates. The advances outstanding to Directors’ Financial Institutions included amounts outstanding to Guaranty Bank of $6.892 billion and $4.717 billion at December 31, 2005 and 2004, respectively, representing 14.8 percent and 10.0 percent, respectively, of the Bank’s total outstanding advances as of those dates. A director affiliated with Guaranty Bank (Ronald D. Murff) served on the Bank’s Board of Directors from February 13, 2001 until December 31, 2005, at which time his term as a director expired. During the year ended December 31, 2003, the Bank acquired (net of participation interests sold to the FHLBank of Chicago) approximately $173 million of mortgage loans from (or through) Directors’ Financial Institutions. These loans were either funded by the Bank through, or purchased from, the Directors’ Financial Institutions. The Bank did not acquire any mortgage loans from (or through) Directors’ Financial Institutions during the years ended December 31, 2005 or 2004. The loan participations sold to the FHLBank of Chicago were transacted concurrent with the Bank’s purchase of the loans from the Directors’ Financial Institutions. The loan purchases and simultaneous participations were transacted at the same price.
ITEM 8. LEGAL PROCEEDINGS
The Bank is not a party to any material pending legal proceedings.
ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Bank is a cooperative and all of its outstanding capital stock is owned by its members or, in some cases, by non-member institutions that have acquired stock by virtue of acquiring a member institution or former members that retain capital stock either to support advances or other activity that remains outstanding. All of the Bank’s stockholders are financial institutions; no individual owns any of the Bank’s capital stock. The Bank’s capital stock is not publicly traded, nor is there an established market for the stock. The Bank’s capital stock has a par value of $100 per share and it may be purchased, redeemed, repurchased and transferred only at its par value. By regulation, the parties to a transaction involving the Bank’s stock can include only the Bank and its member institutions (or non-member institutions or former members, as described above). While a member could transfer stock to another member of the Bank, such a transfer could occur only upon approval of the Bank and then only at par value. The Bank does not issue options, warrants or rights relating to its capital stock, nor does it provide any type of equity compensation plan. As of March 31, 2006, the Bank had 896 stockholders and 25,043,088 shares of capital stock outstanding.
Subject to Finance Board directives, the Bank is permitted by statute and regulation to pay dividends on members’ capital stock only from previously retained earnings or current net earnings. Currently, dividends may be paid in the form of cash or capital stock as authorized by the Bank’s Board of Directors. Shares of Class B stock issued as dividend payments have the same rights, obligations, and restrictions as all other shares of Class B stock, including rights, privileges, and restrictions related to the repurchase and redemption of Class B stock. To the extent such shares represent excess stock, they may be repurchased or redeemed by the Bank in accordance with the provisions of the Bank’s capital plan.
During the period from January 1, 2001 through June 30, 2005 (prior to the restatement described in this registration statement), the Bank paid quarterly dividends which it believed in good faith fully complied with the requirements of the statute and regulation, based upon the Bank’s pre-restatement retained earnings and current net earnings for those periods. As can be seen in Item 13 — Financial Statements and Supplementary Data, however, the Bank’s restated financial statements reflect negative retained earnings (i.e., an accumulated deficit) at January 1, 2003.

Furthermore, on a restated basis, the Bank’s retained earnings were negative at various times in 2003, 2004 and 2005 (including June 30, 2005). These negative retained earnings balances would suggest retrospectively that the requirement to pay dividends only from previously retained earnings or current net earnings was not met at all times during the subject period.
In August 2005 (immediately after discovering the errors that gave rise to the restatement and determining the required accounting corrections), the Bank sold/terminated substantially all of the financial instruments to which the errors related which restored the Bank’s retained earnings to a positive balance. Therefore, on a restated basis, the Bank was in complete compliance with these regulatory requirements with regard to the payment of its third quarter 2005 dividend on September 30, 2005. Further, after paying the third quarter dividend, the Bank’s retained earnings were $175.0 million at September 30, 2005. While there can be no assurances, the Bank currently believes it will not be subject to any regulatory sanctions as a result of having paid dividends that, when viewed retrospectively, at times exceeded its accumulated restated retained earnings. For a discussion of the transactions that led to the Bank’s restatement, see Item 2 — Financial Information (specifically, the section entitled “Restatement of Previously Issued Financial Statements”) and Item 13 — Financial Statements and Supplementary Data (specifically, Note 2 to the Bank’s audited financial statements).
The Bank has had a long-standing practice of paying quarterly dividends in the form of capital stock. The Bank has also had a long-standing practice of benchmarking the dividend rate that it pays on its capital stock to the average effective federal funds rate. When dividends are paid, capital stock is issued in full shares and any fractional shares are paid in cash. Historically, dividends have typically been paid on the last business day of each quarter and have been based upon the average capital stock held by each of the Bank’s stockholders during the period from the last dividend payment date (which has generally been the last business day of the preceding quarter) through the date immediately preceding the last business day of the current quarter.
The Bank is currently reviewing its dividend declaration and payment process. Historically, dividends have been declared during a calendar quarter prior to the date on which the Bank’s actual earnings for that quarter were known. In light of earnings volatility related to the accounting requirements of SFAS 133, the Bank anticipates making a change in this process commencing with the third quarter 2006 dividend so that it can declare and pay dividends with the benefit of knowing its actual earnings for the dividend period.
The following table sets forth certain information regarding the quarterly dividends that were declared and paid by the Bank during the years ended December 31, 2005 and 2004. All dividends were paid in the form of capital stock except for fractional shares, which were paid in cash.

DIVIDENDS PAID
(dollars in thousands)

	2005		2004
		Annualized		Annualized
	Amount (1)	Rate (3)	Amount (2)	Rate (3)
First Quarter	$20,550	2.95%	$10,012	1.50%
Second Quarter	24,373	3.44	10,131	1.50
Third Quarter	28,342	3.93	13,271	1.92
Fourth Quarter	28,190	3.98	17,190	2.44

(1)	Amounts include (in thousands) $2,350, $2,813, $3,234 and $3,247 of dividends paid on mandatorily redeemable capital stock for the first, second, third and fourth quarters, respectively. For financial reporting purposes, these dividends were classified as interest expense.

(2)	Amounts include (in thousands) $1,481, $1,492, $1,664 and $2,006 of dividends paid on mandatorily redeemable capital stock for the first, second, third and fourth quarters, respectively. For financial reporting purposes, these dividends were classified as interest expense.

(3)	Reflects the annualized rate paid on all of the Bank’s average capital stock outstanding regardless of its classification for financial reporting purposes as either capital stock or mandatorily redeemable capital stock.
On June 23, 2004, the Finance Board adopted a rule requiring each FHLBank to file a registration statement with the SEC pursuant to the provisions of section 12(g) of the Securities Exchange Act of 1934 and to ensure that its registration statement became effective no later than August 29, 2005. In August 2005 (in the course of preparing for its registration with the SEC), the Bank determined that it was necessary to restate its previously issued financial statements for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002 and 2001 in order to correct certain errors with respect to the application of SFAS 133. As a result of the need to restate its financial statements for these periods, the Bank was unable to complete its registration by August 29, 2005. On August 23, 2005, the Finance Board issued Advisory Bulletin 2005-AB-07 (“AB 05-07”) which provides guidance to those FHLBanks that failed to have their registration statements effective by August 29, 2005. AB 05-07 provides that, until a FHLBank’s registration with the SEC becomes effective, it may not declare a dividend without prior approval from the Finance Board’s Office of Supervision. The Bank received approval from the Finance Board’s Office of Supervision to pay its regular quarterly dividends on September 30, 2005 and December 30, 2005. The Bank also received approval to pay its regular quarterly dividend on March 31, 2006 at an annualized rate of 4.45 percent.
On February 27, 2004, the Bank’s Board of Directors adopted a retained earnings policy that is designed to build retained earnings over a number of years in order to protect the par value of members’ capital stock. With certain exceptions, the Bank’s policy calls for the Bank to retain earnings in line with its targets prior to determining the amount of funds available to pay dividends. Taking into consideration its current retained earnings targets, as well as its current earnings expectations and anticipated market conditions, the Bank currently expects to pay dividends in 2006 at approximately 0 to 25 basis points above the average effective federal funds rate for the year. The Bank’s dividend for the first quarter of 2006, which was paid on March 31, 2006, approximated the average effective federal funds rate for the quarter. Existing restrictions on the Bank’s ability to pay dividends are discussed further in Item 1 – Business, Item 2 - Financial Information, and Item 11 – Description of Registrant’s Securities to be Registered.
On March 15, 2006, the Finance Board published for comment a proposed regulation that would, if adopted in its current form, impose new restrictions on the amount, timing and form of dividends that FHLBanks could pay to their shareholders. For a discussion of these proposed dividend restrictions, see Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
In the ordinary course of business, the Bank issues letters of credit and confirms letters of credit issued by its members. The Bank charges members a fee to issue or confirm a letter of credit. From time-to-time, the Bank provides standby letters of credit on behalf of members or confirms members’ letters of credit that in either case support obligations issued to support unaffiliated, third-party offerings of notes, bonds or other securities to finance housing-related and community development projects. The Bank provided $54.7 million, $34.0 million and $99.8 million of such credit support during the years ended December 31, 2005, 2004 and 2003, respectively. To the extent that these letters of credit are securities for purposes of the Securities Act of 1933, they are exempt from registration pursuant to section 3(a)(2) thereof.
ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
Securities to be Registered
The Bank is registering its Class B Capital Stock, the terms of which are described below. The Bank has no other authorized classes of capital stock.
Historical Overview of the FHLBanks’ Capital Structure and Related Requirements
From its enactment in 1932, the FHLB Act provided for a subscription-based capital structure for the FHLBanks that required every member of a FHLBank to own that FHLBank’s capital stock in an amount in proportion to the member’s residential mortgage assets and its borrowing activity with the FHLBank pursuant to a statutory formula. Under that capital regime, the Bank’s capital stock was issued and redeemed only at its par value of $100 per share. The FHLB Act required members to hold capital stock equal to the greater of one percent of their mortgage-related assets or five percent of their outstanding advances. Members could, at the FHLBank’s discretion, redeem any capital stock in excess of the minimum stock purchase requirements at its par value of $100 per share. Generally, members could withdraw from membership and redeem their capital stock upon six months’ notice.
The GLB Act, enacted in 1999, replaced the former subscription capital structure with requirements for total capital, leverage capital and risk-based capital for the FHLBanks, authorized the issuance of two new classes of capital stock redeemable with six months’ notice (Class A stock) or five years’ notice (Class B stock), and required each FHLBank to develop a new capital plan to replace the previous statutory capital structure. On January 30, 2001, as required by the GLB Act, the Finance Board published a final rule implementing the new capital structure for the FHLBanks. In accordance with the new capital regulations, the Bank submitted its proposed capital plan to the Finance Board on October 29, 2001 for review and approval. The Finance Board approved the Bank’s capital plan on June 12, 2002 and the Bank converted to its new capital structure on September 2, 2003.
Under the provisions of the GLB Act and the Finance Board’s final rule, each FHLBank may issue Class A stock or Class B stock, or both, to its members. Each FHLBank must maintain sufficient permanent capital to meet a new risk-based capital requirement, enough total capital to meet a new total capital requirement, and enough leverage capital to meet a new leverage capital requirement. For this purpose, permanent capital is defined as amounts paid for Class B stock (including mandatorily redeemable capital stock) plus retained earnings. Total capital is defined as the sum of permanent capital, the amounts paid in for Class A stock, the amount of any general allowance for losses, and the amount of other instruments identified in a FHLBank’s capital plan that the Finance Board has determined to be available to absorb losses incurred by such FHLBank. Leverage capital is computed by multiplying a FHLBank’s permanent capital by 1.5 and adding to that product all other components of total capital.
Under the terms of the GLB Act, Class A stock is redeemable with six months’ written notice by the member and counts toward a FHLBank’s total and leverage capital requirements. Class B stock is redeemable with five years’ written notice by the member, confers on its holders a pro rata ownership interest in the retained earnings of a FHLBank, counts as permanent capital toward a FHLBank’s risk-based and total capital requirements and has a 1.5 weighting toward the leverage capital requirement.

Prior to the implementation of its new capital plan on September 2, 2003, the Bank was subject to a Finance Board-imposed leverage limit that limited the Bank’s assets to 21 times its total capital. However, if the Bank’s non-mortgage asset ratio, as defined by Finance Board regulations, did not exceed 11 percent, the Bank’s assets could equal up to 25 times its total capital. The non-mortgage asset ratio was calculated as the percentage of the Bank’s total assets that remained after deducting advances, MPF loans, MBS, capital, and member deposits. The Bank remained within all regulatory leverage limits in effect prior to the implementation of its new capital plan and maintained its non-mortgage asset ratio below 11 percent.
Upon implementation of its new capital plan, the Bank became subject to the Finance Board’s new risk-based capital rules and other capital requirements. As more fully described in Item 2 – Financial Information, this regulatory framework requires each FHLBank that has implemented its new capital plan to maintain at all times permanent capital in an amount at least equal to its risk-based capital requirement, which is the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement. In addition, each FHLBank is also required to maintain total capital in an amount at least equal to 4.0 percent of its total assets, and leverage capital in an amount at least equal to 5.0 percent of its total assets. For reasons of safety and soundness, the Finance Board may require the Bank, or any other FHLBank that has already converted to its new capital structure, to maintain a greater amount of capital, and the Bank may voluntarily impose a higher capital level that may be changed from time to time. The Bank is required to submit monthly capital compliance reports to the Finance Board. At all times during the period from September 2, 2003 through December 31, 2005, the Bank was in compliance with the applicable capital requirements.
Registrant’s Capital Plan
The Bank’s new capital plan provides that it will issue only Class B Capital Stock. The Bank’s Class B Capital Stock has a par value of $100 per share and may be purchased, redeemed, repurchased and transferred only at its par value. Class B Capital Stock is issued and held in book-entry form only and is transferable only upon the written approval of the Bank, which it may withhold in its sole discretion.
Dividends
The Bank’s Board of Directors may declare dividends to be paid on Class B Capital Stock on a quarterly basis or otherwise as it determines in its discretion. Currently, dividend payments may be made in the form of cash, additional shares of Class B Capital Stock, or a combination thereof as determined by the Board of Directors. Shares of Class B stock issued as dividend payments have the same rights, obligations, and restrictions as all other shares of Class B stock, including rights, privileges, and restrictions related to the repurchase and redemption of Class B stock. To the extent such shares represent excess stock, they may be repurchased or redeemed by the Bank in accordance with the provisions of the Bank’s capital plan.
Each stockholder is entitled to receive dividends on all Class B Capital Stock held during the applicable period for the period of time that the stockholder owns the Class B Capital Stock. The amount of dividends to be paid is based on the average number of shares held by a stockholder during the applicable dividend period. A member that has provided a withdrawal notice, or whose membership is otherwise terminated, will continue to receive dividends on its Class B Capital Stock as long as the institution or its successor owns the Bank’s Class B Capital Stock.
In accordance with the FHLB Act and Finance Board regulations, dividends may only be paid from previously retained earnings or current net earnings. In accordance with the regulations, the Bank’s Board of Directors may not declare or pay a dividend if the Bank is not in compliance with its minimum capital requirements or if the Bank would fall below its minimum capital requirements as a result of the payment of the dividend. Moreover, no FHLBank may pay dividends to its stockholders if the principal and interest due on any consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if a FHLBank becomes a non-complying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.
Except as otherwise provided in the Bank’s capital plan, or by regulation, statute, or Finance Board directive, the Board of Directors has sole discretion to determine the amount, form, frequency and timing of dividend payments. Dividends are non-cumulative with respect to any payment obligation. As discussed in Item 1 - Business, Item 9 -

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters and Item 13 – Financial Statements and Supplementary Data (specifically, Note 14 to the Bank’s audited financial statements), the Bank may not declare a dividend without the prior approval of the Finance Board’s Office of Supervision until its registration with the SEC becomes effective.
On March 15, 2006, the Finance Board published for comment a proposed regulation that would, if adopted in its current form, impose new restrictions on the amount, timing and form of dividends that FHLBanks could pay to their shareholders. For a discussion of these proposed dividend restrictions, see Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).
Members’ Minimum Investment Requirements
Prior to September 2, 2003, all members were required to maintain an investment in the capital stock of the Bank equal to the greater of 1.0 percent of the member’s residential mortgage assets as of the previous December 31, 5.0 percent of all currently outstanding advances, or $500. Under the Bank’s new capital structure, members are required to maintain an investment in Class B Capital Stock equal to the sum of a membership investment requirement and an activity-based investment requirement.
The Bank’s capital plan establishes ranges for each of these investment requirements, and the Bank’s Board of Directors has the authority to adjust the membership and activity-based investment requirements periodically within those ranges to ensure the Bank remains adequately capitalized. Adjustments outside the ranges specified in the capital plan for membership and activity-based investment requirements require that an amendment to the capital plan be adopted by the Bank’s Board of Directors and approved by the Finance Board.
As of December 31, 2005, the membership investment requirement was 0.09 percent of each member’s total assets as of June 30, 2005 (and as of each December 31 thereafter), subject to a minimum of $1,000 and a maximum of $25 million. The activity-based investment requirement was 4.10 percent of outstanding advances, plus 4.10 percent of the outstanding principal balance of any MPF loans that are delivered pursuant to master commitments executed after September 2, 2003 and retained on the Bank’s balance sheet. Since all new MPF loans delivered by PFIs subsequent to the capital stock conversion fall under the new arrangement with the FHLBank of Chicago (see Item 1 – Business and Item 2 – Financial Information), the Bank has not retained any MPF loan balances that would be subject to the activity-based investment requirement and no member has been required to purchase capital stock to support MPF loans. Members must comply with the activity-based investment requirements for as long as the relevant advances or MPF loans remain outstanding.

The ranges and investment requirements applicable under the Bank’s capital plan as of December 31, 2005 were as follows:

	Minimum	Current	Maximum
Investment Requirement	Amount	Amount	Amount
Membership Investment Requirement

Percent of each member’s total assets	0.05%	0.09% (1)	0.30%

Maximum membership investment requirement	$10 million	$25 million	$50 million

Activity-Based Investment Requirement

Advances (percent of advances outstanding)	3.5%	4.10%	5.0%

AMA (percent of outstanding principal balance of MPF loans delivered under master commitments executed after conversion to the new capital structure — or delivered under master commitments executed prior to the conversion that stipulate they will be subject to the new AMA investment requirements — and retained by the Bank). Since the conversion to the Bank’s capital plan on September 2, 2003, there have been no MPF loans that have met these criteria.	0.0%	4.10%	5.0%

(1)	Reduced to 0.08 percent effective April 14, 2006 as discussed below.
The membership investment requirement contained in the Bank’s capital plan as it was originally approved was 0.25 percent of members’ total assets. Prior to the conversion to the new capital plan, the Bank’s Board of Directors reduced the membership investment requirement to 0.20 percent of members’ total assets. On February 27, 2004, the Bank’s Board of Directors approved a reduction in the membership investment requirement from 0.20 percent to 0.15 percent of each member’s total assets. This modification, which was within the original range of 0.15 percent to 0.30 percent established in the capital plan, became effective April 2, 2004. On June 24, 2004, the Board of Directors adopted an amendment to the capital plan that would reduce the lower end of the range for the membership investment requirement to 0.05 percent of members’ total assets. That amendment was approved by the Finance Board on February 9, 2005. Effective April 18, 2005 and November 1, 2005, the Bank reduced the membership investment requirement from 0.15 percent to 0.14 percent, and from 0.14 percent to 0.09 percent, respectively, of each member’s total assets. Effective November 1, 2005, the Bank also reduced the activity-based investment requirement from 4.25 percent to 4.10 percent of outstanding advances, plus 4.10 percent of the outstanding principal balance of any MPF loans that were delivered pursuant to master commitments executed after September 2, 2003 and retained on the Bank’s balance sheet (of which there are none).
The Bank’s Board of Directors reviews the membership and activity-based investment requirements at least annually, and may review one or more of the requirements more often as it deems appropriate or necessary, and determines whether any adjustments within the allowable ranges are needed. On February 23, 2006, the Bank’s Board of Directors approved a reduction in the membership investment requirement from 0.09 percent to 0.08 percent of each member’s total assets as of the preceding December 31, subject to a minimum of $1,000 and a maximum of $25 million. This change became effective on April 14, 2006. Notice of any future changes will be provided to members at least 30 days prior to the effective date of the changes. Changes to the advances investment requirement may apply to new advances or, at the discretion of the Bank’s Board of Directors, to current and new advances. Any increase in the AMA investment requirement will apply only to AMA acquired pursuant to master commitments executed after the effective date of the change, or to AMA acquired pursuant to commitments executed prior to the change that explicitly stipulate that those AMA will be subject to any future changes in AMA investment requirements. Any decrease in the AMA investment requirement will apply to AMA loans delivered under future master commitments, or, at the discretion of the Bank’s Board of Directors, both to new AMA loans and to AMA loans delivered under previously executed master commitments. The AMA investment requirement applies only to applicable loans held by the Bank.
Each member is required to comply promptly with any adjusted minimum investment requirements established by the Bank’s Board of Directors. However, members will be allowed a reasonable period of time to comply, not to exceed 30 days from the effective date established by the Board of Directors for the change in the minimum investment requirement. Members may reduce their outstanding advances activity (subject to any prepayment fees applicable to the reduction in activity) as an alternative to purchasing additional Class B Capital Stock. To the extent members are required to purchase additional Class B Capital Stock, the Bank may issue such stock in the name of the member and correspondingly debit the member’s demand deposit account at the Bank. However, the Bank ultimately may not be able to compel a member to purchase additional Class B Capital Stock.
Redemption and Repurchase of Capital Stock
As required by statute and regulation, and subject to certain limitations and restrictions, the Bank’s members may request the Bank to redeem excess Class B Capital Stock, or withdraw from membership and request the Bank to redeem all outstanding capital stock, with five years’ written notice to the Bank. Members that withdraw from membership may not reapply for membership for five years. The regulations also allow the Bank, in its sole discretion, to repurchase members’ excess stock at any time without regard for the five-year notification period as long as the Bank continues to meet its regulatory capital requirements after it repurchases such stock.
Subject to the limitations described below, Class B Capital Stock will be redeemable for cash at par value with five years’ prior written notice provided by the member to the Bank. A member may request redemption of Class B Capital Stock by providing a written stock redemption notice to the Bank indicating the number of shares of Class B Capital Stock to be redeemed, or by submitting a membership withdrawal notice in accordance with the Bank’s capital plan. The five-year stock redemption notice period will commence upon receipt by the Bank of the written stock redemption or withdrawal notice.
The Bank is not obligated to redeem a member’s Class B Capital Stock other than in accordance with the terms of the Bank’s capital plan. The Bank may repurchase excess stock at any time in accordance with the capital plan, including Class B Capital Stock for which a stock redemption notice has been submitted.
Notice of Redemption
A member may request redemption of Class B Capital Stock by submitting five years’ written notice to the Bank. Only Class B Capital Stock that is excess stock (stock that is not needed to meet the member’s minimum investment requirement) at the expiration of the five-year redemption notice period (as determined in accordance with the minimum investment requirements in effect at the end of the redemption notice period) will be redeemed pursuant to a stock redemption notice. A stock redemption notice does not constitute a membership withdrawal notice.
At the expiration of the five-year period following receipt by the Bank of the stock redemption notice, and subject to the limitations on stock redemptions contained in the Bank’s capital plan, the Bank will pay the stated par value of the Class B Capital Stock covered by the stock redemption notice to the member in cash to the extent the Bank determines that the Class B Capital Stock is excess stock. If the amount of Class B Capital Stock subject to the stock redemption notice exceeds the amount of excess stock held by the member, the Bank will redeem Class B Capital Stock equal to the amount of excess stock held by the member, and the stock redemption notice for the remaining shares of Class B Capital Stock subject to that notice will be cancelled and a redemption cancellation fee will be assessed. Alternatively, within five business days of the expiration of the redemption notice period, the member may reduce its activity with the Bank (subject to any applicable prepayment fees) to reduce its minimum investment requirement and increase its holdings of excess stock which would then be eligible for redemption.
Redemption Cancellation Notice
A member that has previously notified the Bank in writing of its intent to redeem some or all of its Class B Capital Stock may cancel the stock redemption notice for all or a portion of the shares of Class B Capital Stock subject to the stock redemption notice prior to the expiration of the redemption notice period by providing a written redemption cancellation notice to the Bank. A member that cancels a stock redemption notice more than 30 days after it is received by the Bank and prior to its expiration will be subject to a redemption cancellation fee equal to a percentage of the par value of the shares of Class B Capital Stock subject to the redemption cancellation notice. The cancellation fee is 1.0 percent during the first year after the Bank receives the original stock redemption notice, and it increases by 1.0 percent in each of the succeeding years to a maximum of 5.0 percent in the fifth year following the original redemption notification.
Excess Stock Repurchases
The Bank in its sole discretion may repurchase excess stock without regard to the five-year redemption notice period. Excess stock repurchases may be initiated by the Bank or requested by members, and are subject to the limitations described below. The decision to repurchase excess stock rests exclusively with the Bank and cannot be compelled by a member.
Upon 15 days’ written notice, the Bank may initiate the repurchase of any amount of members’ excess stock. The Bank will determine the criteria for excess stock repurchases from time to time, and will apply the repurchase criteria equally and without discrimination to any member. In addition, pursuant to an application submitted by a member to the Bank in writing or in such other form as the Bank may designate, the Bank may repurchase Class B Capital Stock that it determines to be excess stock. A member’s submission of a membership withdrawal notice, or its termination of membership in any other manner, will not, in and of itself, cause any Class B Capital Stock to be deemed excess stock.
Following the implementation of its new capital structure, the Bank established a policy under which it periodically repurchases a portion of members’ excess capital stock. Under this policy, the Bank generally repurchases surplus stock on the last business day of the month following the end of each calendar quarter (e.g., January 31, April 30, July 31 and October 31). Since the implementation of the Bank’s new capital structure on September 2, 2003, surplus stock has been defined as the amount of stock held by a member in excess of 120 percent of the member’s minimum investment requirement. From time to time, the Bank may modify the definition of surplus stock or the timing and/or frequency of surplus stock repurchases. Due to the changes in membership investment requirements that were implemented on November 1, 2005, the Bank delayed the excess stock repurchase that would normally have occurred on October 31, 2005 until November 30, 2005. Beginning with the repurchase that occurred on January 31, 2006, the Bank modified the definition of surplus stock from 120 percent of the member’s minimum investment requirement to 115 percent of the member’s minimum investment requirement. A member’s surplus stock will not be repurchased if the amount of surplus stock is $250,000 or less.
On March 15, 2006, the Finance Board published for comment a proposed regulation that would, among other things, limit the aggregate amount of a FHLBank’s outstanding excess stock. Under the proposed regulation, the aggregate amount of a FHLBank’s outstanding excess stock could not exceed 1.0 percent of its total assets. If adopted in its current form, the proposed regulation would also prohibit a member, or an institution that has been approved for membership in a FHLBank, from purchasing capital stock if that stock would be excess stock at the time of purchase. Partly due to the Bank’s periodic capital stock repurchases, aggregate excess stock held by shareholders has been less than one percent of the Bank’s total assets throughout the period since implementation of its capital plan. Further, the Bank does not allow purchases of capital stock that would be excess at the time of purchase. For more information on the proposed regulation, see Item 2 – Financial Information (specifically, the section entitled “Proposed Regulatory Changes”).
Limitations on Redemption or Repurchase of Capital Stock
The Bank will not redeem or repurchase Class B Capital Stock without the prior written approval of the Finance Board if the Finance Board or the Bank’s Board of Directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank, as defined in the Finance Board’s regulations. Such a determination may be made by the Finance Board or the Board of Directors even if the Bank is in compliance with its minimum capital requirements.
The Bank will not redeem or repurchase Class B Capital Stock if the Bank is not in compliance with its minimum capital requirements or if the redemption or repurchase would cause the Bank to be out of compliance with its minimum capital requirements, or if the redemption or repurchase would cause the member to be out of compliance with its minimum investment requirement. In addition, the Bank’s Board of Directors may suspend redemption of Class B Capital Stock if the Bank reasonably believes that continued redemption of Class B Capital Stock would cause the Bank to fail to meet its minimum capital requirements in the future, would prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner.
The Bank will not repurchase any Class B Capital Stock without the written consent of the Finance Board during any period in which the Bank has suspended redemptions of Class B Capital Stock. The Bank is required to notify the Finance Board if it suspends redemptions of Class B Capital Stock and set forth its plan for addressing the conditions that led to the suspension. The Finance Board may require the Bank to reinstate redemptions of Class B Capital Stock.
If at any time the Bank determines that the total amount of Class B Capital Stock subject to outstanding stock redemption or withdrawal notices with expiration dates within the following 12 months exceeds the amount of Class B Capital Stock the Bank could redeem and still comply with its minimum capital requirements, the Bank will determine whether to suspend redemption and repurchase activities altogether, to fulfill requests for redemption sequentially in the order in which they were received, to fulfill the requests on a pro rata basis, or to take other action deemed appropriate by the Bank.
The Bank may not redeem or repurchase shares of Class B Capital Stock if the principal and interest due on any consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if the Bank becomes a non-complying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.
Retirement of Capital Stock
All shares of Class B Capital Stock that are acquired by the Bank pursuant to redemption or repurchase transactions will be retired.
Forms of Membership Termination and/or Withdrawal
Membership in the Bank may be terminated through voluntary withdrawal, through involuntary termination by action of the Bank’s Board of Directors, through acquisition of a member by another member institution, through acquisition of a member by a non-member institution, or otherwise through dissolution of a member’s charter. Under existing law, an institution that has withdrawn from membership, or the membership of which has been terminated otherwise, will not be eligible to become a member of any FHLBank for at least five years following the date its membership was terminated and all of its shares of stock were redeemed or repurchased.
Voluntary Withdrawal
A member may withdraw from membership in the Bank by providing five years’ prior written notice to the Bank. During the five-year period following receipt by the Bank of the member’s withdrawal notice, the member will be entitled to all the benefits and will incur all the obligations of membership, including the obligation to comply with all minimum investment requirements throughout the five-year period. However, the Bank may limit any new advances or AMA to terms that would mature on or before the expiration of the withdrawal notice period. A withdrawal notice also constitutes a stock redemption notice for the amount of Class B Capital Stock held by the member at the time the Bank receives the withdrawal notice. If a member purchases or receives any Class B Capital Stock after the date of receipt of the withdrawal notice, the five-year redemption period for that stock shall commence on the date such shares are acquired or received.
The membership of an institution that has submitted a withdrawal notice will terminate at the expiration of the five-year period following receipt by the Bank of the withdrawal notice. At that time, if the withdrawing member has no outstanding advances or AMA that require maintenance of Class B Capital Stock, the Bank will redeem all of the outstanding Class B Capital Stock subject to the withdrawal notice. If the withdrawing member has outstanding advances or AMA that require maintenance of Class B Capital Stock, the Bank will redeem all the shares of Class B

Capital Stock subject to the withdrawal notice, except those shares required to be held to comply with the activity-based investment requirement related to the remaining advances and AMA.
During the remaining term of advances or AMA outstanding after the termination of membership, the former member or its successor must continue to comply with any changes in the activity-based investment requirements related to the remaining advances or AMA. If the withdrawing member holds any Class B Capital Stock subject to a withdrawal notice that cannot be redeemed at the expiration of the withdrawal notice period because it is required to meet a continuing activity-based investment requirement, that stock will become redeemable when it is no longer needed to comply with an activity-based investment requirement.
As of the date on which the member’s voluntary withdrawal becomes effective, the institution will have no right to obtain any of the benefits of membership in the Bank, including access to the Bank’s products and services, and will no longer have any voting rights, other than as provided in regulations of the Finance Board, but shall be entitled to receive any dividends declared on its Class B Capital Stock until such Class B Capital Stock is redeemed or repurchased by the Bank.
A member may not withdraw from membership unless, on the date the membership is terminated, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the FHLBank System to fail to satisfy its obligation to contribute toward the payments owed on REFCORP obligations. The Finance Board has issued such a certification which is currently in effect, so case-by-case certification with respect to membership withdrawals is not currently necessary. However, there is no assurance that such a certification will remain in effect at any particular date in the future when a member seeks to withdraw from membership.
Withdrawal Cancellation Notice
A member that previously submitted a withdrawal notice to the Bank in writing may cancel such notice prior to the expiration of the withdrawal notice period by providing written notice to the Bank. The cancellation of a withdrawal notice will result in a redemption cancellation fee to the same extent as if the member had submitted a redemption cancellation notice with respect to the amount of Class B Capital Stock that is subject to redemption pursuant to the original withdrawal notice. The redemption cancellation fees and conditions applicable to a redemption cancellation notice will also apply to a withdrawal cancellation notice.
Involuntary Termination
The FHLB Act and the Finance Board’s regulations grant the Bank’s Board of Directors the authority to terminate the membership of any institution that (i) fails to comply with any requirement of the FHLB Act, Finance Board regulations, or the Bank’s capital plan; (ii) becomes insolvent or otherwise is subject to the appointment of a conservator, receiver or other legal custodian under federal or state law; or (iii) would jeopardize the safety and soundness of the Bank if it were to remain a member. The membership of an involuntarily terminated institution will terminate on the date the Bank’s Board of Directors acts to terminate the membership, and the five-year stock redemption period for the Class B Capital Stock then owned by such terminated institution will begin on the same date. The redemption period for stock acquired or received by an institution after the date on which its membership terminates shall commence on the date of such acquisition or receipt.
As of the date on which the Bank terminates an institution’s membership, the institution will have no right to obtain any of the benefits of membership in the Bank, including access to the Bank’s products and services, and will no longer have any voting rights, other than as provided in regulations of the Finance Board, but it will be entitled to receive any dividends declared on its Class B Capital Stock until such stock is redeemed or repurchased by the Bank.

Termination Through Acquisition of a Member
If an institution’s membership terminates by virtue of its acquisition by another institution or otherwise, the membership of the disappearing institution will terminate upon the cancellation of its charter. In the event of an acquisition of a member, the Class B Capital Stock held by the member will be transferred automatically to the acquiring institution. If the acquiring institution is a member of the Bank, the acquired Class B Capital Stock may be applied to the acquiring member’s minimum investment requirement, and any outstanding stock redemption notices will remain in effect. If the acquiring institution is not a member of the Bank, and does not apply for membership as provided in the Finance Board’s regulations, the five-year stock redemption period for the Class B Capital Stock then owned by the disappearing institution will begin on the date the institution’s membership terminates, unless it had begun earlier by virtue of the Bank having received a voluntary withdrawal notice from the disappearing member. The five-year redemption period for stock acquired or received by the surviving institution after the date the disappearing member’s charter is cancelled shall commence on the date of such acquisition or receipt.
The surviving non-member institution has no right to obtain any of the benefits of membership in the Bank, including access to the Bank’s products and services, nor does it have any voting rights, other than as provided in regulations of the Finance Board, but it is entitled to receive any dividends declared on its Class B Capital Stock until such stock is redeemed or repurchased.
Treatment of Outstanding Indebtedness of Terminated Member
Upon the termination of an institution’s membership, or upon the conclusion of the transition period provided in the regulations for acquiring institutions to make application for membership in the Bank, the Bank will determine an orderly manner for liquidating all remaining outstanding indebtedness (including prepayment fees) owed by that member to the Bank, and settling all other claims against the former member. After the expiration of any redemption periods applicable to Class B Capital Stock owned by a terminated institution, the Bank will redeem any such Class B Capital Stock unless it is necessary to support outstanding transactions of the institution that remain subject to an activity-based investment requirement. After all remaining obligations and claims of the terminated institution have been extinguished or settled, the Bank will redeem the remaining shares of Class B Capital Stock.
The Bank may repurchase, in its discretion, any excess stock of an institution whose membership has terminated prior to the expiration of the stock redemption periods applicable to such Class B Capital Stock. However, Finance Board regulations stipulate that the Bank may not redeem or repurchase any Class B Capital Stock that is required to support advances or AMA until the respective advances or AMA have been repaid.
Liquidation Rights
In the event the Bank is liquidated, the Board of Directors may authorize, subject to any order of the Finance Board, the pro rata distribution of any retained earnings, surplus, undivided profits, and equity reserves of the Bank to holders of Class B Capital Stock in proportion to each holder’s share of the total shares of outstanding Class B Capital Stock, provided that all payment obligations to the Bank’s existing creditors have been fully satisfied and all Class B Capital Stock has been redeemed at par value.
Effect of Consolidation or Merger
In the event the Bank is merged or consolidated into another FHLBank, the holders of its outstanding Class B Capital Stock will be entitled to the rights and benefits set forth in any applicable plan of merger and/or terms established or approved by the Finance Board. In the event another FHLBank is merged or consolidated into the Bank, the holders of the outstanding capital stock of the other FHLBank will be entitled to the rights and benefits set forth in any applicable plan of merger and/or terms established or approved by the Finance Board.
Transfer of Stock
A member may transfer, at par value, any excess stock to any other member or institution that has satisfied all conditions for becoming a member other than the purchase of the Class B Capital Stock required to satisfy its minimum investment requirement, subject to the prior approval of the Bank acting in its sole discretion. Approval for all transfers is subject to the requirement that, following the transfer, the transferring member would continue to hold sufficient stock to meet the member’s minimum investment requirement.
Voting Rights
Members’ voting rights are limited solely to the election of industry directors as provided by the FHLB Act. Each member is entitled to cast one vote in the election of directors from the member’s state for each share of capital stock that the member was required to hold as of the immediately preceding December 31, except that no member may cast a number of votes greater than the average number of shares of capital stock required to be held by all members in its state as of the preceding December 31. Shares of capital stock that were excess stock and held by members as of the preceding December 31 will not have voting rights in the election of directors. If any member’s actual holdings of capital stock were less than the applicable minimum investment requirement on the preceding December 31, the number of shares eligible to be voted will be based on the number of shares of capital stock actually held by that member as of the preceding December 31. Additional discussion regarding the election of directors is included in Item 5 – Directors and Executive Officers.
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Bank’s Bylaws provide that the Bank will, to the fullest extent permitted by law, indemnify any director or officer who was or is a party, whether as a plaintiff acting with the approval of the Board of Directors, or as a defendant, or is threatened to be made a party to or is involved in, any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, arbitrative, administrative or investigative and whether formal or informal (each of the foregoing a “Proceeding”), by reason of the fact that he is or was a director or officer of the Bank (or is or was serving at the Bank’s request as a director, officer, partner, trustee, or employee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity), or by reason of having allegedly taken or omitted to take any action in connection with any such position, against all liability (including the obligation to pay a judgment, settlement, penalty or fine, including any excise tax assessed with respect to an employee benefit plan), loss, and expenses (including attorneys’ fees) actually and reasonably incurred or suffered by him in connection with such Proceeding if, as determined in accordance with the provisions of the Bylaws, he acted in good faith and in a manner he reasonably believed to be in (or not opposed to) the best interests of the Bank, and, with respect to any Proceeding, had no reasonable cause to believe his conduct was unlawful. The Bank’s indemnification provisions do not extend to liabilities and expenses that are incurred because of a person’s breach of his duty of loyalty to the Bank or its stockholders, any act or omission by such person which involves willful misconduct or knowing violation of the criminal law, or any transaction from which such person derived any improper personal benefit. Any director or officer of the Bank who is or was rendering services to any joint office, committee or council of the Federal Home Loan Banks, the Pentegra Defined Benefit Plan for Financial Institutions, the Financing Corporation, or the Resolution Funding Corporation is deemed to be serving or have served at the request of the Bank.
The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) the person did not act in good faith and in a manner which he reasonably believed to be in (or not opposed to) the best interests of the Bank or (ii) with respect to any Proceeding, had reasonable cause to believe that his conduct was unlawful.
To the extent that a director or officer has been successful on the merits or otherwise in defense of any Proceeding, or in defense of any claim, issue, or matter therein, he will be indemnified to the fullest extent permitted by Article VIII of the Bank’s Bylaws.
A determination with respect to the indemnification of a director or officer in connection with any Proceeding will be made (i) by a majority vote of a quorum of the Bank’s directors who are not and have not been parties to such Proceeding or any similar Proceeding then pending (“Disinterested Directors”) or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, by independent legal counsel in the form of a written opinion. A director’s or officer’s costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Bank.

Under the Bank’s Bylaws, a director’s or officer’s reasonable expenses, including attorneys’ fees, incurred in defending a Proceeding shall be paid or reimbursed by the Bank in advance of the final disposition of such Proceeding upon receipt of (i) a written affirmation by the director or officer of such person’s good faith belief that he has met the standard of conduct set forth in the Bank’s Bylaws and (ii) a written undertaking by or on behalf of the director or officer to repay all amounts paid or reimbursed by the Bank only if it is ultimately determined that he is not entitled to be indemnified by the Bank. Under the Bank’s Bylaws, the required undertaking to repay expenses advanced by the Bank (x) is an unlimited general obligation of such person, (y) need not be secured, and (z) will be accepted by the Bank without reference to such person’s financial ability to make repayment.
The indemnification and advancement of expenses provided by the Bank’s Bylaws continue without any subsequent amendment or change as to a person who has ceased to be a director or officer and inure to the benefit of such person’s heirs, executors, and administrators. In the event that the Bylaws are changed to reduce, restrict, or eliminate the indemnification and advancement of expenses provisions, such provisions will continue unchanged as to any director or officer with respect to any action taken or omitted to be taken by such director or officer prior to the time that such change was made.
The Bank’s Bylaws authorize the President/Chief Executive Officer of the Bank to enter into indemnification contracts with each director and officer with respect to the indemnification provided in the Bylaws and to renegotiate such contracts as necessary to reflect changing laws and business circumstances. The Bank has not entered into any such contracts. The Bank may create a trust fund, grant a security interest, or use any other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect any indemnification and advancement of expenses as provided for in the Bylaws.
The Bank’s Bylaws authorize a director or officer to bring suit to enforce his rights to indemnification and the advancement of expenses under the Bank’s Bylaws if the Bank has not promptly paid a valid claim thereunder.
The Bank maintains a Director and Officer Liability Insurance Policy under which former and current directors and officers are insured, subject to certain policy limitations and applicable exclusions.
ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
The Bank’s annual audited financial statements for the years ended December 31, 2005, 2004 and 2003, as restated for 2004 and 2003 and together with the notes thereto and the report of PricewaterhouseCoopers LLP thereon, are included in this Registration Statement on pages F-1 through F-55.
The following is a summary of the Bank’s unaudited quarterly operating results for the years ended December 31, 2005 and 2004. The Bank’s quarterly operating results for the first quarter of 2005 and all quarterly periods in 2004 have been restated to correct errors relating to the application of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. As part of the restatement, the Bank also recorded adjustments in the first quarter of 2004 to correct several insignificant errors that were identified in 2004; previously, the Bank had recorded cumulative adjustments as of January 1, 2004 to reflect the accounting as if the Bank had properly accounted for these items in years prior to 2004. For a description of these errors, see Note 2 to the Bank’s annual audited financial statements on page F-14.

SELECTED QUARTERLY FINANCIAL DATA
(unaudited; in thousands)

	Year Ended December 31, 2005
	First Quarter
	Previously	As	Second	Third	Fourth
	Reported	Restated	Quarter	Quarter	Quarter	Total
Interest income	$459,578	$471,289	$538,517	$626,535	$656,395	$2,292,736

Net interest income	45,398	54,696	58,916	55,776	53,171	222,559

Other income (loss)
Net loss on trading securities	(2,096)	(2,096)	(337)	(1,315)	(694)	(4,442)
Net gains (losses) on derivatives and hedging activities	(8,026)	(9,273)	(139,413)	56,577	822	(91,287)
Gains on early extinguishment of debt	1,088	238	564	683	990	2,475
Net realized gains on sales of available-for-sale securities	—	—	—	245,395	—	245,395
Other, net	1,342	1,342	1,322	1,472	1,308	5,444

Other expense	10,488	10,488	11,260	11,923	16,552	50,223

Income (loss) before cumulative effect of change in accounting principle	19,814	25,105	(66,493)	254,445	28,422	241,479

Net income (loss)	19,814	26,013	(66,493)	254,445	28,422	242,387

	Year Ended December 31, 2004
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total
	Previously	As	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
Interest income	$266,299	$279,125	$265,626	$282,023	$324,009	$338,922	$386,577	$399,997	$1,242,511	$1,300,067

Net interest income	47,016	55,446	40,688	53,428	46,165	58,230	43,506	53,672	177,375	220,776

Other income (loss)
Net loss on trading securities	(694)	(694)	(3,640)	(3,640)	(923)	(923)	(2,603)	(2,603)	(7,860)	(7,860)
Net gains (losses) on derivatives and hedging activities	(7,135)	(64,194)	(10,801)	75,227	(4,812)	(86,037)	(5,856)	(15,675)	(28,604)	(90,679)
Gains on early extinguishment of debt	—	—	3,651	857	—	—	—		3,651	857
Other, net	1,223	1,223	1,318	1,318	1,218	1,218	1,237	1,237	4,996	4,996

Other expense	11,655	10,031	9,358	9,358	9,800	9,800	10,170	10,170	40,983	39,359

Net income (loss)	21,004	(13,530)	15,948	86,460	23,265	(27,547)	19,029	19,284	79,246	64,667
During the fourth quarter of 2005, the Bank elected to change its method of accounting for the amortization and accretion of mortgage loan premiums and discounts from the retrospective method to the contractual method under SFAS 91. As a result of this change, which is more fully described in Note 3 to the Bank’s audited financial statements, the Bank recorded a cumulative effect of a change in accounting principle effective January 1, 2005. Net of assessments, the cumulative adjustment increased net income for the first quarter of 2005 by $908,000. In addition, the retroactive application of the change in accounting principle to January 1, 2005 increased (reduced) interest income and net interest income for the first, second and third quarters of 2005 by ($32,000), $398,000 and ($158,000), respectively. As a result of these adjustments, restated income before cumulative effect of change in accounting principle for the first quarter of 2005 (as reported in the Bank’s Registration Statement on Form 10 filed on February 15, 2006) was reduced by $24,000, the Bank’s previously reported net loss for the second quarter of 2005 was reduced by $292,000 and net income as previously reported for the third quarter of 2005 was reduced by $116,000. If the contractual method had been applied in 2004, the Bank’s net income (loss) for each quarter of that year would not have been materially different from the restated amounts presented above.
As further described in Note 1 to the Bank’s audited financial statements, the Bank determined in the course of preparing its annual 2005 financial statements that it had not properly accounted for the SFAS 133 basis adjustments associated with certain of its hedged available-for-sale securities that were sold in the third quarter of 2005 and that it similarly had not properly accounted for the SFAS 133 basis adjustments associated with early debt extinguishments that occurred during the second quarter of 2004 and the first, second and third quarters of 2005. In the case of the available-for-sale securities, the effect of the error was to understate net gains on sales of available-for-sale securities for the third quarter of 2005 (as reported in the Bank’s Registration Statement on Form 10 filed on February 15, 2006) by $26,546,000 and to overstate net gains on derivatives and hedging activities by the same amount. In the case of the early debt extinguishments, the effect of the error was to understate (or overstate) the gains on early extinguishment of debt (as reported in the Bank’s Registration Statement on Form 10 filed on February 15, 2006) and to overstate (or understate) net gains (losses) on derivatives and hedging activities by the same amount. For the second quarter of 2004 and the first, second and third quarters of 2005, the adjustments relating to the extinguished debt increased (reduced) gains on early extinguishment of debt by ($557,000), $14,000, ($45,000) and ($1,684,000), respectively; each of these adjustments was offset in its entirety by an adjustment to net gains (losses) on derivatives and hedging activities. For each period, total other income (loss), income before assessments, income before cumulative effect of change in accounting principle and net income were unaffected by these errors.
For the previously restated periods, the adjustments described above have been reflected only in the “As Restated” columns.
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements

Included herein on pages F-1 through F-55.

(b)	Exhibits
*3.1 Organization Certificate of the Registrant.

*3.2 By-Laws of the Registrant.

*4.1 Amended and Revised Capital Plan of the Registrant, dated June 24, 2004.

*10.1 Deferred Compensation Plan of the Registrant, effective July 24, 2004 (governs deferrals made prior to January 1, 2005).

*10.2 Deferred Compensation Plan of the Registrant for Deferrals Effective January 1, 2005.

*10.3 Non-Qualified Deferred Compensation Plan for the Board of Directors of the Registrant, effective July 24, 2004 (governs deferrals made prior to January 1, 2005).

*10.4 Non-Qualified Deferred Compensation Plan for the Board of Directors of the Registrant for Deferrals Effective January 1, 2005.

*10.5 Form of Special Non-Qualified Deferred Compensation Plan of the Registrant, effective as of January 1, 2004.

12.1 Computation of Ratio of Earnings to Fixed Charges.

* Included as part of the Bank’s Registration Statement on Form 10 filed on February 15, 2006.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Federal Home Loan Bank of Dallas

April 14, 2006	By /s/ Terry Smith

Date	Terry Smith
President and Chief Executive Officer

Federal Home Loan Bank of Dallas

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
the Federal Home Loan Bank of Dallas
In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Dallas (the “Bank”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2, the Bank has restated its financial statements at December 31, 2004 and for each of the two years in the period ended December 31, 2004.
As discussed in Note 1, the Bank adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” effective January 1, 2004. As discussed in Note 3, effective January 1, 2005, the Bank changed its method of accounting for the amortization and accretion of premiums and discounts on mortgage loans held for portfolio under Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
April 13, 2006

FEDERAL HOME LOAN BANK OF DALLAS
STATEMENTS OF CONDITION
(In thousands, except share data)

	December 31,
	2005	2004
		(restated)
ASSETS
Cash and due from banks (Note 4)	$61,558	$44,231
Interest-bearing deposits (Note 18)	384,715	631,398
Federal funds sold (Notes 19 and 20)	7,896,000	2,680,000
Trading securities (Note 5)	45,744	78,583
Available-for-sale securities (a) (Notes 6 and 20)	1,014,884	5,785,592
Held-to-maturity securities (b) (Note 7)	8,204,642	7,264,333
Advances (Notes 8 and 19)	46,456,958	47,112,017
Mortgage loans held for portfolio, net of allowance for credit losses of $294 and $355 in 2005 and 2004, respectively (Notes 3, 11 and 19)	542,478	706,203
Accrued interest receivable	190,914	208,301
Premises and equipment, net	25,391	27,313
Derivative assets (Note 16)	—	17,619
Excess REFCORP contributions (Note 10)	—	25,174
Other assets	28,726	31,586

TOTAL ASSETS	$64,852,010	$64,612,350

LIABILITIES AND CAPITAL
Deposits (Notes 12 and 19)
Interest-bearing	$3,817,460	$2,004,629
Non-interest bearing	674	180

Total deposits	3,818,134	2,004,809

Consolidated obligations, net (Note 13)
Discount notes	11,219,806	7,085,710
Bonds	46,121,709	51,452,135

Total consolidated obligations, net	57,341,515	58,537,845

Mandatorily redeemable capital stock (Note 14)	319,335	327,121
Accrued interest payable	396,913	331,154
Affordable Housing Program (Note 9)	39,084	20,703
Payable to REFCORP (Note 10)	7,631	—
Derivative liabilities (Note 16)	405,786	658,767
Other liabilities	49,173	43,841

Total liabilities	62,377,571	61,924,240

Commitments and contingencies (Notes 8, 9, 10, 13, 15, 16 and 18)

CAPITAL (Notes 14 and 19)
Capital stock – Class B putable ($100 par value) issued and outstanding shares: 22,986,217 and 24,927,894 shares in 2005 and 2004, respectively	2,298,622	2,492,789
Retained earnings	178,494	25,920
Accumulated other comprehensive income (loss)
Net unrealized gains (losses) on available-for-sale securities, net of unrealized gains relating to hedged interest rate risk included in net income (Notes 6 and 16)	(2,677)	169,401

Total capital	2,474,439	2,688,110

TOTAL LIABILITIES AND CAPITAL	$64,852,010	$64,612,350

(a)	Amortized cost: $1,017,561 and $5,616,191 at December 31, 2005 and 2004, respectively.

(b)	Fair values: $8,258,443 and $7,358,647 at December 31, 2005 and 2004, respectively.
The accompanying notes are an integral part of these financial statements. The restatement is described in Note 2.

FEDERAL HOME LOAN BANK OF DALLAS
STATEMENTS OF INCOME
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(restated)	(restated)
INTEREST INCOME
Advances	$1,642,118	$868,075	$725,370
Prepayment fees on advances, net	2,716	7,440	10,517
Interest-bearing deposits	14,468	6,832	6,303
Federal funds sold	131,699	32,546	32,240
Trading securities	6,077	11,918	23,920
Available-for-sale securities	152,531	154,876	138,660
Held-to-maturity securities	308,112	170,746	146,885
Mortgage loans held for portfolio	34,476	47,026	71,913
Other	539	608	677

Total interest income	2,292,736	1,300,067	1,156,485

INTEREST EXPENSE
Consolidated obligations
Bonds	1,717,519	924,184	794,629
Discount notes	271,043	119,477	122,688
Deposits	69,787	28,829	28,864
Mandatorily redeemable capital stock	11,680	6,643	—
Other borrowings	148	158	58

Total interest expense	2,070,177	1,079,291	946,239

NET INTEREST INCOME	222,559	220,776	210,246
Provision (release of allowance) for credit losses on mortgage loans	(56)	(26)	(27)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	222,615	220,802	210,273

OTHER INCOME (LOSS)
Service fees	2,841	2,470	2,137
Net loss on trading securities	(4,442)	(7,860)	(12,727)
Net realized gains on sales of available-for-sale securities	245,395	—	—
Gains on early extinguishment of debt	2,475	857	—
Net losses on derivatives and hedging activities	(91,287)	(90,679)	(15,122)
Other, net	2,603	2,526	3,085

Total other income (loss)	157,585	(92,686)	(22,627)

OTHER EXPENSE
Salaries and benefits	21,929	18,720	16,774
Other operating expenses	24,631	17,367	14,152
Finance Board	2,134	1,862	1,579
Office of Finance	1,529	1,410	1,320

Total other expense	50,223	39,359	33,825

INCOME BEFORE ASSESSMENTS	329,977	88,757	153,821

Affordable Housing Program	28,129	7,923	12,557
REFCORP	60,369	16,167	28,253

Total assessments	88,498	24,090	40,810

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	241,479	64,667	113,011
Cumulative effect of change in accounting principle	908	—	—

NET INCOME	$242,387	$64,667	$113,011

The accompanying notes are an integral part of these financial statements. The restatement is described in Note 2.

FEDERAL HOME LOAN BANK OF DALLAS
STATEMENTS OF CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands)

							Retained	Accumulated
	Capital Stock		Capital Stock -		Total		Earnings	Other
	Class B - Putable		Putable		Capital Stock		(Accumulated	Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Deficit)	Income (Loss)	Capital
BALANCE, JANUARY 1, 2003
As previously reported	—	$—	24,705	$2,470,518	24,705	$2,470,518	$77,560	$(50,785)	$2,497,293
Restatement (Note 2)	—	—	—	—	—	—	(126,617)	230,832	104,215

BALANCE, JANUARY 1, 2003 (RESTATED)	—	—	24,705	2,470,518	24,705	2,470,518	(49,057)	180,047	2,601,508
Proceeds from sale of capital stock	1,874	187,448	2,690	269,016	4,564	456,464	—	—	456,464
Repurchase/redemption of capital stock	(2,322)	(232,233)	(922)	(92,182)	(3,244)	(324,415)	—	—	(324,415)
Comprehensive income (restated)
Net income (restated)	—	—	—	—	—	—	113,011	—	113,011
Other comprehensive income (loss), restated
Net unrealized losses on available-for-sale securities	—	—	—	—	—	—	—	(44,472)	(44,472)

Total comprehensive income (restated)	—	—	—	—	—	—	—	—	68,539

Conversion to Class B shares	26,788	2,678,832	(26,788)	(2,678,832)	—	—	—	—	—
Dividends on capital stock
Cash	—	—	—	—	—	—	(174)	—	(174)
Stock	271	27,086	315	31,480	586	58,566	(58,566)	—	—

BALANCE, DECEMBER 31, 2003 (RESTATED)	26,611	2,661,133	—	—	26,611	2,661,133	5,214	135,575	2,801,922
Proceeds from sale of capital stock	8,368	836,817	—	—	8,368	836,817	—	—	836,817
Repurchase/redemption of capital stock	(6,418)	(641,843)	—	—	(6,418)	(641,843)	—	—	(641,843)
Shares reclassified to mandatorily redeemable capital stock	(4,071)	(407,080)	—	—	(4,071)	(407,080)	—	—	(407,080)
Comprehensive income (restated)
Net income (restated)	—	—	—	—	—	—	64,667	—	64,667
Other comprehensive income (restated)
Net unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	33,826	33,826

Total comprehensive income (restated)	—	—	—	—	—	—	—	—	98,493

Dividends on capital stock
Cash	—	—	—	—	—	—	(173)	—	(173)
Mandatorily redeemable capital stock	—	—	—	—	—	—	(26)	—	(26)
Stock	438	43,762	—	—	438	43,762	(43,762)	—	—

BALANCE, DECEMBER 31, 2004 (RESTATED)	24,928	2,492,789	—	—	24,928	2,492,789	25,920	169,401	2,688,110
Proceeds from sale of capital stock	4,186	418,564	—	—	4,186	418,564	—	—	418,564
Repurchase/redemption of capital stock	(6,944)	(694,431)	—	—	(6,944)	(694,431)	—	—	(694,431)
Shares reclassified to mandatorily redeemable capital stock	(79)	(7,858)	—	—	(79)	(7,858)	—	—	(7,858)

Comprehensive income
Net income	—	—	—	—	—	—	242,387	—	242,387
Other comprehensive income
Net unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	73,317	73,317
Reclassification adjustment for net realized gains on sales of available-for-sale securities included in net income	—	—	—	—	—	—	—	(245,395)	(245,395)

Total comprehensive income	—	—	—	—	—	—	—	—	70,309

Dividends on capital stock
Cash	—	—	—	—	—	—	(179)	—	(179)
Mandatorily redeemable capital stock	—	—	—	—	—	—	(76)	—	(76)
Stock	895	89,558	—	—	895	89,558	(89,558)	—	—

BALANCE, DECEMBER 31, 2005	22,986	$2,298,622	—	$—	22,986	$2,298,622	$178,494	$(2,677)	$2,474,439

The accompanying notes are an integral part of these financial statements. The restatement is described in Note 2.

FEDERAL HOME LOAN BANK OF DALLAS
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(restated)	(restated)
OPERATING ACTIVITIES
Net income	$242,387	$64,667	$113,011
Cumulative effect of change in accounting principle	(908)	—	—

Income before cumulative effect of change in accounting principle	241,479	64,667	113,011
Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used in) operating activities
Depreciation and amortization
Net premiums and discounts on consolidated obligations, investments and mortgage loans	(4,554)	3,648	7,173
Concessions on consolidated obligation bonds	11,243	20,864	40,426
Premises, equipment and computer software costs	4,541	3,204	3,165
Provision (release of allowance) for credit losses on mortgage loans	(56)	(26)	(27)
Non-cash interest on mandatorily redeemable capital stock	11,643	6,639	—
Decrease in trading securities	32,839	63,581	184,120
Loss (gain) due to change in net fair value adjustment on derivative and hedging activities	(362,999)	45,097	(23,076)
Gains on early extinguishment of debt	(2,475)	(857)	—
Net realized gains on sales of available-for-sale securities	(245,395)	—	—
Net realized loss (gain) on disposition of premises and equipment	137	103	(5)
Decrease (increase) in accrued interest receivable	17,387	(34,168)	7,778
Decrease in other assets	1,013	3,229	811
Increase (decrease) in Affordable Housing Program (AHP) liability	18,281	(1,907)	4,234
Increase (decrease) in accrued interest payable	65,759	(837)	(87,784)
Decrease (increase) in excess REFCORP contributions	24,947	(5,101)	9,394
Increase in payable to REFCORP	7,631	—	—
Increase (decrease) in other liabilities	537	2,824	(3,452)

Total adjustments	(419,521)	106,293	142,757

Net cash provided by (used in) operating activities	(178,042)	170,960	255,768

INVESTING ACTIVITIES
Net decrease (increase) in interest-bearing deposits	246,683	(328,816)	218,789
Net decrease (increase) in federal funds sold	(5,216,000)	277,000	488,000
Proceeds from sales of available-for-sale securities	4,476,514	—	—
Proceeds from maturities of available-for-sale securities	293,318	140,185	463,151
Purchases of available-for-sale securities	—	—	(820,615)
Proceeds from maturities of long-term held-to-maturity securities	1,717,536	1,895,787	3,622,326
Purchases of long-term held-to-maturity securities	(2,658,057)	(2,224,610)	(4,503,921)
Principal collected on advances	509,752,658	561,819,635	870,728,348
Advances made	(509,223,257)	(568,489,161)	(874,586,768)
Principal collected on mortgage loans held for portfolio	162,434	260,241	658,041
Purchases of mortgage loans held for portfolio	—	—	(239,066)
Purchases of premises, equipment and computer software	(2,748)	(8,591)	(3,180)

Net cash used in investing activities	(450,919)	(6,658,330)	(3,974,895)

FINANCING ACTIVITIES
Net increase (decrease) in deposits and pass-through reserves	1,818,120	(197,213)	(471,766)
Net proceeds from issuance of consolidated obligations
Discount notes	445,220,645	67,039,196	111,224,531
Bonds	18,605,479	29,559,986	47,350,091
Debt issuance costs	(8,385)	(16,765)	(39,600)
Proceeds from assumption of debt from other FHLBanks	426,811	371,211	5,692,890
Payments for maturing and retiring consolidated obligations
Discount notes	(441,077,761)	(71,583,269)	(117,312,423)
Bonds	(24,035,213)	(18,913,331)	(42,859,225)
Proceeds from issuance of capital stock	418,564	836,817	456,464
Payments for redemption of mandatorily redeemable capital stock	(27,362)	(86,624)	—
Payments for repurchase/redemption of capital stock	(694,431)	(641,843)	(324,415)
Cash dividends paid	(179)	(173)	(174)

Net cash provided by financing activities	646,288	6,367,992	3,716,373

Net increase (decrease) in cash and cash equivalents	17,327	(119,378)	(2,754)
Cash and cash equivalents at beginning of the year	44,231	163,609	166,363

Cash and cash equivalents at end of the year	$61,558	$44,231	$163,609

Supplemental disclosures
Interest paid	$1,956,051	$1,079,950	$1,042,492

AHP payments, net	$9,849	$9,830	$8,323

REFCORP payments	$27,791	$21,268	$18,859

Stock dividends issued	$89,558	$43,762	$58,566

Dividends paid through issuance of mandatorily redeemable capital stock	$76	$26	$—

Capital stock reclassified to mandatorily redeemable capital stock	$7,858	$407,080	$—

The accompanying notes are an integral part of these financial statements. The restatement is described in Note 2.

FEDERAL HOME LOAN BANK OF DALLAS
NOTES TO FINANCIAL STATEMENTS
Background Information
     The Federal Home Loan Bank of Dallas (the “Bank”), a federally chartered corporation, is one of 12 district Federal Home Loan Banks (each individually a “FHLBank” and collectively the “FHLBanks,” and, together with the Office of Finance, a joint office of the FHLBanks, the “FHLBank System”) that were created by the Federal Home Loan Bank Act of 1932 (the “FHLB Act”). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. The Bank serves eligible financial institutions in Arkansas, Louisiana, Mississippi, New Mexico and Texas (collectively, the Ninth District of the FHLBank System). The Bank provides a readily available, low-cost source of funds to its member institutions. The Bank is a cooperative whose member institutions own the capital stock of the Bank. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership. All members must purchase stock in the Bank. State and local housing authorities that meet certain statutory criteria may also borrow from the Bank; while eligible to borrow, housing associates are not members of the Bank and, as such, are not required to hold capital stock.
     The FHLBanks’ debt instruments (consolidated obligations) are the joint and several obligations of all the FHLBanks and are their primary source of funds. Deposits, other borrowings, and the proceeds from capital stock issued to members provide other funds. The Bank primarily uses these funds to provide advances (loans) to its members. The Bank also provides its members with a variety of correspondent banking services, including overnight and term deposit accounts, wire transfer services, reserve pass-through and settlement services, securities safekeeping and securities pledging services.
     The Office of Finance manages the sale of the FHLBanks’ consolidated obligations. The Federal Housing Finance Board (“Finance Board”), an independent agency in the executive branch of the United States Government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner. In addition, the Finance Board ensures that the FHLBanks carry out their housing finance mission, remain adequately capitalized, and are able to raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. The Bank does not have any special purpose entities or any other type of off-balance sheet conduits.
Note 1—Summary of Significant Accounting Policies
     Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates. These assumptions and estimates may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.
     Federal Funds Sold. These investments are used to manage the Bank’s short-term liquidity position and are carried at cost.
     Investments. The Bank carries investments for which it has both the ability and intent to hold to maturity (held-to-maturity securities) at cost, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.
     The Bank classifies certain investments that it may sell before maturity as available-for-sale and carries them at fair value. The change in fair value of the available-for-sale securities not being hedged by derivative instruments is recorded in other comprehensive income as a net unrealized gain or loss on available-for-sale securities. For available-for-sale securities that have been hedged and qualify as a fair value hedge, the Bank records the portion of the change in value related to the risk being hedged in other income (loss) as “net gain (loss) on derivatives and hedging activities” together with the related change in the fair value of the derivative, and records the remainder of the change in other comprehensive income as “net unrealized gain (loss) on available-for-sale securities.”
     The Bank classifies certain other investments as trading and carries them at fair value. The Bank records changes in the fair value of these investments in other income (loss) in the statements of income. Although classified as trading, the Bank does not engage in active or speculative trading practices.
     The Bank computes the amortization and accretion of premiums and discounts on mortgage-backed securities for which prepayments are probable and reasonably estimable using the level-yield method over the estimated lives of the securities. This method requires a retrospective adjustment of the effective yield each time the Bank changes the estimated life as if the new estimate had been known since the original acquisition date of the securities. The Bank computes the amortization and accretion of premiums and discounts on other investments using the level-yield method to the contractual maturity of the securities.
     The Bank computes gains and losses on sales of investment securities, if any, using the specific identification method and includes these gains and losses in other income (loss) in the statements of income. The Bank treats securities purchased under agreements to resell, if any, as collateralized financings.
     The Bank regularly evaluates outstanding investments for impairment. An investment is deemed impaired if the fair value of the investment is less than its amortized cost. Amortized cost includes adjustments made to the cost basis of an investment for accretion, amortization, previous other-than-temporary impairments (if any) and hedging. After an investment is determined to be impaired, the Bank evaluates whether the decline in value is other than temporary. When evaluating whether the impairment is other than temporary, the Bank takes into consideration whether or not it expects to receive all of the investment’s contractual cash flows and the Bank’s ability and intent to hold the investment for a sufficient amount of time to recover the unrealized losses. In addition, the Bank considers issuer and/or collateral specific factors, such as rating agency actions and business and financial outlook. The Bank also evaluates broader industry and sector performance indicators. If it is determined that there is an other-than-temporary impairment in the value of an investment, the decline in value is recognized as a loss in other income (loss). The Bank did not experience any other-than-temporary impairments in the value of investments during 2005, 2004 or 2003.
     Advances. The Bank presents advances net of unearned commitment fees and discounts on advances for the Affordable Housing Program (“AHP”), if any, as discussed below. The Bank credits interest on advances to income as earned. Following the requirements of the FHLB Act, as amended, the Bank obtains sufficient collateral on advances to protect it from losses. The FHLB Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real estate-related assets. As more fully described in Note 8, Community Financial Institutions (defined for 2005 as FDIC-insured institutions with average total assets of $567 million or less during the three-year period ended December 31, 2004) are eligible to utilize expanded statutory collateral rules for secured small business, small farm and small agribusiness loans, and securities representing a whole interest in such secured loans. The Bank has not incurred any credit losses on advances since its inception in 1932. Because of the collateral held as security on advances and its repayment history, Bank management believes that an allowance for credit losses on advances is not warranted at this time.
     Mortgage Loans Held for Portfolio. The Bank participates in the Mortgage Partnership Finance® (“MPF”®) program offered by the FHLBank of Chicago. Through the program, the Bank has invested in government-insured and conventional residential mortgage loans which were originated by certain of its participating financial institutions (“PFIs”). Additionally, the Bank has also acquired from the FHLBank of Chicago a percentage interest in certain MPF loans originated by PFIs of other FHLBanks. The Bank manages the liquidity, interest rate and prepayment risk of the loans, while the PFIs retain the marketing and servicing activities. The Bank and the PFIs share in the credit risk of the loans with the Bank assuming the first loss obligation limited by the First Loss Account (“FLA”), and the PFIs assuming credit losses in excess of the FLA, up to the amount of the credit enhancement obligation as specified in the master agreement (“Second Loss Credit Enhancement”). The Bank assumes all losses in excess of the Second Loss Credit Enhancement.
     The credit enhancement is an obligation on the part of the PFI which ensures the retention of a portion of the credit risk on loans that it originates. The amount of the credit enhancement is determined so that any losses in excess of the enhancement are limited to those permitted for “AA” credit risks. The PFI receives from the Bank a credit enhancement fee for managing this portion of the inherent risk in the loans. This fee is paid monthly based upon the remaining unpaid principal balance. The required credit enhancement obligation amount varies depending upon the various product alternatives.
     In December 2002, the Bank’s participation in the MPF program was modified. Under the terms of the revised agreement, the Bank receives a participation fee for mortgage loans that are delivered by its PFIs and the FHLBank of Chicago acquires a 100-percent interest in the loans. Prior to June 23, 2003, this modification applied only to those loans that were delivered under master commitments that had been entered into on or after December 5, 2002. Effective June 23, 2003, this arrangement was expanded to include loans that are delivered under master commitments that were entered into prior to December 5, 2002. Under the revised agreement, the Bank has the option to retain up to a 50-percent interest in loans originated by its PFIs without receiving a participation fee, provided certain conditions are met.
     The Bank classifies mortgage loans held for portfolio as held for investment and, accordingly, reports them at their principal amount outstanding net of deferred premiums and discounts.
     As discussed in Note 3, the Bank changed its method of accounting for the amortization and accretion of mortgage loan premiums and discounts under Statement of Financial Accounting Standards (“SFAS”) No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (“SFAS 91”). Prior to 2005, the Bank deferred mortgage loan premiums and discounts and amortized/accreted them to interest income using the interest method over the estimated lives of the assets, which required a retrospective adjustment of the effective yield each time the Bank changed its estimate of the loan life. Actual prepayment experience and estimates of future principal prepayments were used in computing the estimated lives of the mortgage loans. The Bank aggregated the mortgage loans by similar characteristics (type, maturity, note rate and acquisition date) in determining prepayment estimates. Effective January 1, 2005, the Bank began amortizing premiums and accreting discounts to interest income over the contractual lives of the loans. The contractual method recognizes the income effects of premiums and discounts in a manner that is reflective of the actual behavior of the mortgage loans during the period in which the behavior occurs while also reflecting the contractual terms of the assets without regard to changes in estimated prepayments based upon assumptions about future borrower behavior.
     The Bank records credit enhancement fees as a reduction to mortgage loan interest income. During the years ended December 31, 2005, 2004 and 2003, mortgage loan interest income was reduced by credit enhancement fees totaling $419,000, $545,000 and $852,000, respectively. The Bank records participation fees in other income (loss) under the caption “other, net” when received.
     The Bank places a mortgage loan on nonaccrual status when the collection of the contractual principal or interest is 90 days or more past due. When a conventional mortgage loan is placed on nonaccrual status, accrued but uncollected interest is reversed against interest income. The Bank records cash payments received on nonaccrual loans first as interest income until it recovers all interest, and then as a reduction of principal. Government-guaranteed loans are not placed on nonaccrual status.
     The Bank bases the allowance for credit losses on management’s estimate of credit losses inherent in the Bank’s mortgage loan portfolio as of the balance sheet date, after consideration of primary mortgage insurance, supplemental mortgage insurance (if any), and credit enhancements. Actual losses greater than defined levels are offset by the PFIs’ credit enhancement up to their respective limits. The Bank performs periodic reviews to identify losses inherent within its portfolio and to determine the likelihood of collection. The overall allowance is determined by an analysis that includes consideration of various data such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. As a result of this analysis, the Bank has determined that an allowance for credit losses of $294,000 and $355,000 as of December 31, 2005 and 2004, respectively, is appropriate. Credit losses are charged against the allowance when the Bank determines that its recorded investment is unlikely to be recoverable.
     Premises and Equipment. The Bank records premises and equipment at cost less accumulated depreciation and amortization. At December 31, 2005 and 2004, the Bank’s accumulated depreciation and amortization relating to premises and equipment was $15,361,000 and $17,235,000, respectively. The Bank computes depreciation using the straight-line method over the estimated useful lives of assets ranging from 3 to 39 years. It amortizes leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The Bank capitalizes improvements and major renewals but expenses ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $2,929,000, $2,222,000 and $2,088,000 during the years ended December 31, 2005, 2004 and 2003, respectively. The Bank includes gains and losses on disposal of premises and equipment, if any, in other income (loss) under the caption “other, net.”
     Computer Software. The cost of computer software developed or obtained for internal use is accounted for in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods. As of December 31, 2005 and 2004, the Bank had $3,861,000 and $3,875,000, respectively, in unamortized computer software costs included in other assets. Amortization of computer software costs charged to expense was $1,612,000, $982,000 and $1,077,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
     Derivatives and Hedging Activities. In accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (hereinafter collectively referred to as “SFAS 133”), all derivatives are recognized on the statement of condition at their fair values and are designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge) or (2) a non-SFAS 133 hedge of an asset or liability (an “economic hedge”) for balance sheet management purposes. Changes in the fair value of a derivative that is effective as — and that is designated and qualifies as — a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect gains or losses on firm commitments), are recorded in current period earnings. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative differs from the change in the fair value of the hedged item) is recorded in other income (loss) as “net gain (loss) on derivatives and hedging activities.” Net interest income/expense associated with derivatives that qualify for fair value hedge accounting is recorded as a component of net interest income. Changes in the fair value of a derivative designated as an economic hedge are recorded in current period earnings with no fair value adjustment to an asset or liability. Both the net interest income/expense and the fair value adjustments associated with derivatives in economic hedging relationships are recorded in other income (loss) as “net gain (loss) on derivatives and hedging activities.”
     If hedging relationships meet certain criteria specified in SFAS 133, they are eligible for hedge accounting and the offsetting changes in fair value of the hedged items may be recorded in earnings. The application of hedge accounting generally requires the Bank to evaluate the effectiveness of the hedging relationships on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is commonly known as the “long-haul” method of accounting. Transactions that meet more stringent criteria qualify for the “short-cut” method of hedge accounting in which an assumption can be made that the change in fair value of a hedged item exactly offsets the change in value of the related derivative. The Bank considers hedges of committed advances and consolidated obligations to be eligible for the short-cut method of accounting as long as the settlement of the committed advance or consolidated obligation occurs within the shortest period possible for that type of instrument, the fair value of the swap is zero on the date the Bank commits to issue the hedged item, and the transaction meets all of the other criteria for short-cut accounting specified in SFAS 133. The Bank has defined the market settlement conventions to be five business days or less for advances and thirty calendar days or less using a next business day convention for consolidated obligations. The Bank records the changes in fair value of the derivative and the hedged item beginning on the trade date.
     The Bank may issue debt, make advances, or purchase financial instruments in which a derivative instrument is “embedded” and the derivative instrument is not remeasured at fair value with changes in fair value reported in earnings as they occur. Upon execution of these transactions, the Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a hedging instrument in a fair value hedge or (2) a stand-alone derivative instrument pursuant to an economic hedge. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings (e.g., an investment security classified as trading), or if the Bank could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the statement of condition at fair value and no portion of the contract would be separately accounted for as a derivative.
     When fair value hedge accounting for a specific derivative is discontinued due to the Bank’s determination that such derivative no longer qualifies for SFAS 133 hedge accounting treatment, the Bank will continue to carry the derivative on the statement of condition at its fair value, cease to adjust the hedged asset or liability for changes in fair value, and amortize the cumulative basis adjustment on the formerly hedged item into earnings over its remaining term using the level-yield method. In all cases in which hedge accounting is discontinued and the derivative remains outstanding, the Bank will carry the derivative at its fair value on the statement of condition, recognizing changes in the fair value of the derivative in current period earnings.
     When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the statement of condition at its fair value, removing from the statement of condition any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings.
     Mandatorily Redeemable Capital Stock. The Bank adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”) effective January 1, 2004. Among other things, SFAS 150 requires issuers to classify as liabilities certain financial instruments that embody obligations for the issuer (hereinafter referred to as “mandatorily redeemable financial instruments”).
     SFAS 150 was effective for mandatorily redeemable financial instruments of nonpublic entities in fiscal periods beginning after December 15, 2003. For purposes of SFAS 150, a nonpublic entity is defined as “any entity other than one (a) whose equity securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally, (b) that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market, or (c) that is controlled by an entity covered by (a) or (b).” All of the Bank’s outstanding capital stock is owned by its members or, in some cases, by non-member institutions that have acquired stock by virtue of acquiring a member institution or former members that retain capital stock either to support advances or other activity that remains outstanding. By regulation, the parties to a transaction involving the Bank’s stock can include only the Bank and its member institutions (or non-member institutions or former members, as described above). The Bank’s capital stock is not publicly traded, nor is there an established market for the stock. Furthermore, while the Bank is in the process of registering its equity securities with the Securities and Exchange Commission (“SEC”), this registration is not in preparation for the sale of these securities in a public market. The Bank is not controlled by any other entity. Therefore, the Bank meets the definition of a nonpublic entity, as defined in SFAS 150. FASB Staff Position No. FAS 150-3 “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FSP FAS 150-3”) deferred the effective date for applying the provisions of SFAS 150, but only for nonpublic entities that are not SEC registrants. For purposes of FSP FAS 150-3, SEC registrants are defined as “entities, or entities that are controlled by entities, (a) that have issued or will issue debt or equity securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets), (b) that are required to file financial statements with the SEC, or (c) that provide financial statements for the purpose of issuing any class of securities in a public market.” Since the Bank met the definition of an SEC registrant, the deferral under FSP FAS 150-3 was not applicable, and therefore the Bank adopted SFAS 150 as of January 1, 2004.
     Under the provisions of SFAS 150, the Bank reclassifies shares of capital stock from the capital section to the liability section of its balance sheet at the point in time when a member exercises a written redemption right, gives notice of its intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, as the shares of capital stock then meet the SFAS 150 definition of a mandatorily redeemable financial instrument. Shares of capital stock meeting this definition are reclassified to liabilities at fair value. Following reclassification of the stock, any dividends paid or accrued on such shares are recorded as interest expense in the statement of income. Redemption of these mandatorily redeemable financial instruments is reported as a cash outflow in the financing activities section of the statement of cash flows. Since January 1, 2004, the Bank has not received any stock redemption notices.
     If a member cancels a written redemption or withdrawal notice, the Bank reclassifies the shares subject to the cancellation notice from liabilities back to equity in accordance with SFAS 150. Following this reclassification to equity, dividends on the capital stock are once again recorded as a reduction of retained earnings.
     Although mandatorily redeemable capital stock is excluded from capital for financial reporting purposes, it is considered capital for regulatory purposes. See Note 14 for more information, including restrictions on stock redemption.
     Affordable Housing Program. The FHLB Act requires each FHLBank to establish and fund an AHP (see Note 9). The Bank charges the required funding for AHP to earnings and establishes a liability. Typically, the AHP funds are made available to members in the form of direct grants to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. In addition to direct grants, the Bank may issue AHP advances at interest rates below the customary interest rate for non-subsidized advances. When the Bank makes an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the Bank’s related cost of funds for comparable maturity funding is charged against the AHP liability, recorded as a discount on the AHP advance and amortized using the level-yield method.
     Resolution Funding Corporation Assessments. Although the Bank is exempt from ordinary federal, state, and local taxation except for local real estate taxes, it is required to make quarterly payments to the Resolution Funding Corporation (“REFCORP”), an entity established by Congress in 1989 to provide funding for the resolution of insolvent thrift institutions. REFCORP has been designated as the calculation agent for the AHP and REFCORP assessments. To enable REFCORP to perform these calculations, each of the FHLBanks provides quarterly earnings information to REFCORP. See Note 10 for more information.
     Prepayment Fees. The Bank charges its members a prepayment fee when members prepay certain advances before their original maturities. Except as described below, the Bank records prepayment fees, net of hedging adjustments included in the book basis of the advance (if any), as “prepayment fees on advances” in the interest income section of the statement of income. In cases in which the Bank funds a new advance concurrent with or within a short period of time of a prepayment of an existing advance, the Bank evaluates whether the new advance meets the accounting criteria to qualify as a modification of an existing advance under the provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-7, “Creditor’s Accounting for a Modification or Exchange of Debt Instruments.” If the new advance qualifies as a modification of the existing advance, the net prepayment fee on the prepaid advance is deferred, recorded in the basis of the modified advance, and amortized over the life of the modified advance using the level-yield method. This amortization is recorded in interest income on advances. If the Bank determines that the advance should be treated as a new advance, it records the net fees as “prepayment fees on advances” in the interest income section of the statement of income.
     Commitment Fees. The Bank defers commitment fees for advances, if any, and amortizes them to interest income using the level-yield method. Refundable fees, if any, are deferred until the commitment expires or until the advance is made. The Bank records commitment fees for letters of credit as a deferred credit when it receives the fees and amortizes them over the term of the letter of credit using the straight-line method.
     Concessions on Consolidated Obligations. The Bank defers and amortizes, using the level-yield method, the amounts paid to dealers in connection with the sale of consolidated obligation bonds over the terms of the bonds. The Office of Finance prorates the amount of the concession to the Bank based upon the percentage of the debt issued that is assumed by the Bank. Unamortized concessions were $20,961,000 and $23,810,000 at December 31, 2005 and 2004, respectively, and are included in “other assets” on the statements of condition. Amortization of such concessions is included in consolidated obligation bond interest expense and totaled $11,243,000, $20,864,000 and $40,426,000 during the years ended December 31, 2005, 2004 and 2003, respectively. The Bank charges to expense as incurred the concessions applicable to the sale of consolidated obligation discount notes because of the short maturities of these notes. Concessions related to the sale of discount notes totaling $483,000, $37,000 and $80,000 are included in interest expense on consolidated obligation discount notes in the statements of income for the years ended December 31, 2005, 2004 and 2003, respectively.
     Discounts and Premiums on Consolidated Obligations. The Bank expenses the discounts on consolidated obligation discount notes using the level-yield method over the term of the related notes. It amortizes the discounts and premiums on consolidated obligation bonds to expense using the level-yield method over the term to maturity of the bonds.
     Finance Board and Office of Finance Expenses. The Bank is assessed its proportionate share of the costs of operating the Finance Board and the Office of Finance. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total outstanding capital stock. The operating and capital expenditures of the Office of Finance are shared on a pro rata basis with one-third based on each FHLBank’s percentage of total outstanding capital stock, one-third based on each FHLBank’s issuance of consolidated obligations, and one-third based on each FHLBank’s total consolidated obligations outstanding. These costs are included in the other expense section of the statements of income. Outstanding capital stock for these purposes includes those amounts that are classified as mandatorily redeemable (see Note 14).
     Estimated Fair Values. Some of the Bank’s financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, the Bank uses internal models employing assumptions regarding interest rates, volatility, cash flows, and other factors to perform present-value calculations when disclosing estimated fair values. The Bank assumes that book value approximates fair value for certain financial instruments with three months or less to repricing or maturity. The estimated fair values of the Bank’s financial instruments are presented in Note 17.
     Cash Flows. In the statements of cash flows, the Bank considers cash and due from banks as cash and cash equivalents.
     Revisions. As described in Note 2, the Bank sold certain of its available-for-sale securities in September 2005. Included in these sales were $2.757 billion (par value) of available-for-sale securities that had been in SFAS 133 hedging relationships prior to their sale. In connection with the preparation of its annual 2005 financial statements, the Bank determined that it had not properly accounted for the SFAS 133 basis adjustments associated with these hedged available-for-sale securities in its previously issued financial statements for the nine months ended September 30, 2005. Specifically, the Bank failed to adjust the basis of these securities for the change in fair value attributable to changes in the designated benchmark interest rate from August 31, 2005 (the most recent valuation date) to their respective sale dates. The subject securities were sold on various dates between September 9, 2005 and September 22, 2005. For the nine months ended September 30, 2005, the effect of this error was to understate net losses on derivatives and hedging activities by $26,546,000 and to understate net gains on sales of available-for-sale securities by the same amount. Both of these line items are presented in other income (loss) in the Bank’s statements of income. Total other income (loss), income before assessments and net income were unaffected by this error. As a result of the correction, net realized gains on sales of available-for-sale securities changed from $218,849,000 (as reported in the Bank’s unaudited financial statements for the nine months ended September 30, 2005) to $245,395,000 in the accompanying financial statements for the year ended December 31, 2005.
     Concurrently, the Bank also determined that it had not properly accounted for the SFAS 133 basis adjustments associated with early debt extinguishments that occurred during 2004 and the nine months ended September 30, 2005. Similar to the available-for-sale securities described above, the Bank failed to properly account for the SFAS 133 basis adjustments associated with the extinguished debt in the month of extinguishment. For 2004, the effect of this error was to overstate net losses on derivatives and hedging activities by $557,000 and to overstate the gains on early extinguishments of debt by the same amount. For the nine months ended September 30, 2005, the effect of the error was to overstate net losses on derivatives and hedging activities by $1,715,000 and to overstate gains on early extinguishments of debt by the same amount. Total other income (loss), income before assessments and net income for both periods were unaffected by this error. As a result of the correction, gains on early extinguishment of debt changed from $1,414,000 to $857,000 and net losses on derivatives and hedging activities changed from $91,236,000 to $90,679,000 for the year ended December 31, 2004. For the nine months ended September 30, 2005, gains on early extinguishment of debt changed from $3,200,000 to $1,485,000. During the fourth quarter of 2005, the Bank recorded additional gains associated with early debt extinguishments of $990,000, resulting in full year gains on early extinguishment of debt of $2,475,000. The amounts reported for the nine months ended September 30, 2005 are unaudited.
     Pass-through reserve activity, as described in Note 4, is included as a financing cash flow in the statements of cash flows. Previously, such reserve activity was classified as an operating cash flow, as either an increase or decrease in other liabilities. Prior year statements of cash flows have been revised to reflect the pass-through reserve activity as a financing cash flow. Net cash inflows (outflows) relating to pass-through reserves for the years ended December 31, 2005, 2004 and 2003 were $4,795,000, ($36,328,000) and $4,017,000, respectively.

     In aggregate, the corrections increased net losses on derivatives and hedging activities for the nine months ended September 30, 2005 by $24,831,000, from $67,278,000 to $92,109,000. During the fourth quarter of 2005, the Bank recorded net gains on derivatives and hedging activities of $822,000, resulting in full year net losses on derivatives and hedging activities of $91,287,000.
Note 2 — Restatement of Previously Issued Financial Statements
     During the third quarter of 2005 (in the course of preparing for registration of its equity securities with the Securities and Exchange Commission), the Bank identified certain errors with respect to the application of SFAS 133. To correct these errors, the Bank restated its financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 as described below. All footnote disclosures that were impacted by these corrections have been restated.
     Incorrect application of the short-cut method to 14 hedged available-for-sale securities. In August 2005, the Bank discovered 14 hedged available-for-sale securities for which the short-cut method of hedge accounting was incorrectly applied. With the exception of one transaction that was entered into in October 2001, all of these hedging relationships were established in 1998 and 1999. The par/notional amount of these transactions totaled $1.440 billion. In each case, the available-for-sale security and related interest rate swap were contemporaneously purchased in a package transaction at a par price. When these securities and derivatives were designated in short-cut hedging relationships at the date of adoption of SFAS 133 (January 1, 2001), the Bank failed to recognize that, while the package was acquired at a par price, the components of the transaction (the available-for-sale security and interest rate swap) would not have been priced at par if they had been acquired or executed individually. Because the interest rate swaps were entered into at a fair value other than zero, the hedging relationships failed to qualify for short-cut accounting. Additionally, certain of the subject interest rate swaps contained a written option that was not mirrored in the related available-for-sale security. Due to the presence of this option, the Bank ultimately concluded that these particular hedging relationships would not have qualified for the long-haul method of accounting either. For those hedging relationships that did not contain the referenced option, the provisions of SFAS 133 do not allow the Bank to retroactively apply the long-haul method because such hedges were incorrectly designated as qualifying for short-cut accounting and the Bank did not test the hedging relationships periodically for effectiveness.
     To correct these errors, the Bank reversed the periodic changes in fair value of the available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings and recorded such changes in fair value in other comprehensive income. In those years where the change in fair value of the available-for-sale security attributable to the hedged risk was an unrealized gain, the reversal reduced income before assessments and increased other comprehensive income by equal amounts. In years where the change in fair value of the available-for-sale security attributable to the hedged risk was an unrealized loss, the reversal increased income before assessments and reduced other comprehensive income by equal amounts. For the years ended December 31, 2004 and 2003, these adjustments increased (reduced) income before assessments by ($3,429,000) and $58,670,000, respectively. The adjustments are included in net losses on derivatives and hedging activities in the Bank’s restated statements of income. Additionally, the Bank revised the amount of the transition adjustments relating to the subject available-for-sale securities as of January 1, 2001 and recorded the subsequent amortization thereof. For the years ended December 31, 2004 and 2003, the amortization of the transition adjustments increased income before assessments by $414,000 and $2,459,000, respectively. These adjustments are included in interest income on available-for-sale securities in the Bank’s restated statements of income.
     In addition to the adjustments described above, the Bank also recorded adjustments to establish the premiums associated with the subject available-for-sale securities and the related amortization thereof. These adjustments in turn had an impact on the amounts reported in other comprehensive income. Furthermore, the Bank recorded adjustments to the carrying amounts of the applicable interest rate swaps to reflect changes in the estimated fair value of the written options. The Bank does not believe these other adjustments are significant, either individually or in the aggregate, to the Bank’s financial position or results of operations for any of the periods presented.
     The error that led to these adjustments also affected 2002 and 2001; consequently, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of the error in 2002 and 2001. In the aggregate, the adjustments described above reduced previously reported retained earnings as of that date by $152,377,000.
     Because these hedging relationships did not qualify as SFAS 133 fair value hedges in prior periods, they are accounted for as economic hedges in the Bank’s restated results. As such, the net interest expense associated with the subject interest rate swaps has been reclassified from interest income on available-for-sale securities to net losses on derivatives and hedging activities in the Bank’s restated statements of income. The reclassifications had no impact on previously reported income before assessments or net income. As a result of these reclassifications, interest income on available-for-sale securities was increased by $54,296,000 and $59,407,000 for the years ended December 31, 2004 and 2003, respectively. For these periods, the reclassifications increased by equal amounts the losses reported in net losses on derivatives and hedging activities.
     In August 2005 (following the determination of the required accounting corrections), the Bank sold substantially all of the then remaining subject available-for-sale securities ($1.170 billion par value) and terminated the associated interest rate swaps. As of December 31, 2004, the amortized cost of these available-for-sale securities aggregated $1,200,473,000 (Note 6).
     Incorrect application of long-haul hedge accounting to 4 hedged available-for-sale securities. In September 2005, the Bank sold $2.9 billion (par value) of available-for-sale securities in 18 transactions and terminated the associated interest rate swaps; as of December 31, 2004, the amortized cost of these available-for-sale securities aggregated $3,006,147,000 (Note 6). At the time these transactions were executed, the Bank identified four interest rate swaps with a notional amount totaling $127 million for which long-haul hedge accounting had been incorrectly applied since the adoption of SFAS 133. All four of these hedging relationships were established in 1997. When these particular interest rate swaps were terminated, it was discovered that the agreements contained a written option that was not mirrored in the hedged item. Due to the presence of this option, the Bank concluded that the transactions did not qualify for hedge accounting under SFAS 133.
     To correct these errors, the Bank reversed the periodic changes in fair value of the four available-for-sale securities attributable to the hedged risk that had previously been recognized in earnings (that is, the Bank reclassified these periodic changes in fair value from income before assessments to other comprehensive income). For the years ended December 31, 2004 and 2003, these adjustments increased (reduced) income before assessments by ($1,193,000) and $5,315,000, respectively. The adjustments are included in net losses on derivatives and hedging activities in the Bank’s restated statements of income. Additionally, the Bank revised the amount of the transition adjustments relating to the four available-for-sale securities as of January 1, 2001 and recorded the subsequent amortization thereof. For the years ended December 31, 2004 and 2003, the amortization of the transition adjustments reduced income before assessments by $115,000 and $108,000, respectively. These adjustments are included in interest income on available-for-sale securities in the Bank’s restated statements of income.
     The Bank also recorded adjustments to the carrying amounts of the four interest rate swaps to reflect the changes in the estimated fair value of the written options. The Bank does not believe these adjustments are significant to the Bank’s financial position or results of operations for any of the periods presented.
     The error that led to these adjustments also affected 2002 and 2001; as a result, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of the error in 2002 and 2001. In the aggregate, the adjustments described above reduced previously reported retained earnings as of that date by $18,423,000.
     As these hedging relationships should have been accounted for as economic hedges, the net interest expense associated with the four interest rate swaps has been reclassified from interest income on available-for-sale securities to net losses on derivatives and hedging activities in the Bank’s restated statements of income. The reclassifications had no impact on previously reported income before assessments or net income. As a result of these reclassifications, interest income on available-for-sale securities was increased by $6,606,000 and $6,947,000 for the years ended December 31, 2004 and 2003, respectively. For these periods, the reclassifications increased by equal amounts the losses reported in net losses on derivatives and hedging activities.
     Changes to benchmark valuation methodology for long-haul hedging relationships. The Bank accounts for certain fair value hedging relationships involving consolidated obligation bonds, advances and available-for-sale securities using the long-haul method of accounting. For each of these relationships, the Bank is hedging fair value risk attributable to changes in the London Interbank Offered Rate (“LIBOR”), the designated benchmark interest rate. The benchmark fair values of the Bank’s consolidated obligation bonds, advances and available-for-sale securities are derived by discounting each item’s remaining contractual cash flows at a fixed/constant spread to the LIBOR curve on an instrument-by-instrument basis. For each hedged item, the spread to the LIBOR curve is equal to the market spread at the time of issuance/purchase. By calculating benchmark fair values using the market spread at inception and holding that spread to LIBOR constant throughout the life of the hedging relationship, the Bank is able to isolate changes in fair value attributable to changes in LIBOR.
     Following an evaluation of its previous practices, the Bank concluded that its benchmark valuation methodology was flawed in certain respects. Among other things, the Bank determined in some cases that the periodic basis adjustments included elements unrelated to the risk being hedged. To correct this and other deficiencies in its benchmark valuation methodology, the Bank revised the amount of the periodic changes in the benchmark fair values for the affected consolidated obligation bonds, advances and available-for-sale securities that had previously been reported in earnings. For the years ended December 31, 2004 and 2003, the revisions resulted in adjustments that reduced income before assessments by $2,335,000 and $9,466,000, respectively. The adjustments are included in net losses on derivatives and hedging activities in the Bank’s restated statements of income. The previously reported carrying amounts of advances and consolidated obligation bonds were impacted by these adjustments. The corresponding adjustments for the Bank’s available-for-sale securities impacted other comprehensive income. The revisions that led to these adjustments also affected 2002 and 2001; consequently, opening retained earnings as of January 1, 2003 has been corrected to reflect the changes in 2002 and 2001. This adjustment increased previously reported retained earnings as of that date by $10,169,000.
     Valuation methodology inconsistent with hedge documentation for certain instruments containing complex coupons. Following an evaluation of its previous practices, the Bank determined with respect to certain long-haul hedging relationships involving available-for-sale securities and consolidated obligation bonds that its valuation methodology was not consistent with its designated benchmark hedging strategy. Substantially all of these hedging relationships were entered into prior to 1999. All of the subject available-for-sale securities and consolidated obligation bonds contained complex coupons and were hedged with mirror-image interest rate swaps. As of January 1, 2001, the par amount of the subject available-for-sale securities and consolidated obligation bonds totaled $129 million and $795 million, respectively; as a result of maturities, these amounts had declined to $7 million and $75 million, respectively, as of December 31, 2005. Because of the inconsistency between its documented hedging strategy and its actual valuation practice, the Bank concluded that these relationships failed to meet the requirements for hedge accounting under SFAS 133. Accordingly, the Bank reversed the periodic changes in fair value of the available-for-sale securities and consolidated obligation bonds purportedly attributable to the hedged risk that had previously been recognized in earnings. For the years ended December 31, 2004 and 2003, the adjustments relating to the available-for-sale securities increased income before assessments by $983,000 and $2,625,000, respectively. For these same periods, the adjustments relating to the consolidated obligation bonds reduced income before assessments by $10,491,000 and $16,552,000, respectively. The adjustments are included in net losses on derivatives and hedging activities in the Bank’s restated statements of income. The previously reported carrying amounts of the consolidated obligation bonds were impacted by these adjustments while the corresponding adjustments for the available-for-sale securities impacted other comprehensive income. In addition, the Bank revised the amount of the transition adjustments relating to the subject available-for-sale securities and consolidated obligations as of January 1, 2001 and recorded the subsequent amortization thereof. For the years ended December 31, 2004 and 2003, the amortization of the transition adjustments related to the available-for-sale securities increased income before assessments by $6,000 and $146,000, respectively. These adjustments are included in interest income on available-for-sale securities in the Bank’s restated statements of income. For these same periods, the amortization of the transition adjustments relating to the consolidated obligation bonds reduced income before assessments by $2,734,000 and $5,388,000, respectively. These adjustments are included in interest expense on consolidated obligation bonds in the Bank’s restated statements of income. The inconsistency that led to these adjustments also affected 2002 and 2001; as a result, opening retained earnings as of January 1, 2003 has been corrected to reflect the impact of the changes in 2002 and 2001. This adjustment increased previously reported retained earnings as of that date by $34,213,000.
     Because these hedging relationships did not qualify as SFAS 133 fair value hedges in prior periods, they are accounted for as economic hedges in the Bank’s restated results. As such, the net interest expense associated with the interest rate swaps that hedge the available-for-sale securities has been reclassified from interest income on available-for-sale securities to net losses on derivatives and hedging activities in the Bank’s restated statements of income. Similarly, the net interest income associated with the interest rate swaps that hedge the consolidated obligation bonds has been reclassified from interest expense on consolidated obligation bonds to net losses on derivatives and hedging activities in the Bank’s restated statements of income. The reclassifications had no impact on previously reported income before assessments or net income. As a result of these reclassifications, interest income on available-for-sale securities was increased by $840,000 and $2,264,000 for the years ended December 31, 2004 and 2003, respectively. For these same periods, interest expense on consolidated obligation bonds was increased by $9,458,000 and $22,003,000, respectively. In aggregate, the reclassifications reduced the amount of losses reported in net losses on derivatives and hedging activities for the years ended December 31, 2004 and 2003 by $8,618,000 and $19,739,000, respectively.
     Other errors relating to the application of SFAS 133. In the course of its review, the Bank also identified other errors related to the application of SFAS 133. Specifically, these errors related to the incorrect application of the short-cut method of accounting to the Bank’s hedged discount notes, two zero coupon bond (available-for-sale) securities and one consolidated obligation bond. Adjustments to correct the accounting for these items are also included in the Bank’s restated financial statements. Additionally, to comply with the provisions of SFAS 133, the Bank’s restated results reflect trade date accounting for derivatives. Previously, the Bank recorded derivatives on the settlement date of the hedged items consistent with the required settlement date accounting for those items. Furthermore, the Bank revised its previously reported gain on early extinguishment of debt in 2004 to include the cumulative SFAS 133 basis adjustments associated with the extinguished debt; previously, these basis adjustments were written off against net losses on derivatives and hedging activities. The Bank does not believe these other adjustments are significant, either individually or in the aggregate, to the Bank’s financial position or results of operations for any of the periods presented. In the aggregate, the adjustments reduced income before assessments for the years ended December 31, 2004 and 2003 by $1,572,000 and $1,538,000, respectively. Some of the errors that led to these adjustments also affected 2002 and 2001; consequently, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of those errors in 2002 and 2001. These adjustments increased previously reported retained earnings as of that date by $1,592,000.
     Errors identified in 2004. In 2004, the Bank identified several areas in which its accounting practices did not conform with generally accepted accounting principles. At that time, the Bank assessed the impact of the required changes on all of the affected prior annual periods, all quarterly periods for 2003 and all relevant quarterly periods for 2004, and determined that had the Bank correctly accounted for these transactions, it would not have had a material impact on the results of operations or financial condition of the Bank for any of these prior reporting periods. Accordingly, the Bank recorded cumulative adjustments as of January 1, 2004 to reflect the accounting as if the Bank had properly accounted for these items in years prior to 2004. In connection with the restatement of its financial statements, the Bank has reversed the cumulative adjustments that were previously recorded as of January 1, 2004 and has adjusted its prior period financial statements to reflect the appropriate accounting for these transactions in those periods. The changes related to the following:
     Method of hedge accounting for certain consolidated obligation bonds. The Bank changed the manner in which it assesses effectiveness for certain highly effective consolidated obligation hedging relationships. Under its prior approach, the Bank incorrectly assumed no ineffectiveness for these hedging transactions. The interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the hedged consolidated obligation. Since the formula for computing net settlements under the interest rate swap is not the same for each net settlement, the Bank determined that it should change its approach to assess effectiveness and measure hedge ineffectiveness during each reporting period. As previously reported, income before assessments was reduced by $3,374,000 as of January 1, 2004 to reflect the accounting as if the Bank had employed the new approach from the date of adoption of SFAS 133 through December 31, 2003. As part of the Bank’s restatement, previously reported income before assessments for the years ended December 31, 2004 and 2003 was increased by

$3,374,000 and $1,191,000, respectively. These adjustments are included in net losses on derivatives and hedging activities in the Bank’s restated statements of income. The error that led to the original adjustment as of January 1, 2004 also affected 2002 and 2001; consequently, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of the error in 2002 and 2001. This adjustment reduced previously reported retained earnings as of that date by $3,354,000.
     Postretirement benefits. The Bank corrected its method of accounting for postretirement health and life insurance benefits to comply with the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”). Previously, the Bank had accounted for these benefits on a pay-as-you-go (cash) basis. As previously reported, salaries and benefits expense for the year ended December 31, 2004 included a $1,624,000 charge for postretirement benefits relating to prior years. As part of the Bank’s restatement, previously reported salaries and benefits expense for the years ended December 31, 2004 and 2003 was increased (reduced) by ($1,624,000) and $583,000, respectively. The error that led to the original adjustment as of January 1, 2004 also affected 2002 and 2001; as a result, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of the error in 2002 and 2001. This adjustment reduced previously reported retained earnings as of that date by $765,000.
     Amortization and accretion of premiums and discounts on certain available-for-sale securities. The Bank corrected its method of amortizing and accreting premiums and discounts on certain of its available-for-sale securities from the straight-line method to the level-yield method to comply with the provisions of SFAS 91. As previously reported, interest income on available-for-sale securities was increased by $3,532,000 as of January 1, 2004 to reflect the accounting as if the level-yield method had been used in prior years. As part of the Bank’s restatement, previously reported interest income on AFS securities for the years ended December 31, 2004 and 2003 was increased (reduced) by ($3,532,000) and $2,131,000, respectively. The error that led to the original adjustment as of January 1, 2004 also affected periods prior to 2003; consequently, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of the error for those periods. This adjustment increased previously reported retained earnings as of that date by $1,030,000.
     Amortization and accretion of premiums, discounts and concessions on consolidated obligation bonds. The Bank corrected its method of amortizing and accreting premiums, discounts and concessions on consolidated obligation bonds from the straight-line method to the level-yield method to comply with the provisions of APB Opinion No. 21, “Interest on Receivables and Payables.” As previously reported, interest expense on consolidated obligation bonds was increased by $219,000 as of January 1, 2004 to reflect the accounting as if the level-yield method had been used in prior years. As part of the Bank’s restatement, previously reported interest expense on consolidated obligation bonds for the years ended December 31, 2004 and 2003 was increased (reduced) by ($219,000) and $1,986,000, respectively. The error that led to the original adjustment as of January 1, 2004 also affected periods prior to 2003; consequently, opening retained earnings as of January 1, 2003 has been adjusted to reflect the correction of the error for those periods. This adjustment increased previously reported retained earnings as of that date by $1,298,000.
     The restatement did not impact the Bank’s total cash flows from operating, investing or financing activities for any period.

     The effects of the restatement are summarized in the tables below. The adjustments to the Bank’s AHP and REFCORP assessments are discussed in Notes 9 and 10, respectively.
RECONCILIATION OF STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
(In thousands)

	As
	previously
	reported	Adjustments	As restated
INTEREST INCOME
Available-for-sale securities	$97,320	$57,556	$154,876
Other	1,145,191	—	1,145,191

Total interest income	1,242,511	57,556	1,300,067

INTEREST EXPENSE
Consolidated obligations
Bonds	911,476	12,708	924,184
Discount notes	118,030	1,447	119,477
Other	35,630	—	35,630

Total interest expense	1,065,136	14,155	1,079,291

NET INTEREST INCOME	177,375	43,401	220,776
Provision (release of allowance) for credit losses on mortgage loans	(26)	—	(26)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	177,401	43,401	220,802

OTHER INCOME (LOSS)
Net losses on derivatives and hedging activities	(28,604)	(62,075)	(90,679)
Gains on early extinguishment of debt	3,651	(2,794)	857
Other, net	(2,864)	—	(2,864)

Total other income (loss)	(27,817)	(64,869)	(92,686)

OTHER EXPENSE
Salaries and benefits	20,344	(1,624)	18,720
Other	20,639	—	20,639

Total other expense	40,983	(1,624)	39,359

INCOME BEFORE ASSESSMENTS	108,601	(19,844)	88,757

Affordable Housing Program	9,543	(1,620)	7,923
REFCORP	19,812	(3,645)	16,167

Total assessments	29,355	(5,265)	24,090

NET INCOME	$79,246	$(14,579)	$64,667

RECONCILIATION OF STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
(In thousands)

	As
	previously
	reported	Adjustments	As restated
INTEREST INCOME
Available-for-sale securities	$71,062	$67,598	$138,660
Other	1,017,825	—	1,017,825

Total interest income	1,088,887	67,598	1,156,485

INTEREST EXPENSE
Consolidated obligations
Bonds	762,938	31,691	794,629
Discount notes	122,388	300	122,688
Other	28,922	—	28,922

Total interest expense	914,248	31,991	946,239

NET INTEREST INCOME	174,639	35,607	210,246
Provision (release of allowance) for credit losses on mortgage loans	(27)	—	(27)

NET INTEREST INCOME AFTER MORTGAGE LOAN LOSS PROVISION	174,666	35,607	210,273

OTHER INCOME (LOSS)
Net losses on derivatives and hedging activities	(11,702)	(3,420)	(15,122)
Other, net	(7,505)	—	(7,505)

Total other income (loss)	(19,207)	(3,420)	(22,627)

OTHER EXPENSE
Salaries and benefits	16,191	583	16,774
Other	17,051	—	17,051

Total other expense	33,242	583	33,825

INCOME BEFORE ASSESSMENTS	122,217	31,604	153,821

Affordable Housing Program	9,977	2,580	12,557
REFCORP	22,448	5,805	28,253

Total assessments	32,425	8,385	40,810

NET INCOME	$89,792	$23,219	$113,011

SUMMARY OF ADJUSTMENTS TO STATEMENT OF CONDITION
DECEMBER 31, 2004
(In thousands)

	As previously
	reported	Adjustments	As restated
Advances	$47,111,154	$863	$47,112,017
Excess REFCORP contributions	—	25,174	25,174
Other	17,475,159	—	17,475,159

TOTAL ASSETS	$64,586,313	$26,037	$64,612,350

Consolidated obligations, net
Discount notes	$7,084,765	$945	$7,085,710
Bonds	51,463,738	(11,603)	51,452,135
Affordable Housing Program	33,811	(13,108)	20,703
Payable to REFCORP	4,320	(4,320)	—
Derivative liabilities	658,790	(23)	658,767
Other	2,706,925	—	2,706,925

Total liabilities	61,952,349	(28,109)	61,924,240

Capital stock — Class B putable ($100 par value)	2,492,789	—	2,492,789
Retained earnings	143,897	(117,977)	25,920
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities, net of unrealized gains and losses relating to hedged interest rate risk included in net income	(2,722)	172,123	169,401

Total capital	2,633,964	54,146	2,688,110

TOTAL LIABILITIES AND CAPITAL	$64,586,313	$26,037	$64,612,350

Note 3—Change in Accounting Principle and Recently Issued Accounting Standards and Interpretations
     Change in Method of Accounting for Mortgage Loan Premiums and Discounts. Effective January 1, 2005, the Bank changed its method of accounting for the amortization and accretion of mortgage loan premiums and discounts under SFAS 91. Previously, amortization and accretion of premiums and discounts associated with the Bank’s mortgage loans held for portfolio were computed using the retrospective method. Under this method, the income effects of premiums and discounts were recognized using the interest method over the estimated lives of the assets, which required a retrospective adjustment of the effective yield each time the Bank changed its estimate of the loan life, based on actual prepayments received and changes in expected future prepayments. Under the retrospective method, the net investment in the loans was adjusted as if the new estimate had been known since the original acquisition of the assets. In 2005, the Bank began amortizing premiums and accreting discounts using the contractual method. The contractual method uses the cash flows required by the loan contracts, as adjusted for any actual prepayments, to apply the interest method. Under the new method, future prepayments of principal are not anticipated. While both methods are acceptable under generally accepted accounting principles, the Bank believes that the contractual method is preferable to the retrospective method because, under the contractual method, the income effects of premiums and discounts are recognized in a manner that is reflective of the actual behavior of the mortgage loans during the period in which the behavior occurs while also reflecting the contractual terms of the assets without regard to changes in estimated prepayments based upon assumptions about future borrower behavior.
     As a result of the change in method of amortizing premiums and accreting discounts on mortgage loans, the Bank recorded a cumulative effect of a change in accounting principle effective January 1, 2005. Net of assessments, this change increased net income for the year ended December 31, 2005 by $908,000.
     If the contractual method had been used to amortize premiums and accrete discounts in prior years, the Bank’s net income would not have been materially different from the reported amounts.

     SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”) in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from a purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent reductions in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. The Bank adopted SOP 03-3 as of January 1, 2005 and the adoption did not have a material impact on the Bank’s results of operations or financial condition.
     SFAS 154. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). Among other things, SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements of voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 also makes a distinction between “retrospective application” of a change in accounting principle and the “restatement” of previously issued financial statements to reflect the correction of an error. SFAS 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting SFAS 154 on the Bank’s results of operations or financial condition will depend on the extent to which accounting changes, if any, are made in future periods.
     DIG Issues B38 and B39. In June 2005, the FASB’s Derivatives Implementation Group (“DIG”) issued DIG Issue B38, “Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” (“DIG B38”), and DIG Issue B39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (“DIG B39”). Both issues provide additional guidance in applying the provisions of SFAS 133. The guidance in DIG B38 clarifies that the potential settlement of an obligation upon exercise of a put option or call option meets the net settlement criterion of a derivative. DIG B39 clarifies that a right to accelerate the settlement of an obligation is considered clearly and closely related to the debt host contract if the respective embedded call option can be exercised only by the debtor (issuer/borrower). Both DIG issues will be effective for the Bank beginning January 1, 2006. The Bank does not expect the new guidance to have a material impact on its results of operations or financial condition at the time of adoption.
     FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1 and FAS 124-1”), which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP FAS 115-1 and FAS 124-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. FSP FAS 115-1 and FAS 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 is effective for the Bank beginning January 1, 2006. The Bank does not expect FSP FAS 115-1 and FAS 124-1 to have a material impact on its results of operations or financial condition at the time of adoption.
     SFAS 155. In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). SFAS 155 amends SFAS 133 to simplify the accounting for certain hybrid financial instruments by permitting (through an irrevocable election) fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, provided the hybrid financial instrument is measured in its entirety at fair value (with changes in fair value recognized currently in earnings). SFAS 155 also establishes the requirement to evaluate beneficial interests in securitized financial assets to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. This guidance replaces the interim guidance in DIG Issue D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS 155 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125” to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Bank has not yet determined the effect, if any, that the implementation of SFAS 155 will have on its results of operations or financial condition.
Note 4—Cash and Due from Banks
     Compensating Balances. The Bank maintains collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions about the withdrawal of funds. The average compensating balances for the years ended December 31, 2005 and 2004 were approximately $1,268,000 and $58,020,000, respectively.
     In addition, the Bank maintained average required clearing balances with various Federal Reserve Banks and branches of approximately $53,942,000 and $70,176,000 for the years ended December 31, 2005 and 2004, respectively. These are required clearing balances and may not be withdrawn; however, the Bank may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.
     Pass-through Deposit Reserves. The Bank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount reported as cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of approximately $37,426,000 and $32,631,000 as of December 31, 2005 and 2004, respectively. The Bank includes member reserve balances in “other liabilities” on the statements of condition.
Note 5—Trading Securities
     Major Security Types. Trading securities as of December 31, 2005 and 2004 were as follows (in thousands):

	2005	2004
Mortgage-backed securities
Government-sponsored enterprises	$43,837	$76,976
Other	1,907	1,607

Total	$45,744	$78,583

     Net loss on trading securities during the years ended December 31, 2005, 2004 and 2003 included a change in net unrealized holding loss of $4,442,000, $7,860,000 and $12,727,000 for securities that were held on December 31, 2005, 2004 and 2003, respectively. There were no sales of trading securities during the years ended December 31, 2005, 2004 or 2003.

Note 6—Available-for-Sale Securities
     Major Security Types. Available-for-sale securities as of December 31, 2005, were as follows (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Government-sponsored enterprises	$89,439	$—	$1,383	$88,056
FHLBank consolidated obligations
FHLBank of Boston (primary obligor)	35,641	72	—	35,713
FHLBank of San Francisco (primary obligor)	5,972	702	—	6,674

	131,052	774	1,383	130,443

Mortgage-backed securities
Government-sponsored enterprises	645,175	476	2,304	643,347
Other	241,334	180	420	241,094

	886,509	656	2,724	884,441

Total	$1,017,561	$1,430	$4,107	$1,014,884

     Available-for-sale securities as of December 31, 2004, were as follows (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
U.S. government guaranteed obligations	$76,521	$4,594	$—	$81,115
Government-sponsored enterprises	4,322,920	173,911	9,481	4,487,350
FHLBank consolidated obligations
FHLBank of Boston (primary obligor)	37,156	95	—	37,251
FHLBank of San Francisco (primary obligor)	13,237	1,991	—	15,228

	4,449,834	180,591	9,481	4,620,944

Mortgage-backed securities
Government-sponsored enterprises	905,214	822	1,474	904,562
Other	261,143	185	1,242	260,086

	1,166,357	1,007	2,716	1,164,648

Total	$5,616,191	$181,598	$12,197	$5,785,592

     The amortized cost of the Bank’s available-for-sale securities includes SFAS 133 hedging adjustments. The FHLBank investments shown in the tables above represent consolidated obligations acquired in the secondary market for which the named FHLBank is the primary obligor, and for which each of the FHLBanks, including the Bank, is jointly and severally liable. See Notes 18 and 20 for a discussion of these investments and the Bank’s joint and several liability on consolidated obligations.
     The following table summarizes (in thousands, except number of positions) the available-for-sale securities with unrealized losses as of December 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position. The unrealized losses on the securities were attributable to changes in credit spreads and they represent approximately 0.5 percent of the securities’ amortized cost as of December 31, 2005. As all of the Bank’s available-for-sale securities are rated AAA, the Bank does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the individual securities. Based upon the creditworthiness of the issuers, and because the Bank has the ability and intent to hold these investments through to recovery of the unrealized losses, it does not consider the investments to be other-than- temporarily impaired at December 31, 2005.

	Less than 12 Months			12 Months or More			Total
	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
	Positions	Value	Losses	Positions	Value	Losses	Positions	Value	Losses
Government-sponsored enterprises	1	$21,534	$2	3	$66,522	$1,381	4	$88,056	$1,383

Mortgage-backed securities
Government-sponsored enterprises	11	264,359	825	20	302,032	1,479	31	566,391	2,304
Other	—	—	—	2	136,057	420	2	136,057	420

	11	264,359	825	22	438,089	1,899	33	702,448	2,724

Total temporarily impaired	12	$285,893	$827	25	$504,611	$3,280	37	$790,504	$4,107

     The following table summarizes (in thousands, except number of positions) the available-for-sale securities with unrealized losses as of December 31, 2004.

	Less than 12 Months			12 Months or More			Total
	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
	Positions	Value	Losses	Positions	Value	Losses	Positions	Value	Losses
Government-sponsored enterprises	—	$—	$—	9	$228,987	$9,481	9	$228,987	$9,481

Mortgage-backed securities
Government-sponsored enterprises	—	—	—	43	688,253	1,474	43	688,253	1,474
Other	—	—	—	2	148,996	1,242	2	148,996	1,242

	—	—	—	45	837,249	2,716	45	837,249	2,716

Total temporarily impaired	—	$—	$—	54	$1,066,236	$12,197	54	$1,066,236	$12,197

     Redemption Terms. The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31 are presented below (in thousands). The expected maturities of some securities will differ from their contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2005		2004
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value
Due in one year or less	$21,536	$21,534	$58,610	$59,435
Due after one year through five years	41,613	42,387	83,818	85,569
Due after five years through ten years	—	—	2,741,669	2,769,459
Due after ten years	67,903	66,522	1,565,737	1,706,481

	131,052	130,443	4,449,834	4,620,944
Mortgage-backed securities	886,509	884,441	1,166,357	1,164,648

Total	$1,017,561	$1,014,884	$5,616,191	$5,785,592

     The amortized cost of the Bank’s mortgage-backed securities classified as available-for-sale includes net premiums of $1,143,000 and $1,625,000 at December 31, 2005 and 2004, respectively.

     Interest Rate Payment Terms. The following table provides interest rate payment terms for investment securities classified as available-for-sale at December 31, 2005 and 2004 (in thousands):

	2005	2004
Amortized cost of available-for-sale securities other than mortgage-backed securities:
Fixed-rate	$125,080	$4,399,441
Variable-rate	5,972	50,393

	131,052	4,449,834

Amortized cost of available-for-sale mortgage-backed securities:
Fixed-rate pass-through securities	834,904	1,086,867
Fixed-rate collateralized mortgage obligations	51,605	79,490

	886,509	1,166,357

Total	$1,017,561	$5,616,191

     Gains and Losses. During the year ended December 31, 2005, the Bank sold available-for-sale securities with an amortized cost (determined by the specific identification method) of $4,231,119,000. Proceeds from the sales totaled $4,476,514,000, resulting in gross realized gains and losses of $249,220,000 and $3,825,000, respectively. There were no sales of available-for-sale securities during the years ended December 31, 2004 or 2003.
Note 7—Held-to-Maturity Securities
     Major Security Types. Held-to-maturity securities as of December 31, 2005, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
U.S. government guaranteed obligations	$164,513	$334	$1,193	$163,654
State or local housing agency obligations	6,810	2	—	6,812

	171,323	336	1,193	170,466

Mortgage-backed securities
U.S. government guaranteed obligations	61,107	351	—	61,458
Government-sponsored enterprises	5,574,518	17,433	3,372	5,588,579
Other	2,397,694	41,759	1,513	2,437,940

	8,033,319	59,543	4,885	8,087,977

Total	$8,204,642	$59,879	$6,078	$8,258,443

     Held-to-maturity securities as of December 31, 2004, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
U.S. government guaranteed obligations	$178,869	$587	$772	$178,684
State or local housing agency obligations	7,825	2	—	7,827

	186,694	589	772	186,511

Mortgage-backed securities
U.S. government guaranteed obligations	94,691	620	2	95,309
Government-sponsored enterprises	5,307,058	15,701	1,720	5,321,039
Other	1,675,890	80,264	366	1,755,788

	7,077,639	96,585	2,088	7,172,136

Total	$7,264,333	$97,174	$2,860	$7,358,647

     The following table summarizes (in thousands, except number of positions) the held-to-maturity securities with unrealized losses as of December 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous loss position. The unrealized losses on the securities were attributable to changes in interest rates and credit spreads and they represent less than 0.3 percent of the securities’ amortized cost as of December 31, 2005. As all of the Bank’s held-to-maturity securities are rated AAA, the Bank does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the individual securities. The Bank believes, based upon the creditworthiness of the issuers and any underlying collateral, that the unrealized losses represent temporary impairments. Additionally, the Bank has the ability and intent to hold such securities through to recovery of the unrealized losses.

	Less than 12 Months			12 Months or More			Total
	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
	Positions	Value	Losses	Positions	Value	Losses	Positions	Value	Losses
U.S. government guaranteed obligations	7	$94,736	$509	2	$30,003	$684	9	$124,739	$1,193

Mortgage-backed securities
Government-sponsored enterprises	25	1,216,102	3,371	2	87	1	27	1,216,189	3,372
Other	18	751,450	1,513	—	—	—	18	751,450	1,513

	43	1,967,552	4,884	2	87	1	45	1,967,639	4,885

Total temporarily impaired	50	$2,062,288	$5,393	4	$30,090	$685	54	$2,092,378	$6,078

     The following table summarizes (in thousands, except number of positions) the held-to-maturity securities with unrealized losses as of December 31, 2004.

	Less than 12 Months			12 Months or More			Total
	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized
	Positions	Value	Losses	Positions	Value	Losses	Positions	Value	Losses
U.S. government guaranteed obligations	4	$57,431	$228	3	$49,641	$544	7	$107,072	$772

Mortgage-backed securities
U.S. government guaranteed obligations	1	494	1	3	1,423	1	4	1,917	2
Government-sponsored enterprises	13	537,775	1,705	5	20,119	15	18	557,894	1,720
Other	3	155,624	160	2	120,746	206	5	276,370	366

	17	693,893	1,866	10	142,288	222	27	836,181	2,088

Total temporarily impaired	21	$751,324	$2,094	13	$191,929	$766	34	$943,253	$2,860

     Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31 are presented below (in thousands). The expected maturities of some securities will differ from their contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2005		2004
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value
Due after one year through five years	$54,646	$54,667	$60,215	$60,269
Due after five years through ten years	7,991	8,054	11,198	11,372
Due after ten years	108,686	107,745	115,281	114,870

	171,323	170,466	186,694	186,511
Mortgage-backed securities	8,033,319	8,087,977	7,077,639	7,172,136

Total	$8,204,642	$8,258,443	$7,264,333	$7,358,647

     The amortized cost of the Bank’s mortgage-backed securities classified as held-to-maturity includes net discounts of $1,037,000 and $185,000 at December 31, 2005 and 2004, respectively.

     Interest Rate Payment Terms. The following table provides interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2005 and 2004 (in thousands):

	2005	2004
Amortized cost of variable-rate held-to-maturity securities other than mortgage-backed securities	$171,323	$186,694

Amortized cost of held-to-maturity mortgage-backed securities:
Fixed-rate pass-through securities	4,311	6,712
Collateralized mortgage obligations:
Fixed-rate	796,533	809,528
Variable-rate	7,232,475	6,261,399

	8,033,319	7,077,639

Total	$8,204,642	$7,264,333

Note 8—Advances
     Redemption Terms. At both December 31, 2005 and 2004, the Bank had advances outstanding at interest rates ranging from 1.00 percent to 8.80 percent, as summarized below (in thousands).

	2005		2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate	Amount	Rate
Overdrawn demand deposit accounts	$—	—%	$26	5.94%

2005	—	—	15,147,564	2.26
2006	21,672,124	4.05	9,927,115	2.49
2007	6,165,443	4.16	6,012,451	2.53
2008	5,771,396	4.31	5,058,184	2.67
2009	3,172,872	4.34	3,067,658	2.55
2010	2,919,237	4.55	371,900	5.63
Thereafter	1,124,688	4.84	916,394	4.89
Amortizing advances	5,662,352	4.30	6,516,216	4.20

Total par value	46,488,112	4.20%	47,017,508	2.75%

SFAS 133 hedging adjustments	(31,154)		94,509

Total	$46,456,958		$47,112,017

     Amortizing advances require repayment according to predetermined amortization schedules.
     The Bank offers advances to members that may be prepaid on specified dates without incurring prepayment or termination fees (prepayable and callable advances). Other advances may only be prepaid by paying a fee to the Bank (prepayment fee) that makes the Bank financially indifferent to the prepayment of the advance. At December 31, 2005 and 2004, the Bank had prepayable and callable advances totaling $133,051,000 and $148,543,000, respectively.

     The following table summarizes advances at December 31, 2005 and 2004, by year of maturity or next call date for callable advances (in thousands):

Year of Maturity or Next Call Date	2005	2004
Overdrawn demand deposit accounts	$—	$26

2005	—	15,214,589
2006	21,699,341	9,930,861
2007	6,175,194	6,021,036
2008	5,795,059	5,081,322
2009	3,189,109	3,082,942
2010	2,959,366	366,705
Thereafter	1,007,691	803,811
Amortizing advances	5,662,352	6,516,216

Total par value	$46,488,112	$47,017,508

     The Bank also offers putable advances. With a putable advance, the Bank effectively purchases a put option from the member that allows the Bank to terminate the fixed rate advance and offer a floating rate advance. At December 31, 2005 and 2004, the Bank had putable advances outstanding totaling $1,374,700,000 and $2,255,900,000, respectively.
     The following table summarizes advances at December 31, 2005 and 2004, by year of maturity or next put date (in thousands):

Year of Maturity or Next Put Date	2005	2004
Overdrawn demand deposit accounts	$—	$26

2005	—	17,316,264
2006	23,016,824	9,537,115
2007	6,195,443	5,662,451
2008	5,269,296	4,556,084
2009	2,954,572	2,849,358
2010	2,659,437	110,100
Thereafter	730,188	469,894
Amortizing advances	5,662,352	6,516,216

Total par value	$46,488,112	$47,017,508

     Security Terms. The Bank lends to financial institutions involved in housing finance within its district according to federal statutes, including the FHLB Act. The FHLB Act requires the Bank to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits in the Bank, and other eligible real estate-related assets as collateral on such advances. In the case of Community Financial Institutions (“CFIs”), the Bank may also accept as collateral secured small business, small farm and small agribusiness loans and securities representing a whole interest in such loans. As additional security, the Bank has a statutory lien on each borrower’s capital stock in the Bank. At December 31, 2005 and 2004, the Bank had rights to collateral with an estimated value greater than outstanding advances.
     Based upon the financial condition of the member/borrower, the Bank either:
     (1) Allows a member/borrower to retain possession of the collateral assigned to the Bank, if the member/borrower executes a written security agreement and agrees to hold such collateral for the benefit of the Bank; or

     (2) Requires the member/borrower to assign or place physical possession of such collateral with the Bank or a third-party custodian approved by the Bank.
     Beyond these provisions, Section 10(e) of the FHLB Act affords any security interest granted by a member/borrower to the Bank priority over the claims or rights of any other party. The only exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests.
     Credit Risk. The Bank has never experienced a credit loss on an advance to a member. While the expanded eligible collateral for CFIs provides the potential for additional credit risk for the Bank, the Bank believes it has the policies and procedures in place to appropriately manage this credit risk. Accordingly, the Bank has not provided any allowances for losses on advances (see Note 18).
     Due to the composition of its shareholders, the Bank’s potential credit risk from advances is concentrated in commercial banks and savings institutions. As of December 31, 2005 and 2004, the Bank had advances of $26 billion and $24 billion outstanding to its three largest stockholders, which represented 55 percent and 50 percent of total advances outstanding, respectively. The income from advances to these institutions totaled $811,584,000 and $395,833,000 during the years ended December 31, 2005 and 2004, respectively. The Bank held sufficient collateral to cover the advances to these institutions, and the Bank does not expect to incur any credit losses on these advances.
     The Bank’s second largest stockholder (and borrower) is a non-member institution that acquired a Bank member and dissolved its charter on February 13, 2001. The acquiring institution assumed the member’s advances, and the Bank expects those advances to remain fully collateralized until they are repaid. As of December 31, 2005, the stockholder held $309,486,000 of mandatorily redeemable capital stock and had advances outstanding of approximately $7,471,600,000, which had final maturities in the years 2006 through 2008 (see Note 14).
     Interest Rate Payment Terms. The following table provides interest rate payment terms for advances at December 31, 2005 and 2004 (in thousands, based upon par amount):

	2005	2004
Fixed-rate	$24,718,938	$24,354,663
Variable-rate	21,769,174	22,662,845

Total par value	$46,488,112	$47,017,508

     Prepayment Fees. The Bank records prepayment fees received from members/borrowers on prepaid advances net of any associated SFAS 133 hedging adjustments on those advances. The net amount of prepayment fees is reflected as interest income in the statements of income. Gross advance prepayment fees received from members/borrowers during the years ended December 31, 2005, 2004 and 2003 were $2,827,000, $7,746,000 and $21,722,000, respectively.
Note 9—Affordable Housing Program
     Section 10(j) of the FHLB Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and/or below market interest rate advances to members who use the funds to assist with the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Historically, the Bank has generally provided subsidies under its AHP only in the form of direct grants. Annually, each FHLBank must set aside for the AHP 10 percent of its current year’s income before charges for AHP (as adjusted for interest expense on mandatorily redeemable capital stock), but after the assessment for REFCORP, subject to a collective minimum contribution for all 12 FHLBanks of $100 million. If the result of the aggregate 10 percent calculation is less than $100 million for all 12 FHLBanks, then the FHLB Act requires the shortfall to be allocated among the FHLBanks based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the income before AHP and REFCORP of the 12 FHLBanks. There was no shortfall during the years ended December 31, 2005, 2004 or 2003. If a FHLBank determines that its required contributions are contributing to its financial instability, it may apply to the Finance Board for a temporary suspension of its AHP contributions. No FHLBank applied for a suspension of its AHP contributions in 2005, 2004 or 2003.
     Generally, the Bank’s AHP assessment is derived by adding interest expense on mandatorily redeemable capital stock (see Note 14) to reported income before assessments and then subtracting the REFCORP assessment; the result of this calculation is then multiplied by 10 percent. The calculation of the REFCORP assessment is described in Note 10. The Bank charges the amount set aside for AHP to income and recognizes it as a liability. The Bank relieves the AHP liability as members receive grants. If the Bank experiences a loss during a calendar quarter but still has income for the calendar year, the Bank’s obligation to the AHP would be based upon its year-to-date income. In years where the Bank’s income before AHP and REFCORP (as adjusted for interest expense on mandatorily redeemable capital stock) is zero or less, the amount of the AHP assessment is typically equal to zero, subject to the aggregate 10 percent calculation described above, and the Bank would not typically be entitled to a credit that could be used to reduce required contributions in future years.
     As discussed in Note 2, the Bank restated its financial statements for the years ended December 31, 2004, 2003, 2002 and 2001. The restatement resulted in lower cumulative income before assessments as of December 31, 2004, 2003 and 2002; 2002 was the only full year for which the Bank had a loss before assessments. On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (“AB 06-01”) which provides guidance to those FHLBanks that were required to restate their financial statements in connection with the registration of their equity securities with the Securities and Exchange Commission. Pursuant to the guidance in AB 06-01, the Bank has recalculated its AHP and REFCORP assessments for the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income (loss) before assessments for each of those years. The recalculated amounts have been recorded in the Bank’s restated statements of income. Through December 31, 2004, previously recorded AHP assessments exceeded the cumulative recalculated amounts by $13,108,000. Because the Bank’s AHP contributions for each of the four years were based upon pre-restatement income before assessments, the total cumulative contributions were larger than those that would have been required had they been based upon the Bank’s restated results. As a result, in the Bank’s restated statement of condition, the previously reported AHP liability has been reduced from $33,811,000 to $20,703,000 as of December 31, 2004. As permitted by AB 06-01, the Bank credited the excess contributions of $13,108,000 against the required AHP contributions in 2005.
     At December 31, 2005 and 2004, the Bank had no outstanding AHP-related advances.
     The following table summarizes the changes in the Bank’s AHP liability during the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003
Balance, beginning of year	$20,703	$22,610	$18,376
AHP assessment	28,230	7,923	12,557
Grants funded, net of recaptured amounts	(9,849)	(9,830)	(8,323)

Balance, end of year	$39,084	$20,703	$22,610

Note 10— REFCORP
     Each FHLBank is required to pay 20 percent of its reported earnings (after the AHP assessment) to REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their dependence on one another. To compute the REFCORP assessment, which is paid quarterly in arrears, the Bank’s AHP assessment (described in Note 9) is subtracted from reported income before assessments and the result is multiplied by 20 percent.
     The FHLBanks will continue to expense the REFCORP amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per calendar quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors to be used in this annuity calculation. Actual payments made are used to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all of the FHLBanks and interest rates. If the Bank experiences a loss during a calendar quarter but still has income for the calendar year, the Bank’s obligation to REFCORP would be calculated based upon its year-to-date income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank experiences a loss for a full year, the Bank would have no obligation to REFCORP for that year nor would it typically be entitled to a credit that could be carried forward to reduce assessments payable in future years.
     As discussed in Note 2, the Bank restated its financial statements for the years ended December 31, 2004, 2003, 2002 and 2001. The restatement resulted in lower cumulative income before assessments as of December 31, 2004, 2003 and 2002; 2002 was the only full year for which the Bank had a loss before assessments. Pursuant to the guidance in AB 06-01, the Bank has recalculated its REFCORP and AHP assessments for the years ended December 31, 2004, 2003, 2002 and 2001 based upon its restated income (loss) before assessments for each of those years. The recalculated amounts have been recorded in the Bank’s restated statements of income. Through December 31, 2004, previously recorded REFCORP assessments exceeded the cumulative recalculated amounts by $29,494,000. Because the Bank’s REFCORP payments for each of the four years were based upon pre-restatement income before assessments, the total cumulative payments were larger than those that would have been required had they been based upon the Bank’s restated results. As a result, in the Bank’s restated statement of condition, the previously reported Payable to REFCORP as of December 31, 2004 of $4,320,000 was reduced by this amount and the balance of $25,174,000 has been reported as an asset (“Excess REFCORP contributions”). As permitted by AB 06-01, the excess REFCORP contributions were credited against the required REFCORP contributions for 2005.
     The Finance Board is required to extend the term of the FHLBanks’ obligation to REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million. There were no deficit quarterly payments during the years ended December 31, 2005, 2004 or 2003.
     The FHLBanks’ aggregate payments for periods through December 31, 2005 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the third quarter of 2017. The FHLBanks’ aggregate payments for periods through December 31, 2005 have satisfied $45 million of the $75 million scheduled payment for the third quarter of 2017 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required for periods after December 31, 2005 are made.
     The benchmark payments, or portions thereof, could be reinstated if the actual REFCORP payments of all of the FHLBanks fall short of $75 million in a calendar quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payments beyond April 15, 2030 would be paid to the Department of Treasury.
Note 11—Mortgage Loans Held for Portfolio
     Mortgage loans held for portfolio represent held-for-investment loans acquired through the MPF Program (see Note 1). The following table presents information as of December 31, 2005 and 2004 for mortgage loans held for portfolio (in thousands):

	2005	2004
Fixed medium-term* single-family mortgages	$142,535	$174,688
Fixed long-term single-family mortgages	395,581	526,886
Premiums	5,626	5,865
Discounts	(970)	(881)

Total mortgage loans held for portfolio	$542,772	$706,558

*Medium-term is defined as a term of 15 years or less.
     The par value of mortgage loans held for portfolio at December 31, 2005 and 2004 was comprised of government-guaranteed loans totaling $250,478,000 and $343,061,000, respectively, and conventional loans totaling $287,638,000 and $358,513,000, respectively.

     The allowance for credit losses on mortgage loans held for portfolio was as follows (in thousands):

	2005	2004	2003
Balance, beginning of year	$355	$387	$437
Chargeoffs	(5)	(6)	(23)
Provision (release of allowance) for credit losses	(56)	(26)	(27)

Balance, end of year	$294	$355	$387

     At December 31, 2005 and 2004, the Bank had nonaccrual loans totaling $2,384,000 and $938,000, respectively. At December 31, 2005 and 2004, the Bank’s other assets included $116,000 and $572,000 of real estate owned.
     The estimated fair value of the mortgage loans held for portfolio as of December 31, 2005 and 2004 is presented in Note 17.
     Mortgage loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. The Bank did not have any impaired loans at December 31, 2005 or 2004 (see Note 18).
Note 12—Deposits
The Bank offers demand and overnight deposits for members and qualifying non-members. In addition, the Bank offers short-term deposit programs to members and qualifying non-members. The weighted average interest rates paid on average outstanding deposits were 3.30 percent, 1.31 percent and 1.07 percent during 2005, 2004 and 2003, respectively. For additional information regarding other interest-bearing deposits, see Note 16.
     The following table details interest bearing and non-interest bearing deposits as of December 31, 2005 and 2004 (in thousands).

	2005	2004
Interest-bearing
Demand and overnight	$3,788,103	$1,710,101
Term	28,909	283,090
Other	448	11,438
Non-interest bearing
Demand and overnight	596	124
Other	78	56

Total deposits	$3,818,134	$2,004,809

Note 13—Consolidated Obligations
     Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Bank records on its balance sheet only that portion of the consolidated obligations for which it is the primary obligor. The Bank is primary obligor for the portion of bonds and discount notes for which it has received the proceeds (i.e., those issued on its behalf). The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of FHLBank debt through the Office of Finance. Consolidated obligation bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated obligation discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature. For additional information regarding the FHLBanks’ joint and several liability, see Note 18.
     The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were approximately $937.5 billion and $869.2 billion at December 31, 2005 and 2004, respectively. Regulations require each of the FHLBanks to maintain unpledged qualifying assets equal to its participation in the consolidated obligations outstanding. Qualifying assets are defined as cash; secured advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations; obligations of or fully guaranteed by the United States; obligations, participations, mortgages, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations or other securities which are or have ever been sold by Freddie Mac under the FHLB Act; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located.
     From July 1, 2000 until the implementation of its new capital structure, Finance Board regulations limited each FHLBank’s assets generally to no more than 21 times its total regulatory capital. Nevertheless, an FHLBank whose non-mortgage assets, after deducting deposits and capital stock, did not exceed 11 percent of its assets could have total assets in an amount not greater than 25 times its total regulatory capital. As a result of the implementation of its new capital structure on September 2, 2003 (see Note 14), the Bank is no longer required to follow this regulation. Prior to September 2, 2003, the Bank was in compliance with this regulation at all times.
     To provide the holders of consolidated obligations issued prior to January 29, 1993 (prior bondholders) the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ capital stock, prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account (“SAA”)) if capital stock (including mandatorily redeemable capital stock) is less than 8.33 percent of their consolidated obligations. At December 31, 2005 and 2004, the FHLBanks’ capital stock (including mandatorily redeemable capital stock) was 4.64 percent and 4.75 percent of the par value of consolidated obligations outstanding, and the required minimum pledged asset balance was approximately $110,000 and $219,000, respectively. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its regulatory capital-to-assets ratio falls below two percent. As of December 31, 2005 and 2004, no FHLBank had a regulatory capital-to-assets ratio below two percent; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as the ratio has never fallen below two percent.
     General Terms. Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets such as LIBOR and the Constant Maturity Treasury (“CMT”) rate. In addition, to meet the specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain complex coupon payment terms and call options. When such consolidated obligations are issued, the Bank enters into interest rate exchange agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.
     These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:
     Optional principal redemption bonds (callable bonds) that the Bank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings;
     Capped floating rate bonds pay interest at variable rates subject to an interest rate ceiling;
     Step-up bonds pay interest at increasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions that enable the Bank to call the bonds at its option on predetermined call dates;
     Step-up/step-down bonds pay interest at increasing fixed rates and then at decreasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions that enable the Bank to call the bonds at its option on predetermined call dates.
     Conversion bonds have coupons that convert from fixed to floating, or floating to fixed, on predetermined dates; and

Comparative-index bonds have coupon rates determined by the difference between two or more market indices, typically CMT and LIBOR.
     Interest Rate Payment Terms. The following table provides interest rate payment terms for the Bank’s consolidated bonds at December 31, 2005 and 2004 (in thousands, at par value).

	2005	2004
Fixed-rate	$29,309,810	$38,695,324
Step-up	8,938,575	7,997,505
Step-up/step-down	15,000	—
Simple variable-rate	7,643,325	4,397,000
Fixed that converts to variable	455,000	340,000
Variable that converts to fixed	170,000	50,000
Comparative-index	80,000	175,000

Total par value	$46,611,710	$51,654,829

Redemption Terms. The following is a summary of the Bank’s participation in consolidated bonds outstanding at December 31, 2005 and 2004, by year of maturity (in thousands):

	2005		2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate	Amount	Rate
2005	$—	—%	$18,417,325	2.02%
2006	16,024,825	3.67	10,169,500	2.78
2007	9,929,125	3.63	6,416,875	3.33
2008	7,162,350	3.82	5,526,370	3.50
2009	4,457,920	4.27	4,345,314	4.02
2010	2,770,710	4.39	1,820,710	4.25
Thereafter	6,266,780	4.73	4,958,735	4.05

Total par value	46,611,710	3.93	51,654,829	2.94

Bond premiums	25,817		31,464
Bond discounts	(20,845)		(25,358)
SFAS 133 hedging adjustments	(489,873)		(191,000)

	46,126,809		51,469,935

Bonds held in treasury	(5,100)		(17,800)

Total	$46,121,709		$51,452,135

     Consolidated bonds outstanding at December 31, 2005 and 2004 include callable bonds totaling $25,955,075,000 and $31,908,505,000, respectively. Simultaneous with the issuance of callable bonds, the Bank generally enters into an interest rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The combined sold callable swap and callable debt allows the Bank to provide members with attractively priced variable-rate advances. The Bank also uses fixed-rate callable debt to finance callable and/or prepayable advances (see Note 8) and mortgage-backed securities.
     At December 31, 2005 and 2004, the Bank’s consolidated bonds outstanding include the following (at par value, in thousands):

	2005	2004
Non-callable or non-putable bonds	$20,656,635	$19,746,324
Callable bonds	25,955,075	31,908,505

Total par value	$46,611,710	$51,654,829

     The following table summarizes the Bank’s consolidated bonds outstanding at December 31, 2005 and 2004, by year of maturity or next call date (in thousands):

Year of Maturity or Next Call Date	2005	2004
2005	$—	$36,725,805
2006	33,431,860	7,719,500
2007	6,434,015	2,879,700
2008	2,575,170	1,374,000
2009	1,788,405	1,657,564
2010	859,525	504,525
Thereafter	1,522,735	793,735

Total par value	$46,611,710	$51,654,829

     Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature. The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows (in thousands):

			Weighted
			Average
	Book Value	Par Value	Interest Rate
December 31, 2005	$11,219,806	$11,235,716	3.83%

December 31, 2004	$7,085,710	$7,100,000	2.15%

     The FHLB Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4 billion, under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the three years ended December 31, 2005.
Note 14—Capital
     The Gramm-Leach-Bliley Act of 1999 (the “GLB Act”) required a number of changes in the capital structure of all FHLBanks. In accordance with the GLB Act, the final Finance Board capital rule, which was published on January 30, 2001, required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001. Under the final rule, each FHLBank may issue Class A stock or Class B stock, or both, to its members. The GLB Act provided a transition period to the new capital structure of up to three years from the date each FHLBank’s capital plan was approved. The Finance Board approved the Bank’s capital plan on June 12, 2002 and the Bank converted to its new capital structure on September 2, 2003. The conversion was considered a capital transaction and was accounted for at par value.
     The Bank’s new capital plan provides that it will issue only Class B capital stock. The Class B stock has a par value of $100 per share and is purchased, redeemed, repurchased and transferred only at its par value. As required by statute and regulation, under the new capital structure, members may request the Bank to redeem excess Class B stock, or withdraw from membership and request the Bank to redeem all outstanding capital stock, with five years’ written notice to the Bank. The regulations also allow the Bank, in its sole discretion, to repurchase members’ excess stock at any time without regard for the five-year notification period as long as the Bank continues to meet its regulatory capital requirements following any stock repurchases, as described below.
     Under the new capital structure, stockholders are required to maintain an investment in Class B stock equal to the sum of a membership investment requirement and an activity-based investment requirement. As of December 31, 2005, the membership investment requirement was 0.09 percent of each member’s total assets as of June 30, 2005 (and as of each December 31 thereafter), subject to a minimum of $1,000 and a maximum of $25,000,000. The activity-based investment requirement was 4.10 percent of outstanding advances, plus 4.10 percent of the outstanding principal balance of any MPF loans that were delivered pursuant to master commitments executed after September 2, 2003 and retained on the Bank’s balance sheet (of which there were none).

     Members and institutions that acquire members must comply with the activity-based investment requirements for as long as the relevant advances or MPF loans remain outstanding. The Bank’s Board of Directors has the authority to adjust these requirements periodically within ranges established in the capital plan, as amended from time to time, to ensure that the Bank remains adequately capitalized. On February 23, 2006, the Bank’s Board of Directors approved a reduction in the membership investment requirement from 0.09 percent to 0.08 percent of members’ total assets as of the preceding December 31; this change became effective on April 14, 2006.
     Excess stock is defined as the amount of stock held by a member (or former member) in excess of that institution’s minimum investment requirement (i.e., the amount of stock held in excess of its activity-based investment requirement and, in the case of a member, its membership investment requirement). At any time, stockholders may request the Bank to repurchase excess capital stock. Although the Bank is not obligated to repurchase excess stock prior to the expiration of a five-year redemption or withdrawal notification period, it will typically endeavor to honor such requests within a reasonable period of time (generally not exceeding 30 days) so long as the Bank will continue to meet its regulatory capital requirements following the repurchase.
     Following the implementation of its new capital structure, the Bank established a policy under which it periodically repurchases a portion of members’ excess capital stock. Under this policy, the Bank generally repurchases surplus stock at the end of the month following the end of each calendar quarter (e.g., January 31, April 30, July 31 and October 31). Since the implementation of the Bank’s new capital structure on September 2, 2003, surplus stock had been defined as the amount of stock held by a member in excess of 120 percent of the member’s minimum investment requirement. Beginning with the repurchase that occurred on January 31, 2006, surplus stock is defined as stock in excess of 115 percent of the member’s minimum investment requirement. Consistent with past practice, a member’s surplus stock will not be repurchased if the amount of surplus stock is $250,000 or less. From time to time, the Bank may modify the definition of surplus stock or the timing and/or frequency of surplus stock repurchases. The first repurchase under this policy occurred on October 31, 2003.
     The following table presents total excess stock, surplus stock and surplus stock meeting the repurchase criteria (i.e., surplus stock of individual institutions exceeding $250,000) at December 31, 2005 and 2004 (in thousands):

	2005	2004
Excess stock
Capital stock	$363,167	$318,645
Mandatorily redeemable capital stock	6,889	2,871

Total	$370,056	$321,516

Surplus stock
Capital stock	$119,247	$111,996
Mandatorily redeemable capital stock	2,525	422

Total	$121,772	$112,418

Surplus stock meeting repurchase criteria
Capital stock	$60,994	$69,436
Mandatorily redeemable capital stock	1,919	—

Total	$62,913	$69,436

     Under the new capital regulations, the Bank is subject to three capital requirements. First, the Bank must maintain at all times permanent capital (defined under the Finance Board’s rules and regulations as retained earnings and all Class B stock regardless of its classification for financial reporting purposes) in an amount at least equal to its risk-based capital requirement, which is the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. The Finance Board may require the Bank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined. Second, the Bank must, at all times, maintain total capital in an amount at least equal to 4.0 percent of its total assets (capital-to-assets ratio). For the Bank, total capital is defined by Finance Board rules and regulations as the Bank’s permanent capital and the amount of any general allowance for losses (i.e., those reserves that are not held against specific assets). Finally, the Bank is required to maintain at all times a minimum leverage capital-to-assets ratio in an amount at least equal to 5.0 percent of its total assets. In applying this requirement to the Bank, leverage capital includes the Bank’s permanent capital multiplied by a factor of 1.5 plus the amount of any general allowance for losses. The Bank did not have any general reserves at December 31, 2005 or 2004. Under the regulatory definitions, total capital and permanent capital exclude accumulated other comprehensive income (loss). Additionally, mandatorily redeemable capital stock is considered capital (i.e., Class B stock) for purposes of determining the Bank’s compliance with its regulatory capital requirements.
     At all times during the period from September 2, 2003 through December 31, 2005, the Bank was in compliance with the aforementioned capital requirements. The following table summarizes the Bank’s compliance with the Finance Board’s capital requirements as of December 31, 2005 and 2004 (dollars in thousands):

	December 31, 2005		December 31, 2004
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk-based capital	$531,027	$2,796,451	$527,718	$2,845,830

Total capital	$2,594,080	$2,796,451	$2,584,494	$2,845,830
Total capital-to-assets ratio	4.00%	4.31%	4.00%	4.40%

Leverage capital	$3,242,601	$4,194,677	$3,230,618	$4,268,745
Leverage capital-to-assets ratio	5.00%	6.47%	5.00%	6.61%
     The GLB Act also made membership voluntary for all members. Members that withdraw from membership will not be eligible to become a member of any FHLBank for at least five years following the date that their membership was terminated.
     The Bank’s Board of Directors may declare and pay dividends in either cash or capital stock only from previously retained earnings or current earnings. On June 23, 2004, the Finance Board adopted regulations requiring each FHLBank to file a registration statement with the Securities and Exchange Commission (“SEC”) pursuant to the provisions of Section 12(g) of the Securities Exchange Act of 1934 and to ensure that its registration statement became effective no later than August 29, 2005. The Bank filed its initial registration statement with the SEC on June 30, 2005. As discussed in Note 2, the Bank determined during the third quarter of 2005 that it was necessary to restate its previously issued financial statements for the three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002 and 2001 to correct certain errors with respect to the application of SFAS 133. As a result of the need to restate its financial statements for these periods, the Bank withdrew its registration statement on August 22, 2005, before it was to become effective on August 29, 2005. On August 23, 2005, the Finance Board issued Advisory Bulletin 2005-AB-07 (“AB 05-07”), which provides guidance to those FHLBanks that failed to have their registration statements effective by August 29, 2005. AB 05-07 provides that, until a FHLBank’s registration with the SEC becomes effective, it may not declare a dividend without prior approval from the Finance Board’s Office of Supervision. The Bank received approval from the Finance Board’s Office of Supervision to pay its regular quarterly dividends on September 30, 2005 and December 30, 2005. In addition, the Bank also received approval to pay its regular quarterly dividend on March 31, 2006 at an annualized rate of 4.45 percent. Consistent with past practice, this dividend was paid in the form of capital stock (except for fractional shares which were paid in cash). The dividend paid on March 31, 2006 totaled $24,800,000, excluding amounts paid on mandatorily redeemable capital stock.
     Mandatorily Redeemable Capital Stock. As discussed in Note 1, the Bank adopted SFAS 150 as of January 1, 2004. Under the provisions of SFAS 150, the Bank’s capital stock is classified as equity (capital) for financial reporting purposes until either a written redemption or withdrawal notice is received from a member or a membership withdrawal or termination is otherwise initiated, at which time the capital stock is reclassified to liabilities. The Finance Board has confirmed that the SFAS 150 accounting treatment for certain shares of its capital stock does not affect the definition of capital for purposes of determining the Bank’s compliance with its regulatory capital requirements.

     At December 31, 2005, the Bank had $319,335,000 in outstanding capital stock subject to mandatory redemption held by eleven institutions. As of December 31, 2004, the Bank had $327,121,000 in outstanding capital stock subject to mandatory redemption held by nine institutions. In accordance with SFAS 150, these amounts are classified as liabilities in the statements of condition. During the years ended December 31, 2005 and 2004, dividends on mandatorily redeemable capital stock in the amount of $11,680,000 and $6,643,000, respectively, were recorded as interest expense in the statements of income.
     The Bank is not required to redeem or repurchase activity-based stock until the later of the expiration of the notice of redemption or withdrawal or the date the activity no longer remains outstanding. If activity-based stock becomes excess stock as a result of reduced activity, the Bank, in its discretion and subject to certain regulatory restrictions, may repurchase excess stock prior to the expiration of the notice of redemption or withdrawal. The Bank will generally repurchase such excess stock as long as it expects to continue to meet its minimum capital requirements following the repurchase.
     The following table summarizes the Bank’s mandatorily redeemable capital stock at December 31, 2005 by year of earliest mandatory redemption and year of anticipated repurchase (in thousands). The earliest mandatory redemption reflects the earliest time at which the Bank is required to repurchase the shareholder’s capital stock, and is based on the assumption that the activities associated with the activity-based stock have concluded by the time the notice of redemption or withdrawal expires. The timing of anticipated repurchases is determined under the assumption that the Bank will redeem activity-based stock as the associated activities are reduced and that advances relating to such activity-based stock will be repaid on their contractual maturity dates (which may be before or after the expiration of the five-year redemption/withdrawal notice period).

	Earliest
	Mandatory	Anticipated
	Redemption	Repurchase
2006	$129	$162,734
2007	—	129,337
2008	315,703	20,229
2009	—	1,136
2010	3,503	2,132
Thereafter	—	3,767

Total	$319,335	$319,335

     The following table summarizes the Bank’s mandatorily redeemable capital stock activity during 2005 and 2004 (in thousands). Amounts for 2003 are not provided because the provisions of SFAS 150 were not applicable to the Bank prior to January 1, 2004.

Balance, December 31, 2003	$—

Capital stock subject to mandatory redemption reclassified from equity upon adoption of SFAS 150 on January 1, 2004	394,736
Capital stock that became subject to mandatory redemption during the year	12,344
Redemption of mandatorily redeemable capital stock	(86,624)
Stock dividends classified as mandatorily redeemable	6,665

Balance, December 31, 2004	327,121

Capital stock that became subject to mandatory redemption during the year	7,858
Redemption of mandatorily redeemable capital stock	(27,362)
Stock dividends classified as mandatorily redeemable	11,718

Balance, December 31, 2005	$319,335

     A member may cancel a previously submitted redemption or withdrawal notice by providing a written cancellation notice to the Bank prior to the expiration of the five-year redemption/withdrawal notice period. A member that cancels a stock redemption or withdrawal notice more than 30 days after it is received by the Bank and prior to its expiration is subject to a cancellation fee equal to a percentage of the par value of the capital stock subject to the cancellation notice.
     Limitations on Redemption or Repurchase of Capital Stock. The GLB Act imposes the following restrictions on the redemption or repurchase of the Bank’s capital stock.
•	In no event may the Bank redeem or repurchase capital stock if the Bank is not in compliance with its minimum capital requirements or if the redemption or repurchase would cause the Bank to be out of compliance with its minimum capital requirements, or if the redemption or repurchase would cause the member to be out of compliance with its minimum investment requirement. In addition, the Bank’s Board of Directors may suspend redemption of capital stock if the Bank reasonably believes that continued redemption of capital stock would cause the Bank to fail to meet its minimum capital requirements in the future, would prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner.

•	In no event may the Bank redeem or repurchase capital stock without the prior written approval of the Finance Board if the Finance Board or the Bank’s Board of Directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank. Such a determination may be made by the Finance Board or the Board of Directors even if the Bank is in compliance with its minimum capital requirements.

•	The Bank may not repurchase any capital stock without the written consent of the Finance Board during any period in which the Bank has suspended redemptions of capital stock. The Bank is required to notify the Finance Board if it suspends redemptions of capital stock and set forth its plan for addressing the conditions that led to the suspension. The Finance Board may require the Bank to reinstate redemptions of capital stock.

•	In no event may the Bank redeem or repurchase shares of capital stock if the principal and interest due on any consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if the Bank becomes a non-complying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.

•	If at any time the Bank determines that the total amount of capital stock subject to outstanding stock redemption or withdrawal notices with expiration dates within the following 12 months exceeds the amount of capital stock the Bank could redeem and still comply with its minimum capital requirements, the Bank will determine whether to suspend redemption and repurchase activities altogether, to fulfill requests for redemption sequentially in the order in which they were received, to fulfill the requests on a pro rata basis, or to take other action deemed appropriate by the Bank.
     Prior Capital Rules. Prior to the Bank’s implementation of the new capital regulations, the prior capital rules were in effect. In particular, the FHLB Act required members to purchase capital stock equal to the greater of one percent of their mortgage-related assets or five percent of their outstanding Bank advances. Members could, at the Bank’s discretion, redeem at par value any capital stock greater than their statutory requirement or sell it to other Bank members at par value.
Note 15—Employee Retirement Plans
     The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (“Pentegra Defined Benefit Plan”), a tax-qualified defined benefit pension plan formerly known as the Financial Institutions’ Retirement Fund. The plan covers substantially all officers and employees of the Bank. The Bank’s contributions to the Pentegra Defined Benefit Plan through June 30, 1987 represented the normal cost of the plan. The plan reached the full-

funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, employer contributions were suspended for all plan years between July 1, 1987 and June 30, 2003. Contributions to the plan resumed effective July 1, 2003. Funding and administrative costs of the Pentegra Defined Benefit Plan charged to salaries and benefits expense during the years ended December 31, 2005, 2004 and 2003 were $3,248,000, $1,205,000 and $170,000, respectively. The Pentegra Defined Benefit Plan is a multiemployer plan in which assets contributed by one participating employer may be used to provide benefits to employees of other participating employers since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Bank are not made.
     The Bank also participates in the Pentegra Defined Contribution Plan for Financial Institutions (“Pentegra Defined Contribution Plan”), a tax-qualified defined contribution plan formerly known as the Financial Institutions Thrift Plan. The Bank’s contributions to the Pentegra Defined Contribution Plan are equal to a percentage of voluntary employee contributions, subject to certain limitations. During the years ended December 31, 2005, 2004 and 2003, the Bank contributed $444,000, $434,000 and $618,000, respectively, to the Pentegra Defined Contribution Plan. During the year ended December 31, 2003, the Bank’s contributions to the Pentegra Defined Contribution Plan included a one-time supplemental contribution of $227,000 for certain eligible employees. The supplemental contribution was made to partially offset a reduction in the employee service accrual rate applicable to the Pentegra Defined Benefit Plan, which was effective July 1, 2003.
     Additionally, the Bank maintains a non-qualified deferred compensation plan that is available to some employees, which is, in substance, an unfunded supplemental retirement plan. The plan’s liability consists of the accumulated compensation deferrals, accrued earnings on those deferrals and matching Bank contributions corresponding to the contribution percentages applicable to the defined contribution plan. The Bank’s minimum obligation under this plan was $861,000 and $770,000 at December 31, 2005 and 2004, respectively. Salaries and benefits expense includes accrued earnings on deferred employee compensation and Bank contributions totaling $61,000, $57,000 and $70,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
     The Bank also maintains a non-qualified deferred compensation plan that is available to all of its directors. The plan’s liability consists of the accumulated compensation deferrals (representing directors’ fees) and accrued earnings on those deferrals. At December 31, 2005 and 2004, the Bank’s minimum obligation under this plan was $612,000 and $614,000, respectively.
     In October 2004, the Bank established the Special Non-Qualified Deferred Compensation Plan (“the Plan”), a defined contribution plan that was established primarily to provide supplemental retirement benefits to most of the Bank’s executive officers. Each participant’s benefit under the Plan consists of contributions made by the Bank on the participant’s behalf, plus an allocation of the investment gains or losses on the assets used to fund the Plan. Contributions to the Plan are determined solely at the discretion of the Bank’s Board of Directors; the Bank has no obligation to make future contributions to the Plan. The Bank’s accrued liability under this plan was $382,000 and $177,000 at December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004, the Bank contributed $178,000 and $170,000, respectively, to the Plan.
     The Bank sponsors a retirement benefits program that includes health care and life insurance benefits for eligible retirees. The health care portion of the program is contributory while the life insurance benefits, which are available to retirees with at least 20 years of service, are offered on a noncontributory basis. Prior to January 1, 2005, retirees were eligible to remain enrolled in the Bank’s health care benefits plan if age 50 or older with at least 10 years of service at the time of retirement. In December 2004, the Bank modified the eligibility requirements relating to retiree health care continuation benefits. Effective January 1, 2005, retirees are eligible to remain enrolled in the Bank’s health care benefits plan if age 55 or older with at least 15 years of service at the time of retirement. Employees who were age 50 or older with 10 years of service and those who had 20 years of service as of December 31, 2004 were not subject to the revised eligibility requirements. Additionally, current retiree benefits were unaffected by these modifications. In October 2005, the Bank modified the participant contribution requirements relating to its retirement benefits program. Effective December 31, 2005, retirees who are age 55 or older with at least 15 years of service at the time of retirement can remain enrolled in the Bank’s health care benefits program by paying 100% of the expected plan cost. Previously, participant contributions were subsidized by the Bank; this subsidy was based upon the Bank’s COBRA premium rate and the employee’s age and length of service with the Bank. Current retirees, employees who were hired prior to January 1, 1991 and those who, as of December 31, 2004, had at least 20 years of service or were age 50 or older with 10 years of service are not subject to these revised contribution requirements prior to age 65. Under the revised plan, at age 65, all plan participants are required to pay 100% of the expected plan cost. The Bank does not have any plan assets set aside for the retiree benefits program.
     The Bank uses a December 31 measurement date for its retirement benefits program. For years prior to 2004, the calculated costs and liabilities relating to these postretirement benefits were determined for current retirees and employees using a valuation date of December 31, 2003 and a roll forward and roll back methodology (see Note 2). A reconciliation of the accumulated postretirement benefit obligation (“APBO”) and funding status of the benefits program for the years ended December 31, 2005 and 2004 is as follows (in thousands):

	Year Ended December 31,
	2005	2004
Change in APBO
APBO at beginning of year	$4,384	$3,650
Service cost	87	229
Interest cost	159	240
Plan amendments	(1,145)	—
Actuarial (gain) loss	(1,204)	340
Participant contributions	135	98
Benefits paid	(135)	(173)

APBO at end of year	2,281	4,384

Change in plan assets
Fair value of plan assets at beginning of year	—	—
Bank contributions	—	75
Participant contributions	135	98
Benefits paid	(135)	(173)

Fair value of plan assets at end of year	—	—

Funded status	(2,281)	(4,384)
Unrecognized net actuarial loss (gain)	(110)	932
Unrecognized prior service cost (benefit)	(291)	1,163

Net liability recognized	$(2,682)	$(2,289)

     The actuarial assumptions used in the measurement of the Bank’s benefit obligation included a gross health care cost trend rate of 13.0 percent for 2006. For 2005, a gross health care cost trend rate of 14.0 percent was used; for 2004 and prior years, a gross health care cost trend rate of 15.0 percent was used. The health care cost trend rate is assumed to decline by 1.0 percent per year to a final rate of 5.0 percent in 2014 and thereafter. To compute the APBO at December 31, 2005 and 2004, weighted average discount rates of 5.50 percent and 5.75 percent were used. Weighted average discount rates of 5.75 percent, 6.25 percent and 6.75 percent were used to compute the net periodic benefit cost for 2005, 2004 and 2003, respectively.
     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act provides for a prescription drug benefit under Medicare (Medicare Part D) as well as a 28 percent federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In 2005, the Bank determined that its plan was at least actuarially equivalent to Medicare Part D; however, the cost of applying for the subsidy outweighed the estimated benefits to the Bank. Accordingly, the calculated costs and liabilities relating to the Bank’s postretirement benefits do not reflect any amount associated with the subsidy.

     Components of net periodic benefit cost for the years ended December 31, 2005, 2004 and 2003 were as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Service cost	$87	$229	$192
Interest cost	159	240	215
Amortization of prior service cost	148	254	254
Amortization of net loss	—	16	1

Net periodic benefit cost	$394	$739	$662

     A 1 percent increase in the health care cost trend rate would have increased the APBO at December 31, 2005 by $361,000 and the aggregate of the service and interest cost components of the net periodic benefit cost for the year ended December 31, 2005 by $48,000. Alternatively, a 1 percent decrease in the health care trend rate would have reduced the APBO at December 31, 2005 by $282,000 and the aggregate of the service and interest cost components of the net periodic benefit cost for the year ended December 31, 2005 by $37,000.
     The following net postretirement benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year Ended	Expected Benefit Payments, Net of
December 31,	Participant Contributions
2006	$146
2007	173
2008	189
2009	226
2010	210
2011-2015	1,217

$2,161

Note 16—Derivatives and Hedging Activities
     The Bank enters into interest rate swap, cap and floor agreements (collectively, interest rate exchange agreements) to manage its exposure to changes in interest rates. The Bank may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. The Bank uses interest rate exchange agreements in two ways: either by designating them as a fair value hedge of a specific underlying financial instrument or firm commitment or by designating them as a hedge of some defined risk in the course of its balance sheet management (i.e., a non-SFAS 133 economic hedge). For example, the Bank uses interest rate exchange agreements in its overall interest rate risk management activities to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of its assets (both advances and investments), and/or to adjust the interest rate sensitivity of advances, investments or mortgage loans to approximate more closely the interest rate sensitivity of its liabilities. In addition to using interest rate exchange agreements to manage mismatches between the coupon features of its assets and liabilities, the Bank also uses interest rate exchange agreements to manage embedded options in assets and liabilities, to preserve the market value of existing assets and liabilities, to hedge the duration risk of prepayable instruments, and to reduce funding costs.
     A non-SFAS 133 economic hedge is defined as an interest rate exchange agreement hedging specific or non-specific underlying assets or liabilities that does not qualify for or was not designated for hedge accounting under SFAS 133, but is an acceptable hedging strategy under the Bank’s Risk Management Policy. These strategies also comply with Finance Board regulatory requirements. Stand-alone derivatives include those instruments that are entered into as an economic hedge of a non-specific asset or liability and those designated against a specific asset or liability for which fair value hedge accounting has been discontinued or disallowed. An economic hedge by definition introduces the potential for earnings variability as the change in fair value recorded on the interest rate exchange agreement(s) is not offset (under the provisions of SFAS 133) by a recorded corresponding change in the value of the economically hedged asset, liability or firm commitment.
     The Bank, consistent with Finance Board regulations, enters into interest rate exchange agreements only to reduce potential market risk exposures inherent in otherwise unhedged assets and liabilities. The Bank is not a derivatives dealer and it does not trade derivatives for short-term profit. Bank management utilizes interest rate exchange agreements in the most cost efficient manner and may enter into interest rate exchange agreements that do not necessarily qualify for hedge accounting under SFAS 133. As a result, the Bank recognizes only the change in fair value of these interest rate exchange agreements in other income (loss) as “net gain (loss) on derivatives and hedging activities” with no offsetting recorded fair value adjustments for the asset, liability or firm commitment. Some offset does occur in situations where a hedged asset is measured at fair value, with changes in fair value reported in current earnings (e.g., an investment security classified as trading).
     During the years ended December 31, 2005, 2004 and 2003, the Bank recorded net losses on derivatives and hedging activities of $91,287,000, $90,679,000 and $15,122,000, respectively, in other income (loss). Net gains (losses) on derivatives and hedging activities for the years ended December 31, 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Losses related to fair value hedge ineffectiveness	$(2,223)	$(3,705)	$(9,735)
Gains on economic hedge derivatives related to trading securities	4,585	8,126	13,377
Net interest expense associated with economic hedge derivatives related to trading securities	(4,458)	(10,777)	(21,602)
Gains (losses) related to other economic hedge derivatives	(65,223)	(33,151)	46,897
Net interest expense associated with other economic hedge derivatives	(23,968)	(51,172)	(44,059)

Net losses on derivatives and hedging activities	$(91,287)	$(90,679)	$(15,122)

     The following table summarizes the outstanding notional balances and estimated fair values of the derivatives outstanding at December 31, 2005 and 2004 (in thousands):

	December 31, 2005		December 31, 2004
		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value
Interest rate swaps
Fair value	$40,235,811	$(541,393)	$53,425,679	$(489,990)
Economic	2,298,046	(12,610)	6,969,143	(208,835)
Interest rate caps
Fair value	310,000	5,730	55,000	2,033
Economic	3,915,000	1,508	3,915,000	4,936

	$46,758,857	$(546,765)	$64,364,822	$(691,856)

Total derivatives excluding accrued interest		$(546,765)		$(691,856)
Accrued interest		140,979		50,708

Net derivative balances		$(405,786)		$(641,148)

Net derivative asset balances		$—		$17,619
Net derivative liability balances		(405,786)		(658,767)

Net derivative balances		$(405,786)		$(641,148)

     Hedging Activities. The Bank formally documents all relationships between derivatives designated as hedging instruments and their hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions and its method for assessing the effectiveness of hedging relationships. This process includes linking all derivatives that are designated as fair value hedges to: (1) specific assets and liabilities on the statement of condition or (2) firm commitments. The Bank also formally assesses (both at the inception of the hedging relationship and on a monthly basis thereafter) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value of hedged items and whether those derivatives may be expected to remain effective in future periods. The Bank uses regression analyses to assess the effectiveness of its hedges. When it is determined that a derivative has not been, or is not expected to continue to be, effective as a hedge, the Bank discontinues hedge accounting prospectively, as discussed below.
     The Bank discontinues hedge accounting for a specific hedging relationship prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value of a hedged item (including firm commitments); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.
     Investments — The Bank invests in U.S. agency securities, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of consolidated obligations and derivatives. The Bank may manage prepayment and duration risk by funding investment securities with consolidated obligations that have call features, by hedging the prepayment risk with caps or floors, or by adjusting the duration of the securities by using interest rate exchange agreements to modify the cash flows of the securities. These securities may be classified as “held-to-maturity,” “available-for-sale,” or “trading.”
     For available-for-sale securities that have been hedged and qualify as a fair value hedge, the Bank records the portion of the change in value related to the risk being hedged in other income (loss) as “net gain (loss) on derivatives and hedging activities” together with the related change in the fair value of the interest rate exchange agreement, and the remainder of the change in the value of the securities in other comprehensive income as “net unrealized gain (loss) on available-for-sale securities.”

     The Bank may also manage the risk arising from changing market prices and volatility of investment securities classified as “trading” by entering into interest rate exchange agreements (economic hedges) that offset the changes in fair value of the securities. The market value changes of the trading securities are recorded in other income (loss) under the caption “net gain (loss) on trading securities.” Changes in the fair value of the related interest rate exchange agreements, and the associated net interest income/expense, are included in other income (loss) under the caption “net gain (loss) on derivatives and hedging activities.”
     Advances — The Bank issues both fixed-rate and variable-rate advances. When appropriate, the Bank uses interest rate exchange agreements to adjust the interest rate sensitivity of its fixed-rate advances to more closely approximate the interest rate sensitivity of its liabilities. With issuances of putable advances, the Bank purchases from the member a put option that enables the Bank, at some future date, to terminate a fixed-rate advance and extend replacement credit on new terms. This embedded option is clearly and closely related to the host advance contract. The Bank typically hedges a putable advance by entering into a cancelable interest rate exchange agreement where the Bank pays a fixed coupon and receives a variable coupon, and sells an option to cancel the swap to the swap counterparty. This type of hedge is treated as a fair value hedge under SFAS 133. The swap counterparty can cancel the interest rate exchange agreement on the call date and the Bank can cancel the advance and extend replacement credit on new terms.
     The optionality embedded in certain financial instruments held by the Bank can create interest rate risk. When a member prepays an advance, the Bank could suffer lower future income if the principal portion of the prepaid advance was invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the Bank generally charges a prepayment fee that makes it financially indifferent to a borrower’s decision to prepay an advance. When the Bank offers advances (other than short-term advances) that a member may prepay without a prepayment fee, it usually finances such advances with callable debt or otherwise hedges this option.
     The Bank may hedge a firm commitment for a forward-starting advance through the use of an interest rate swap. In this case, the swap will function as the hedging instrument for both the firm commitment and the subsequent advance. The basis movement associated with the firm commitment will be rolled into the basis of the advance at the time the commitment is terminated and the advance is issued. The basis adjustment will then be amortized into interest income over the life of the advance.
     Mortgage Loans — The Bank has invested in mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected maturities of these assets, depending on changes in estimated prepayment speeds. The Bank may manage prepayment and duration risk by funding some mortgage loans with consolidated obligations that have call features. In addition, the Bank may use interest rate exchange agreements to manage the prepayment and duration variability of mortgage loans. Net income could be reduced if the Bank replaces the mortgages with lower-yielding assets and if the Bank’s higher funding costs are not reduced concurrently.
     The Bank manages the interest rate and prepayment risk associated with its mortgages through a combination of debt issuance and derivatives. The Bank issues both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. The Bank analyzes the duration, convexity, and earnings risk of its mortgage portfolio on a regular basis under various rate scenarios.
     Consolidated Obligations — While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. The Bank enters into derivative contracts to hedge the interest rate risk associated with its specific debt issuances.
     To manage the risk arising from changing market prices and volatility of certain of its consolidated obligations, the Bank will match the cash outflow on a consolidated obligation with the cash inflow of an interest rate exchange agreement. In a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks, and the Bank simultaneously enters into a matching interest rate exchange agreement in which the counterparty pays fixed cash flows to the Bank which are designed to mirror in timing and amount the cash outflows the Bank pays on the consolidated obligation. Such transactions are treated as fair value hedges under SFAS 133. In this transaction, the Bank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-

rate advances, typically one-month or three-month LIBOR. This intermediation between the capital and swap markets allows the Bank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed-rate or floating-rate consolidated obligations in the capital markets.
     Credit Risk — The Bank is subject to credit risk due to the risk of nonperformance by counterparties to its derivative agreements. The degree of counterparty risk depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral requirements and adherence to the requirements set forth in Finance Board regulations. Based on its master netting arrangements, credit analyses and collateral requirements with each counterparty, Bank management does not anticipate any credit losses on its derivative agreements at this time.
     The contractual or notional amount of interest rate exchange agreements reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of interest rate exchange agreements does not measure the credit risk exposure to the Bank, and the maximum credit exposure to the Bank is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest rate swaps and purchased caps if the counterparty defaults, after taking into account the value of any related collateral. This collateral has not been sold or repledged.
     At December 31, 2005 and 2004, the Bank’s maximum credit risk, as defined above, was approximately $638,000 and $16,804,000, respectively. These totals include $638,000 and $12,373,000, respectively, of net accrued interest receivable. In determining maximum credit risk, the Bank considers accrued interest receivables and payables, and the legal right to offset assets and liabilities, by counterparty. The Bank held, as collateral, cash with a book value of $448,000 and $11,438,000 as of December 31, 2005 and 2004, respectively. The cash collateral held is reported in interest-bearing deposits (liabilities) in the statements of condition.
     The Bank transacts most of its interest rate exchange agreements with large banks and major broker-dealers. Some of these banks and broker-dealers (or their affiliates) buy, sell, and distribute consolidated obligations. Assets pledged by the Bank to these counterparties are described in Note 18.
     The Bank has not issued consolidated obligations denominated in currencies other than U.S. dollars.
     Interest rate exchange agreements in which the Bank is an intermediary may arise when the Bank enters into interest rate exchange agreements to offset the economic effect of other interest rate exchange agreements that are no longer designated to either advances, investments, or consolidated obligations. The notional amount of interest rate exchange agreements in which the Bank was an intermediary was $5,100,000 and $17,800,000 at December 31, 2005 and 2004, respectively.
Note 17—Estimated Fair Values
     The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank as of December 31, 2005 and 2004. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and evaluation of those factors, change. Therefore, the estimated fair values presented below are not necessarily indicative of the amounts that would be realized in current market transactions.
     The Fair Value Summary Tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.
     Cash and due from banks. The estimated fair value approximates the recorded book balance.
     Interest-bearing deposits. Interest-bearing deposits earn interest at floating market rates; therefore, the estimated fair value of the deposits approximates the recorded book value.

     Federal funds sold. All federal funds sold represent overnight balances. Accordingly, the estimated fair value approximates the recorded book balance.
     Investment securities. When available, the estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the year. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.
     Advances. The Bank determines the estimated fair value of advances with fixed rates and advances with complex floating rates by calculating the present value of expected future cash flows from the advances and reducing this amount for accrued interest receivable. The discount rates used in these calculations are the replacement advance rates for advances with similar terms. Under Finance Board regulations, advances with a maturity and repricing period greater than six months require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the advances. Therefore, the estimated fair value of advances does not assume prepayment risk. The estimated fair value approximates the recorded book balance of advances with floating rates.
     Mortgage loans held for portfolio. The estimated fair values for mortgage loans have been determined based on quoted prices of similar mortgage loans available in the market. These prices, however, can change rapidly based upon market conditions and are highly dependent upon the prepayment assumptions that are used.
     Accrued interest receivable and payable. The estimated fair value approximates the recorded book value.
     Derivative assets/liabilities. The Bank estimates the fair values of its derivative instruments, all of which are interest rate exchange agreements, by calculating the present value of expected future cash flows, including accrued interest receivable and payable, for those instruments. The Bank uses available current market interest rates for interest rate exchange agreements with similar terms as discount rates in these calculations, and uses current market prices for swaptions or stand alone options with similar terms to estimate the value of similar instruments in the Bank’s portfolio. However, since active markets may not exist for all of the Bank’s interest rate exchange agreements, fair values must be estimated using management’s best judgment of the most comparable interest rates or prices available in the market. Management regularly evaluates these judgments against available market data. Such estimates are necessarily subjective, however, and changes in management’s judgments could have a material impact on the fair value estimates. Since these estimates are made as of a specific point in time, they are susceptible to material near-term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and, if negative, as a liability.
     Deposits. The Bank determines the estimated fair values of Bank deposits with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with floating rates and fixed rates with three months or less to maturity or repricing.
     Consolidated obligations. The Bank estimates fair values of consolidated obligations based on the cost of raising comparable term debt. The estimated cost of issuing debt includes non-interest selling costs.
     Mandatorily redeemable capital stock. The fair value of capital stock subject to mandatory redemption is generally equal to its par value ($100 per share), as adjusted for any estimated dividend earned but unpaid at the time of reclassification from equity to liabilities. The Bank’s capital stock cannot, by statute or implementing regulation, be purchased, redeemed, repurchased or transferred at any amount other than par.
     Commitments. The estimated fair value of the Bank’s commitments to extend credit, including advances and letters of credit, was not material at December 31, 2005 or 2004.

     The carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2005, were as follows (in thousands):
2005 FAIR VALUE SUMMARY TABLE

	Carrying	Net Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:
Cash and due from banks	$61,558	$—	$61,558
Interest-bearing deposits	384,715	—	384,715
Federal funds sold	7,896,000	—	7,896,000
Trading securities	45,744	—	45,744
Available-for-sale securities	1,014,884	—	1,014,884
Held-to-maturity securities	8,204,642	53,801	8,258,443
Advances	46,456,958	(79,913)	46,377,045
Mortgage loans held for portfolio, net	542,478	3,270	545,748
Accrued interest receivable	190,914	—	190,914

Liabilities:
Deposits	3,818,134	—	3,818,134
Consolidated obligations:
Discount notes	11,219,806	2,554	11,217,252
Bonds	46,121,709	36,657	46,085,052
Mandatorily redeemable capital stock	319,335	—	319,335
Accrued interest payable	396,913	—	396,913
Derivative liabilities	405,786	—	405,786
     The carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2004, were as follows (in thousands):
2004 FAIR VALUE SUMMARY TABLE

	Carrying	Net Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:
Cash and due from banks	$44,231	$—	$44,231
Interest-bearing deposits	631,398	—	631,398
Federal funds sold	2,680,000	—	2,680,000
Trading securities	78,583	—	78,583
Available-for-sale securities	5,785,592	—	5,785,592
Held-to-maturity securities	7,264,333	94,314	7,358,647
Advances	47,112,017	54,610	47,166,627
Mortgage loans held for portfolio, net	706,203	23,363	729,566
Accrued interest receivable	208,301	—	208,301
Derivative assets	17,619	—	17,619

Liabilities:
Deposits	2,004,809	—	2,004,809
Consolidated obligations:
Discount notes	7,085,710	2,647	7,083,063
Bonds	51,452,135	(106,260)	51,558,395
Mandatorily redeemable capital stock	327,121	—	327,121
Accrued interest payable	331,154	—	331,154
Derivative liabilities	658,767	—	658,767

Note 18—Commitments and Contingencies
     Joint and several liability. As described in Note 13, the Bank is jointly and severally liable with the other FHLBanks for the payment of principal and interest on all of the consolidated obligations issued by the FHLBank System. The Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation, regardless of whether there has been a default by a FHLBank having primary liability. To the extent that a FHLBank makes any consolidated obligation payment on behalf of another FHLBank, the paying FHLBank is entitled to reimbursement from the FHLBank with primary liability. However, if the Finance Board determines that the primary obligor is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis that the Finance Board may determine. No FHLBank has ever failed to make any payment on a consolidated obligation for which it was the primary obligor; as a result, the regulatory provisions for directing other FHLBanks to make payments on behalf of another FHLBank or allocating the liability among other FHLBanks have never been invoked.
     The joint and several obligations are mandated by Finance Board regulations and are not the result of arms-length transactions among the FHLBanks. As described above, the FHLBanks have no control over the amount of the guaranty or the determination of how each FHLBank would perform under the joint and several liability. As the FHLBanks are under the common control of the Finance Board as it relates to decisions involving the allocation of the joint and several liability for the FHLBank System’s consolidated obligations, the Bank’s joint and several obligation is excluded from the initial recognition and measurement provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”
     If the Bank were to determine that a loss was probable under its joint and several liability and the amount of such loss could be reasonably estimated, the Bank would charge to income the amount of the expected loss under the provisions of SFAS No. 5, “Accounting for Contingencies." Based upon the creditworthiness of the other FHLBanks, the Bank currently believes that the likelihood of a loss is remote.
     Potential Impact of Hurricanes Katrina and Rita. During the third quarter of 2005, two significant hurricanes struck the Gulf Coast of the United States. On August 29, 2005, Hurricane Katrina made landfall near New Orleans, Louisiana causing substantial damage to coastal areas of Louisiana, Mississippi and Alabama. Then, on September 24, 2005, Hurricane Rita made landfall near the Louisiana-Texas border causing significant but less substantial damage in southwest Louisiana and southeast Texas.
     These storms had varying degrees of impact on the Bank’s members and MPF mortgage loan borrowers in the affected areas. As further described below, the Bank has analyzed the potential impact that damage related to Hurricanes Katrina and Rita might have on its advances, letters of credit, mortgage loans held for portfolio, and non-agency MBS investments. Letters of credit are included in the Bank’s analysis as if they were advances because a letter of credit would be converted into an advance if a member defaults on its obligation to the beneficiary. At issuance, letters of credit are required to be collateralized as if they were advances. Based on the limited amount of information currently available, the Bank is not able to estimate at this time either the likelihood or the amount of potential losses to the Bank, if any, as a result of the hurricanes.
     At December 31, 2005, approximately 210 of the Bank’s member institutions were headquartered in the areas that, by January 9, 2006, had been designated by the Federal Emergency Management Agency (“FEMA”) for both individual and public assistance. The Bank believes that members in the affected areas have been and may continue to be adversely affected in a variety of ways and to varying degrees by the hurricanes, including damage to their physical properties, the inability of their borrowers to repay loans made by the institutions, damage to the borrowers’ properties that serve as collateral for the loans made by the institutions, and a reduction in their customer base, at least in the short-term, as a result of the dislocation of a significant portion of the population of the affected areas. After reviewing the current operational state and available financial reports of member institutions that operate primarily in the affected areas, the Bank has identified a small number of institutions which it currently believes may be the most affected and that may have a relatively greater degree of difficulty recovering from the hurricanes (the “Most Affected Members”).

     As of December 31, 2005, advances and letters of credit outstanding to the Most Affected Members totaled approximately $383 million, with balances for individual institutions ranging from $3.5 million to $93.2 million. The total was comprised of $240 million in advances and $143 million in letters of credit. The $383 million total included approximately $278 million of advances and letters of credit secured by loans pledged under a blanket lien or held in custody by the Bank, which represented 11.4 percent of the aggregate book value of those assets as reflected in the members’ December 31, 2005 regulatory financial reports. For individual members within this group, the percentages ranged from 1.9 percent (for a member with $6.3 million of advances only) to 64.0 percent (for a member with $19.8 million of advances only). The largest amount of advances and letters of credit outstanding to a single institution in this group that was secured by loans pledged under a blanket lien or held in custody was $91.6 million, which represented 20.1 percent of the book value of the pledged assets.
     As of March 31, 2006, advances and letters of credit outstanding to the Most Affected Members had declined to approximately $309 million, ranging from $1.4 million to $92.2 million for the individual institutions. At that date, the total was comprised of $207 million in advances and $102 million in letters of credit. Total outstanding advances and letters of credit as of that date included approximately $195 million secured by loans pledged under a blanket lien or held in custody by the Bank, which represented 8.1 percent of the aggregate book value of those assets as reflected in the members’ December 31, 2005 regulatory financial reports (the most current reports available). For individual members within the group, the percentages ranged from 1.9 percent (for a member with $6.2 million of advances only) to 30.6 percent (for a member with $21.4 million of advances only). The largest amount of advances and letters of credit outstanding to a single institution in this group that was secured by loans pledged under a blanket lien or held in custody was $90.0 million, which represented 19.8 percent of the book value of the pledged assets.
     The primary source of repayment of advances (including those that may be created when letters of credit have been funded) is derived from the borrowing members’ ongoing operations. For a variety of reasons, it is still too early to have any credible insight into how well institutions in the affected areas will be able to recover from the hurricanes’ effects, how well the local economies in which they operate will recover, what impact insurance settlements and federal and/or other assistance for members’ consumer and commercial borrowers will have on the borrowers’ ability to rebuild their homes and businesses and repay outstanding loans, or what assistance might be available to the institutions from their primary regulators or through Congressional action.
     If a member institution fails or is otherwise unable to meet its obligations, a secondary source of repayment is the collateral pledged by the member. For a variety of reasons, including forbearances provided to borrowers for loan payments, the uncertainty of the amount of damage incurred by the underlying properties, the amount of insurance settlements that may be made on those properties, and the ultimate marketability of those properties, it is not possible at this time to determine the impact that the hurricanes may have had on the value of the loan collateral supporting the Bank’s advances and letters of credit. As more information becomes available to the Bank over time, its assessment of the impact of the hurricanes on individual institutions’ operations and the identification of the Most Affected Members may change.
     At this time, all principal and interest amounts on the Bank’s advances have been received in accordance with the contractual terms of the applicable agreements. Additionally, the Bank has not been required to fund any letters of credit.
     At December 31, 2005, the Bank also held interests totaling $32.8 million in conventional mortgage loans acquired through the MPF Program and held for portfolio that were collateralized by properties located in the areas that had been, by January 9, 2006, designated by FEMA for both individual and public assistance. This amount included approximately $13.9 million of interests in loans collateralized by properties located in the hardest hit counties and parishes in Mississippi and Louisiana. As of March 31, 2006, these amounts had declined to $30.3 million and $12.1 million, respectively. Under the terms of the MPF Program, all mortgagors are required to carry hazard insurance and, if the property is located in a federal government-designated flood zone, they must also carry flood insurance. The Bank is still assessing the damage to the underlying properties and the potential for recovery under insurance policies and MPF credit enhancements. Since confirmation of specific damage or insurance coverage is not yet available and the impact of the credit enhancements is not yet determinable, the Bank cannot yet quantify the impact of the hurricanes on its mortgage loan portfolio.

     The Bank also owns several non-agency residential and commercial MBS that are collateralized in part by loans on properties that are located in the affected areas. Credit support for the senior tranches of these securities held by the Bank is provided by subordinated tranches that absorb losses before the senior tranches held by the Bank would be affected. The amount of loans in the affected areas that are part of the Bank’s residential and commercial mortgage-backed securities portfolios represents only a small fraction of the subordinated tranches that provide credit support for the senior tranches held by the Bank. As of March 31, 2006, all of the Bank’s MBS investments were rated triple-A. Therefore, at this time, the Bank does not anticipate any losses in its MBS portfolio related to Hurricane Katrina or Rita.
     The Bank is continuing to evaluate the impact of the hurricanes on its advances (including those that may be created if a letter of credit is required to be funded), mortgage loans held for portfolio and non-agency MBS investments. If information becomes available indicating that any of these assets has been impaired and the amount of the loss can be reasonably estimated, the Bank will record appropriate reserves at that time.
     Other commitments and contingencies. Commitments that legally bind and unconditionally obligate the Bank for additional advances totaled approximately $155,746,000 and $1,065,671,000 at December 31, 2005 and 2004, respectively. Commitments are generally for periods up to 12 months. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and its member. If the Bank is required to make payment for a beneficiary’s draw, the amount is converted into a collateralized advance to the member. Outstanding standby letters of credit totaled $2,755,708,000 and $1,687,404,000 at December 31, 2005 and 2004, respectively. At December 31, 2005, outstanding letters of credit had original terms of up to 5.5 years with a final expiration in 2010. Unearned fees on standby letters of credit are recorded in other liabilities and totaled $1,382,000 and $996,000 at December 31, 2005 and 2004, respectively. Based on management’s credit analyses and collateral requirements, the Bank does not deem it necessary to have any provision for credit losses on these commitments and letters of credit. Commitments and letters of credit are fully collateralized at the time of issuance (see Note 8).
     The Bank had no commitments to fund/purchase mortgage loans at December 31, 2005 or 2004.
     At December 31, 2005 and 2004, the Bank had commitments to issue $15,000,000 and $230,000,000, respectively, of consolidated obligation bonds/discount notes.
     Generally, the Bank executes interest rate exchange agreements with major banks and broker-dealers with whom it has bilateral collateral agreements. As of December 31, 2005 and 2004, the Bank had pledged, as collateral, cash with a book value of $384,428,000 and $629,701,000, respectively, to broker-dealers who have market risk exposure from the Bank related to interest rate exchange agreements; at those dates, the Bank had no securities pledged as collateral. The pledged cash collateral is reported in interest-bearing deposits (assets) in the statements of condition.
     During the years ended December 31, 2005, 2004 and 2003, the Bank charged to operating expenses net rental costs of approximately $386,000, $398,000, and $424,000, respectively. Future minimum rentals at December 31, 2005, were as follows (in thousands):

Year	Premises	Equipment	Total
2006	$224	$167	$391
2007	226	58	284
2008	227	15	242
2009	233	—	233
2010	174	—	174

Total	$1,084	$240	$1,324

     Lease agreements for Bank premises generally provide for increases in the base rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.

     The Bank has entered into certain lease agreements to rent space to outside parties in its building. Future minimum rentals under these operating leases at December 31, 2005 were as follows (in thousands):

Year
2006	$1,562
2007	1,142
2008	941
2009	339
2010	251

Total	$4,235

     In the ordinary course of its business, the Bank is subject to the risk that litigation may arise. Currently, the Bank is not a party to any material pending legal proceedings.
     For a discussion of other commitments and contingencies, see notes 8, 9, 10, 13, 15 and 16.
Note 19 — Transactions with Shareholders
     As a cooperative, the Bank’s capital stock is owned by its members, former members that retain the stock as provided in the Bank’s capital plan or by non-member institutions that have acquired members and must retain the stock to support advances or other activities with the Bank. No shareholder owns more than 10% of the voting interests of the Bank due to statutory limits on members’ voting rights. Members are entitled to vote only for directors; non-member shareholders are prohibited from participating in the director election process. Under the FHLB Act and Finance Board regulations, each of the Bank’s 11 elective directorships is designated to one of the five states in the Bank’s district and each member is entitled to vote only for candidates representing the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation that the total number of votes that a member may cast is limited to the average number of shares of the Bank’s capital stock that were required to be held by all members in that state as of the record date for voting. By law, elected directors must be officers or directors of a member of the Bank.
     Substantially all of the Bank’s advances (loans) are made to its shareholders, and the majority of its mortgage loans held for portfolio were either funded by the Bank through, or purchased from, certain of its shareholders. The Bank maintains demand deposit accounts for shareholders primarily as an investment alternative for their excess cash and to facilitate settlement activities that are directly related to advances and mortgage loans held for portfolio. As an additional service to members, the Bank also offers term deposit accounts. Periodically, the Bank may sell (or purchase) federal funds to (or from) shareholders and/or their affiliates. These transactions are executed on terms that are the same as those with other eligible third party market participants, except that the Bank’s Risk Management Policy specifies a lower minimum threshold for the amount of capital that members must have to be an eligible federal funds counterparty than non-members. The Bank may not invest in any equity securities, whether issued by shareholders, affiliates of shareholders, or otherwise, except for stock in small business investment companies or certain investments targeted to low-income persons or communities. The Bank has never held any equity securities.
     During the year ended December 31, 2005, the Bank purchased from a third party $283,000,000 of mortgage-backed securities issued by an affiliate of Washington Mutual Bank, a non-member borrower/stockholder.
     An affiliate of one of the Bank’s counterparties (Citigroup) acquired a member institution on March 31, 2005. The Bank has continued to enter into interest rate exchange agreements with Citigroup in the normal course of business and under the same terms and conditions since that acquisition was completed. In addition, at December 31, 2005, the Bank held previously purchased mortgage-backed securities with a par value of $30 million that were issued by one or more entities that are now part of Citigroup.

     During the years ended December 31, 2004 and 2003, the Bank did not purchase any investment or mortgage-backed securities issued by any of its shareholders or their affiliates. Additionally, the Bank did not enter into any interest rate exchange agreements with any of its shareholders or their affiliates during these periods.
     All transactions with shareholders are entered into in the ordinary course of business. The Bank provides the same pricing for advances and other services to all members regardless of asset or transaction size, charter type, or geographic location.
     The Bank provides, in the ordinary course of its business, products and services to members whose officers or directors may serve as directors of the Bank (“Directors’ Financial Institutions”). Finance Board regulations require that transactions with Directors’ Financial Institutions be made on the same terms as those with any other member. As of December 31, 2005 and 2004, advances outstanding to Directors’ Financial Institutions aggregated $8,244,000,000 and $6,028,000,000, respectively, representing 17.7 percent and 12.8 percent, respectively, of the Bank’s total outstanding advances as of those dates. During the year ended December 31, 2003, the Bank acquired (net of participation interests sold to the FHLBank of Chicago) approximately $173,000,000 of mortgage loans from (or through) Directors’ Financial Institutions. The loan participations sold to the FHLBank of Chicago were transacted concurrent with the Bank’s purchase of the loans from the Directors’ Financial Institutions. The loan purchases and simultaneous participations were transacted at the same price. The Bank did not acquire any mortgage loans from (or through) Directors’ Financial Institutions during the years ended December 31, 2005 or 2004. As of December 31, 2005 and 2004, capital stock outstanding to Directors’ Financial Institutions aggregated $375,000,000 and $351,000,000, respectively, representing 14.3 percent and 12.4 percent of the Bank’s outstanding capital stock, respectively. For purposes of this determination, the Bank’s outstanding capital stock includes those shares that are classified as mandatorily redeemable.
Note 20 — Transactions with Other FHLBanks
     Occasionally, the Bank loans (or borrows) short-term funds to (from) other FHLBanks. Interest income on loans to other FHLBanks totaled $506,000, $179,000 and $553,000 for the years ended December 31, 2005, 2004 and 2003, respectively. During these same periods, interest expense on borrowings from other FHLBanks totaled $31,000, $4,000 and $0, respectively. There were no loans to or from other FHLBanks outstanding at December 31, 2005 or 2004. The following table summarizes the Bank’s loans to other FHLBanks during the years ended December 31, 2005, 2004 and 2003 (in thousands).

	FHLBank of	FHLBank of
	Pittsburgh	Atlanta
Balance, January 1, 2003	$—	$—
Loans made	10,680,000	150,000
Collections	(10,680,000)	(150,000)

Balance, December 31, 2003	—	—
Loans made	4,793,000	100,000
Collections	(4,793,000)	(100,000)

Balance, December 31, 2004	—	—
Loans made	3,660,000	—
Collections	(3,660,000)	—

Balance, December 31, 2005	$—	$—

     The following table summarizes the Bank’s borrowings from other FHLBanks during the years ended December 31, 2005, 2004 and 2003 (in thousands).

	FHLBank of	FHLBank of
	Pittsburgh	Atlanta
Balance, January 1, 2003	$—	$—
Borrowings	—	—
Repayments	—	—

Balance, December 31, 2003	—	—
Borrowings	—	100,000
Repayments	—	(100,000)

Balance, December 31, 2004	—	—
Borrowings	190,000	125,000
Repayments	(190,000)	(125,000)

Balance, December 31, 2005	$—	$—

     The Bank’s investment securities portfolio includes consolidated obligations for which other FHLBanks are the primary obligors and for which the Bank is jointly and severally liable. The balances of these investments are presented in Note 6. All of these consolidated obligations were purchased in the open market from third parties and are accounted for in the same manner as other similarly classified investments (see Note 1). Interest income earned on these consolidated obligations of other FHLBanks totaled $3,193,000, $3,426,000 and $5,617,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
     The Bank may, from time to time, assume the outstanding debt of another FHLBank rather than issue new debt. During the years ended December 31, 2005, 2004 and 2003, the Bank assumed consolidated obligations from the FHLBanks of Chicago and San Francisco with par amounts of $425,000,000, $375,000,000 and $5,705,000,000, respectively. The net premiums (discounts) associated with these transactions were $1,812,000, ($3,789,000) and ($12,110,000) in 2005, 2004 and 2003, respectively. The Bank accounts for these transfers in the same manner as it accounts for new debt issuances (see Note 1).
     As discussed in Note 1, the Bank receives participation fees from the FHLBank of Chicago for mortgage loans that are originated by the Bank’s PFIs and purchased by the FHLBank of Chicago. These fees totaled $385,000, $684,000 and $1,725,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

EXHIBIT INDEX

Exhibit No.
*3.1	Organization Certificate of the Registrant.

*3.2	By-Laws of the Registrant.

*4.1	Amended and Revised Capital Plan of the Registrant, dated June 24, 2004.

*10.1	Deferred Compensation Plan of the Registrant, effective July 24, 2004 (governs deferrals made prior to January 1, 2005).

*10.2	Deferred Compensation Plan of the Registrant for Deferrals Effective January 1, 2005.

*10.3	Non-Qualified Deferred Compensation Plan for the Board of Directors of the Registrant, effective July 24, 2004 (governs deferrals made prior to January 1, 2005).

*10.4	Non-Qualified Deferred Compensation Plan for the Board of Directors of the Registrant for Deferrals Effective January 1, 2005.

*10.5	Form of Special Non-Qualified Deferred Compensation Plan of the Registrant, effective as of January 1, 2004.

12.1	Computation of Ratio of Earnings to Fixed Charges.

*	Included as part of the Bank’s Registration Statement on Form 10 filed on February 15, 2006.